株式会社新生銀行
〒100-8501 東京都千代田区内幸町2-1-8
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan



**File No. 82-34775**
September 7, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



SUPPL

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated April 3, 2007 (Attached hereto as Exhibit A-1)
(2) Press release dated April 5, 2007 (Attached hereto as Exhibit A-2)
(3) Press release dated April 6, 2007 (Attached hereto as Exhibit A-3)
(4) Press release dated April 6, 2007 (Attached hereto as Exhibit A-4)
(5) Press release dated April 10, 2007 (Attached hereto as Exhibit A-5)
(6) Press release dated April 10, 2007 (Attached hereto as Exhibit A-6)
(7) Press release dated April 10, 2007 (Attached hereto as Exhibit A-7)
(8) Press release dated April 11, 2007 (Attached hereto as Exhibit A-8)
(9) Press release dated April 18, 2007 (Attached hereto as Exhibit A-9)
(10) Press release dated April 19, 2007 (Attached hereto as Exhibit A-10)
(11) Press release dated April 26, 2007 (Attached hereto as Exhibit A-11)
(12) Press release dated April 27, 2007 (Attached hereto as Exhibit A-12)
(13) Press release dated May 9, 2007 (Attached hereto as Exhibit A-13)
(14) Press release dated May 9, 2007 (Attached hereto as Exhibit A-14)
(15) Press release dated May 9, 2007 (Attached hereto as Exhibit A-15)
(16) Press release dated May 9, 2007 (Attached hereto as Exhibit A-16)
(17) Press release dated May 9, 2007 (Attached hereto as Exhibit A-17)
(18) Press release dated May 9, 2007 (Attached hereto as Exhibit A-18)
(19) Press release dated May 14, 2007 (Attached hereto as Exhibit A-19)
(20) Press release dated May 18, 2007 (Attached hereto as Exhibit A-20)
(21) Press release dated May 25, 2007 (Attached hereto as Exhibit A-21)
(22) Press release dated May 25, 2007 (Attached hereto as Exhibit A-22)
(23) Press release dated June 1, 2007 (Attached hereto as Exhibit A-23)
(24) Press release dated June 1, 2007 (Attached hereto as Exhibit A-24)
(25) Press release dated June 6, 2007 (Attached hereto as Exhibit A-25)
(26) Press release dated June 7, 2007 (Attached hereto as Exhibit A-26)
(27) Press release dated June 8, 2007 (Attached hereto as Exhibit A-27)
(28) Press release dated June 11, 2007 (Attached hereto as Exhibit A-28)
(29) Press release dated June 11, 2007 (Attached hereto as Exhibit A-29)
(30) Press release dated June 18, 2007 (Attached hereto as Exhibit A-30)
(31) Press release dated June 20, 2007 (Attached hereto as Exhibit A-31)
(32) Press release dated June 20, 2007 (Attached hereto as Exhibit A-32)
(33) Press release dated June 20, 2007 (Attached hereto as Exhibit A-33)

(34) Press release dated June 20, 2007 (Attached hereto as Exhibit A-34)
(35) Press release dated June 20, 2007 (Attached hereto as Exhibit A-35)
(36) Press release dated June 28, 2007 (Attached hereto as Exhibit A-36)
(37) Press release dated July 2, 2007 (Attached hereto as Exhibit A-37)
(38) Press release dated July 5, 2007 (Attached hereto as Exhibit A-38)
(39) Press release dated July 9, 2007 (Attached hereto as Exhibit A-39)
(40) Press release dated July 11, 2007 (Attached hereto as Exhibit A-40)
(41) Press release dated July 20, 2007 (Attached hereto as Exhibit A-41)
(42) Press release dated July 25, 2007 (Attached hereto as Exhibit A-42)
(43) Press release dated July 27, 2007 (Attached hereto as Exhibit A-43)
(44) Press release dated July 30, 2007 (Attached hereto as Exhibit A-44)
(45) Press release dated August 1, 2007 (Attached hereto as Exhibit A-45)
(46) Press release dated August 3, 2007 (Attached hereto as Exhibit A-46)
(47) Press release dated August 6, 2007 (Attached hereto as Exhibit A-47)
(48) Press release dated August 8, 2007 (Attached hereto as Exhibit A-48)
(49) Press release dated August 8, 2007 (Attached hereto as Exhibit A-49)
(50) Press release dated August 10, 2007 (Attached hereto as Exhibit A-50)
(51) Press release dated August 10, 2007 (Attached hereto as Exhibit A-51)
(52) Press release dated August 13, 2007 (Attached hereto as Exhibit A-52)
(53) Press release dated August 23, 2007 (Attached hereto as Exhibit A-53)
(54) Annual Report 2007 for the period from April 1, 2006 to March 31, 2007 (Attached hereto as Exhibit A-54)

B. Japanese Language Documents

(1) Press release dated April 3, 2007 (English translation attached hereto as Exhibit B-1)
(2) Press release dated April 5, 2007 (English translation attached hereto as Exhibit B-2)
(3) Press release dated April 6, 2007 (English translation attached hereto as Exhibit B-3)
(4) Press release dated April 6, 2007 (English translation attached hereto as Exhibit B-4)
(5) Press release dated April 10, 2007 (English translation attached hereto as Exhibit B-5)
(6) Press release dated April 10, 2007 (English translation attached hereto as Exhibit B-6)
(7) Press release dated April 10, 2007 (English translation attached hereto as Exhibit B-7)
(8) Press release dated April 11, 2007 (English translation attached hereto as Exhibit B-8)
(9) Press release dated April 18, 2007 (English translation attached hereto as Exhibit B-9)
(10) Press release dated April 19, 2007 (English translation attached hereto as Exhibit B-10)
(11) Press release dated April 26, 2007 (English translation attached hereto as Exhibit B-11)
(12) Press release dated April 27, 2007 (English translation attached hereto as Exhibit B-12)
(13) Press release dated May 9, 2007 (English translation attached hereto as Exhibit B-13)
(14) Press release dated May 9, 2007 (English translation attached hereto as Exhibit B-14)
(15) Press release dated May 9, 2007 (English translation attached hereto as Exhibit B-15)
(16) Press release dated May 9, 2007 (English translation attached hereto as Exhibit B-16)
(17) Press release dated May 9, 2007 (English translation attached hereto as Exhibit B-17)
(18) Press release dated May 9, 2007 (English translation attached hereto as Exhibit B-18)
(19) Press release dated May 14, 2007 (English translation attached hereto as Exhibit B-19)
(20) Press release dated May 18, 2007 (English translation attached hereto as Exhibit B-20)
(21) Press release dated May 25, 2007 (English translation attached hereto as Exhibit B-21)
(22) Press release dated May 25, 2007 (English translation attached hereto as Exhibit B-22)
(23) Press release dated June 1, 2007 (English translation attached hereto as Exhibit B-23)
(24) Press release dated June 1, 2007 (English translation attached hereto as Exhibit B-24)
(25) Press release dated June 6, 2007 (English translation attached hereto as Exhibit B-25)
(26) Press release dated June 7, 2007 (English translation attached hereto as Exhibit B-26)
(27) Press release dated June 8, 2007 (English translation attached hereto as Exhibit B-27)
(28) Press release dated June 11, 2007 (English translation attached hereto as Exhibit B-28)

(29) Press release dated June 11, 2007 (English translation attached hereto as Exhibit B-29)
(30) Press release dated June 18, 2007 (English translation attached hereto as Exhibit B-30)
(31) Press release dated June 20, 2007 (English translation attached hereto as Exhibit B-31)
(32) Press release dated June 20, 2007 (English translation attached hereto as Exhibit B-32)
(33) Press release dated June 20, 2007 (English translation attached hereto as Exhibit B-33)
(34) Press release dated June 20, 2007 (English translation attached hereto as Exhibit B-34)
(35) Press release dated June 20, 2007 (English translation attached hereto as Exhibit B-35)
(36) Press release dated June 28, 2007 (English translation attached hereto as Exhibit B-36)
(37) Press release dated July 2, 2007 (English translation attached hereto as Exhibit B-37)
(38) Press release dated July 5, 2007 (English translation attached hereto as Exhibit B-38)
(39) Press release dated July 9, 2007 (English translation attached hereto as Exhibit B-39)
(40) Press release dated July 11, 2007 (English translation attached hereto as Exhibit B-40)
(41) Press release dated July 20, 2007 (English translation attached hereto as Exhibit B-41)
(42) Press release dated July 25, 2007 (English translation attached hereto as Exhibit B-42)
(43) Press release dated July 27, 2007 (English translation attached hereto as Exhibit B-43)
(44) Press release dated July 30, 2007 (English translation attached hereto as Exhibit B-44)
(45) Press release dated August 1, 2007 (English translation attached hereto as Exhibit B-45)
(46) Press release dated August 3, 2007 (English translation attached hereto as Exhibit B-46)
(47) Press release dated August 6, 2007 (English translation attached hereto as Exhibit B-47)
(48) Press release dated August 8, 2007 (English translation attached hereto as Exhibit B-48)
(49) Press release dated August 8, 2007 (English translation attached hereto as Exhibit B-49)
(50) Press release dated August 10, 2007 (English translation attached hereto as Exhibit B-50)
(51) Press release dated August 10, 2007 (English translation attached hereto as Exhibit B-51)
(52) Press release dated August 13, 2007 (English translation attached hereto as Exhibit B-52)
(53) Press release dated August 23, 2007 (English translation attached hereto as Exhibit B-53)

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,
Shinsei Bank, Limited

By Kazuko Noritomi

Name: Kazuko Noritomi
Title: General Manager
Group Investor Relations Division

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release



Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

# Shinsei Bank Announces Additional Action to Reflect Legislative and Market Changes in the Japanese Consumer Finance Industry

## Bank Quantifies Impairment Values; Estimates Impact on Fiscal 2006 Results

Tokyo (April 3, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the estimated impact of impairment of goodwill and intangible assets and impairment of and valuation allowances for investments relating to its consumer finance business on its consolidated and non-consolidated financial forecasts for Fiscal Year 2006. Shinsei Bank expects to release its Fiscal 2006 results on May 9, 2007, but it considers it necessary to provide in a timely manner an estimate of the impact of impairment on its financial results.

Shinsei Bank's consumer finance business encompasses its 68.9% owned subsidiary APLUS Co., Ltd. ("APLUS") which, in turn owns 97.3% of Zen-Nichi Shinpan Co., Ltd. ("Zen-Nichi Shinpan"), and its 36.4% stake in equity-method affiliate Shinki Co., Ltd. ("Shinki")

Legislative changes regarding consumer loan interest rates approved by the Japanese Diet on December 13, 2006 and announced on December 20, 2006, have had a significant impact on the consumer finance industry. Shinsei Bank has responded quickly and decisively to these changes through a number of major measures, including prudent provisioning and accelerating the business transformation process to improve the viability and profitability of its consumer finance business from Fiscal Year 2007 onwards.

As a direct result of the changes in the consumer finance industry, it was necessary to assess the impairment of the Bank's investments in subsidiaries and an equity-method affiliate, as well as goodwill and intangible assets, relating to its consumer finance business and make the appropriate write-downs in a timely manner. PwC Advisory Co., Ltd. was retained to provide independent valuation services to enable Shinsei Bank to carry out this assessment. While the independent external auditors will not complete their audit work until May 9, 2007, the impairment methodology and results have been fully discussed with them.

*"Sudden and drastic changes in the environment of the consumer finance business require an equally rapid response to this industry-wide challenge," said Mr. Thierry Porté, President and Chief Executive Officer of Shinsei Bank. "We have made difficult decisions to improve the viability and profitability of our business going forward and have endeavored to do so in a highly transparent manner."*

**Impairment of Goodwill and Intangible Assets**

A fair value of equity was determined for APLUS using the discounted cash flow methodology based on a 10 year cash flow projection, a terminal value based on a perpetual growth rate of 2.0% and a discount rate of 9.5%. Applying this equity value results in a total goodwill and intangible assets impairment of 101 billion yen.

(JPY billion)

| Goodwill and Intangible Assets | Amount of Impairment |
|---|---|
| Goodwill | 61 |
| Intangible Assets | 40 |
| **Total** | **101** |

There is no goodwill impairment envisaged for APLUS' 97.3% owned subsidiary Zen-Nichi Shinpan.

**Impairment of Investments and Valuation Allowances**

Similarly, a fair value of Shinsei Bank's investment in APLUS[1] was assessed which results in a preferred shares investment impairment of 98 billion yen.

Additionally, a valuation allowance for APLUS' common shares was assessed at 9 billion yen[2].

A valuation allowance for Shinki's common shares was assessed at 7 billion yen[3].

(JPY billion)

| Investments | Amount |
|---|---|
| Impairment of Investment in APLUS (preferred shares) | 98 |
| Valuation Allowance for Investment in APLUS (common shares) | 9 |
| Valuation Allowance for Investment in Shinki (common shares) | 7 |
| **Total** | **114** |

There is no impairment of investment envisaged for APLUS' 97.3% owned subsidiary Zen-Nichi Shinpan.

**No impact on Shinsei's Business**

The announced impairment of goodwill, intangible assets and investments, including valuation allowances for investments, which is a direct result of legislative and market changes and is considered non-recurrent in nature, does not affect Shinsei Bank's business operations or future prospects. In particular, Shinsei Bank will continue to implement the business transformation plan at APLUS announced on January 16, 2007.

*Mr. Thierry Porté commented "While the seriousness of the bottom line moving into the red is unequivocal, I would like to emphasize that our core business prospects remain unaffected. We remain confident of our ability to grow our business in line with our three pillar business strategy."*

**Shinsei Bank Fiscal 2006 Financial Forecast**

***Consolidated Basis***

Reflecting the effect of the impairment of goodwill and intangible assets, Shinsei Bank's reported consolidated net income forecast for fiscal year ended March 31, 2007 is revised downwards from 40 billion yen net income to a 58 billion yen net loss.

Cash basis consolidated net income will not be impacted by the impairment of goodwill and intangible assets.

Shinsei Bank expects Tier 1 and Total Capital adequacy ratios to increase slightly due to the reversal of deferred tax liabilities arising from the impairment of intangible assets and remain at levels of around 8% (Tier 1 capital) and 13% (Total capital). The write-off of goodwill and intangible assets arising from impairment will result in a lower amortization charge in future years.

The impairment of goodwill and intangible assets does not impact the non-consolidated basis financial accounts.

***Non-Consolidated Basis***

The impairment of and valuation allowances for investments in APLUS and Shinki impact Shinsei Bank's non-consolidated financial results. Accordingly, the Bank's reported non-consolidated net

[1] Shinsei Bank owns common shares and classes B,C,D and E preferred shares of APLUS through YMS6 Co. Ltd., a wholly owned subsidiary of Shinsei Bank
[2] Based on closing share price of APLUS on Friday, March 30, 2007 of 184 yen
[3] Based on closing share price of Shinki on Friday, March 30, 2007 of 333 yen

income forecast for the fiscal year ending March 31, 2007 is revised downwards from 75 billion yen net income to a 38 billion yen net loss, resulting in the Bank not meeting the net income target for fiscal year 2006 stipulated by the Financial Revitalization Plan.

The impairment of investments does not have any impact on Shinsei Bank's consolidated basis financial accounts.

The revised forecasts provided above are estimates based on currently available information. Shinsei Bank expects to announce its full audited financial results on May 9, 2007.

**Shinsei's Three Pillar Business Strategy**

Shinsei remains committed to delivering sustainable long-term profitable growth based on a three business pillar strategy, comprising Institutional Banking, Retail Banking and Consumer and Commercial Finance, which allows the Bank to cover a broad range of businesses and customer segments, thereby providing a stable pool of diversified revenue streams.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

## Regarding the discrepancy in bonus interest calculation for "Power Yokin"

Tokyo (Thursday, April 5,2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that the calculation for the quarterly bonus interest payment at the end of March 2007 for "Power Yokin" in the PowerFlex account was incorrect.
We deeply apologize for any inconvenience caused to our customers, as a result of this oversight.

1. Description of miscalculated bonus interest payment
"Power Yokin" in the PowerFlex account is designed to pay a quarterly and annual bonus interest besides the monthly interest. In calculating the quarterly bonus interest paid on April 1, 2007 (as of March 31, 2007), the base amount of the deposit was miscalculated. This caused the interest payment to be incorrect.

| | Number of customers | Amount (before tax) | |
|---|---|---|---|
| Underpayment compared with the correct bonus interest | 23,925 | Total shortfall | JPY 2,774,332 |
| Overpayment compared with the correct bonus interest | 31,346 | Total excess | JPY 1,686,645 |
| Total | 55,271 | Gross total | JPY4,460,977 |

2. Correspondence to our customers
To our customers who were underpaid, we credit the shortfall on April 3, 2007 (as of March 31, 2007.)
We will not make any adjustments to our customers who were overpaid.
To our customers who were underpaid, we immediately release a written notification of this credit shortfall.
Shinsei Bank will take every precaution to prevent such oversight in the future and will take the appropriate measures to reinforce our internal control system to prevent such incidents.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111



For Immediate Release

Shinsei Bank, Limited

(Code: 8303 TSE First Section)

# Shinsei Bank to Install ATM at Shimbashi Station of Tokyo Metro Ginza Line

- Shinsei ATM totaled to 65 ATMs at 38 Tokyo Metro Stations -

Tokyo (Friday, April 6, 2007) — Shinsei Bank, Limited ("Shinsei Bank") today announced that it will install one Shinsei Bank ATM at Shimbashi station of Tokyo Metro Ginza Line on Monday, April 9, 2007. Including this new location, Shinsei Bank will have 65 ATMs installed at 38 Tokyo Metro stations in total, which will expand the largest ATM network in Tokyo Metro stations.

Shinsei Bank ATMs located in Tokyo Metro stations is operating 365 days a year from 5 a.m. to 24 midnight. Shinsei *PowerFlex* cash cards can be used at these ATMs free of charge.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life". It has been installing its ATMs at convenient places such as stations and commercial complexes, so that Shinsei customers can take full advantage of the free ATM services as a part of the *PowerFlex* account service.

**Shinsei ATMs installed at Tokyo Metro stations** (including ATM to be installed on April 9, 2007)

**- 65 ATMs installed at 38 stations in total**

| | |
|---|---|
| Ginza Line | Tameike-sanno (1) Shimbashi (1) Nihombashi (1) |
| Marunouchi Line | Ogikubo (2) Nakano-sakaue (2) Nishi-shinjuku (2) Shinjuku-sanchome (2) Akasaka-mitsuke (1) Kasumigaseki (1) Myogadani (2) |
| Hibiya Line | Kamiyacho (2) Hibiya (2) Tsukiji (2) Kayabacho (1) Ningyocho (2) |
| Tozai Line | Takadanobaba (2) Waseda (2) Otemachi (1) Monzen-nakacho (2) Kiba (2) Nishi-kasai (2) Urayasu (2) Minami-gyotoku (2) |
| Chiyoda Line | Nogizaka (2) Kokkai-gijidomae (1) Otemachi (1) Shin-ochanomizu (1) Nishi-nippori (2) Machiya (2) |
| Yurakucho Line | Gokokuji (2) Ichigaya (2) Tsukishima (2) |
| Hanzomon Line | Aoyama-itchome (2) Otemachi (2) |
| Namboku Line | Shirokane-takanawa (1) Azabu-juban (2) Tameike-sanno (2) Oji (2) |

(Note) The underlined station is the station where ATM will be installed on April 9, 2007.
Numbers in brackets are the numbers of ATMs. The number of stations is repeated if the lines are different.
Shinsei Bank has installed Shinsei ATMs at Tokyo Metro stations from March 2005.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

## Shinsei Bank to Offer "Nikko Global Income Infrastructure Equity Fund"

— Investing mainly in shares of infrastructure-related companies over the world —

Tokyo (Friday, April 6, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that effective today, it would start offering an open-ended equities investment trust called "Nikko Global Income Infrastructure Equity Fund (Monthly Dividend Payment Type)" which is managed by Nikko Asset Management Co., Ltd. The initial offering period is from Friday, April 6, 2007 until Wednesday, April 25, 2007. The fund inception date is Thursday, April 26, 2007 and the fund will continue to be offered thereafter.

This is an open-ended equities investment trust investing mainly in equities of infrastructure-related companies throughout the world, including companies holding, operating and managing airports, toll roads, pipelines, etc. in addition to shares in conventional utility-sector companies, such as electric power and water supply companies.
In general, infrastructure-related companies have a relatively stable earnings structure and their sales will usually increase in line with economic growth. By investing in equities of such infrastructure-related companies, stable dividend income and capital gains can be expected from a mid- to long-term perspective. Moreover, in view of world-wide moves towards privatization and the expected expansion of infrastructure-related investments in emerging economies, further investment opportunities for infrastructure-related companies are expected to expand in the future.

The mother fund of the Fund will be managed by Macquarie Alternative Investments Limited, an asset management company that specializes in investments in listed equities of infrastructure-related companies. This company is under the umbrella of the Macquarie Group, known for their experience in global infrastructure investments. The Group has approximately 900 staff working on infrastructure-related operations, one of the largest teams in the world.

The Fund meets the needs of customers who want to benefit from monthly dividends and asset growth from a mid- to long-term perspective, and for those that want to diversify their investment portfolios.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

* Please refer to the attachment for further information

【Attachment】

**"Nikko Global Income Infrastructure Equity Fund (Monthly Dividend Payment Type)": Specifics**

| | |
|---|---|
| Name | Nikko Global Income Infrastructure Equity Fund (Monthly Dividend Payment Type) |
| Asset management company | Nikko Asset Management Co., Ltd. |
| Product type | Open-ended equities investment trust / International equities (general) |
| Characteristics | 1. The Fund invests in shares of world-wide infrastructure-related companies with relatively high dividends via investments mainly in the beneficiary certificates of the "Global Infrastructure Equity Mother Fund."<br>2. The Fund aims to make monthly dividend payments from dividend income of the stocks included.<br>3. Macquarie Alternative Investments Limited will be responsible for managing the Fund.<br>4. As a general rule, no foreign exchange hedging will be undertaken. |
| Benchmark | N/A<br>* The "Macquarie Global Infrastructure Index" will be used as a reference indicator. |
| Initial offering period | From Friday, April 6, 2007 to Wednesday, April 25, 2007 |
| Fund inception date | Thursday, April 26, 2007 |
| Subsequent offering period | Effective Thursday, April 26, 2007 |
| Trust period | Indefinite |
| Accounts settlement date | As a general rule, on the 12th day of each month (when this day falls on a holiday, it will be changed to the immediately succeeding business day) |
| Trust fee | 1.6275% (1.55% before tax) on the total net assets |
| Shinsei Bank's sales channel | Branches (Shinsei Financial Centers, and selected Shinsei *BankSpots*), Internet banking (Shinsei *PowerDirect*), Call Center (Shinsei *PowerCall*) |
| Shinsei Bank's application unit | At least 10,000 yen and in units of one yen |
| Sales fee payable to Shinsei Bank | 3.15% (3.0% before tax) |

* For details, please refer to the prospectus. You may find the prospectus at Shinsei Bank branch counters and through the Internet.

**Nikko Asset Management Co., Ltd.**

Nikko Asset Management Co., Ltd. is an asset management company which has, since its establishment, provided various kinds of investment products and investment advice to its investors for over 45 years. The company has offices in Tokyo, New York, London, and Singapore, employing about 550 employees, and has about 11.8 trillion yen in total assets under management (including those for investment advisory services). Thus, it plays a role as one of the major domestic asset management companies. The company has a strong investment capacity, particularly in domestic assets in Japan. It actively allies with first-class overseas asset

management companies in order to prepare the best possible product design.

The company is also working to provide investors with sophisticated services, such as automatically transmitting investment fund unit prices via e-mail to cell-phones, and following up on products offered.

The company has sales alliances with approx. 200 companies for publicly offered investment funds, and approx. 7.7 trillion yen in assets under management.

* Data as of the end of December 2006.

**Macquarie Alternative Investments Limited**

Macquarie Alternative Investments Limited is a member of the Macquarie Group centering on Macquarie Bank, an international investment bank in Australia. The company was established in February 1999 as an asset management company specialized in investments in listed equities of infrastructure-related companies.

The Macquarie Group, having invested in more than one hundred infrastructure assets in 25 countries and regions in the world, is one of the largest private financial groups investing in infrastructure assets.

The Macquarie Group has about 9,600 employees worldwide and provides a wide range of financial services. The Group has over 25 years of experience in asset management, and has approx. US$114 billion (13.5 trillion yen) in total assets under management. The Group allocates its management resources centered on infrastructure operations, and has about 900 staff engaged in infrastructure-related operations, of which about half are engaged in infrastructure-related asset investments, one of the largest teams in the world. Total assets under management in this area are approx. US$51.5 billion (6.1 trillion yen).

* Data as of the end of September 2006.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

## Shinsei Bank to Open Kashiwa Financial Center

- Shinsei Branch Number 43 opens in front of JR Kashiwa Station -

Tokyo (Tuesday, April 10, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced the opening of a new branch, "Kashiwa Financial Center" (Kashiwa-city, Chiba Prefecture) on Monday, May 7, 2007. Following the opening, the bank will hold a promotional campaign at the branch from the same day until Saturday, June 30, 2007.

The "Kashiwa Financial Center" will be open for business six days a week, including Saturdays, from 11 a.m. to 7 p.m., and professional staff will provide not only account opening services, but also asset management consulting by proposing financial products that best meet the lifestyle and needs of customers. Customers living around Kashiwa-city will enjoy improved convenience through the opening of the Shinsei Financial Center at Kashiwa, a major commercial town of Chiba Prefecture, which is 30 kilometers away from Tokyo and whose population is approximately 400,000.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life". Shinsei Bank will continue to strive at developing products and services which offer value and convenience to our customers.

**【Shinsei Bank Kashiwa Financial Center】**

| | |
|---|---|
| Official Name: | Shinsei Bank Kashiwa Branch |
| Location: | 1-4-3, Kashiwa, Kashiwa-city, Chiba |
| Opening date: | Monday, May 7, 2007 |
| Business hours: | 11 a.m. to 7 p.m.<br>From Monday through Saturday<br>(Excluding public holidays) |
| Services provided: | Account opening, asset management consulting, home mortgage consulting, and others |



Exterior image of Kashiwa Financial Center

**【Shinsei Bank Kashiwa Financial Center Opening Campaign】**

Period: From Monday, May 7 to Saturday, June 30, 2007
Campaign:

1. The first 1,000 customers who open accounts will be given a QUO card worth 500 yen.
2. The first 1,000 customers to receive asset management consulting will be given a gift card worth 1,000 yen. (for customers who have 100,000 yen or more in their yen savings account)


Kashiwa SFC

*Customers who apply for campaign 1, may also apply for campaign 2. (one time only for both campaigns respectively during the campaign period)

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

## Shinsei Bank to Open Kashiwa Financial Center

- Shinsei Branch Number 43 opens in front of JR Kashiwa Station -

Tokyo (Tuesday, April 10, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced the opening of a new branch, "Kashiwa Financial Center" (Kashiwa-city, Chiba Prefecture) on Monday, May 7, 2007. Following the opening, the bank will hold a promotional campaign at the branch from the same day until Saturday, June 30, 2007.

The "Kashiwa Financial Center" will be open for business six days a week, including Saturdays, from 11 a.m. to 7 p.m., and professional staff will provide not only account opening services, but also asset management consulting by proposing financial products that best meet the lifestyle and needs of customers. Customers living around Kashiwa-city will enjoy improved convenience through the opening of the Shinsei Financial Center at Kashiwa, a major commercial town of Chiba Prefecture, which is 30 kilometers away from Tokyo and whose population is approximately 400,000.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life". Shinsei Bank will continue to strive at developing products and services which offer value and convenience to our customers.

**【Shinsei Bank Kashiwa Financial Center】**

| | |
|---|---|
| Official Name: | Shinsei Bank Kashiwa Branch |
| Location: | 1-4-3, Kashiwa, Kashiwa-city, Chiba |
| Opening date: | Monday, May 7, 2007 |
| Business hours: | 11 a.m. to 7 p.m.<br>From Monday through Saturday<br>(Excluding public holidays) |
| Services provided: | Account opening, asset management consulting, home mortgage consulting, and others |



Exterior image of Kashiwa Financial Center

**【Shinsei Bank Kashiwa Financial Center Opening Campaign】**

Period: From Monday, May 7 to Saturday, June 30, 2007

Campaign:

1. The first 1,000 customers who open accounts will be given a QUO card worth 500 yen.
2. The first 1,000 customers to receive asset management consulting will be given a gift card worth 1,000 yen. (for customers who have 100,000 yen or more in their yen savings account)


Kashiwa SFC

*Customers who apply for campaign 1, may also apply for campaign 2. (one time only for both campaigns respectively during the campaign period)

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code:8303 TSE First Section)

## Shinsei Bank Considers Strategic Exit from Mortgage Niche Market Through Sale of Life Housing Loan

Tokyo (Tuesday, April 10, 2007) - Shinsei Property Finance Co., Ltd., a subsidiary of Shinsei Bank, Limited ("Shinsei Bank") announced today that a basic, in principle, agreement has been reached with Sumitomo Trust & Banking Co., Ltd ("Sumitomo Trust") to sell its shares of Life Housing Loan, Ltd ("Life Housing Loan") to Sumitomo Trust, subject to fulfillment of final terms and conditions.

Although Shinsei Bank remains fully committed to growing its mortgage lending business, Life Housing Loan operates in a highly specialized niche market which is not central to the successful execution of the Bank's strategic business plan. Shinsei Bank has determined that, although Life Housing Loan has been performing well and remains a profitable business, there appear to be few additional synergies that may be generated between this subsidiary and other areas of the Bank going forward. Since Shinsei Bank continually strives to focus managerial and financial resources on those businesses which offer the largest profitable growth potential to the Bank, the decision was made to exit this business.

Shinsei Bank's President and Chief Executive Officer, Mr. Thierry Porté, stated, "Shinsei Bank remains fully committed to expanding its growing housing loan business offering innovative and value-adding solutions, such as the PowerSmart Housing Loan, through the Bank's retail banking franchise. We will continue to leverage our strong capital levels to proactively manage our business portfolio, both organically and through acquisitions and disposals to enhance sustainable long-term profitable growth based on a diversified three business pillar strategy, comprising Institutional Banking, Retail Banking and Consumer and Commercial Finance."

The sale price of Life Housing Loan, currently set at 25 billion yen, will be finalized upon completion of all necessary due diligence. Completion of the sale is expected to take place

in May 2007. The financial impact on Shinsei Bank on a consolidated and non-consolidated basis will be determined and announced upon completion.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

## Shinsei Servicer Received "Above Average" CMBS Primary Servicer Ranking from S&P

Tokyo (Wednesday, April 11, 2007) – Shinsei Bank, Limited ("Shinsei Bank") announced today that Shinsei Servicing Company ("Shinsei Servicer"), a subsidiary of Shinsei Bank, was newly assigned a CMBS Primary Servicer ranking of "Above Average (Outlook: Stable)" by Standard and Poor's ("S&P"). S&P's servicer rankings are broken down into five categories: "Strong," "Above average," "Average," "Below Average" and "Weak."

Shinsei Servicer will be added to S&P's "Selected Servicer List*" in CMBS category. This "Above Average" ranking reflects Shinsei Servicer's solid servicing track record, sound internal controls, excellent IT system, and reliable and transparent investor reporting.

Servicing is a key part of the securitization business including CMBS non-recourse loans. Shinsei Bank strives for the expansion of its business including securitization deals done by Shinsei Bank for itself and for its customers as well as third-party transactions done outside the Shinsei Bank Group, utilizing primary servicing capacity of Shinsei Servicer.

*List of Servicers who are assigned "Average" or above categories in S&P's servicer rankings.

Information about Shinsei Servicer

Company Name : Shinsei Servicing Company
Address : 1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo
Established : October 19, 2001
Business License : Ministry of Justice License No. 63 Permitted on January 21, 2002
Capital : JPY500 million
President : Takehiko Goto
Cumulative Total
Consigned Amount: Approximately JPY 2,108 billion
URL : http://www.shinseiservicing.com/sss-e-index.html
Ranking :S&P Residential Mortgage Primary Servicer Ranking (RPS) Strong (Outlook: Stable)
:Fitch Residential Mortgage Primary Servicer Rating RPS1-(JPN)
Commercial Mortgage Special Servicer Rating CSS1-(JPN)

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*
*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited

## Shinsei Bank to Exhibit Art Works of Ms. Mika Ninagawa at Omotesando Hills Financial Center

**— the First anniversary of the Financial Center Opening —**

Tokyo (Wednesday, April 18, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that the Omotesando Hills Financial Center which is located on the third floor, Dojun Wing of Omotesando Hills will commemorate its first anniversary in May 2007, displaying photographic art works of Ms. Mika Ninagawa, a photographer, from Thursday, May 17, 2007 to mid September, 2007.

Ms. Mika Ninagawa, a photographer, and also a movie director, has presented such different genres of photographs as flowers, fish, landscape and fashion in photographic books, fashion magazines, and advertising, etc. Photographic art works of flowers and goldfish published in her photographic books will be displayed, and shown on the permanent LED screen as well at Omotesando Hills Financial Center.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life". To send out this "Color your life" message, art works are on display at Omotesando Hills Financial Center after its opening in May, 2006.

**Outline of the Art Exhibition at Shinsei Bank Omotesando Hills Financail Center**

| | |
|---|---|
| Place: | Omotesando Hills, Dojun Wing 3F, 12-10, Jingumae 4-Chome, Shibuya-ku, Tokyo |
| Period: | Thursday, May 17 through mid September, 2007 |
| Contents: | Exhibition of 3 photographic art works of Ms. Mika Ninagawa, a photographer, at Omotesando Hills Financial Center |

* Her photographic art works will be shown on the permanent LED screen as well during the period above.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

【Appendix】

**Photographic Art Works of Ms. Mika Ninagawa, scheduled to be exhibited at Omotesando Hills Financial Center**



Photograph: from a photographic book titled "Everlasting Flowers"
Size: 145.5 x 97.0 cm



Photograph: from a photographic book titled "Acid Bloom"
Size: 25.7 x 36.4 cm



Photograph: from a photographic book titled "Liquid Dreams"
Size: 72.8 x 103.0 cm

**Ms. Mika Ninagawa**

Born in 1972, Ms. Mika Ninagawa is Japan's most popular photographer. Her photographic style is one that is instantly identified by her versatile style and the drawing from various fields. Her work is highly acclaimed across the generations from teen fashion magazines to high-end commercial fashion and advertising.

At 2007 A/W Paris Collection, Celine dresses on which Mika Ninagawa's photography was printed were announced and it caught a massive attention of various savvy media and it became a big topic.

She is promoted by Tomio Koyama Gallery (www.tomiokoyamagallery.com), which introduced both Takashi Murakami and Yoshitomo Nara to the world. Her works are constantly exhibited and much loved by art collectors. Her film directorial debut, "SAKURAN" (http://www.sakuran-themovie.com) has been officially entered into the Berlinale Special section of the 57th Berlin International Film Festival. To coincide with the festival, she also held a photography exhibition at Arndt & Partner, which was extremely successful.

Her enthusiasm has gathered the attention of publishing houses, resulting in publication of one or two best selling photographic books every year for the past seven years. She relishes art direction and conceptual shoots and her well-thought out concepts come to life in vivid visuals and seemingly incongruous forms. She does not only specialize in portrait photography, but also in still life photography of flowers, goldfish and landscapes. Her influence resonates with the many followers who copy her styles and mimic her stance.

Official site
http://ninamika.com/ (PC) http://ninamika-m.com (Mobile)

Cooperation: Tomio Koyama Gallery
http://www.tomiokoyamagallery.com

SHINSEI BANK



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

## Shinsei Bank to Provide 24/7 ATM Services During the Golden Week Holidays

Tokyo (Thursday, April 19, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that its ATM services including deposits, withdrawals and balance inquiries during the Golden Week holidays (April 28 to May 6, 2007) will be available 24-hours-a-day free of charge, as usual to Shinsei *"PowerFlex"* customers at Shinsei Bank ATMs and Seven Bank ATMs (12,096 ATMs nationwide). For withdrawal at partner network ATMs by Shinsei "*PowerFlex*" cash card, Shinsei Bank will refund any fees charged.

Shinsei customers will also be able to make transactions via Internet Banking (Shinsei *PowerDirect*) and Call Center (Shinsei *PowerCall*) as usual, during the Golden Week holidays.

Shinsei Bank's services (Operate as usual, during the Golden Week holidays)

| | Available services | Operating hours |
|---|---|---|
| Shinsei Bank ATMs | Withdrawals, deposits, balance inquiries <free of charge> | |
| Internet Banking (Shinsei *PowerDirect*) | Accepting transaction applications (Yen and foreign currency deposits, investment trusts, stocks), account information inquiries, accepting transfer applications[1], etc. | **24 hours**[2] |
| Call Center (Shinsei *PowerCall*) | Accepting transaction applications (Yen and foreign currency deposits, investment trusts, debentures), account information inquiries, accepting transfer applications[1], request for materials, various changes to accountholder's information, inquiries, etc. | |

1. Transfer applications which are accepted from 14:30 on April 27, 2007 to 24:00 April 30, 2007 will be processed on May 1, 2007 and transfer applications which are accepted from 14:30 on May 2, 2007 to 24:00 May 6, 2007 will be processed on May 7, 2007.
2. Except for a regular maintenance time of ATMs and Internet Banking (Shinsei *PowerDirect*).
3. Please see appendix for further details about ATM services.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

【Appendix】

**ATM Operating Hours and Fees During the Golden Week Holidays**
**- For Shinsei *"PowerFlex"* cash card holders -**

| | ATMs | | Operating Hours | Fees |
|---|---|---|---|---|
| **Shinsei Bank ATMs** | Shinsei Bank ATMs installed at Head Office and Branches<br>Other Shinsei Bank ATMs | | 24 hours | Free of charge |
| | Shinsei Bank ATMs installed at Tokyo Metro stations | | 5:00 - 24:00 | |
| | Keikyu Station Bank ATMs<br>(ATMs installed at Keihin Electric Express Railway stations, etc.) | | 6:00 - 24:00 | |
| **Partner network ATMs** | Seven Bank ATMs<br>(ATMs installed at Seven-Eleven convenience stores, etc.) | | 24 hours | |
| | Japan Post Office ATMs | Deposit | Weekdays<br>7:00 - 21:00<br>Sat. & Sun. and Holidays<br>9:00 - 17:00<br>(Services not available on May 4, 5, and 6) | |
| | | Withdrawal | Weekdays & Sat.<br>0:05 - 23:55<br>Sun. & Holidays<br>0:05 - 20:00<br>(From 7:00 on the following day of Sundays or holidays)<br>(Services not available on May 4, 5, and 6) | Fee is reimbursed later (substantially free of charge) |
| | All City Banks[1] ATMs<br>Four Trust Banks[2] ATMs | Withdrawal | Weekdays<br>8:00 - 21:00<br>Sat. & Sun. and Holidays<br>9:00 - 17:00<br>(Services not available on May 3, 4, and 5) | |
| | Aozora Bank ATMs<br>Shokochukin Bank ATMs | Withdrawal | Weekdays<br>8:45 - 19:00<br>Sat. & Sun.<br>9:00 - 17:00<br>(Services not available on May 3, 4, and 5) | |

1. Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, and Saitama Resona

2. Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, and Mizuho Trust

* ATM operating hours are subject to change depending on the operating hours of the outlets at which they are installed.

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (-81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

# Shinsei Bank Assents to "MOTTAINAI" Campaign

- Keynote speech by Professor Wangari Maathai, Nobel Peace Prize winner -

Tokyo (Thursday, April 26, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it has assented to "MOTTAINAI" Campaign, organized by Mainichi Newspapers "MOTTAINAI" Campaign Office, aiming at the conservation of the environment since April 2007.

"MOTTAINAI" Campaign aims at realizing a sustainable society and at creating a recycling society by rolling out the 3R's campaign (Reduce, Reuse and Recycle) to the worldwide extent. The campaign is led by Professor Wangari Maathai, Nobel Peace Prize winner, who was impressed with a spirit of "MOTTAINAI", Japanese word.

The keynote speech by Professor Wangari Maathai will be held at the head office of Shinsei Bank (Chiyoda-ku, Tokyo) on Wednesday, May 2, 2007. Furthermore, Shinsei Bank will take part in activities associated with the objective of this campaign such as producing envelopes with recycled papers.

**Keynote speech by Professor Wangari Maathai**

| | |
|---|---|
| Date: | 11 a.m. – Noon, Wednesday, May 2, 2007 |
| Venue: | Shinsei Bank, the head office building (1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo) |
| Contents: | "Green Belt Movement" (tree planting activity in Kenya) and "MOTTAINAI" Campaign |

* Application for this keynote speech has been already closed.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

【Attachment】

**Professor Wangari Maathai**

Born in 1940. Ex-Assistant Minister for the Environment of Kenya. Ph.D in Biology. To become a biologist, she took overseas education in the US. She came back to Kenya after graduating University of Pittsburgh with a master's degree. She was the first women from East Africa to receive a doctor's degree from University of Nairobi (Kenya),in 1971. In 1977, she started the "Green Belt Movement" (NGO), and so far, 30 million trees have been planted in Kenya through the movement. This movement greatly contributes to not only conserve the environment, but also bring people out of poverty, improve the status of women and support democratization of Kenya through her green activities. In 2002, she became a congressional representative by gaining overwhelming 98% of the votes, and has been in this position since 2003. In 2004, she was awarded the Nobel Peace Prize first for her contribution to sustainable development of the environment, and she was the first African woman to receive the award. Since 2005, when interviewed by Bureau Manager of the Mainichi Newspaper's Editorial Bureau, she has carried the word 'MOTTAINAI' as a universal language for conservation of the environment.

**"MOTTAINAI" Campaign**

It is environmental conservation activities which the Mainichi Newspapers, etc. started based on the proposal by Professor Wangari Maathai. The campaign is aimed at realizing a sustainable society and at creating a recycling society by rolling out the 3R's campaign (Reduce, Reuse and Recycle) to the worldwide extent. Recently, another R, meaning Respect (respect to nature and people) is included to reinforce and expand the meaning of the campaign. Mainichi Newspapers welcomed Professor Wangari Maathai as an honorable chairperson from March, 2005 and established MOTTAINAI Campaign Office in the company. Since then, Professor Wangari Maathai and other related people, organization and companies including Mainichi Newspapers are emphasizing to conserve the environment from the key word 'MOTTAINAI'.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

## Shinsei Bank Announces Assignment of Business from UNICO Corporation to Showa Leasing's Subsidiary S.S.Solutions Co., Ltd.

Tokyo (Friday, April 27, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced today that S.S.Solutions Co., Ltd. (Head Office: Nishi-ku, Sapporo City; President and Representative Director: Masaki Terada; hereafter, "S.S.Solutions"), a subsidiary of Shinsei Bank's consolidated subsidiary Showa Leasing Co., Ltd. (hereafter, "Showa Leasing"), today entered into a business transfer agreement with UNICO Corporation (Head Office: Nishi-ku, Sapporo City; Administrator: Toru Nagasawa; hereafter, "UNICO") under approval of the Tokyo District Court and was assigned UNICO's financial business based on the agreement.

As announced on February 22, 2007, this business assignment is based on a sponsorship agreement concluded between Shinsei Bank, Showa Leasing and UNICO on the date that is premised on UNICO transferring its business and assets.

1. Purpose of the business assignment

(1) Showa Leasing is a firm central to corporate financing in consumer and commercial finance business of the Shinsei Bank Group. With the general leasing operations of Showa Leasing at the core, automobile leasing operations (Showa Auto Rental & Leasing Co., Ltd.), rental operations centering on personal computers (Showa High-Tech Rent Co., Ltd.) and SME financing operations (Shinsei Business Finance Co., Ltd.) are launched via group companies.

(2) UNICO has filed a bankruptcy-reorganization plan in October 2006, and is now under corporate reorganization proceedings. It has a wide customer base and network through out Japan focusing on Hokkaido and Tokyo metropolitan areas, and operates consultation sales, value-added sales, and fee business which meet the customer needs.

(3) The expansion of new operating bases, including in Hokkaido, as a result of the business assignment from UNICO is anticipated to further reinforce Showa Leasing Group's operating and revenue bases and also lead to considerable synergies with each of the group companies. Through this, realization of Showa Leasing Group's Vision "To quickly deliver financial solutions centering on leases" will be pursued.

2. Profile of S.S.Solutions

Please refer to the attachment

3. Profile of UNICO

Please refer to the attachment

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

【Attachment】

**Corporate Profile (S.S.Solutions Co., Ltd.)**

| | |
|---|---|
| Company Name | S.S.Solutions Co., Ltd. |
| Address | 6-23, NijyuYonken 2-Jyo 4-Chome, Nishi-ku, Sapporo city |
| Established | July, 1993 |
| Paid-in Capital | 510 Million |
| Numbers of Employees | 77 (including employees expected join in May 1, 2007) |
| Representative | President and Representative Director Masaki Terada |
| Description of Business | Leasing business for movable assets, act as an agent for leasing assets purchased by installment<br>Financial Services, Money claim transactions |
| Offices | Head Quarter (Sapporo)<br>Tokyo Branch (Minato-ku, Tokyo)<br>Osaka Branch (Osaka)<br>Fukuoka Branch (Fukuoka) |
| Shareholder | Showa Leasing Co., Ltd. (100%) |

**Corporate Profile (UNICO CORPORATION)**

| | |
|---|---|
| Company Name | UNICO CORPORATION |
| Address | 6-23, NijyuYonken 2-Jyo 4-Chome, Nishi-ku, Sapporo city<br>Unico Building |
| Established | February, 1973 |
| Paid-in Capital | 656.09 Million |
| Beginning date of corporate reorganization proceedings | November 30, 2006 |
| Representative | Administrator Toru Nagasawa |
| Numbers of Employees | 87 (as of November 30, 2006) |
| Description of Business | Sales, Installment Sales and Lease mechanical equipments mainly of constructing equipment and environment related equipments |
| Offices | Head Quarter/Sapporo Branch (Sapporo)<br>Tokyo Office (Minato-ku, Tokyo)<br>Tohoku Branch (Sendai)<br>Nagoya Branch (Nagoya)<br>Osaka Branch (Osaka)<br>Kyushu Branch (Fukuoka)<br>Doutou Satellite Office (Obihiro)<br>Asahikawa Satellite Office (Asahikawa) |

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

**Basic Policy on Lowering of Minimum Trading Units**

Tokyo (Wednesday, May 9, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced today that it currently does not think it necessary to lower the minimum trading units right away, taking into consideration the Bank's current level of share price, the total number of shareholders, and liquidity of Shinsei Bank shares as well as cost effectiveness.
Shinsei Bank will, however, continue reviewing this issue as appropriate, taking into consideration trends of various factors related to Shinsei Bank shares as well as investor needs.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

# Dividend payment from Retained Earnings

Tokyo (May 9, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that the Board of Directors approved on May 9, 2007, to pay dividends from retained earnings as of the reference date, March 31, 2007.

1. Details of the dividends (Common shares)

| | Amount Approved | Latest Dividend Forecast (Announced on November 15, 2006) | Actual Payment in the Previous Year (For the term ended March 31, 2006) |
|---|---|---|---|
| Reference Date | March 31, 2007 | Same as on the left | March 31, 2006 |
| Dividend Amount per Share | 1.00 yen | 1.66 yen | 1.48 yen |
| Total Dividend Amount | 1,377 million yen | - | 2,010 million yen |
| Effective Date | May 30, 2007 | - | June 8, 2006 |
| Source of Dividends | Retained Earnings | - | Retained Earnings |

2. Rationale
Shinsei Bank revised the year-end dividend amount of common shares from the latest forecast, taking into consideration the financial results for Fiscal Year 2006 announced on May 9, 2007 (Non-consolidated net loss of 41.9 billion yen). As for the preferred shares, the Board of Directors approved to pay dividends as the latest forecast. (6.50 yen for Class A preferred shares and 2.42 yen for Class B preferred shares)

(Reference) Breakdown of annual dividends (Common shares)

| | Dividend Amount per Share | | |
|---|---|---|---|
| Reference Date | Half-year end | Year-end | Year total |
| Actual Payment for Fiscal Year 2006 | 1.66 yen | 1.00 yen | 2.66 yen |
| Actual Payment for Fiscal Year 2005 | 1.48 yen | 1.48 yen | 2.96 yen |

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*
*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Shinsei Bank Announces the approval of Stock Acquisition Rights Issuance as Stock Options

Tokyo (Wednesday, May 9, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced today that the Board of Directors approved on May 9, 2007, the 17th and 18th issuance of Stock Acquisition Rights based on the resolution adopted in accordance with Articles 238 and 239 of the Corporation Act at the 6th annual general meeting of shareholders (the "Annual Shareholders' Meeting") held on June 27, 2006. The details are as follows:

<table>
<tr><th></th><th></th><th>17th</th><th>18th</th></tr>
<tr><td>1</td><td>Issue date of Stock Acquisition Rights :</td><td colspan="2">May 25, 2007</td></tr>
<tr><td rowspan="2">2</td><td rowspan="2">Total number of Stock Acquisition Rights to be issued (Number of shares that can be purchased thorough the exercise of 1 Stock Acquisition Right:1,000) :</td><td>6,000 Stock Acquisition Rights (Maximum)</td><td>6,000 Stock Acquisition Rights (Maximum)</td></tr>
<tr><td colspan="2">(Cap total 6,000 stock Acquisition Rights)</td></tr>
<tr><td rowspan="2">3</td><td rowspan="2">Class and number of shares that can be purchased through the exercise of 1 Stock Acquisition Rights :</td><td>6,000,000 Common shares of the Bank (Maximum)</td><td>6,000,000 Common shares of the Bank (Maximum)</td></tr>
<tr><td colspan="2">Cap total of 17th and 18th Stock Acquisition Rights is 6,000,000 Common shares of the Bank. The concrete number should be determined on May 25, 2007</td></tr>
<tr><td>4</td><td>Payment amount for Stock Acquisition Rights :</td><td colspan="2">Free of charge. Payment is not required.</td></tr>
<tr><td>5</td><td>Value of property payable for exercise of stock acquisition rights (the "Exercise Price") :</td><td colspan="2">To be determined on May 25, 2007</td></tr>
<tr><td>6</td><td>The increase of capital and capital reserve in case of the issuance of shares for the exercise of Stock Acquisition Rights :</td><td colspan="2">(1) In case of the issuance of shares for the exercise of stock option, a half of the amount of the maximum amount of increase of capital and the like which shall be calculated in accordance with Article 40, Paragraph 1 of the Regulations for the Corporation Accounting shall be capitalized (any amount less than 1 yen that arises by the calculation is rounded up and capitalized).<br>(2) In case of the issuance of shares for the exercise of stock option, the amount of the increased capital reserve shall be the amount obtained by deducting the capitalized amount prescribed in (1) above from the maximum amount of increase of capital and the like prescribed in (1) above.</td></tr>
<tr><td rowspan="2">7</td><td rowspan="2">Number of people to whom Stock Acquisition Rights are offered and their details :</td><td>Directors, Statutory Executive Officers and employees of the Bank</td><td>Statutory Executive Officers and employees of the Bank</td></tr>
<tr><td colspan="2">(The concrete number of people should be determined on May 25, 2007.)</td></tr>
<tr><td>8</td><td>Exercise Period of Stock Acquisition Rights</td><td>From June 1, 2009 to May 8, 2017</td><td>From June 1, 2007 to May 8, 2017</td></tr>
<tr><td>9</td><td>Conditions for Exercising Stock Acquisition Rights :</td><td>Basically the Stock Acquisition Rights holders may exercise their rights between June 1, 2009 and May 31, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights , however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".</td><td>Basically the Stock Acquisition Rights shall be exercised after June 1, 2009 and also the Stock Acquisition Rights holders may exercise their rights between June 1, 2009 and May 31, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".</td></tr>
</table>

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 23, 2006
(2) Resolution date of the Annual Shareholders' Meeting: June 27, 2006

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Notice on Issuance of Stock Acquisition Rights as Stock Options

Tokyo (Wednesday, May 9, 2007) --- Shinsei Bank, Limited ("Shinsei Bank" or the "Bank") today announced that the Board of Directors resolved on May 9, 2007, to submit a proposal to an annual general shareholders' meeting of the Bank held on June 20, 2007, authorizing the Board of Directors to determine the terms and conditions of the offering of the Stock Acquisition Rights as stock options (the "Stock Acquisition Rights") without consideration pursuant to the provisions of Articles 238 and 239 of the Corporation Act.

1. Rationale for making the offering without the payment of money

The Stock Acquisition Rights shall be issued to directors, statutory executive officers and employees of Shinsei Bank and its subsidiaries as well as its senior advisors free of charge for the purpose of improving their morale and willingness to improve the performance, thus increasing the corporate value of the Bank group.

The Board of Directors of the Bank may issue Stock Acquisition Rights which have different exercise periods and exercise conditions within the scope approved in "3. Terms for the offering of Stock Acquisition Rights" below.

2. Persons receiving Stock Acquisition Rights

Up to 9,000 Stock Acquisition Rights shall be allocated to directors, statutory executive officers and employees of the Shinsei Bank and its subsidiaries as well as its senior advisors.

3. Terms for the offering of Stock Acquisition Rights

(1) Maximum number of Stock Acquisition Rights to be offered

Up to 9,000

(2) Content of Stock Acquisition Rights to be offered

I Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights

One thousand (1,000) common shares of Shinsei Bank per Stock Acquisition Right

If the Bank carries out a stock split, reverse stock split or a stock allocation made free of charge, then the number of shares that can be purchased through the exercise of Stock Acquisition Rights shall be adjusted in accordance with the following formula. Provided, however, that such adjustments shall be made only to the number of shares that can be purchased through the exercise of Stock Acquisition Rights that have not yet been exercised at the time of such stock split, reverse stock split or stock allocation made free of charge and any fractional shares less than one (1) share that may result from such adjustments shall be rounded off.

Number of shares after adjustment = number of shares before adjustment x ratio of split, reverse split or allocation made free of charge

Furthermore, if the Bank merges with another company and is the surviving company, if the Bank acquires all of the issued shares of another company through share exchange and the Bank becomes its 100% parent company, if the Bank spins off its business to establish a new company (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company (*kyuushuu bunkatsu*) or acquires all or part of rights and obligations of another company concerning its business through *kyuusyuu bunkatsu*, the Bank may adjust the number of shares that can be obtained through the exercise of Stock Acquisition Rights as considered necessary.

II Value of property payable for the exercise of Stock Acquisition Rights

The value of property (limited to money) for one Stock Acquisition Right payable upon exercising Stock Acquisition Rights shall be the amount calculated by multiplying the payment amount per share as stipulated below (the "Exercise Price") and the number of common shares of the Bank that can be purchased through the exercise of one Stock Acquisition Right as determined in I above.

The Exercise Price shall be the average value of the closing price of Shinsei Bank's common shares on the Tokyo Stock Exchange in the 30 trading days commencing 45 trading days immediately preceding the day that is immediately after the date of allocation of Stock Acquisition Rights (excluding days on which no transactions are concluded) and rounded up to the nearest yen. However, if said value is lower than the closing price on the allocation date, the closing price of the allocation date itself shall be the Exercise Price.

If the Bank issues shares at a price lower than market value in a stock split, reverse stock split or allotment to shareholders after the date of issuance of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any amount less than 1 yen that arises as a result of such adjustments shall be rounded up.

$$\text{The Exercise Price after adjustment} = \text{The Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares to be issued} \times \text{Payment amount per share}}{\text{Share price before split, reverse split, new issuance}}}{\text{Number of outstanding shares} + \text{number of increase in shares as a result of split / new issuance}}$$

(In the case of reverse stock split, the number of outstanding shares minus the number of shares merged)

Furthermore, if the Bank merges with another company and is the surviving company, if the Bank acquires all of the issued shares of another company through share exchange and becomes its 100% parent company, if the Bank spins off its business to establish a new company (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company (*kyuushuu bunkatsu*) or acquires all or part of rights and obligations of another company concerning its business through *kyuusyuu bunkatsu*, the Bank may adjust the Exercise Price as considered necessary.

III Exercise Period of Stock Acquisition Rights

The Board of Directors shall determine the exercise period of Stock Acquisition Rights to be within the period from the allocation date of Stock Acquisition Rights to June 23, 2018.

IV Conditions for exercising Stock Acquisition Rights

(i) In case a Stock Acquisition Rights holder dies and their legal heir completes the succession procedures within the period fixed by Shinsei Bank, Stock Acquisition Rights may be inherited by the legal heir of the Stock Acquisition Rights holder.

(ii) Stock Acquisition Rights may not be pledged as collateral or disposed of in any other way.

(iii) Other conditions shall be stipulated in the "Agreement on the grant of Stock Acquisition Rights" to be entered into between the Bank and Stock Acquisition Rights holders who are entitled to the allotment of Stock Acquisition Rights based on the resolution of this General Meeting of Shareholders and the Meeting of Board of Directors of the Bank to be held subsequently.

V Matters related to the increase of capital and capital reserve in case of the issuance of shares for the exercise of Stock Acquisition Rights

(i) In case of the issuance of shares for the exercise of stock option, a half of the amount of the maximum amount of increase of capital and the like which shall be calculated in accordance with Article 40, Paragraph 1 of the Regulations for the Corporation Accounting shall be capitalized (any amount less than 1 yen that arises by the calculation is rounded up and capitalized).

(ii) In case of the issuance of shares for the exercise of stock option, the amount of the increased capital reserve shall be the amount obtained by deducting the capitalized amount prescribed in (i) above from the maximum amount of increase of capital and the like prescribed in (i) above.

VI Restrictions on the assignment of Stock Acquisition Rights

Any assignment of Stock Acquisition Rights shall be subject to the approval of the Board of Directors of Shinsei Bank.

VII Acquisition of Stock Acquisition Rights

(i) If the annualgeneral shareholders' meeting approves a merger agreement in which Shinsei Bank becomes a dissolving company, or if the annual general shareholders' meeting of Shareholders approves a proposal to approve a stock exchange agreement or stock transfer plan, and the Board of the Directors of Shinsei Bank resolves that the Bank acquires the Stock Acquisition Rights at the date of acquisition, the Bank acquires Stock Acquisition Rights without charge.

(ii) If persons who received Stock Acquisition Rights fall into a situation in which he or she cannot exercise Stock Acquisition Rights, such as where he or she does not satisfy the conditions stipulated in the "Agreement on the grant of Stock Acquisition Rights", and the Board of the Directors of the Bank resolves that the Bank acquires such Stock Acquisition Rights with the date of acquisition, the Bank acquires such Stock Acquisition Rights without charge.

VIII Stock Acquisition Rights granted via reorganization

In case Shinsei Bank becomes a dissolving company as a result of a merger, the Bank spins off its business to an existing company (*kyuushuu bunkatsu*), the Bank spins off its business to establish a new company (*shinsetsu bunkatsu*), the Bank executes a share or a share transfer, then Stock Acquisition Rights of the surviving company after such merger, the company newly established by such merger, the company which succeeds the rights and duties of the business through *kyuushuu bunkastu*, the company newly established by *shinsetsu bunkatsu*, the company which becomes its parent company through a share exchange or the company newly established by share transfer may be granted in place of Stock Acquisition Rights based on an agreement on *kyuushuu gappei*, agreement on *shinsetsu gappei*, agreement on *kyuushuu bunkatsu*, plan for *shinsetsu bunkatsu*, agreement on share exchange or plan for share transfer.

In this case, the conditions of Stock Acquisition Rights to be granted shall be determined in accordance with the following.

(i) Shares that can be purchased through the exercise of Stock Acquisition Rights

Same class of shares of the surviving company after such merger, the company newly established by such merger, the company which succeeds rights and duties of the business through *kyuushuu bunkastu*, the company newly established by *shinsetsu bunkatsu*, the company which becomes its parent company through share exchange or the company newly established by share transfer.

(ii) Number of shares that can be purchased through the exercise of Stock Acquisition Rights

To be adjusted in accordance with the ratio of merger, company split, share exchange or share transfer. With regard to shares to be granted to the person who exercised Stock Acquisition Rights, any shares less than 1 share that arises as a result of such adjustments shall be rounded down.

(iii) Value of property payable for exercise of Stock Acquisition Rights (Exercise Price)

To be adjusted in accordance with the ratio of merger, company split, share exchange or share transfer. Any amount less than 1 yen that arises as a result of such adjustments shall be rounded up.

(iv) Exercise period of Stock Acquisition Rights, exercise conditions of Stock Acquisition Rights, reasons for the company to acquire Stock Acquisition Rights

To be determined in the merger agreement, agreement on *kyuushuu bunkatsu*, plan for *shinsetsu bunkatsu*, agreement on share exchange or plan for share transfer.

(v) Restrictions on the assignment of Stock Acquisition Rights

Any assignment of Stock Acquisition Rights shall be subject to approval of the Board of Directors of the company which grants Stock Acquisition Rights.

(3) Payment amount for Stock Acquisition Rights

To be issued free of charge. Payment is not required.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Shinsei Bank to Set a Facility for the Purchase of Class A Preferred Shares

Tokyo (Wednesday, May 9, 2007) --- Shinsei Bank, Limited (the "Bank") today announced that the Board of Directors approved on May 9, 2007, a proposal to be submitted to the 7th annual general meeting of shareholders (the "Annual Shareholders' Meeting") scheduled on June 20, 2007, authorizing the Bank to purchase Class A preferred shares pursuant to Article 156 of the Corporation Act.

Shinsei Bank has no immediate plans to purchase Class A preferred shares but wishes to have the financial flexibility to continue the resolution of public funds taking into consideration market conditions, share price levels and capital ratios, amongst other factors.

"We remain committed to both maintaining strong capital ratios to support our growth plans while retaining the financial flexibility to allow the eventual resolution of public funds to the benefit of all our stakeholders" stated Mr. Thierry Porté, President and Chief Executive Officer of Shinsei Bank.

The main details of the proposed purchase are as follows:

| | |
|---|---|
| (1) Type of shares to be purchased: | Class A preferred shares |
| (2) Number of shares to be purchased: | Up to 74,528,000 Class A preferred shares |
| (3) Total amount of purchase | Up to 225.0 billion yen |
| (4) Available period for purchase: | From the closing of the 7th Annual Shareholders' Meeting to be held on June 20, 2007 to one business day before their mandatory conversion date of April 1, 2008. |

Note: The share purchase stated above will be made under the condition that the proposal of "Acquisition of Treasury Shares" be approved at the 7th Annual Shareholders' Meeting to be held on June 20, 2007.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 31, 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release



Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

# Shinsei Bank Announces Financial Results for Fiscal Year 2006

## Consolidated Net Loss of 60.9 Billion Yen Reflects Legislative and Market Changes in the Japanese Consumer Finance Industry

### Consolidated Net Income of 72.0 Billion Yen Forecast for Fiscal Year 2007

Tokyo (May 9, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced a reported net loss of 60.9 billion yen on a consolidated basis for the fiscal year ended March 31, 2007. This result is largely in line with the financial forecast announced by the Bank on April 3, 2007.

Shinsei Bank's Fiscal Year 2006 financial results have been substantially impacted by provisions and charges related to Shinsei Bank's consumer finance business[1] as a direct result of the significant legislative and market changes affecting that industry. These provisions and write-offs are largely non-recurrent in nature and should allow the Bank to return to profitable growth from fiscal year 2007 onwards.

*"Fiscal Year 2006 has been a challenging year for Shinsei Bank, as we saw significant changes in the legislative and market environment. We have proactively addressed these changes, and believe our swift and decisive action will place us in a favorable position to take advantage of future opportunities and restore our business to profitable growth," said Thierry Porté, President and Chief Executive Officer of Shinsei Bank.*

### Highlights of Fiscal Year 2006 Consolidated Financial Results[2]

*(All figures compared to Fiscal Year 2005)*

**Revenues** declined 2.0% to 268.3 billion yen, largely due to the impact of Shinsei Bank's share of consumer finance affiliate Shinki Co., Ltd.'s ("Shinki") net loss for the year, amounting to 14.6 billion yen.

**General and administrative expenses** increased 10.3% to 149.9 billion yen due mainly to increased product and customer support required for business expansion in all three business pillars.

**Net credit costs** increased 72.0% to 51.9 billion yen mainly due to higher credit provisions in Shinsei Bank's consumer finance subsidiary APLUS Co., Ltd. ("APLUS") relating primarily to delays in collections, stricter credit reserving policy and provisions for reimbursement of excess interest payments.

Shinsei Bank's financial results for fiscal year 2006 were impacted by **impairment of goodwill and intangible assets** associated with the acquisition of APLUS and restructuring costs related to the transformation of APLUS' business activities. In fiscal year 2006, Shinsei Bank recorded impairment of goodwill and intangibles assets of 95.1 billion yen.

In Fiscal 2006, Shinsei Bank also recorded costs related to potential **losses from the reimbursement of excess interest payments** of 9.9 billion yen[3], and recognized 6.4 billion yen for a voluntary retirement program and other **restructuring costs** at APLUS.

As a result, **net loss for fiscal year 2006** amounted to 60.9 billion yen, compared with net income of 76.0 billion in the previous fiscal year.

[1] Shinsei Bank's consumer finance business encompasses its 68.9% owned subsidiary APLUS Co., Ltd., which in turn owns 97.3% of Zen-Nichi Shinpan Co. Ltd., and its 36.4% stake in equity-method affiliate Shinki Co., Ltd.
[2] Management Accounting Basis
[3] The remaining 1.6 billion yen of losses from reimbursement of excess interest payments are included in net credit costs.

**Cash basis consolidated net income,** which was not impacted by the impairment of goodwill and intangible assets, totaled 35.3 billion yen for the fiscal year ended March 31, 2007 as compared to 101.9 billion yen for the prior year.

On a **non-consolidated basis** Shinsei Bank posted a net loss of 41.9 billion yen due to the significant charges arising from the impairment and valuation allowances relating to investments in APLUS and Shinki. As a result, the Bank did not meet the net income target for fiscal year 2006 stipulated in its Revitalization Plan.

**Total loans and bills discounted balance** increased 25.9% to 5,146.3 billion yen at March 31, 2007 as compared to 4,087.5 billion yen at March 31, 2006.

**Total deposits**, including negotiable certificates of deposit, increased 1,349.1 billion yen, or 33.1%, to 5,420.9 billion yen at March 31, 2007, compared with March 31, 2006.

At March 31, 2007, Shinsei Bank's **Tier 1 and Total Capital adequacy ratios**, Basel II basis, were 8.1% and 13.1%, respectively.

The Bank's **non-performing loans ("NPLs")** under the Financial Revitalization Law as of March 31, 2007 were 27.9 billion yen, a decline of 14.6 billion yen as compared to the end of the previous fiscal year. NPLs represented 0.5% of total claims outstanding at March 31, 2007 on a non-consolidated basis.

**Institutional Banking** business earned revenue of 117.3 billion yen, an increase of 0.5 billion yen over the previous fiscal year. Real estate finance, corporate lending and credit trading, both in Japan and overseas, performed strongly but capital markets and securitization business faced a more challenging year due to weaker customer flows and volatility in the markets which negatively impacted the growth initiatives for the business. Ordinary business profit after net credit recoveries totaled 77.8 billion yen, a 4.1 billion yen decline over the previous fiscal year.

**Consumer and Commercial Finance** business generated total revenue of 112.2 billion yen, 7.5 billion yen lower than the previous fiscal year mainly due to the net loss associated with Shinsei Bank's affiliate, Shinki, which was partly offset by higher revenues in APLUS and the Commercial Finance businesses. Ordinary business loss after net credit costs totaled 9.8 billion yen, compared to a 24.6 billion yen ordinary business profit after net credit costs in fiscal 2005, partly due to significant credit provisions related to APLUS.

**Retail Banking** business generated revenue of 36.1 billion yen, 6.2 billion yen lower than in fiscal year 2005. Although savings and time deposits as well as mutual fund products continued to grow steadily, weaker demand for structured deposits adversely impacted revenue growth. Ordinary business loss after net credit costs for the fiscal year was 1.6 billion yen as compared to ordinary business profit after net credit costs of 7.2 billion yen the previous fiscal year.

## Fiscal Year 2007 Forecast

We consider the impairment of goodwill and intangible assets in fiscal year 2006 to be non-recurrent in nature and not to affect Shinsei Bank's business operations or future prospects. Shinsei Bank forecasts consolidated net income of 72.0 billion yen for fiscal year 2007, as compared to a consolidated net loss of 60.9 billion yen in fiscal year 2006.

## REVIEW OF FISCAL YEAR 2006

### Financial Review

**Income Statement:**
For the fiscal year ended March 31, 2007, Shinsei Bank reported total revenue of 268.3 billion yen, a decline of 5.3 billion yen as compared to the previous fiscal year.

The primary factor contributing to the decline in total revenue was Shinsei Bank's equity in the non-consolidated net loss of its equity-method affiliate, Shinki, amounting to 14.6 billion yen, net of consolidation adjustments, which is included in total revenue. Shinki's non-consolidated net loss was due primarily to provisions for potential losses from the reimbursement of excess interest payments and related loan losses. In addition, during fiscal year 2006 revenues from structured deposits in Retail Banking and capital markets activities in Institutional Banking were lower than in the preceding year.

General and administrative expenses for fiscal year 2006 were 149.9 billion yen, an increase of 14.0 billion yen, or 10.3%, as compared to the previous fiscal year. The increase was due mainly to increased product and customer support required for business expansion in each of the three pillars of the Bank's business as well as to the addition of 4.8 billion yen in expenses related to the newly-acquired consumer finance company, Zen-Nichi Shinpan.

Net credit costs were 51.9 billion yen for the fiscal year ended March 31, 2007, as compared to 30.1 billion yen for the previous fiscal year. The increase in net credit costs was attributable to higher, largely non-recurring, credit provisions in APLUS. It recorded 49.1 billion yen in total credit costs, an increase of 18.6 billion yen from a year ago, relating primarily to delays in collections, stricter credit reserving policy necessitated by the change in the Money Lending Business Law and provisions for reimbursement of excess interest payments with respect to interest charged in the so-called "grey zone".

Taxes and other charges for the fiscal year ended March 31, 2007 amounted to 106.6 billion yen. Shinsei Bank's financial results for fiscal year 2006 were impacted by an impairment of goodwill and intangible assets associated with the acquisition of APLUS and restructuring costs incurred related to transformation of APLUS' business activities. A fair value of equity was determined for APLUS using the discounted cash flow methodology based on a 10 year cash flow projection, a terminal value based on a perpetual growth rate of 2.0% and a discount rate of 9.5%. The fair value of equity calculation resulted in a total goodwill and intangible assets impairment of 95.1 billion yen. In addition, the Bank incurred 'grey zone' related costs of 9.9 billion yen related to APLUS (including its subsidiary Zen-Nichi Shinpan), as well as 6.4 billion in charges related to a voluntary retirement program and other restructuring initiatives. Taxes and other charges also included minority interests in subsidiaries of 16.6 billion yen partly offset by net tax benefits of 21.3 billion yen which include 16.2 billion relating to the reversal of deferred tax liabilities associated with the impairment of intangible assets.

As a result, net loss for fiscal year 2006 amounted to 60.9 billion yen, compared with net income of 76.0 billion in the previous fiscal year.

**Non-Consolidated Basis Net Loss:**
Shinsei Bank also announced a non-consolidated basis net loss of 41.9 billion yen for the fiscal year ended March 31, 2007. The impairment of and valuation allowances for investments in APLUS and Shinki adversely impacted Shinsei Bank's non-consolidated financial results. As a result, the Bank did not meet the net income target for fiscal year 2006 stipulated in its Revitalization Plan.

**Impairment of Investments and Valuation Allowances (Impacts Non-Consolidated Financials):**

A fair value of Shinsei Bank's investment in APLUS was assessed which resulted in a preferred shares investment impairment of 98.0 billion yen. Additionally, a valuation allowance for APLUS and Shinki common shares was assessed at 9.2 billion yen and 6.6 billion yen, respectively.

**Balance Sheet:**
Total loans and bills discounted balance increased 25.9% to 5,146.3 billion yen at March 31, 2007 as compared to 4,087.5 billion yen at March 31, 2006. During the fiscal year, Shinsei achieved loan growth across all three business pillars. Corporate loans increased 4.7% to 2,985.5 billion yen, non-recourse real estate finance loans increased 66.8% to 769.5 billion yen, loans to retail customers, including lending to high net worth individuals, grew 29.5% to 639.5 billion yen and loans to consumer and

commercial finance customers increased 13.8% to 424.9 billion yen.

Total deposits, including negotiable certificates of deposit, increased 1,349.1 billion yen, or 33.1%, to 5,420.9 billion yen at March 31, 2007, compared with March 31, 2006. Retail deposits, including deposits from high net worth individuals, grew 470.3 billion yen, or 15.2%, during fiscal year 2006 as compared to the same period a year ago and exceeded 3.5 trillion yen at March 31, 2007. As a result, retail funding represented 64.6% of total customer deposits and debentures at March 31, 2007.

**Capital Ratios:**
As of March 31, 2007, Shinsei Bank's Tier 1 and Total Capital adequacy ratios, Basel II basis, were 8.1% and 13.1%, respectively.

**Non-Performing Loans:**
Shinsei Bank's NPLs under the Financial Revitalization Law as of March 31, 2007 were 27.9 billion, a decline of 14.6 billion yen as compared to the same period last year. NPLs were 0.5% of total claims outstanding at March 31, 2007 on a non-consolidated basis.

**Dividends:**
As approved by the Board of Directors on May 9, 2007, Shinsei Bank will pay a dividend to its common shareholders of 1.00 yen per share, as compared to 1.48 yen per share a year ago.

**Business Line Results:**
Shinsei Bank continues to expand its businesses and broaden its customer base through its three business pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. During the year, the Bank saw growing interaction between the various businesses within each of the pillars, leading to a significant increase in synergies in terms of business enhancing cross-sales and referrals, joint business ventures and cost-saving opportunities.

**Institutional Banking**
In Institutional Banking, the product specialists and relationship managers worked closely together to increase the number of products per customer. Corporate lending increased as former customers returned and provided the Bank opportunities to offer them new solutions. Relationships with regional banks, with whom the business works as partners, continued to strengthen. The Institutional Banking business continues to forge long-standing relationships with its real estate customers. The Japanese public sector has been showing strong potential as the Bank offers them various innovative solutions.

During fiscal year 2006, the Institutional Banking business earned revenue of 117.3 billion yen, an increase of 0.5 billion yen compared to the previous year. The business made strong progress in real estate finance and corporate loan portfolio growth as well as in both the domestic and international credit trading business. We also continue to see considerable growth opportunities through focused sales efforts of capital markets products to our institutional client base — through both Shinsei Bank and Shinsei Securities — and this continues to be a central strategy for the Institutional Banking business. However, uneven markets and some regulatory tightening limited customer flows. The securitization business experienced oversupply in the market while volatility in the equity and fixed income markets challenged the rest of the capital markets business. General and administrative expenses for the period increased 3.8 billion yen to 43.4 billion yen, reflecting our continued investment in expanding our capital markets product and sales capability. Net credit recoveries for the period of 4.0 billion yen were partly attributable to an improvement in the credit ratings of several debtors. As a result, ordinary business profit after net credit recoveries totaled 77.8 billion yen, a 4.1 billion yen decline over last fiscal year.

**Consumer and Commercial Finance**
The Consumer and Commercial Finance business provides consumer finance, commercial finance and specialty property finance for both consumers and small businesses. This business has been built up through the acquisition of a number of subsidiaries which now form an integral part of the Shinsei Bank Group with a dedicated team providing operational and managerial direction to each subsidiary to leverage core competencies and intra-bank synergies.

The legislative and market changes during the year had a significant impact on the financial performance of the Bank's Consumer Finance subsidiary, APLUS, and 36.4% owned affiliate, Shinki. Overall financial performance of Commercial Finance businesses remains strong. Showa Leasing

continues to deepen its relationships with Small and Medium-sized Enterprise customers by offering them additional products from other areas of the Bank.

The Consumer and Commercial Finance business generated total revenue of 112.2 billion yen in the fiscal year 2006. This amount is 7.5 billion yen lower than a year ago mainly due to net loss of 14.6 billion associated with Shinsei Bank's affiliate, Shinki. This loss was partly offset by higher revenues in APLUS and Commercial Finance businesses. General and administrative expenses increased 7.7 billion yen to 68.1 billion yen, partly due to 4.8 billion yen in expenses relating to Zen-Nichi Shinpan, a newly-acquired subsidiary of APLUS.

Net credit costs during the fiscal year 2006 increased 19.2 billion yen to 53.8 billion yen due to higher credit provisions in APLUS amounting to 49.1 billion yen relating primarily to delays in collections and stricter credit reserving policy necessitated by the change in the Money Lending Business Law and provisions for reimbursement of excess interest payments.

**Retail Banking**

In Retail Banking, the business continues to expand its product range and enhance consultation services for retail customers while working closely with Institutional Banking to better serve the needs of its customers, including high net worth individuals. Furthermore, the Retail Bank and APLUS are working together to offer new products and services such as the new Shinsei Credit Card launched in March 2007. The retail customer base continues to grow at a significant rate, reaching over 1.9 million accounts at the end of March 2007, an increase of over 276,000 since March 2006. The Bank continued to launch new products such as the *Power Step-up Yokin*, an extendable yen time deposit, and the Emerging Currency Bond Fund, a publicly-offered domestic investment trust that invests in emerging market fixed-income securities and investment products through Shinsei Bank's partnership with UTI Asset Management Company Pvt., Ltd. ("UTI"). New branches have been opened in Omotesando and Nihombashi and the Bank has also expanded its ATM network.

During the period under review, although savings and time deposits as well as mutual fund products continued to grow steadily, weaker demand for structured deposits following the Bank of Japan's change in interest rate policy adversely impacted revenue growth. In fiscal year 2006, the Retail Banking business generated revenue of 36.1 billion yen, 6.2 billion yen lower than the previous fiscal year. The increase in general and administrative expenses of 2.9 billion yen to 37.7 billion yen relates to the full impact of retail banking facilities established in the prior fiscal year, increased investments in new technology systems and customer driven transaction activities. Ordinary business loss after net credit costs for the period was 1.6 billion yen as compared to ordinary business profit after net credit costs of 7.2 billion yen in the previous fiscal year.

In August 2006, Shinsei Bank was once again ranked No. 1 in a customer satisfaction survey by the Nihon Keizai Shimbun and in June 2006, the Bank was recognized as "Best Retail Bank in Japan" by The Asian Banker for the second consecutive year and awarded the "Excellence in Internet Award" for the Asia-Pacific region by the same publication.

**ALM / Corporate / Other**

ALM, Corporate and Other primarily includes results of corporate treasury activities, inter-company adjustments, and corporate level expenses. In fiscal year 2006 ordinary business profit after net credit costs was nil.

## Fiscal Year 2006 Business Highlights

**Business Expansion**

■ In April 2006, Shinsei Bank reached an agreement to form a 50/50 joint venture with Macquarie Bank to focus exclusively on advisory services relating to the acquisition and management of assets with long-term stable cash flows in infrastructure and related sectors in Japan. This initiative aims to take advantage of Shinsei Bank's and Macquarie Bank's complementary strengths and the ongoing public-to-private sector shift in Japan.

■ On July 21, 2006, Shinsei Bank made a 39.7 billion yen (NT$ 11.3 billion) investment, representing a 35.4% fully-diluted ownership interest in Jih Sun Financial Holding ("Jih Sun"), a financial group that offers a full array of banking and brokerage products and services in Taiwan. Jih Sun's future growth and development can benefit by leveraging Shinsei Bank's knowledge and experience in risk

management, credit trading, information technology and corporate and retail banking.

■ On November 14, 2006, Shinsei Bank concluded an important partnership with UTI for the management and distribution of off-shore funds invested in Indian securities. UTI is the oldest and largest mutual fund company in India with 375 billion Indian Rupees (approximately one trillion yen) in assets under management and a 12% market share in India's fast-growing mutual fund industry.

■ On March 26, 2007, Shinsei Bank started an alliance service for "Shinsei VISA Card", a credit card available in 32 colours, through its website in association with APLUS. Shinsei Bank continues to develop products and services which offer value and convenience to its customers.

**Commencement of Resolution of Public Funds**

■ On July 31, 2006, 300 million Series 3 Class B preferred shares issued by Shinsei Bank were converted into 200,033,338 common shares by The Resolution and Collection Corporation ("RCC").

■ On August 17, 2006, the RCC sold the converted common shares through ToSTNeT-2 (for transactions at closing price) of the Tokyo Stock Exchange, and Shinsei Bank purchased 175,466,000 of such shares for a total of 132.1 billion yen and has held them as treasury stock.

■ On November 16, 2006, Shinsei Bank cancelled 85 million common shares held as treasury stock, which reduced its share count by 4.2% on a fully diluted basis.

## Financial Forecast for Fiscal Year 2007

The impairment of goodwill and intangible assets, which is a direct result of legislative and market changes and we consider non-recurrent in nature, does not affect Shinsei Bank's business operations or future prospects.

Shinsei Bank forecasts consolidated net income of 72.0 billion yen for fiscal year 2007, as compared to consolidated net loss of 60.9 billion yen in fiscal year 2006. The Bank expects revenue growth in each of its three business pillars and plans to closely monitor its general and administrative expenses.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 31, 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

For further information, please contact:
Shinji Hasumi
Corporate Communications Division
Shinsei Bank, Limited (www.shinseibank.com)
Tel: (+81)-3-5511-5013/Fax: (+81)-3-5511-5505

# Financial Highlights - Consolidated

**Results of Operations**

*(billions of yen)*

| (Full year comparison) | Fiscal year ended Mar. 31, 2007 (FY2006) | Fiscal year ended Mar. 31, 2006 (FY2005) | Change % |
|---|---|---|---|
| Net interest income | 95.4 | 82.2 | 16.0% |
| Net fees and commissions | 46.4 | 45.5 | 2.1% |
| Net trading income | 17.8 | 27.5 | (35 3)% |
| Net other business income | 108.5 | 118.3 | (8.3)% |
| Non-interest income | 172.8 | 191.4 | (9.7)% |
| **Total revenue** [1] | 268.3 | 273.7 | (2.0)% |
| General and administrative expenses [2] | 149.9 | 135.9 | 10.3% |
| **Ordinary business profit (jisshitsu gyomu jun-eki)** [1] | 118.3 | 137.7 | (14.1)% |
| Net credit costs | 51.9 [4] | 30.1 | 72.0% |
| Amortization of goodwill and intangible assets | 20.8 | 29.4 | (29 4)% |
| Taxes and others | (106.6) [5] | (2.0) | n.m.[8] |
| **Net income (loss)** | (60.9) | 76.0 | (180.1)% |
| **Cash basis net income** [3] | 35.3 | 101.9 | (65 4)% |

*(billions of yen)*

| (Three months comparison) | Three months ended Mar. 31, 2007 (4Q-FY2006) a | Three months ended Mar. 31, 2006 (4Q-FY2005) b | Change a - b (%) | Three months ended Dec. 31, 2006 (3Q-FY2006) c | Change a - c (%) |
|---|---|---|---|---|---|
| Net interest income | 21.3 | 21.7 | (1.9)% | 22.3 | (4 4)% |
| Fees and commissions | 10.9 | 9 3 | 17.5% | 13 2 | (17.7)% |
| Net trading income | 3.1 | 6.3 | (50.9)% | 3 3 | (7.4)% |
| Other business income | 17.1 | 32.7 | (47.6)% | 38.1 | (55 2)% |
| Non-interest income | 31.2 | 48 4 | (35.5)% | 54 8 | (43.1)% |
| **Total revenue** [1] | 52.6 | 70.2 | (25.1)% | 77.2 | (31.9)% |
| General and administrative expenses [2] | 37.4 | 34.5 | 8.5% | 36.7 | 1.9% |
| **Ordinary business profit (jisshitsu gyomu jun-eki)** [1] | 15.1 | 35.6 | (57.6)% | 40.4 | (62.7)% |
| Net credit costs | 32.2 [6] | 7.3 | 339.7% | 14.4 | 123 7% |
| Amortization of goodwill and intangible assets | 5.3 | 8.4 | (37.1)% | 4.9 | 8 6% |
| Taxes and others | (85.6) [7] | (3.4) | n.m.[8] | (12.8) | n.m.[8] |
| **Net income (loss)** | (106.1) | 16.4 | n m.[8] | 8.2 | n.m.[8] |
| **Cash basis net income (loss)** [3] | (24.8) | 23.9 | (203 6)% | 12.4 | (298.9)% |

(1) Represents results based on management accounting basis
(2) In our consolidated financial statements, amortization of goodwill and intangible assets is recorded in general and administrative expenses from fiscal year commenced on April 1, 2006.
(3) Excludes impairment of goodwill and intangible assets related to APLUS, net of tax benefits and amortization of goodwill and intangible assets, net of tax benefit, related to the acquisition of consumer and commercial finance companies.
(4) Includes grey zone related costs of 1 6 billion yen for FY2006.
(5) Includes, among other things, impairment of goodwill and intangible assets related to APLUS, net of tax benefits of 78 8 billion yen and gray zone related costs of 9.9 billion yen for FY2006.
(6) Includes grey zone related costs of 0.2 billion yen for three months ended March 31, 2007.
(7) Includes, among other things, impairment of goodwill and intangible assets related to APLUS, net of tax benefits of 78.8 billion yen and gray zone related costs of 0.0 billion yen for three months ended March 31, 2007.
(8) n.m. is not meaningful.

**Selected Balance Sheet Data**

*(billions of yen)*

| | As of Mar. 31, 2007 | As of Sep. 30, 2006 | Change Amount | Change % | As of Mar. 31, 2006 | Change Amount | Change % |
|---|---|---|---|---|---|---|---|
| Securities | 1,854.6 | 1,771.7 | 82.9 | 4.7% | 1,494.4 | 360.2 | 24.1% |
| Loans and bills discounted | 5,146.3 | 4,781.4 | 364.9 | 7.6% | 4,087.5 | 1,058.8 | 25.9% |
| Leased assets and installment receivables [9] | 777.2 | 835.4 | (58 2) | (7.0)% | 825.0 | (47.8) | (5 8)% |
| Intangible assets [10] | 19.8 | 63.8 | (44 0) | (69 0)% | 68.1 | (48.3) | (70.9)% |
| Goodwill, net | 158.0 | 219.4 | (61.4) | (28.0)% | 226 6 | (68.6) | (30 3)% |
| Customers' liabilities for acceptances and guarantees | 754.4 | 789.4 | (35.0) | (4.4)% | 813 4 | (59 0) | (7.3)% |
| **Total assets** | 10,837.6 | 10,433.6 | 404.0 | 3.9% | 9,405.0 | 1,432.6 | 15.2% |
| Deposits (including Negotiable Certificates of Deposit) | 5,420.9 | 4,945.7 | 475 2 | 9 6% | 4,071.7 | 1,349.1 | 33.1% |
| Debentures and corporate bonds | 1,103.7 | 1,059 5 | 44 2 | 4 2% | 1,316.9 | (213.2) | (16 2)% |
| Borrowed money | 1,122.6 | 1,213 9 | (91.3) | (7.5)% | 1,205.7 | (83.1) | (6.9)% |
| Acceptances and guarantees | 754.4 | 789.4 | (35 0) | (4.4)% | 813 4 | (59 0) | (7.3)% |
| **Total liabilities** | 9,904.4 | 9,422.9 | 481.5 | 5.1% | 8,287.8 | 1,616.6 | 19.5% |
| Minority interests in subsidiaries | / | / | / | / | 261.8 | / | / |
| **Total net assets** [11] | 933.2 | 1,010.7 | (77.5) | (7.7)% | 855.3 | 77.9 | 9 1% |

(9) Lease assets are included in premises and equipment or other assets and installment receivables are a part of other assets in the consolidated balance sheets.
(10) Identified intangible assets recorded through APLUS and Showa Leasing acquisitions.
(11) 289 6 billions of yen and 264 6 billions of yen of minority interest in subsidiaries are included in total net assets as of the end of March 2007 and September 2006, respectively.

**Capital Adequacy Ratio**

*(%, billions of yen)*

| | As of Mar. 31, 2007 [12] | As of Mar. 31, 2006 | As of Sep 30, 2006 |
|---|---|---|---|
| Capital adequacy ratio | 13.13% [13] | 15.53% | 13.47% |
| Tier I ratio | 8.11% [14] | 10.27% | 8.31% |
| Tier I capital [15] | 620.8 | 738.1 | 646.8 |
| Tier II capital | 522.0 | 419.5 | 475.6 |
| Risk assets | 7,652.0 | 7,180.4 | 7,782.7 |

(12) Basel II (F-IRB) basis
(13) Basel I basis capital adequacy ratio is 13.73%
(14) Basel I basis Tier I ratio is 7.65%
(15) Risk capital as of Mar. 31, 2007 is approximately 457.0 billion yen

**References**

| | as of the end of Mar. 2007 | as of the end of Mar. 2006 |
|---|---|---|
| Exchange rate (¥/$) | 117.78 | 117.47 |
| Nikkei average | 17,287.65 | 17,059.66 |

**Per Share Data** (yen)

| | Fiscal year ended Mar. 31, 2007 (FY2006) | Fiscal year ended Mar. 31, 2006 (FY2005) | Six months ended Sep. 30, 2006 (1H-FY2006) |
|---|---|---|---|
| Common shareholders' equity[1] | **308.60** | 380.20 | 383.20 |
| Fully diluted shareholders' equity[1] | **355.09** | 421.62 | 411.58 |
| Basic net income (loss) | **(45.92)** | 53.16 | 27.19 |
| Diluted net income | **Note[4]** | 37.75 | 19.54 |

Note:

For calculation of per share data

| | | Mar. 31, 2007 (FY2006) | Mar. 31, 2006 (FY2005) | Sep. 30, 2006 (1H-FY2006) |
|---|---|---|---|---|
| (shareholders' equity) | Number of common shares[2] | **1,377,145,285** | 1,358,520,547 | 1,377,120,053 |
| | Fully diluted number of shares[2] | **1,811,061,968** | 2,028,676,851 | 1,812,055,674 |
| (net income) | Number of common shares[3] | **1,380,628,230** | 1,358,521,302 | 1,384,101,577 |
| | Fully diluted number of shares[3] | **1,917,803,242** | 2,015,832,613 | 1,988,114,409 |

(1) Calculated by deducting stock acquisition rights, minority interests in subsidiaries, preferred shares and dividends related to preferred shares from the total net assets on the consolidated balance sheets as of March 31, 2007.

(2) Outstanding shares at the end of the respective periods

(3) Weighted average number of outstanding shares during the respective periods

(4) Reference information: Diluted net income as of March 31, 2007 is (31.79) yen per share

**Cash Basis Per Share Data** (yen)

| | Fiscal Year ended Mar. 31, 2007 (FY2006) | Fiscal Year ended Mar. 31, 2006 (FY2005) | Six months ended Sep. 30, 2006 (1H-FY2006) |
|---|---|---|---|
| Basic net income | **23.82** | 72.16 | 33.55 |
| Diluted net income | **18.41** | 50.55 | 23.96 |

**Performance Ratios** (%)

| | Fiscal Year ended Mar. 31, 2007 (FY2006) | Fiscal Year ended Mar. 31, 2006 (FY2005) | Six months ended Sep. 30, 2006 (1H-FY2006) |
|---|---|---|---|
| Return on assets | **(0.6)%** | 0.8% | 0.8% |
| Return on equity (fully diluted) | **(8.1)%** | 9.3% | 9.7% |
| Cash basis return on assets | **0.4%** | 1.2% | 1.0% |
| Cash basis return on equity (fully diluted) | **4.7%** | 12.4% | 11.9% |
| Expense to revenue (overhead) ratio[5] | **55.9%** | 49.7% | 54.7% |

(5) Management accounting basis

**Supplemental Financial Data and Reconciliation to Japanese GAAP Measures[6]**

| *For the fiscal year 2006 ended March 31, 2007* | (billions of yen, except per share data and percentages) |
|---|---|
| **Amortization of goodwill and intangible assets** | |
| Amortization of intangible assets | **8.2** |
| Associated deferred tax liability | **(3.3)** |
| Amortization of goodwill | **12.5** |
| Impairment of intangible assets | **40.0** |
| Associated deferred tax liability | **(16.2)** |
| Impairment of goodwill | **55.0** |
| Total amortization and impairment of goodwill and intangible assets, net of tax benefit | **96.2** |
| **Reconciliation of net income to cash basis net income** | |
| Net income | **(60.9)** |
| Amortization and impairment of goodwill and intangible assets, net of tax benefit | **96.2** |
| Cash basis net income | **35.3** |
| **Reconciliation of basic net income per share to cash basis basic net income per share** | |
| Basic net income per share | **(45.92)** |
| Effect of amortization and impairment of goodwill and intangible assets, net of tax benefit | **69.74** |
| Cash basis basic net income per share | **23.82** |
| **Reconciliation of fully diluted net income per share to cash basis fully diluted net income per share** | |
| Fully diluted net income per share | **(31.79)** |
| Effect of amortization and impairment of goodwill and intangible assets, net of tax benefit | **50.21** |
| Cash basis fully diluted net income per share | **18.41** |
| **Reconciliation of return on assets to cash basis return on assets** | |
| Return on assets | **(0.6)** |
| Effect of amortization and impairment of goodwill and intangible assets, net of tax benefit | **1.0** |
| Cash basis return on assets | **0.4** |
| **Reconciliation of return on equity to cash basis return on equity** | |
| Return on equity (fully diluted) | **(8.1)** |
| Effect of amortization and impairment of goodwill and intangible assets, net of tax benefit | **12.8** |
| Cash basis return on equity (fully diluted) | **4.7** |
| **Reconciliation of return on equity to return on tangible equity** | |
| Return on equity (fully diluted) | **(8.1)** |
| Effect of goodwill and intangible assets[7] | **14.9** |
| Return on tangible equity (fully diluted) | **6.7** |

(6) Reflects adjustments of goodwill and intangible assets associated with the acquisition of consumer and commercial finance companies.

(7) Net income excludes amortization and impairment of goodwill and intangible assets, net of tax benefit. Average shareholders' equity excludes goodwill and intangible assets, net of associated deferred tax liability.

## Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated)

*(billions of yen, except percentages)*

| | Fiscal year ended Mar. 31, 2007 (FY2006) | | | Six months ended Sep. 30, 2006 (1H-FY2006) | | | Fiscal year ended Mar. 31, 2006 (FY2005) | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average balance | Interest | Yield/rate (%) | Average balance | Interest | Yield/rate (%) | Average balance | Interest | Yield/rate (%) |
| **Interest-earning assets [1]:** | | | | | | | | | |
| Loans and bills discounted | **4,613.4** | **126.8** | **2.75** | 4,304.8 | 59.2 | 2.74 | 3,730.7 | 104.4 | 2.80 |
| Lease and installment receivables [1] | **831.3** | **51.1** | **6.15** | 838.0 | 25.5 | 6.09 | 793.7 | 46.0 | 5.80 |
| Securities | **1,750.5** | **32.3** | **1.85** | 1,605.9 | 16.8 | 2.09 | 1,721.4 | 16.8 | 0.98 |
| Other interest-earning assets [2] | **721.4** | **13.6** | **n.m.[4]** | 672.7 | 6.8 | n.m.[4] | 503.7 | 3.7 | n.m.[4] |
| **Total interest-earning assets [1]** | **7,916.8** | **223.9** | **2.83** | 7,421.6 | 108.5 | 2.92 | 6,749.7 | 171.0 | 2.53 |
| **Interest-bearing liabilities:** | | | | | | | | | |
| Deposits and negotiable certificates of deposit | **4,834.0** | **34.3** | **0.71** | 4,472.7 | 13.6 | 0.61 | 3,776.8 | 16.9 | 0.45 |
| Debentures | **795.6** | **3.0** | **0.38** | 871.0 | 1.5 | 0.36 | 1,152.9 | 4.7 | 0.41 |
| Subordinated debt | **399.5** | **9.8** | **2.47** | 360.9 | 3.5 | 1.99 | 259.7 | 5.5 | 2.13 |
| Borrowed money and corporate bonds | **1,118.1** | **11.8** | **1.06** | 1,127.2 | 5.3 | 0.94 | 999.3 | 12.2 | 1.22 |
| Other interest-bearing liabilities [2] | **674.4** | **18.2** | **n.m.[4]** | 387.5 | 7.0 | n.m.[4] | 229.5 | 3.3 | n.m.[4] |
| **Total interest-bearing liabilities** | **7,821.8** | **77.3** | **0.99** | 7,219.6 | 31.2 | 0.86 | 6,418.4 | 42.7 | 0.67 |
| **Non interest-bearing sources of funds:** | | | | | | | | | |
| Non interest-bearing (assets) liabilities, net | **(655.9)** | **-** | **-** | (598.7) | - | - | (489.6) | - | - |
| Shareholders' equity [3] | **750.9** | **-** | **-** | 800.7 | - | - | 821.0 | - | - |
| Total interest-bearing liabilities and non interest-bearing sources of funds | **7,916.8** | **-** | **-** | 7,421.6 | - | - | 6,749.7 | - | - |
| Net interest margin [1] | **-** | **-** | **1.84** | - | - | 2.05 | - | - | 1.87 |
| Impact of non interest-bearing sources | **-** | **-** | **0.01** | - | - | 0.02 | - | - | 0.03 |
| **Net revenue/yield on interest-earning assets [1]** | **-** | **146.6** | **1.85** | - | 77.3 | 2.08 | - | 128.3 | 1.90 |

Note:

Reconciliation of total revenue on interest-earning assets to total interest income.

| | FY2006 Average balance | FY2006 Interest | FY2006 Yield/rate (%) | 1H-FY2006 Average balance | 1H-FY2006 Interest | 1H-FY2006 Yield/rate (%) | FY2005 Average balance | FY2005 Interest | FY2005 Yield/rate (%) |
|---|---|---|---|---|---|---|---|---|---|
| Total revenue on interest-earning assets | **7,916.8** | **223.9** | **2.83** | 7,421.6 | 108.5 | 2.92 | 6,749.7 | 171.0 | 2.53 |
| Less: Income on lease and installment receivables | **831.3** | **51.1** | **6.15** | 838.0 | 25.5 | 6.09 | 793.7 | 46.0 | 5.80 |
| **Total interest income** | **7,085.5** | **172.8** | **2.44** | 6,583.5 | 82.9 | 2.51 | 5,955.9 | 125.0 | 2.10 |
| Total interest expense | **-** | **77.3** | **-** | - | 31.2 | - | - | 42.7 | - |
| Net interest income | **-** | **95.4** | **-** | - | 51.7 | - | - | 82.2 | - |

(1) Includes leased assets and installment receivables and related yields.

(2) Other interest-earning assets and other interest-bearing liabilities include interest swaps and funding swaps.

(3) Represents a simple average of the balance at the end of the current period and the balance at the end of the previous period.

(4) n.m. is not meaningful.

## Interest-Earning Assets and Interest-Bearing Liabilities (Non-consolidated)

*(billions of yen, except percentages)*

| | Fiscal year ended Mar. 31, 2007 (FY2006) | | | Six months ended Sep. 30, 2006 (1H-FY2006) | | | Fiscal year ended Mar. 31, 2006 (FY2005) | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average balance | Interest | Yield/rate (%) | Average balance | Interest | Yield/rate (%) | Average balance | Interest | Yield/rate (%) |
| **Interest-earning assets:** | | | | | | | | | |
| Cash and due from banks | **123.5** | **3.6** | **2.96** | 92.2 | 1.2 | 2.77 | 86.3 | 2.0 | 2.33 |
| Call loans | **70.8** | **0.2** | **0.29** | 87.1 | 0.1 | 0.23 | 100.9 | 0.0 | 0.02 |
| Receivables under resale agreements | **-** | **-** | **-** | - | - | - | - | - | - |
| Collateral related to securities borrowing transactions | **127.4** | **0.4** | **0.37** | 149.7 | 0.2 | 0.27 | 10.2 | 0.0 | 0.29 |
| Securities | **2,023.1** | **40.4** | **1.99** | 1,900.3 | 20.7 | 2.17 | 1,997.4 | 21.0 | 1.05 |
| Loans and bills discounted | **4,443.4** | **75.3** | **1.69** | 4,124.7 | 31.7 | 1.53 | 3,612.3 | 57.8 | 1.60 |
| Other interest-earning assets | **67.7** | **1.7** | **2.51** | 58.4 | 0.6 | 2.31 | 65.4 | 0.9 | 1.40 |
| Interest rate and fund swaps | **-** | **7.1** | **-** | - | 4.5 | - | - | 0.6 | - |
| **Total interest-earning assets** | **6,856.2** | **129.0** | **1.88** | 6,412.6 | 59.2 | 1.84 | 5,872.8 | 82.6 | 1.40 |
| **Interest-bearing liabilities:** | | | | | | | | | |
| Deposits | **4,561.5** | **33.2** | **0.72** | 4,278.0 | 13.4 | 0.62 | 3,746.5 | 16.9 | 0.45 |
| Negotiable certificates of deposit | **332.0** | **1.1** | **0.35** | 256.0 | 0.2 | 0.21 | 199.7 | 0.0 | 0.03 |
| Debentures | **797.0** | **3.0** | **0.37** | 872.9 | 1.5 | 0.35 | 1,158.6 | 4.7 | 0.40 |
| Call money | **403.5** | **5.6** | **1.40** | 157.1 | 1.0 | 1.27 | 127.3 | 0.0 | 0.07 |
| Payable under repurchase agreements | **-** | **-** | **-** | - | - | - | 0.6 | 0.0 | 0.00 |
| Collateral related to securities lending transactions | **84.0** | **0.2** | **0.29** | 70.1 | 0.0 | 0.20 | 4.9 | 0.0 | 0.55 |
| Borrowed money | **283.4** | **2.1** | **0.75** | 279.6 | 0.9 | 0.67 | 308.4 | 5.8 | 1.88 |
| Corporate bonds | **487.3** | **20.7** | **4.26** | 450.1 | 9.2 | 4.08 | 105.3 | 1.7 | 1.64 |
| Other interest-bearing liabilities | **0.3** | **11.2** | **n.m.[4]** | 0.3 | 5.6 | n.m.[4] | 0.3 | 3.0 | n.m.[4] |
| Interest rate and fund swaps | **-** | **-** | **-** | - | - | - | - | - | - |
| **Total interest-bearing liabilities** | **6,949.3** | **77.5** | **1.11** | 6,364.5 | 32.1 | 1.00 | 5,652.1 | 32.3 | 0.57 |
| **Net interest income/yield on interest-earning assets** | **6,856.2** | **51.5** | **0.75** | 6,412.6 | 27.1 | 0.84 | 5,872.8 | 50.2 | 0.85 |

## Business Line Ordinary Business Profit (Loss) after Net Credit Costs (Recoveries)[(1)(2)]

*(billions of yen)*

***For the Fiscal Year 2006 ended March 31, 2007***

| | Institutional Banking | Consumer and Commercial Finance (*) | Retail Banking | ALM/ Corporate/ Other (3) | Total |
|---|---|---|---|---|---|
| Total revenue | 117.3 | 112.2 | 36.1 | 2.6 | 268.3 |
| General and administrative expenses | 43.4 | 68.1 | 37.7 | 0.6 | 149.9 |
| Ordinary business profit (loss) | 73.8 | 44.0 | (1.5) | 2.0 | 118.3 |
| Net credit costs (recoveries) | (4.0) | 53.8 | 0.1 | 1.9 | 51.9 |
| Ordinary business profit (loss) after net credit costs (recoveries) | 77.8 | (9.8) | (1.6) | 0.0 | 66.4 |

| (*) breakdown of Consumer and Commercial Finance | APLUS | Showa Leasing | Other Subsidiaries (4) | Consumer and Commercial Finance |
|---|---|---|---|---|
| Total revenue | 93.2 | 25.0 | (6.0) | 112.2 |
| General and administrative expenses | 52.2 | 10.9 | 5.0 | 68.1 |
| Ordinary business profit (loss) | 41.0 | 14.1 | (11.1) | 44.0 |
| Net credit costs | 49.1 | 3.0 | 1.7 | 53.8 |
| Ordinary business profit (loss) after net credit costs | (8.1) | 11.1 | (12.8) | (9.8) |

***For the Fiscal Year 2005 ended March 31, 2006***

| | Institutional Banking | Consumer and Commercial Finance (*) | Retail Banking | ALM/ Corporate/ Other (3) | Total |
|---|---|---|---|---|---|
| Total revenue | 116.7 | 119.7 | 42.4 | (5.2) | 273.7 |
| General and administrative expenses | 39.6 | 60.4 | 34.8 | 1.0 | 135.9 |
| Ordinary business profit (loss) | 77.0 | 59.3 | 7.6 | (6.2) | 137.7 |
| Net credit costs (recoveries) | (4.9) | 34.6 | 0.4 | 0.0 | 30.1 |
| Ordinary business profit (loss) after net credit costs (recoveries) | 82.0 | 24.6 | 7.2 | (6.3) | 107.5 |

| (*) breakdown of Consumer and Commercial Finance | APLUS | Showa Leasing | Other Subsidiaries (4) | Consumer and Commercial Finance |
|---|---|---|---|---|
| Total revenue | 85.1 | 22.8 | 11.7 | 119.7 |
| General and administrative expenses | 43.0 | 10.5 | 6.8 | 60.4 |
| Ordinary business profit | 42.0 | 12.2 | 4.9 | 59.3 |
| Net credit costs | 30.4 | 3.1 | 1.0 | 34.6 |
| Ordinary business profit after net credit costs | 11.6 | 9.1 | 3.8 | 24.6 |

(1) Certain prior period amounts have been reclassified to conform to current period presentation.
(2) Represents results based on management accounting basis.
(3) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, corporate level expenses and credit costs.
(4) Includes net profit (loss) of Shinki, an affiliate, and other Consumer and Commercial Finance companies.

## Earnings Forecast for Fiscal Year 2007

(Consolidated)

*(billions of yen)*

| | *Fiscal year ending* Mar. 2008 (FY2007) Forecast | *Fiscal year ended* Mar. 2007 (FY2006) Actual |
|---|---|---|
| Net income (loss) | 72.0 | (60.9) |

## Earnings Forecast for Fiscal Year 2007

(Non-consolidated) (6)

*(billions of yen)*

| | *Fiscal year ending* Mar. 2008 (FY2007) Forecast | *Fiscal year ended* Mar. 2007 (FY2006) Actual |
|---|---|---|
| Net business profit | 66.0 | 54.9 |
| Net income (loss) | 70.0 | (41.9) |
| Dividends (in yen) | | |
| Common stock | Note(7) | 2.66 yen |
| Class A preferred share | 13.00 yen | 13.00 yen |
| Class B preferred share(8) | - | 4.84 yen |

(6) Revitalization plan basis
(7) FY2007 forecast of dividend level for common stocks is under discussion and will be announced when finalized.
(8) Class B preferred shares are mandatorily convertible to common stocks on August 1, 2007.

Above forecasts are based on current assumptions of future events and trends, which may be incorrect.
Actual results may differ materially from those in the statements as a results of various factors.

# Consolidated Statements of Operations

(millions of yen)

| | Fiscal year ended Mar. 31, 2007 (FY2006) a | Fiscal year ended Mar. 31, 2006 (FY2005) b | Change a-b | Change % |
|---|---|---|---|---|
| Interest on loans and bills discounted | **126,815** | 104,438 | 22,377 | 21.4% |
| Interest and dividends on securities | **32,309** | 16,879 | 15,430 | 91.4% |
| Other interest income | **13,693** | 3,711 | 9,982 | 269.0% |
| Interest income | **172,818** | 125,029 | 47,789 | 38.2% |
| Fees and commissions income | **70,858** | 68,263 | 2,595 | 3.8% |
| Trading profits | **18,128** | 27,665 | (9,537) | (34.5)% |
| Other business income | **271,274** | 268,611 | 2,663 | 1.0% |
| Other ordinary income | **26,935** | 39,487 | (12,552) | (31.8)% |
| **Ordinary income** | **560,016** | 529,057 | 30,959 | 5.9% |
| Interest on deposits | **33,164** | 16,872 | 16,292 | 96.6% |
| Interest on debentures | **3,006** | 4,709 | (1,703) | (36.2)% |
| Interest on borrowings | **11,312** | 14,598 | (3,286) | (22.5)% |
| Other interest expenses | **29,838** | 6,549 | 23,289 | 355.6% |
| Interest expenses | **77,322** | 42,729 | 34,593 | 81.0% |
| Fees and commissions expenses | **24,409** | 22,767 | 1,642 | 7.2% |
| Trading losses | **319** | 152 | 167 | 109.9% |
| Other business expenses | **183,117** | 186,283 | (3,166) | (1.7)% |
| General and administrative expenses | **150,233** | 136,596 | 13,637 | 10.0% |
| Amortization of goodwill | **12,507** | / | / | / |
| Amortization of intangible assets | **8,293** | / | / | / |
| Total general and administrative expenses | **171,034** | 136,596 | 34,438 | 25.2% |
| Provision of reserve for loan losses | **48,427** | 25,962 | 22,465 | 86.5% |
| Amortization of consolidation goodwill | / | 20,397 | / | / |
| Amortization of identified intangible assets | / | 9,047 | / | / |
| All other | **32,213** | 13,649 | 18,564 | 136.0% |
| Other ordinary expenses | **80,641** | 69,057 | 11,584 | 16.8% |
| **Ordinary expenses** | **536,843** | 457,586 | 79,257 | 17.3% |
| **Net ordinary income** | **23,172** | 71,471 | (48,299) | (67.6)% |
| Special gains | **15,278** | 3,703 | 11,575 | 312.6% |
| Special losses | **104,159** | 1,463 | 102,696 | 7019.5% |
| Income/(loss) before income taxes and minority interests | **(65,708)** | 73,711 | (139,419) | (189.1)% |
| Income taxes (current) | **3,249** | 3,733 | (484) | (13.0)% |
| Income taxes (deferred) | **(24,615)** | (11,414) | (13,201) | 115.7% |
| Minority interests in net income of subsidiaries | **16,643** | 5,293 | 11,350 | 214.4% |
| **Net income/(loss)** | **(60,984)** | 76,099 | (137,083) | (180.1)% |

(billions of yen)

| | | | | |
|---|---|---|---|---|
| (Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) [(1)] | **118.3** | 137.7 | **(19.4)** | **(14.1)%** |
| yen / US$ | **@117.78** | @117.47 | | |

(1) Management accounting basis

# Consolidated Balance Sheets

## -- Assets

(millions of yen)

| | As of Mar. 31, 2007 a | As of Mar. 31, 2006 b | Change a-b | % |
|---|---|---|---|---|
| <<Assets>> | | | | |
| Cash and due from banks | **448,554** | 488,601 | (40,047) | (8.2)% |
| Call loans | **43,100** | 50,000 | (6,900) | (13.8)% |
| Collateral related to securities borrowing transactions | **11,050** | 33,107 | (22,057) | (66.6)% |
| Other monetary claims purchased | **366,505** | 273,937 | 92,568 | 33.8% |
| Trading assets | **303,389** | 193,581 | 109,808 | 56.7% |
| Monetary assets held in trust | **502,332** | 456,167 | 46,165 | 10.1% |
| Securities | **1,854,682** | 1,494,489 | 360,193 | 24.1% |
| Loans and bills discounted | **5,146,306** | 4,087,561 | 1,058,745 | 25.9% |
| Foreign exchanges | **15,047** | 12,140 | 2,907 | 23.9% |
| Other assets | **870,375** | 974,398 | (104,023) | (10.7)% |
| Premises and equipment | / | 415,522 | / | / |
| Tangible fixed assets | **382,460** | / | / | / |
| Intangible fixed assets | **244,155** | / | / | / |
| *(Goodwill,net )* | 158,066 | / | / | / |
| Deferred issuance expenses for debentures | **103** | 177 | (74) | (41.8)% |
| Deferred tax assets | **42,474** | 30,022 | 12,452 | 41.5% |
| Consolidation goodwill, net | / | 226,692 | / | / |
| Customers' liabilities for acceptances and guarantees | **754,420** | 813,480 | (59,060) | (7.3)% |
| Reserve for credit losses | **(147,275)** | (144,868) | (2,407) | 1.7% |
| **Total assets** | **10,837,683** | 9,405,013 | 1,432,670 | 15.2% |
| yen / US$ | @117.78 | @117.47 | | |

# Consolidated Balance Sheets

## -- Liabilities, minority interests in subsidiaries and net assets

*(millions of yen)*

| | As of Mar. 31, 2007 | As of Mar. 31, 2006 | Change | |
|---|---|---|---|---|
| | a | b | a-b | % |
| **<<Liabilities>>** | | | | |
| Deposits | **4,940,730** | 3,914,385 | 1,026,345 | 26.2% |
| Negotiable certificates of deposit | **480,199** | 157,373 | 322,826 | 205.1% |
| Debentures | **703,298** | 1,018,909 | (315,611) | (31.0)% |
| Call money | **692,792** | 30,000 | 662,792 | 2209.3% |
| Collateral related to securities lending transactions | **8,333** | - | 8,333 | n.m. |
| Commercial paper | **171,300** | 133,200 | 38,100 | 28.6% |
| Trading liabilities | **99,255** | 149,990 | (50,735) | (33.8)% |
| Borrowed money | **1,122,688** | 1,205,765 | (83,077) | (6.9)% |
| Foreign exchanges | **118** | 39 | 79 | 202.6% |
| Corporate bonds | **400,485** | 298,002 | 102,483 | 34.4% |
| Other liabilities | **498,358** | 535,753 | (37,395) | (7.0)% |
| Accrued employees bonuses | **13,134** | 13,886 | (752) | (5.4)% |
| Reserve for bonuses to directors | **359** | 13 | 346 | 2661.5% |
| Reserve for retirement benefits | **3,521** | 3,309 | 212 | 6.4% |
| Reserve for loss on interest repayments | **10,353** | - | 10,353 | n.m. |
| Reserve under special law | **3** | 2 | 1 | 50.0% |
| Deferred tax liabilities | **5,075** | 13,718 | (8,643) | (63.0)% |
| Acceptances and guarantees | **754,420** | 813,480 | (59,060) | (7.3)% |
| **Total liabilities** | **9,904,430** | 8,287,832 | 1,616,598 | 19.5% |
| **<<Minority interests in subsidiaries>>** | | | | |
| Minority interests in subsidiaries | / | 261,845 | / | / |
| **<<Net assets>>** | | <<Shareholders' equity>> | | |
| Shareholders' equity | | | | |
| Capital stock | **451,296** | 451,296 | - | - |
| Capital surplus | **18,558** | 18,558 | - | - |
| Retained earnings | **245,499** | 379,502 | (134,003) | (35.3)% |
| Treasury stock, at cost | **(72,560)** | (12) | (72,548) | 604566.7% |
| Total shareholders' equity | **642,794** | / | / | / |
| Net unrealized gain / loss and translation adjustments | | | | |
| Net unrealized gain on securities available-for-sale, net of taxes | **5,091** | 2,208 | 2,883 | 130.6% |
| Net deferred loss on hedge, net of taxes | **(7,744)** | / | / | / |
| Foreign currency translation adjustments | **2,952** | 3,781 | (829) | (21.9)% |
| Total net unrealized gain / loss and translation adjustments | **299** | / | / | / |
| Stock acquisition rights | **517** | / | / | / |
| Minority interests in subsidiaries | **289,642** | / | / | / |
| **Total net assets** | **933,253** | 855,335 | / | / |
| **Total liabilities and net assets** | **10,837,683** | 9,405,013 | 1,432,670 | 15.2% |
| yen / US$ | **@117.78** | @117.47 | | |

*1: Certain account titles of the balance sheets as of Mar.31,2006 ( b) are realigned in line with the balance sheet as of Mar.31,2007 (a).

*2: "Total liabilities and net assets " balances as of Mar.31,2006 ( b) include "Minority interests in subsidiaries".

## Consolidated Statement of Changes in Net Assets

For the fiscal year ended March 31, 2007 *(millions of yen)*

| | Shareholders' equity | | | | |
|---|---|---|---|---|---|
| | Capital stock | Capital surplus | Retained earnings | Treasury stock, at cost | Total shareholders' equity |
| Balance at beginning of period | 451,296 | 18,558 | 379,502 | (12) | 849,345 |
| Changes in amounts during the period | | | | | |
| Dividends from surplus (note) | - | - | (3,947) | - | (3,947) |
| Dividends from surplus | - | - | (3,496) | - | (3,496) |
| Net loss | - | - | (60,984) | - | (60,984) |
| Acquisition of treasury stock | - | - | - | (136,672) | (136,672) |
| Disposal of treasury stock | - | - | (15) | 160 | 145 |
| Retirement of treasury stock | - | - | (63,963) | 63,963 | - |
| Increase by exclusion of affiliates | - | - | 65 | - | 65 |
| Decrease by exclusion of affiliates | - | - | (1,661) | - | (1,661) |
| Net change of items other than shareholders' equity | - | - | - | - | - |
| Total changes during the period | - | - | (134,002) | (72,548) | (206,550) |
| Balance at end of period | 451,296 | 18,558 | 245,499 | (72,560) | 642,794 |

| | Net unrealized gain/loss and translation adjustments | | | | Stock acquisition rights | Minority interests in subsidiaries | Total net assets |
|---|---|---|---|---|---|---|---|
| | Net unrealized gain on securities available-for-sale, net of taxes | Net deferred loss on hedge, net of taxes | Foreign currency translation adjustments | Total net unrealized gain/loss and translation adjustments | | | |
| Balance at beginning of period | 2,208 | - | 3,781 | 5,990 | - | 261,845 | 1,117,180 |
| Changes in amounts during the period | | | | | | | |
| Dividends from surplus (note) | - | - | - | - | - | - | (3,947) |
| Dividends from surplus | - | - | - | - | - | - | (3,496) |
| Net loss | - | - | - | - | - | - | (60,984) |
| Acquisition of treasury stock | - | - | - | - | - | - | (136,672) |
| Disposal of treasury stock | - | - | - | - | - | - | 145 |
| Retirement of treasury stock | - | - | - | - | - | - | 0 |
| Increase by exclusion of affiliates | - | - | - | - | - | - | 65 |
| Decrease by exclusion of affiliates | - | - | - | - | - | - | (1,661) |
| Net change of items other than shareholders' equity | 2,882 | (7,744) | (829) | (5,690) | 517 | 27,797 | 22,623 |
| Total changes during the period | 2,882 | (7,744) | (829) | (5,690) | 517 | 27,797 | (183,927) |
| Balance at end of period | 5,091 | (7,744) | 2,952 | 299 | 517 | 289,642 | 933,253 |

(note) This item is resulted from appropriation of profit of previous fiscal year.

## Consolidated Statements of Cash Flows

(millions of yen)

| | Fiscal year ended Mar.31, 2007 | Fiscal year ended Mar.31, 2006 | Change |
|---|---|---|---|
| I. Cash flows from operating activities: | | | |
| (Loss) Income before income taxes and minority interests | (65,708) | 73,711 | (139,419) |
| Depreciation (other than leased assets) | 11,805 | 4,198 | 7,607 |
| Depreciation of leased assets | 131,762 | 138,104 | (6,342) |
| Amortization of consolidation goodwill | / | 20,397 | / |
| Amortization of goodwill | 12,507 | / | / |
| Amortization of intangible assets | 8,293 | 9,047 | (754) |
| Impairment losses on goodwill | 55,085 | - | 55,085 |
| Impairment losses on intangible assets | 40,061 | - | 40,061 |
| Other impairment losses | 544 | - | 544 |
| Equity in net loss (income) of affiliates | 12,779 | (4,114) | 16,893 |
| Net change in reserve for credit losses | 2,406 | (4,940) | 7,346 |
| Net change in accrued employees bonuses | (764) | 3,483 | (4,247) |
| Net change in reserve for retirement benefits | 211 | (654) | 865 |
| Net change in reserve for loss on disposition of premises and equipment | / | (153) | / |
| Net change in reserve for loss on interest repayments | 10,353 | - | 10,353 |
| Net change in reserve under special law | 1 | - | 1 |
| Interest income | (172,818) | (125,029) | (47,789) |
| Interest expenses | 77,322 | 42,729 | 34,593 |
| Gain on securities sold | (19,563) | (5,788) | (13,775) |
| Gain on monetary assets held in trust | (9,019) | (6,648) | (2,371) |
| Net exchange loss (gain) | 3,811 | (779) | 4,590 |
| Net loss on sale of premises and equipment | / | 203 | / |
| Net gain on sale of fixed assets | (1,439) | / | / |
| Net gain on sale of leased assets | (6,056) | (1,761) | (4,295) |
| Net change in trading assets | (109,808) | (25,079) | (84,729) |
| Net change in trading liabilities | (50,735) | 80,889 | (131,624) |
| Net change in loans and bills discounted | (1,058,658) | (698,761) | (359,897) |
| Net change in deposits | 1,026,345 | 834,179 | 192,166 |
| Net change in negotiable certificates of deposit | 322,826 | (215,234) | 538,060 |
| Net change in debentures | (315,610) | (223,723) | (91,887) |
| Net change in borrowed money (other than subordinated debt) | (47,062) | 76,499 | (123,561) |
| Net change in corporate bonds (other than subordinated bonds) | 7,141 | 18,001 | (10,860) |
| Net change in deposits (other than non-interest-bearing deposits) | (28,630) | (28,707) | 77 |
| Net change in call loans | 6,900 | 20,000 | (13,100) |
| Net change in other monetary claims purchased | (88,459) | 48,179 | (136,638) |
| Net change in collateral related to securities borrowing transactions | 22,057 | (29,363) | 51,420 |
| Net change in call money | 662,792 | (174,295) | 837,087 |
| Net change in commercial paper | 38,100 | 119,900 | (81,800) |
| Net change in collateral related to securities lending transactions | 8,333 | - | 8,333 |
| Net change in foreign exchange assets | (2,907) | (3,589) | 682 |
| Net change in foreign exchange liabilities | 79 | 18 | 61 |
| Net change in net trust account | (25,265) | 936 | (26,201) |
| Interest received | 166,959 | 142,198 | 24,761 |
| Interest paid | (78,506) | (41,464) | (37,042) |
| Net change in trading securities | 46,072 | (114,114) | 160,186 |
| Net change in monetary assets held in trust | (61,663) | (59,176) | (2,487) |
| Net change in leased assets | (121,645) | (125,396) | 3,751 |
| Others, net | 12,304 | (22,844) | 35,148 |
| Subtotal | 422,532 | (278,941) | 701,473 |
| Income taxes paid | (5,684) | (2,056) | (3,628) |
| Net cash provided by (used in) operating activities | 416,847 | (280,998) | 697,845 |
| II. Cash flows from investing activities: | | | |
| Purchase of securities | (2,539,598) | (3,380,505) | 840,907 |
| Proceeds from sale of securities | 220,364 | 688,041 | (467,677) |
| Proceeds from maturity of securities | 1,911,506 | 2,825,196 | (913,690) |
| Investment in monetary assets held in trust | (16,130) | (38,803) | 22,673 |
| Proceeds from disposition of monetary assets held in trust | 40,566 | 20,685 | 19,881 |
| Purchase of premises and equipment (other than leased assets) | / | (6,488) | / |
| Purchase of tangible fixed assets (other than leased assets) | (3,734) | / | / |
| Proceeds from sale of premises and equipment (other than leased assets) | / | 2,136 | / |
| Proceeds from sale of tangible fixed assets (other than leased assets) | 6,616 | / | / |
| Payment for acquisition of new subsidiaries | - | (10,239) | 10,239 |
| Proceeds from sale of subsidiary's stocks | 3,077 | 32,616 | (29,539) |
| Others, net | (17,832) | 3,103 | (20,935) |
| Net cash (used in) provided by investing activities | (395,165) | 135,741 | (530,906) |
| III. Cash flows from financing activities: | | | |
| Proceeds from issuance of subordinated debt | 62,000 | 46,000 | 16,000 |
| Repayment of subordinated debt | (98,000) | (77,000) | (21,000) |
| Proceeds from issuance of subordinated corporate bonds | 92,161 | 199,870 | (107,709) |
| Payment for redemption of subordinated bonds | (10,945) | (11,166) | 221 |
| Proceeds from minority shareholders of subsidiaries | 20,253 | 174,958 | (154,705) |
| Payment for capital refundment to minority shareholders of subsidiaries | (1,227) | - | (1,227) |
| Dividends paid | (7,443) | (7,635) | 192 |
| Dividends paid to minority shareholders of subsidiaries | (11,175) | (1,310) | (9,865) |
| Purchase of treasury stock | (136,672) | (1) | (136,671) |
| Proceeds from sale of treasury stock | 145 | - | 145 |
| Net cash (used in) provided by financing activities | (90,903) | 323,713 | (414,616) |
| IV. Foreign currency translation adjustments on cash and cash equivalents | 1 | 31 | (30) |
| V. Net change in cash and cash equivalents | (69,220) | 178,487 | (247,707) |
| VI. Cash and cash equivalents at beginning of year | 340,713 | 162,226 | 178,487 |
| VII. Cash and cash equivalents at end of year | 271,493 | 340,713 | (69,220) |

# Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

### 1. Non-Consolidated Financial Results [and Projections]

(billions of yen)

| | For the fiscal year ended Mar. 31, 2007 (FY2006) | For the fiscal year ended Mar. 31, 2006 (FY2005) | Change | For the fiscal year ended Mar. 31, 2008 (FY2007) Forecast |
|---|---|---|---|---|
| Gross business profit (*gyomu soneki*) (1) | 132.5 | 142.4 | (9.8) | / |
| Net interest income | 59.7 | 53.1 | 6.6 | / |
| Net fees and commissions (1) | 45.8 | 50.9 | (5.1) | / |
| Net trading income | 14.9 | 20.2 | (5.3) | / |
| Net other business income | 12.0 | 18.0 | (6.0) | / |
| General & administrative expenses | 77.6 | 73.2 | 4.3 | / |
| Net business profit (*jisshitsu gyomu jun-eki*) (1) | 54.9 | 69.1 | (14.2) | 66.0 |
| Net income (loss) | (41.9) | 74.8 | (116.8) | 70.0 |

| | | | | |
|---|---|---|---|---|
| Credit recoveries | 0.1 | 4.9 | 4.7 | / |
| Reversal of reserve for credit losses | 2.0 | 5.4 | 3.4 | / |

(1) Includes income from monetary assets held in trust of 30.7 billion yen for the fiscal year ended Mar. 31, 2007 and 39.5 billion yen for the fiscal year ended Mar. 31, 2006.

### 2. Non-performing Loans

Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(billions of yen, %)

| | As of Mar. 31, 2007 a | As of Mar. 31, 2006 b | Change a-b | As of Sep. 30, 2006 c | Change a-c |
|---|---|---|---|---|---|
| Claims against bankrupt and quasi-bankrupt obligors | 0.9 | 0.7 | 0.2 | 0.3 | 0.6 |
| Doubtful claims | 10.8 | 20.7 | (10.0) | 8.3 | 2.4 |
| Substandard claims | 16.2 | 21.1 | (4.9) | 17.3 | (1.1) |
| Total non-performing loans (A) | 27.9 | 42.5 | (14.6) | 26.0 | 1.9 |
| Total claims (B) | 5,294.6 | 4,129.0 | 1,165.6 | 4,806.5 | 488.1 |
| % of total claims outstanding (A) / (B) | 0.53% | 1.03% | (0.50)% | 0.01 | (0.01)% |
| (ref.) At or below "need caution" level | 120.7 | 119.3 | 1.4 | 99.8 | 20.9 |

### 3. Coverage Ratios for Non-Performing Claims Disclosed Under the Financial Revitalization Law (Non-Consolidated)

(millions of yen, %)

| | Amount of claims | Reserve for loan losses | Collateral and guarantees | Amount of coverage | Coverage ratio |
|---|---|---|---|---|---|
| Claims against bankrupt and quasi-bankrupt obligors | 932 | - | 932 | 932 | 100.0 |
| Doubtful claims | 10,765 | 8,062 | 989 | 9,051 | 84.1 |
| Substandard claims | 16,216 | 6,542 | 5,617 | 12,159 | 75.0 |
| Total | 27,914 | 14,604 | 7,540 | 22,144 | 79.3 |

## 4. Risk Monitored Loans

(Consolidated) *(millions of yen)*

| | Mar. 31, 2007 | Change from Sep. 30, 2006 | Change from Mar. 31, 2006 | Sep. 30, 2006 | Mar. 31, 2006 |
|---|---|---|---|---|---|
| Loans to bankrupt obligors | **1,748** | (329) | (141) | 2,077 | 1,889 |
| Non-accrual delinquent loans | **21,849** | 2,448 | (14,498) | 19,401 | 36,347 |
| Loans past due for 3 months or more | **4,792** | 667 | 1,667 | 4,125 | 3,125 |
| Restructured loans | **36,422** | (1,819) | (6,410) | 38,241 | 42,832 |
| Total risk monitored loans | **64,813** | 967 | (19,382) | 63,846 | 84,195 |
| Loans and bills discounted | **5,146,306** | 364,887 | 1,058,745 | 4,781,419 | 4,087,561 |

(% to total loans)

| | | | | | |
|---|---|---|---|---|---|
| Loans to bankrupt obligors | **0.0%** | 0.0% | 0.0% | 0.0% | 0.0% |
| Non-accrual delinquent loans | **0.4%** | 0.0% | (0.5)% | 0.4% | 0.9% |
| Loans past due for 3 months or more | **0.1%** | 0.0% | 0.0% | 0.1% | 0.1% |
| Restructured loans | **0.7%** | (0.1)% | (0.3)% | 0.8% | 1.0% |
| Total risk monitored loans | **1.3%** | 0.0% | (0.8)% | 1.3% | 2.1% |

(Non-Consolidated) *(millions of yen)*

| | Mar. 31, 2007 | Change from Sep. 30, 2006 | Change from Mar. 31, 2006 | Sep. 30, 2006 | Mar. 31, 2006 |
|---|---|---|---|---|---|
| Loans to bankrupt obligors | **654** | 422 | 68 | 232 | 586 |
| Non-accrual delinquent loans | **10,614** | 2,497 | (9,829) | 8,117 | 20,443 |
| Loans past due for 3 months or more | **21** | (32) | (3) | 53 | 24 |
| Restructured loans | **16,194** | (1,041) | (4,875) | 17,235 | 21,069 |
| Total risk monitored loans | **27,485** | 1,847 | (14,638) | 25,638 | 42,123 |
| Loans and bills discounted | **5,075,281** | 391,517 | 1,114,035 | 4,683,764 | 3,961,246 |

(% to total loans)

| | | | | | |
|---|---|---|---|---|---|
| Loans to bankrupt obligors | **0.0%** | 0.0% | 0.0% | 0.0% | 0.0% |
| Non-accrual delinquent loans | **0.2%** | 0.0% | (0.3)% | 0.2% | 0.5% |
| Loans past due for 3 months or more | **0.0%** | 0.0% | 0.0% | 0.0% | 0.0% |
| Restructured loans | **0.3%** | (0.1)% | (0.2)% | 0.4% | 0.5% |
| Total risk monitored loans | **0.5%** | 0.0% | (0.6)% | 0.5% | 1.1% |

## 5. Reserve for Credit Losses

(Consolidated) *(millions of yen)*

| | Mar. 31, 2007 | Change from Sep. 30, 2006 | Change from Mar. 31, 2006 | Sep. 30, 2006 | Mar. 31, 2006 |
|---|---|---|---|---|---|
| Reserve for credit losses | **147,275** | 13,455 | 2,407 | 133,820 | 144,868 |
| General | **101,268** | 10,321 | 12,225 | 90,947 | 89,043 |
| Specific | **45,997** | 3,131 | (9,822) | 42,866 | 55,819 |
| Restructuring countries | **9** | 3 | 4 | 6 | 5 |

(Non-Consolidated) *(millions of yen)*

| | Mar. 31, 2007 | Change from Sep. 30, 2006 | Change from Mar. 31, 2006 | Sep. 30, 2006 | Mar. 31, 2006 |
|---|---|---|---|---|---|
| Reserve for credit losses | **106,977** | 8,485 | (4,444) | 98,492 | 111,421 |
| General | **65,434** | 4,364 | 5,214 | 61,070 | 60,220 |
| Specific | **41,533** | 4,119 | (9,663) | 37,414 | 51,196 |
| Restructuring countries | **9** | 3 | 4 | 6 | 5 |

### 6. Reserve Ratio to Risk Monitored Loans

(Consolidated)

| | Mar. 31, 2007 | Change from Sep. 30, 2006 | Change from Mar. 31, 2006 | Sep. 30, 2006 | Mar. 31, 2006 |
|---|---|---|---|---|---|
| % on risk monitored loans | 227.2% | 17.6% | 55.1% | 209.6% | 172.1% |

(Non-Consolidated)

| | Mar. 31, 2007 | Change from Sep. 30, 2006 | Change from Mar. 31, 2006 | Sep. 30, 2006 | Mar. 31, 2006 |
|---|---|---|---|---|---|
| % on risk monitored loans | 389.2% | 5.0% | 124.7% | 384.2% | 264.5% |

### 7. Unrealized Gains on Available-for Sale Securities

(Consolidated)

As of March 31, 2007 *(millions of yen)*

| | Unrealized gains | Gains | Losses |
|---|---|---|---|
| Equities | **1,006** | **2,372** | **1,366** |
| Bonds | **(3,370)** | **413** | **3,783** |
| Other | **10,566** | **11,372** | **806** |
| Total | **8,202** | **1,459** | **5,956** |

As of March 31, 2006 *(millions of yen)*

| | Unrealized gains | Gains | Losses |
|---|---|---|---|
| Equities | 5,564 | 5,678 | 114 |
| Bonds | (4,693) | 66 | 4,760 |
| Other | 2,675 | 3,390 | 715 |
| Total | 3,546 | 9,136 | 5,590 |

(Non-consolidated)

As of March 31, 2007 *(millions of yen)*

| | Unrealized gains | Gains | Losses |
|---|---|---|---|
| Equities | **(260)** | **573** | **834** |
| Bonds | **(3,366)** | **413** | **3,779** |
| Other | **10,529** | **11,329** | **799** |
| Total | **6,902** | **12,316** | **5,413** |

As of March 31, 2006 *(millions of yen)*

| | Unrealized gains | Gains | Losses |
|---|---|---|---|
| Equities | 1,569 | 1,580 | 11 |
| Bonds | (4,714) | 31 | 4,746 |
| Other | 2,685 | 3,390 | 705 |
| Total | (460) | 5,002 | 5,462 |

### 8. Balance of Housing Loans (Non-Consolidated)

*(millions of yen)*

| | Mar. 31, 2007 | Change from Sep. 30, 2006 | Change from Mar. 31, 2006 | Sep. 30, 2006 | Mar. 31, 2006 |
|---|---|---|---|---|---|
| Balance of housing loans | **562,225** | 64,990 | 107,664 | 497,235 | 454,561 |

### 9. Balance of Deposits (Non-Consolidated)

*(millions of yen)*

| | Mar. 31, 2007 | Change from Sep. 30, 2006 | Change from Mar. 31, 2006 | Sep. 30, 2006 | Mar. 31, 2006 |
|---|---|---|---|---|---|
| Balance of deposits (including NCDs) | **5,471,462** | 457,377 | 1,313,270 | 5,014,085 | 4,158,192 |
| Balance of deposits from individuals | **3,545,887** | 181,934 | 464,196 | 3,363,953 | 3,081,691 |

### 10. Subsidiaries and Affiliates

| | Mar. 31, 2007 | Mar. 31, 2006 |
|---|---|---|
| Consolidated subsidiaries | **95** | 82 |
| Affiliates accounted for using the equity method | **27** | 13 |

### 11. Expense for Retirement Benefit (Consolidated)

*(millions of yen)*

| | Mar. 31, 2007 |
|---|---|
| Expense for retirement benefit | 5,281 |

### 12. Derivative Transactions Based on Hedge Accounting

(Consolidated) *(billions of yen)*

| | As of March 31, 2007 | | | |
|---|---|---|---|---|
| | Within 1 year | Over 1 year and within 5 years | Over 5 years | Total |
| Interest rate swap | | | | |
| Receive fixed and pay floating | 81.4 | 368.4 | 276.1 | 726.0 |
| Receive floating and pay fixed | 20.4 | 244.9 | 104.4 | 369.8 |
| Receive floating and pay floating | 0.5 | - | - | 0.5 |
| Total notional principal amount | 102.3 | 613.4 | 380.6 | 1,096.4 |
| Currency swap | | | | |
| Total notional principal amount | 152.7 | 461.3 | 266.1 | 880.3 |

(Non-Consolidated) *(billions of yen)*

| | As of March 31, 2007 | | | |
|---|---|---|---|---|
| | Within 1 year | Over 1 year and within 5 years | Over 5 years | Total |
| Interest rate swap | | | | |
| Receive fixed and pay floating | 81.4 | 368.4 | 276.1 | 726.0 |
| Receive floating and pay fixed | 20.4 | 244.9 | 104.4 | 369.8 |
| Receive floating and pay floating | 0.5 | - | - | 0.5 |
| Total notional principal amount | 102.3 | 613.4 | 380.6 | 1,096.4 |
| Currency swap | | | | |
| Total notional principal amount | 152.7 | 461.3 | 266.1 | 880.3 |

**13. Problem Claims**

A. Losses on Disposals

(Consolidated) *(billions of yen)*

| | Net provision of general reserve for loan losses | Disposal of problem claims (Banking account) | Disposal of problem claims (Trust account) | Total credit costs |
|---|---|---|---|---|
| **FY2006** | **33.5** | **18.3** | **-** | **51.9** |
| 1H-FY2006 | 24.7 | (19.5) | - | 5.2 |
| FY2005 | 30.0 | 0.1 | - | 30.1 |

(Non-Consolidated) *(billions of yen)*

| | Net provision of general reserve for loan losses | Disposal of problem claims (Banking account) | Disposal of problem claims (Trust account) | Total credit costs |
|---|---|---|---|---|
| **FY2006** | **5.2** | **(5.4)** | **-** | **(0.1)** |
| 1H-FY2006 | 0.8 | (12.8) | - | (11.9) |
| FY2005 | 4.1 | (9.0) | - | (4.9) |

B. Outstanding of Non-Performing Loans

*(billions of yen)*

| | Self assessment | | | | |
|---|---|---|---|---|---|
| | Bankruptcy and virtually bankrupt obligors (a) | Possibly bankrupt obligors (b) | Below possibly bankrupt obligors (a)+(b) | Need caution obligors (c) | Total (a)+(b)+(c) |
| **Mar. 31, 2007** | **0.9** | **10.7** | **11.6** | **109** | **120.7** |
| Sep. 30, 2006 | 0.3 | 8.3 | 8.6 | 91.1 | 99.8 |
| Mar. 31, 2006 | 0.7 | 20.7 | 21.4 | 97.9 | 119.3 |

| | Claims under the Financial Revitalization Law | |
|---|---|---|
| | Substandard claims (d) | Total (a)+(b)+(d) |
| **Mar. 31, 2007** | **21.1** | **42.5** |
| Sep. 30, 2006 | 17.3 | 26.0 |
| Mar. 31, 2006 | 21.1 | 42.5 |

C. Reserve Ratio by Obligor

| | **As of Mar. 31, 2007** | As of Sep. 30, 2006 | As of Mar. 31, 2006 |
|---|---|---|---|
| (i) Legally or virtually bankrupt obligors (out of unsecured portion of claims) | 100.00% | 100.00% | 100.00% |
| (ii) Possibly bankrupt obligors (out of unsecured portion of claims) | 82.35% | 73.14% | 89.91% |
| (iii) Substandard obligors (out of unsecured portion of claims) | 57.13% | 58.42% | 51.32% |
| (iv) Caution obligors (except for substandard obligors) (out of unsecured portion of claims) | 43.68% | 31.00% | 29.99% |
| (out of total claims) | 15.63% | 14.31% | 9.43% |
| (v) Normal obligors (out of total claims) | 0.34% | 0.32% | 0.40% |

D. Reserve by Discounted Cash Flow Method

Since fiscal year 2002, we have established reserves for loan losses using the DCF method to more than 90% of claims, by balance, against substandard obligors and possibly bankrupt obligors.

## 14. Holding Stocks

A. Stocks

(Non-Consolidated) *(billions of yen)*

| | Book value | Subsidiary stocks | Other comprehensive income | Tier I |
|---|---|---|---|---|
| **Mar. 31, 2007** | 273.6 | **253.7** | **(0.2)** | **622.3** |
| Sep. 30, 2006 | 341.2 | 331.9 | 0.2 | 920.7 |
| Mar. 31, 2006 | 352.7 | 337.6 | 1.5 | 1,019.6 |

B. Impairment of stocks

(Non-Consolidated) *(billions of yen)*

| | Equity related PL (Net of 3 accounts) | Impairment[1] |
|---|---|---|
| **FY2006** | 5.5 | **0.8** |
| 1H-FY2006 | 5.6 | 0.8 |
| FY2005 | (4.8) | 6.9 |

(1) Special gains include gain by sale of common stocks of affiliated companies of 11.5 billion yen.
Special losses include impairment of subsidiary stocks of 99.3 billion yen and valuation allowance for investments of 15.9 billion yen

## 15. Bonds

(Non-Consolidated) *(billions of yen)*

| | Bond related realized PL | Other comprehensive income [2] |
|---|---|---|
| **Mar. 31, 2007** | 5.1 | **(3.3)** |
| Sep. 30, 2006 | 2.0 | (3.0) |
| Mar. 31, 2006 | 3.4 | (4.7) |

(2) Other comprehensive income is the appraisal other comprehensive income of bonds among other securities

## 16. For loan

A. Loan for SME *(billions of yen)*

| | Outstanding balance[3] |
|---|---|
| **Mar. 31, 2007** | **2,892.3** |
| Sep. 30, 2006 | 2,587.6 |
| Mar. 31, 2006 | 2,102.8 |

Revitalization plan
(Substance basis change from previous year <except for foreign currency loan>)

FY2005: Plan was +1.0 billion yen, results was +58.5 billion yen

(3) It is different from outstanding balance of substance basis of revitalization plan

B. Syndicated loan *(billions of yen)*

| | Outstanding balance |
|---|---|
| **Mar. 31, 2007** | **140.4** |
| Sep. 30, 2006 | 68.0 |
| Mar. 31, 2006 | 46.0 |

B. Non-recourse loan for real estate *(billions of yen)*

| | Outstanding balance |
|---|---|
| **Mar. 31, 2007** | **769.5** |
| Sep. 30, 2006 | 461.4 |
| Mar. 31, 2006 | 575.6 |

**17. Sales performance and commission of investment trust and insurance**

*(billions of yen)*

| | Handling commission of investment trust | From flow | Sales of flow | Handling commission of insurance | From flow | Sales of flow |
|---|---|---|---|---|---|---|
| **FY2006** | 72 | 37 | **226.5** | 23 | **22** | **43.1** |
| FY2005 | 57 | 31 | 197.8 | 25 | 25 | 52.6 |
| FY2004 | 40 | 17 | 146.5 | 25 | 24 | 54.8 |

**18. Dividends original capital for public funds**

*(billions of yen)*

| | |
|---|---|
| Divided bank name | Shinsei Bank, Limited |
| Inappropriate retained earnings on March 31, 2007 | 260.8 (Except for retained earnings) |
| Net unrealized gain on securities available for sale, net taxes on March 31, 2008 | 4.1 |
| Dividends necessary in full year fro preferred share injected by public funds | 2.4 |

**19. Results and forecast of pay out ratio (common share)[1]**

(Non-Consolidated) *(yen)*

| | Dividend per share | Pay out ratio |
|---|---|---|
| **FY2006** | Forecast is under discussion | |
| FY2005 | 2.66 | - |
| FY2004 | 2.96 | 5.6% |

(1) After the public funds are repaid, the Bank would like to improve the targeted pay-out ratio to close to global standard levels of 20% to 30%.

# Non-Consolidated Statements of Operations

*(millions of yen)*

| | Fiscal year ended Mar. 31, 2007 (FY2006) | Fiscal year ended Mar. 31, 2006 (FY2005) | Change | |
|---|---|---|---|---|
| | a | b | a-b | % |
| Interest on loans and bills discounted | **75,357** | 57,895 | 17,462 | 30.2% |
| Interest and dividends on securities | **40,427** | 21,036 | 19,391 | 92.2% |
| Other interest income | **13,262** | 3,689 | 9,573 | 259.5% |
| Interest income | **129,046** | 82,620 | 46,426 | 56.2% |
| Fees and commissions income | **28,198** | 22,065 | 6,133 | 27.8% |
| Trading profits | **15,339** | 20,740 | (5,401) | (26.0)% |
| Other business income | **18,661** | 23,523 | (4,862) | (20.7)% |
| Other ordinary income | **40,787** | 48,334 | (7,547) | (15.6)% |
| **Ordinary income** | **232,034** | 197,284 | 34,750 | 17.6% |
| Interest on deposits | **33,276** | 16,932 | 16,344 | 96.5% |
| Interest on debentures | **3,009** | 4,720 | (1,711) | (36.3)% |
| Other interest expenses | **41,247** | 10,746 | 30,501 | 283.8% |
| Interest expenses | **77,534** | 32,398 | 45,136 | 139.3% |
| Fees and commissions expenses | **13,164** | 10,659 | 2,505 | 23.5% |
| Trading losses | **436** | 463 | (27) | (5.8)% |
| Other business expenses | **6,561** | 5,415 | 1,146 | 21.2% |
| General and administrative expenses | **77,865** | 73,860 | 4,005 | 5.4% |
| Other ordinary expenses | **9,325** | 13,990 | (4,665) | (33.3)% |
| **Ordinary expenses** | **184,888** | 136,787 | 48,101 | 35.2% |
| **Net ordinary income** | **47,146** | 60,497 | (13,351) | (22.1)% |
| Special gains | **14,385** | 6,261 | 8,124 | 129.8% |
| Special losses | **116,546** | 119 | 116,427 | 97837.8% |
| Income/(loss) before income taxes | **(55,015)** | 66,639 | (121,654) | (182.6)% |
| Income taxes (current) | **(2,779)** | (5,991) | 3,212 | (53.6)% |
| Income taxes (deferred) | **(10,276)** | (2,260) | (8,016) | 354.7% |
| **Net income/(loss)** | **(41,960)** | 74,890 | (116,850) | (156.0)% |
| yen / US$ | **@117.78** | @117.47 | | |

# Non-Consolidated Balance Sheets
## -- Assets

*(millions of yen)*

| | As of Mar. 31, 2007 a | As of Mar. 31, 2006 b | Change a-b | % |
|---|---|---|---|---|
| <<Assets>> | | | | |
| Cash and due from banks | **190,003** | 315,282 | (125,279) | (39.7)% |
| Call loans | **43,100** | 50,000 | (6,900) | (13.8)% |
| Collateral related to securities borrowing transactions | **11,050** | 33,107 | (22,057) | (66.6)% |
| Other monetary claims purchased | **69,856** | 40,233 | 29,623 | 73.6% |
| Trading assets | **284,137** | 173,315 | 110,822 | 63.9% |
| Monetary assets held in trust | **687,346** | 556,448 | 130,898 | 23.5% |
| Securities | **2,062,064** | 1,809,798 | 252,266 | 13.9% |
| Valuation allowance for investments | **(15,908)** | - | (15,908) | n.m. |
| Loans and bills discounted | **5,075,281** | 3,961,246 | 1,114,035 | 28.1% |
| Foreign exchanges | **15,047** | 12,140 | 2,907 | 23.9% |
| Other assets | **325,654** | 282,669 | 42,985 | 15.2% |
| Premises and equipment | / | 26,701 | / | / |
| Tangible fixed assets | **20,768** | / | / | / |
| Intangible fixed assets | **13,475** | / | / | / |
| Deferred issuance expenses for debentures | **103** | 177 | (74) | (41.8)% |
| Deferred tax assets | **35,559** | 27,965 | 7,594 | 27.2% |
| Customers' liabilities for acceptances and guarantees | **18,357** | 30,985 | (12,628) | (40.8)% |
| Reserve for credit losses | **(106,977)** | (111,421) | 4,444 | (4.0)% |
| **Total assets** | **8,728,921** | 7,208,651 | 1,520,270 | 21.1% |
| yen / US$ | **@117.78** | @117.47 | | |

# Non-Consolidated Balance Sheets

## -- Liabilities and net assets

*(millions of yen)*

| | As of Mar. 31, 2007 a | As of Mar. 31, 2006 b | Change a-b | Change % |
|---|---|---|---|---|
| **<<Liabilities>>** | | | | |
| Deposits | **4,991,263** | 4,000,819 | 990,444 | 24.8% |
| Negotiable certificates of deposit | **480,199** | 157,373 | 322,826 | 205.1% |
| Debentures | **703,908** | 1,021,419 | (317,511) | (31.1)% |
| Call money | **692,792** | 30,000 | 662,792 | 2209.3% |
| Collateral related to securities lending transactions | **8,333** | - | 8,333 | n.m. |
| Trading liabilities | **87,361** | 129,059 | (41,698) | (32.3)% |
| Borrowed money | **276,760** | 314,789 | (38,029) | (12.1)% |
| Foreign exchanges | **397** | 325 | 72 | 22.2% |
| Corporate bonds | **562,457** | 447,024 | 115,433 | 25.8% |
| Other liabilities | **237,614** | 213,567 | 24,047 | 11.3% |
| Accrued employees bonuses | **9,850** | 10,040 | (190) | (1.9)% |
| Reserve for retirement benefits | **756** | 200 | 556 | 278.0% |
| Acceptances and guarantees | **18,357** | 30,985 | (12,628) | (40.8)% |
| **Total liabilities** | **8,070,054** | 6,355,605 | 1,714,449 | 27.0% |
| **<<Net assets>>** | | <<Stockholders' equity>> | | |
| Shareholders' equity | | | | |
| Capital stock | **451,296** | 451,296 | - | - |
| Capital surplus | **18,558** | 18,558 | - | - |
| Additional paid-in capital | **18,558** | 18,558 | - | - |
| Retained earnings | **267,144** | 380,526 | (113,382) | (29.8)% |
| Appropriated for legal reserve | **9,266** | 7,777 | 1,489 | 19.1% |
| Other retained earnings | **257,878** | 372,749 | (114,871) | (30.8)% |
| Earned surplus brought forward | **257,878** | 372,749 | (114,871) | (30.8)% |
| Treasury stock, at cost | **(72,555)** | (6) | (72,549) | 1209150.0% |
| Total shareholders' equity | **664,444** | / | / | / |
| Net unrealized gain / loss and translation adjustments | | | | |
| Net unrealized gain on securities available-for-sale, net of taxes | **4,181** | 2,670 | 1,511 | 56.6% |
| Net deferred loss on hedge, net of taxes | **(10,275)** | / | / | / |
| Total net unrealized gain / loss and translation adjustments | **(6,094)** | / | / | / |
| Stock acquisition rights | **517** | / | / | / |
| **Total net assets** | **658,866** | 853,046 | (194,180) | (22.8)% |
| **Total liabilities and net assets** | **8,728,921** | 7,208,651 | 1,520,270 | 21.1% |
| yen / US$ | **@117.78** | @117.47 | | |

* Certain account titles of the balance sheets as of Mar.31,2006 ( b) are realigned in line with the balance sheet as of Mar.31,2007 (a).

## Non-consolidated Statement of Changes in Net Assets

For the fiscal year ended March 31, 2007

(millions of yen)

| | Shareholders' equity | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Capital stock | Capital surplus | | Retained earnings | | | Treasury stock, at cost | Total of shareholders' equity |
| | | Additional paid-in capital | Total capital surplus | Appropriated for legal reserve | Other retained earnings: Earned surplus brought forward | Total retained earnings | | |
| Balance at beginning of period | 451,296 | 18,558 | 18,558 | 7,777 | 372,749 | 380,526 | (6) | 850,375 |
| Changes in amounts during the period | | | | | | | | |
| Dividends from surplus (note) | | | | 790 | (4,737) | (3,947) | | (3,947) |
| Dividends from surplus | | | | 699 | (4,195) | (3,496) | | (3,496) |
| Net loss | | | | | (41,960) | (41,960) | | (41,960) |
| Acquisition of treasury stock | | | | | | | (136,673) | (136,673) |
| Disposal of treasury stock | | | | | (15) | (15) | 160 | 145 |
| Retirement of treasury stock | | | | | (63,963) | (63,963) | 63,963 | - |
| Net change of items other than shareholders' equity | | | | | | | | |
| Total changes during the period | - | - | - | 1,489 | (114,871) | (113,382) | (72,549) | (185,931) |
| Balance at end of period | 451,296 | 18,558 | 18,558 | 9,266 | 257,878 | 267,144 | (72,555) | 664,444 |

(millions of yen)

| | Net unrealized gain/loss and translation adjustments | | | Stock acquisition rights | Total net assets |
|---|---|---|---|---|---|
| | Net unrealized gain/loss on securities available-for-sale, net of taxes | Net deferred gain /loss on hedge, net of taxes | Total net unrealized gain/loss and translation adjustments | | |
| Balance at beginning of period | 2,670 | - | 2,670 | - | 853,046 |
| Changes in amounts during the period | | | | | |
| Dividends from surplus (note) | | | | | (3,947) |
| Dividends from surplus | | | | | (3,496) |
| Net loss | | | | | (41,960) |
| Acquisition of treasury stock | | | | | (136,673) |
| Disposal of treasury stock | | | | | 145 |
| Retirement of treasury stock | | | | | - |
| Net change of items other than shareholders' equity | 1,510 | (10,275) | (8,765) | 517 | (8,247) |
| Total changes during the period | 1,510 | (10,275) | (8,765) | 517 | (194,179) |
| Balance at end of period | 4,181 | (10,275) | (6,094) | 517 | 658,866 |

(note) This item is resulted from appropriation of profit of previous fiscal year.

[All figures presented in the following tables are based on APLUS' disclosed financials and before consolidation to Shinsei's financials.]

**(Reference) APLUS Key Data**

(billions of yen)

| Summary of Income Statement | for the fiscal year ended Mar. 31, 2007 | (Reference) for the six months ended Sep. 30, 2006 | Mar. 31, 2006 | Sep. 31, 2005 |
|---|---|---|---|---|
| **Operating Revenue** | 111.4 | 57.3 | 51.7 | 49.5 |
| Credit card shopping (Sogo) | 8.9 | 4.2 | 3.4 | 3.0 |
| Installment shopping credit (Kohin) | 20.5 | 10.2 | 6.8 | 6.7 |
| Credit guarantee | 26.4 | 13.8 | 14.6 | 15.4 |
| Loan | 44.9 | 23.9 | 21.3 | 19.8 |
| Consumer loan | 44.6 | 23.7 | 21.1 | 19.6 |
| Cashing by credit card | 20.3 | 10.5 | 10.3 | 10.0 |
| Loan card | 20.9 | 11.5 | 9.5 | 8.4 |
| Other consumer loan | 3.4 | 1.6 | 1.2 | 1.1 |
| Other loan | 0.2 | 0.1 | 0.1 | 0.1 |
| Financial income | 2.3 | 1.0 | 1.0 | 0.9 |
| Others | 8.2 | 4.0 | 4.4 | 3.5 |
| **Operating Expenses** | 126.3 | 53.9 | 43.5 | 43.2 |
| SG&A | 120.6 | 51.3 | 41.3 | 40.5 |
| Net provision of allowance for bad debts | 47.8 | 17.5 | 13.0 | 13.7 |
| Others | 72.8 | 33.7 | 28.2 | 26.8 |
| Financial expenses | 5.6 | 2.5 | 2.2 | 2.6 |
| **Operating Income** | (14.9) | 3.4 | 8.1 | 6.3 |
| **Ordinary Income** | (14.9) | 3.5 | 8.1 | 6.4 |
| Net Extraordinary Profit (Loss) | (8.7) | (1.4) | (1.3) | (0.3) |
| **Net Income (Loss) before Tax** | (23.7) | 2.1 | 6.8 | 6.1 |
| **Net Income (Loss)** | (29.3) | 0.5 | 8.3 | 8.0 |

(billions of yen)

| Summary of Financials and Other Major Business Information (Consolidated) | as of the end of Mar. 2007 | as of the end of Sep. 2006 | Mar. 2006 | Sep. 2005 |
|---|---|---|---|---|
| Total Assets | 1,550.7 | 1,608.2 | 1,593.1 | 1,542.9 |
| Total Liabilities | 1,491.2 | 1,534.2 | 1,516.1 | 1,469.4 |
| Total Net Assets | 59.5 | 74.0 | 76.9 | 73.4 |
| Total Account Receivables | 1,224.4 | 1,329.1 | 1,315.0 | 1,358.3 |
| Total installment receivables | 530.1 | 604.7 | 568.7 | 541.6 |
| Credit card shopping (Sogo) | 42.1 | 39.4 | 36.9 | 28.5 |
| Installment shopping credit (Kohin) | 233.8 | 296.8 | 253.8 | 243.6 |
| Loan | 253.9 | 268.2 | 277.7 | 266.7 |
| Consumer loan | 241.8 | 253.3 | 234.0 | 222.8 |
| Cashing by credit card | 63.8 | 70.0 | 66.3 | 64.5 |
| Loan card | 123.1 | 133.7 | 131.9 | 104.0 |
| Other consumer loan | 54.8 | 49.5 | 35.7 | 54.3 |
| Other loan | 12.1 | 14.9 | 43.6 | 43.8 |
| Others | 0.1 | 0.1 | 0.1 | 2.7 |
| Credit guarantee receivables | 694.2 | 724.3 | 746.3 | 816.7 |
| Number of Merchants (thousands) | 832 | 897 | 648 | 634 |
| Total Available Cardholders (thousands) (non-consolidated) | 7,612 | 7,359 | 6,841 | 6,263 |
| Number of New Card Issuance (thousands) (non-consolidated) | 1,624 | 905 | 891 | 887 |
| Loan Receivables Outstanding by Interest Rate Zone (non-consolidated) * | 191.1 | 204.3 | / | / |
| ~15.0% | 0.9 | 0.9 | / | / |
| ~18.0% | 30.6 | 32.9 | / | / |
| ~20.0% | 15.2 | 15.2 | / | / |
| ~25.0% | 50.6 | 52.7 | / | / |
| ~29.2% | 93.5 | 102.4 | / | / |
| Cashing by credit card | 71.2 | 75.7 | / | / |
| Loan card | 119.9 | 128.5 | / | / |
| Credit Outstanding Per Account (thousand yen) | 367 | 371 | / | / |
| Cashing by credit card | 233 | 242 | / | / |
| Loan card | 555 | 541 | / | / |

* This is a total of cashing by credit card / loan card outstanding (161.1 billion yen as of the end of Mar. 2007 and 177.2 billion yen as of the end of Sep. 2006, non-consolidated basis) based on managed assets basis, which include securitized receivables and uncollectible estimated amounts, etc.

■ **Grey zone related:**

In the fiscal year ended Mar 31, 2007, APLUS recorded costs of 11.5 billion yen for future possible losses on reimbursements of excess interest payments.
As of the end of Mar. 2007, reserve for losses on interest repayments stood at 10.3 billion yen.

*[Latest figures are based on Shinki' disclosed financials announced on May 9, 2007]*

**(Reference) Shinki Key Data**

*(billions of yen)*

(Reference)

| Summary of Income Statement (non-consolidated) | for the fiscal year ended Mar. 31, 2007 | Mar. 31, 2006 | for the six months ended Sep. 30, 2006 | Sep. 30, 2005 |
|---|---|---|---|---|
| **Operating Income** | **44.4** | 50.5 | 23.0 | 25.5 |
| Interest income | **23.7** | 27.9 | 12.5 | 13.6 |
| Interest on subordinated investor certificate | **19.4** | 21.1 | 9.8 | 11.0 |
| Others | **1.3** | 1.3 | 0.6 | 0.7 |
| **Operating Expenses** | **66.1** | 43.7 | 22.2 | 20.6 |
| Financial expenses | **1.7** | 1.9 | 0.8 | 1.0 |
| Other operating expenses | **64.5** | 41.7 | 21.4 | 19.5 |
| Allowance for bad debts and write offs | **46.9** | 20.0 | 12.3 | 8.9 |
| Others | **17.5** | 21.7 | 9.0 | 10.6 |
| **Operating Profit** | **(21.7)** | 6.7 | 0.7 | 4.8 |
| **Ordinary Profit** | **(21.6)** | 6.8 | 0.8 | 4.9 |
| Net Extraordinary Profit (Loss) | **(13.7)** | 0.2 | (13.3) | 0.2 |
| **Net Income (Loss) before Tax** | **(35.2)** | 7.0 | (12.4) | 5.1 |
| **Net Income (Loss)** | **(39.9)** | 4.1 | (15.4) | 2.9 |

(billions of yen)

| Summary of Financials and Other Major Business Information (non-consolidated) | as of the end of Mar. 2007 | Mar. 2006 | as of the end of Sep. 2006 | Sep. 2005 |
|---|---|---|---|---|
| Total Assets | **151.9** | 189.7 | 171.9 | 195.5 |
| Total Liabilities | **124.9** | 121.1 | 120.1 | 128.0 |
| Total Net Assets | **27.0** | 68.5 | 51.8 | 67.4 |
| Loan Receivables Outstanding (1) | **176.4** | 199.4 | 187.5 | 211.9 |
| Consumer loans | **125.8** | 136.8 | 130.0 | 144.8 |
| Unsecured loans | **125.0** | 136.3 | 129.6 | 144.2 |
| Secured loans | **0.7** | 0.4 | 0.4 | 0.5 |
| Business loans | **50.6** | 62.6 | 57.5 | 67.0 |
| Loans on deeds | **0.3** | 0.6 | 0.4 | 0.9 |
| Noloan business | **50.1** | 61.8 | 56.9 | 65.7 |
| Secured loans | **0.0** | 0.1 | 0.0 | 0.3 |
| Number of Branch Offices | **544** | 610 | 572 | 568 |
| Weighted Average Rate of Loan Interest Rate (%) | **27.11** | 26.60 | 27.18 | 27.23 |
| Consumer loans | **27.50** | 26.91 | 27.59 | 27.60 |
| Unsecured loans | **27.58** | 26.97 | 27.65 | 27.67 |
| Secured loans | **13.96** | 11.15 | 11.07 | 11.61 |
| Business loans | **26.14** | 25.93 | 26.24 | 26.42 |
| Loans on deeds | **21.66** | 21.26 | 21.29 | 22.21 |
| Noloan business | **26.19** | 26.02 | 26.30 | 26.57 |
| Secured loans | **11.32** | 9.68 | 11.54 | 9.19 |
| Weighted Average Rate of Funding Rate (%) | | | | |
| During the fiscal year | **1.66** | 1.82 | 1.64 | 1.96 |
| As of the end of the fiscal year | **1.69** | 1.63 | 1.68 | 1.80 |

(1) Balance of loans include ones off-balanced through securitization program

■**Grey zone related:**

For the fiscal year ended Mar. 2007, Shinki (non-consolidated basis) recorded costs of 37.9 billion yen for future possible losses on reimbursements of excess interest payments. (26.5 billion yen was recorded in operating expenses and 11.4 billion yen was recorded in extraordinary losses.) As of the end of Mar. 2007, the reserve amount stood at 36.3 billion yen.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

## Shinsei Bank to Start "Thank You Campaign for Topping 2 Million Accounts"

~Gift coupon worth 10,000 yen will be presented by lottery to 200 people~

Tokyo (Monday, May 14, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it runs a "Thank you Campaign for Topping 2 Million Accounts" from Monday, May 14, 2007 to celebrate the number of Shinsei's individual customer's account at the end of April 2007 exceeded 2 million. Gift coupon worth 10,000 yen will be presented by lottery to 200 people for those applying for this campaign via Shinsei Bank's website and making a correct answer to the quiz.

Shinsei Bank has launched Shinsei *PowerFlex* account in June 2001, and since then, we have been offering various convenient services, such as 24 hours a day, 365 days a year free-of-charge ATM withdrawal[1], free-of-charge online domestic fund transfer[2], and financial consulting services to support customers' asset management.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

**【Outline of "Thank you Campaign for Topping 2 Million Accounts"】**

**Period:** From 9 a.m. Monday, May 14, 2007 to 9 p.m. Tuesday, July 31, 2007

**Eligible customers:** Customers who meet all the following conditions.

1. Holder of a *PowerFlex* account as of July 31, 2007
2. Yen savings account balance of 100,000 yen and above in *PowerFlex* as of midnight, Tuesday, July 31, 2007 (excluding foreign currency deposit, yen time deposit, investment trust and annuity, etc.)

**Contents** : For those who applied for this campaign through Shinsei Bank's website (http://www.shinseibank.com) during the campaign period, with a completed entry form and a correct answer to the quiz, 200 people will be selected by lottery for a gift coupon worth 10,000 yen.

* Valid for one entry per person.
* Gift coupon will be delivered to winners for the campaign without announcement.

1. Free cash withdrawals are available at the ATMs of Shinsei Bank and Seven Bank 24 hours a day, 365 days a year. Fees will be reimbursed for withdrawals from the ATMs of Japan Post, all major Japanese banks, 4 trust banks, Aozora Bank, and Shoko Chukin Bank.

2. Up to 5 free online domestic fund transfers are available each month. (Up to 30 transfers depending on account balances)

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

INFORMATION

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

## Completion of sales of all shares of Life Housing Loan

Tokyo (Friday, May 18, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that Shinsei Property Finance Co., Ltd. (Head Office: Minato-ku, Tokyo, Representative Director & President: Katsumi Nagashima; "Shinsei Property Finance" ), a subsidiary of Shinsei Bank, completed the sale of all shares of Life Housing Loan, Ltd. (Head Office: Chuo-ku, Tokyo, Representative Director & President: Masami Hirakawa) to Sumitomo Trust & Banking Co., Ltd. (Head Office: Chuo-ku, Osaka, President and Chief Executive Officer: Yutaka Morita; "Sumitomo Trust") based on the basic agreement between Shinsei Property Finance and Sumitomo Trust announced on April 10, 2007.

The financial impact on Shinsei Bank has been incorporated in the forecast announced on May 9, 2007.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

**Shinsei Bank to Post on its Website**
**Questionnaire Results from 100 Financial Planners**
- Financial planners' informative comments about asset management -

Tokyo (Friday, May 25, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will publish the results of questionnaire, titled "Let's ask the specialists about Money and Asset management! Questionnaire to 100 Financial Planners" on the Shinsei Bank website from today[1].

This web contents is developed based on the results of questionnaire to 100 financial planners about asset management such as market trends and currency movements, which is conducted jointly with All About Financial Service, Inc. (Head office: Shibuya-ku, Tokyo, Representative Director, President: Norito Kawada). Furthermore, Shinsei Bank gave the same questionnaire to the customers. Financial planners' views and customers' opinions are shown on the website as well as the questionnaire results.

The question introduced on the first time is about interest-rate trend, asking "Do you think that a long-term interest rate on 10-year government bonds exceeds 3% in 3 years?" The question will be changed in every two weeks and the results will be published on the website in sequence.

Shinsei Bank hopes that the web contents will serve customers' financial planning by introducing the financial planners' diverse comments based on their objective viewpoints. Also, Shinsei Bank will provide an opportunity for interactive communication between customers and financial planners by obtaining customers' requests about subsequent questions.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

* Please see the attachment for more details.
* (1) These contents are provided only in Japanese.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

【Attachment】

**Image of Web contents:**
**"Let's ask the specialists about Money and Asset management! Questionnaire to 100 Financial Planners"**

Date of First Publication: Friday, May 25, 2007
The First Question: "Do you think that a long-term interest rate on 10-year government bonds exceeds 3% in 3 years?"

Note: These contents are provided only in Japanese





## はじめての資産運用



企画・協力
All About
ProFile
マネー・運用の疑問を専門家に！
FP100人アンケート
100人のFP紹介


現在募集中のアンケート



こんにちは　本コンテンツの総括コメントを担当するFPの平下です。よろしくお願いします。本企画は、専門家であるFP100人と読者の方々にマネーやマーケットに関する質問を投げかけて、その見解の違いや目のつけどころをご紹介する企画です。皆さんもFPや読者の方々の意見を参考にしてみてはいかがでしょう。

平下FPのまとめ

**Q　例えば3年後、長期金利（10年長期国債）は3% を超えていると思いますか？**

国内の短期金利については、2006年7月、2007年2月と2回にわたって日銀の利上げ（各＋0.25%）がありましたが、長期金利はこれに伴う上昇の気配がありません。さて、今後の金利動向をあなたはどう考えますか？



3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
短期金利:無担保コールレート
長期金利:長期国債(10年)新発債流通利回り
データ:2001年1月～2007年2月
出所:日本銀行ホームページ
01年
02年
03年
04年
05年
06年
07年


**A　回答期間:2007年5月7日～2007年5月11日**

**約8割のFPが、3年後の長期金利は3%を下回っていると予想。**

FPの答え　YES 21%

FPからのコメントを見る

**長期金利が3%を上回ると予想している読者はFPよりやや多かった。**

読者の答え　YES 33%

読者からのコメントを見る

**FPからのコメント**　各「ProFile」ボタンをクリックするとAll Aboutサイトのプロフィールをごらんいただけます。

相澤学FP　回答 YES　ProFile　詳細

今後3年間程は、ある程度の波はあるものの景気拡大が続き、企業業績や個人消費もこれにともなって伸びていくと思われます。先月から銀行貸出金利が0.25%上がりましたが、これに動揺するような企業業績ではなく、設備投資や事業拡大に意欲的でキャッシュフローも良好、経営者も心理的には上向きでこれからという企業も多く見受けられます。今後は人件費の高騰を補うための物価上昇が必要で、インフレ傾向はより鮮明になっていくのではないでしょうか。このため、金利についても並行して上昇していくと思われます。

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Shinsei Bank Announces Details of Stock Acquisition Rights as Stock Options

Tokyo (Friday, May 25, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced today that details of 17th and 18th Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on May 9, 2007 were determined today. The details are as follows:

| | | 17th | 18th |
|---|---|---|---|
| 1 | Issue date of Stock Acquisition Rights : | May 25, 2007 | |
| 2 | Total number of Stock Acquisition Rights to be issued (Number of shares that can be purchased thorough the exercise of 1 Stock Acquisition Right:1,000) : | 3,306 Stock Acquisition Rights | 1,480 Stock Acquisition Rights |
| 3 | Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights : | 3,306,000 Common shares of the Bank | 1,480,000 Common shares of the Bank |
| 4 | Payment amount for Stock Acquisition Rights : | Free of charge. Payment is not required. | |
| 5 | Value of property payable for exercise of Stock Acquisition Rights (the "Exercise Price") : | 555 Yen per share | |
| 6 | Number of people to whom Stock Acquisition Rights are offered and their details : | Total 135 of Directors, Statutory Executive Officers and employees of the Bank | Total 26 of Statutory Executive Officers and employees of the Bank |
| 7 | Exercise Period of Stock Acquisition Rights | From June 1, 2009 to May 8, 2017 | From June 1, 2007 to May 8, 2017 |
| 8 | Conditions for Exercising Stock Acquisition Rights : | Basically the Stock Acquisition Rights holders may exercise their rights between June 1, 2009 and May 31, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights , however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights". | Basically the Stock Acquisition Rights shall be exercised after June 1, 2009 and also the Stock Acquisition Rights holders may exercise their rights between June 1, 2009 and May 31, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights". |

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 23, 2006

(2) Resolution date of the Annual Shareholders' Meeting: June 27, 2006

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

## Shinsei Bank to Open Fukuoka Call Center

—Customers' convenience enhancement by boosting capacity for incoming calls—

Tokyo (Friday, June 1, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will open a call center in Tenjin, Chuo-ku, Fukuoka-city and start its operation from Monday, June 4, 2007. Fukuoka Call Center is the second call center, followed by the one in Tokyo, and it will further improve customers' convenience as the enhanced capacity for incoming calls is expected to shorten callers' waiting time.

Fukuoka Call Center will start with 50 operators, and with its business expansion it is slated to operate for 24 hours by 150 operators within fiscal 2008.

Shinsei Bank has determined to locate its second call center in Fukuoka-city considering accessibility from Tokyo and favorable conditions for hiring call center operators. It also believes that the establishment of Fukuoka Call Center will contribute to the creation of new employment opportunities.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

**Outline of Fukuoka Call Center**

| | |
|---|---|
| Location | Fukuoka building, 9th floor, 1-11-17, Tenjin, Chuo-ku, Fukuoka-city |
| Operating hours | 9 a.m.–7 p.m.<br>(scheduled to start 24-hour operation within fiscal 2008) |
| Total floor area | 230 *tsubo* (about 760 square meters) |
| Number of operators | 50 operators (expected to expand to 150 operators within fiscal 2008) |

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

**Shinsei Bank to Launch "American Dream Fund"**

—Publicly-offered investment trust focusing on the US small-cap growth equities—

Tokyo (Friday, June 1, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that the Bank will start offering on Friday, June 1, 2007 an investment trust named "American Dream Fund ("Fund")" which will be managed by Shinsei Investment Management Co., Ltd., a wholly-owned subsidiary of Shinsei Bank.
The Fund aims to achieve mid- to long-term profits by discovering and intensively investing in U.S. small companies that have strong growth potential to realize the "American Dream" of the next generation but have not yet been noticed in the market.

The initial offering period is Friday, June 1, 2007 through Thursday, June 28, 2007. The inception date is Friday, June 29, 2007 and the Fund will continue to be offered thereafter.

Since the IT-bubble burst in 2000, the prices of many U.S. small-cap growth equities have slumped compared to large-cap equities. However, a number of small companies with high growth potential exist, even in this downturn period.
The Fund will intensively invest in U.S. small-cap equities that are expected to achieve high growth (planning to invest in 20 to 30 issues), designed to meet the needs of customers who seek to diversify their investments portfolio from a mid- to long-term perspective.

RS Investment Management Co. LLC ("RSIM") will manage the Fund's mother fund. RSIM is a boutique investment management firm that has specialized in U.S. small- to mid-cap equities with excellent track records over a long period. Headquartered in San Francisco, close to Silicon Valley, where many emerging companies are consolidated, RSIM selects its issues based on bottom-up research supported by a very detailed analysis of company fundamentals.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

※ For further details, please refer to the attachment.

**【Attachment】**

**Outline of "American Dream Fund"**

| | |
|---|---|
| Fund name | American Dream Fund |
| Asset management company | Shinsei Investment Management Co., Ltd. |
| Product type | Open-ended equity investment trust / International equities (North America) / Dividend reinvest can be chosen |
| Characteristics | 1. The fund invests mainly in U.S. small-cap growth equities via investments mainly in the beneficiary certificates of the "U.S. Small-cap Growth Equity Mother Fund".<br>2. The Fund aims to achieve mid- to long-term profit by focusing on investing intensively in 20 to 30 issues.<br>3. RS Investment Management Co. LCC will be responsible for managing the Mother Fund.<br>4. As a general rule, no foreign exchange hedging will be undertaken. |
| Benchmark | N/A<br>※Russell 2000 Growth Index (JPY) will be used as a reference indicator. |
| Initial offering period | From Friday, June 1, 2007 to Thursday, June 28, 2007 |
| Fund inception date | Friday, June 29, 2007 |
| Subsequent offering period | Effective Friday, June 29, 2007 |
| Trust period | Indefinite |
| Closed period | About 1 year from its inception (In principle, no redemption is allowed until Wednesday, June 11, 2008) |
| Accounts settlement date | June 12, every year (When this date falls on a holiday, it will be changed to the immediately succeeding business day.) |
| Trust fee | 2.4675% p.a. (2.35% p.a. before tax) on the total net assets |
| Amount to be retained in trust at redemption | 0.30% on the net asset value as of the business day immediately following the redemption request date |
| Shinsei Bank's sales channel | Branches, Internet Banking (Shinsei *PowerDirect*), and Call Center (Shinsei *PowerCall*) |
| Shinsei Bank application unit | At least 10,000 yen and in units of 1 yen |
| Sales fee payable to Shinsei Bank (Ratio to the trade amount) | Less than 100 million yen 3.15% (3.0% before tax)<br>From 100 million yen to less than 300 million yen 1.05% (1.0% before tax)<br>300 million yen or more 0.525% (0.5% before tax)<br>The trade amount refers to the amount of which sales fee and equivalent amount of tax etc. is deducted from application amount. |

※For details of the Fund, please refer to the prospectus. Prospectus is available at Shinsei Bank branch counters and through the Internet (Shinsei *PowerDirect*).

**About RS Investment Management Co. LLC**

RS Investments was founded in 1986 as a boutique investment management firm, specializing in U.S. small- to mid-cap equities.

One of RS Investments' investment philosophies is "Stay Ahead of Wall Street." Based in San Francisco, close to Silicon Valley, RS Investments is capable among the first of obtaining information on most advanced U.S. companies and of doing accurate analysis based on specialized research that focuses on mid-to-small companies. Another philosophy of RS Investments is "In Search for Next Great Business." By using its strong reputation and networks amongst emerging growth companies in the U.S. and its bottom-up approach based on very detailed analyses of company fundamentals, RS Investments aims to be the first to discover and invest in companies that will become the next generation leaders.

As of the end of April, 2007, RS Investments had about $17.8 billion in assets under management and employed 98 people. It boasts one of the best investment management teams and has excellent records as a boutique investment firm that has an edge in small- to mid-cap equities.

Mr. Jim Callinan, who is a senior portfolio manager at RS Investment's Growth Group and a top manager of investments in the U.S. small-cap growth equities, is in charge of the American Dream Fund. In 1999, he was named "Manager of the Year" by Morning Star. This award is presented each year to the best equity fund manager.

※ For detailed explanations about RS Investments and Mr. Jim Callinan, please refer to the website of Bayview Asset Management Co., Ltd. (www.bayview.co.jp), which has an exclusive alliance with RSIM in Japan.

**About Shinsei Investment Management Co., Ltd.**

Shinsei Investment Management, a wholly-owned subsidiary of Shinsei Bank, launched its operation on April 1, 2003 after being approved by the FSA as an investment management and discretionary investment advisory company. Shinsei Investment Management adopts a business model as "Managers' manager". Under this business model, Shinsei Investment Management selects the capable investment managers for a range of options in the world, depending on Japanese investors' needs, structures and packages the investment products in a way that best suits the investors, and appropriately reallocates them, if needed.

As of the end of April 2007, Shinsei Investment Management's assets under management in discretionary investment management and investment trust were approximately 57.7 billion yen and 166.2 billion yen respectively.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

ACCA NETWORKS
Broadband Partner

IGNITE Group

SHINSEI BANK

## Equity and Management Structural Reforms of ACCA Networks

ACCA Networks Co., Ltd.
Ignite Group
Shinsei Bank, Limited

Tokyo (Wednesday, June 6, 2007) - Ignite Group ("Ignite") and ACCA Networks Co., Ltd. ("ACCA Networks") reached an agreement with NTT Communications Corporation ("NTT Communications") to change the present equity and management structure of ACCA Networks.

Under this agreement, NTT Communications will transfer 5.0% of the stocks it owns in ACCA Networks to Ignite BB Investments L.P. ("Ignite BB"), which was established by Ignite with Shinsei Bank, Limited ("Shinsei Bank"), the leading investor. In addition, ACCA Networks decided at its Board of Directors meeting, held today, of the appointment of Mr. Masaharu Kimura as Chief Executive Officer (CEO) of ACCA Networks as of June 6, 2007.

ACCA Networks is launching a new management structure on the occasion of this transaction and will increase corporate value by promoting new businesses. Shinsei Bank and Ignite will support ACCA Networks in the areas of business strategies and corporate governance.

Mr. Masaharu Kimura, new CEO of ACCA Networks, stated, "ACCA Networks is devoted to making prompt decisions and implementations as it strives to stabilize the ADSL business and proactively enter into new business fields such as WiMAX. We will also optimize our independent position in the telecommunications industry and facilitate flexible alliances."

Mr. Nobuo Mii, Managing Partner of the Ignite Group, commented: "We will fully cooperate with ACCA Networks, the new management structure, lead by Mr. Kimura, will enter the WiMAX business and execute proactive and prompt management policies. We will actively provide support in order to enhance the corporate value of ACCA Networks."

Mr. Thierry Porté, President and CEO of Shinsei Bank said: "ACCA Networks is in a unique position within the transforming telecommunications market from the traditional ADSL to WiMAX. Our Private Equity Division will proactively finance corporations such as ACCA Networks that have strong growth potential."

1. Reasons for Equity and New Management Structural Reforms

ACCA Networks, perceiving the opportunity and needs for DSL business services, rapidly grew its business correlating to the growing broadband services; become the first DSL provider to post profits. Furthermore, ACCA Networks successfully listed on the JASDAQ Securities Exchange in March 2005.

In relation to the growing broadband services, the types of contents transmitted have expanded to include areas such as video, audio and other non-business oriented entertainment services. ACCA Networks intends on initiating a strategic incorporation of these developments into its business model to secure new growth.

ACCA Networks conducted repeated discussions with its leading investors over its growth strategy, including equity restructuring to quickly expand its scope of operations through alliances beyond capital relationships and the development and introduction of new services. This announcement reflects the agreement of cooperation reached between NTT Communications, Shinsei Bank and Ignite, and the ensuing agreement to transfer a portion of the shares owned by NTT Communications to Ignite BB. This transaction will enable ACCA Networks to develop its business from a more independent standpoint.

NTT Communications and ACCA Networks have developed a very strong relationship and jointly have approximately 600,000 OCN users and 20,000 corporate users as customers to their broadband services. Both companies agreed to reinforce their collaborative relationship by offering more competitive services, benefiting both firms.

2. Overview of Stock Transfer

Today, NTT Communications concluded a stock transfer agreement with Ignite BB, a L.P. newly established by Ignite with Shinsei Bank, the leading investor. NTT Communications will transfer 6,214 of the stocks it holds in ACCA Networks to Ignite BB. This will reduce the stockholdings of NTT Communications in ACCA Networks to 14.7%.

(1) Change in the ACCA Networks Stock Ownership of NTT Communications and Ignite BB due to the transaction

| Pre-Transaction | Post-Transaction |
|---|---|
| - | Ignite BB Investments L.P. (5.0%) |
| NTT Communications (19.7%) | NTT Communications (14.7%) |

(2) Overview of Ignite BB

| | |
|---|---|
| Name: | Ignite BB Investments L.P. |
| Address: | 2-13-10 Nagatacho, Chiyoda-ku, Tokyo |
| Representative: | Ryusaku Hoshino |
| Main businesses: | Investment |

3. Changes in Management

ACCA Networks brought Mr. Masaharu Kimura (former Managing Director of IBM Japan, Ltd.) to make possible the dynamic implementation of ACCA Networks' strategy. A Board of Directors meeting was held today, June 6, 2007, where Mr. Kimura was appointed CEO. Mr. Masaharu Kimura will be appointed as Director subject to the approval at the extraordinary general shareholders' meeting planned for August, 2007. He will also be appointed as President and Representative Director at the Board of Directors meeting scheduled after the shareholders' meeting on the same day. Furthermore, effective today, Yoshio Sakata has resigned from his current post of President and Representative Director, and he will be engaged in the WiMAX business as Director.

Mr. Masaharu Kimura has held a number of key posts in the IT industry, serving in the sales and marketing division of IBM Japan which oversees the insurance, distribution and manufacturing industry. He was responsible for the distribution sector, software group, and e-business solution division as well as positions at IBM Asia Pacific and served as the first President of IBM Business Consulting Services K.K.. There are great expectations that his knowledge, expertise and experience will greatly contribute to the reinforcement of sales and accelerating the growth of the Corporate and Solution Business.

He is also expected to dynamically build various alliances within the telecommunications industry where the speed of change continues to accelerate. His diverse and expansive business network which he has developed through his activities in "Forum 21", an organization known as a vibrant center for leading Japanese corporations of different industries to interact with each other, emphasizes the alliances opportunities he can bring to ACCA.

4. Future Direction of ACCA Networks

Under the new management structure, ACCA Networks will maintain profit levels of the Consumer Business while endeavoring to achieve greater growth in the Corporate and Solution Business by strengthening sales and marketing and utilizing the collaborative relationship with NTT Communications. ACCA Networks will also pursue expansion of new businesses by supplying various broadband services, including WiMAX.

ACCA Networks is presently preparing to establish a WiMAX business planning company to expand the preparatory organization and system for WiMAX, acquisition of WiMAX frequency license, and further focus on the launch of the WiMAX business.

In addition to endeavoring for ACCA Networks' organic growth, ACCA Networks will optimally utilize its independent position in the telecommunications industry to conclude operational and technical alliances with other providers, proactively tackle structural reforms in the industry and pursue various possibilities to increase and maximize corporate value.

5. Schedule

| | |
|---|---|
| August 2007: | Extraordinary general shareholders' meeting<br>Appoint Masaharu Kimura as Director (subject to approval)<br>Board of Directors Meeting<br>Appoint Masaharu Kimura as President and Representative Director (subject to approval) |

About ACCA Networks

ACCA Networks Co., Ltd. (Code: 3764 JASDAQ Securities Exchange), provides high quality broadband network services to both, individual customers and corporations. ACCA has earned a reputable presence, exceptional to corporate users, as a high quality network provider through its 24 hour 365 day guaranteed network and maintenance dispatch team and high security level services utilized in ATMs.

ACCA targets to develop and introduce broadband related communication services surpassing customer's expectations and support day-to-day operations . Such services include but not limited to Business Solution Services, such as "Machine-to-Machine" (M2M), and most recently mobile WiMAX, a frequency license ACCA has been preparing to acquire for business expansion.

Further information on ACCA Networks is available at
http://www.acca.ne.jp/english/ir/index.html

About Ignite

Ignite Group is an IT-industry focused private investment firm based in Silicon Valley. Ignite currently manages three funds in the United States and one in Japan with over US$200 million under management. Ignite invests in venture capital, growth capital, strategic minority and buyout transactions mainly in the United States and Japan.

Further information on Ignite is available at
http://www.ignitegroup.com

About Shinsei Bank

Shinsei Bank (Code:8303 TSE First Section) is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

## Shinsei Bank to Promote Sales-Fee Cash Back Campaign for Investment Trusts

Tokyo (Thursday, June 7, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, from Monday, June 11, 2007 to Wednesday, August 15, 2007,[1] the Bank will fully reimburse sales fees on investment trusts[2] purchase for new customers who open a *PowerFlex* account during the campaign period. (Cash back service is limited to an investment trust purchase for up to 1 million yen per fund.)
For existing Shinsei customers, the Bank now runs the campaign[3] which offers sales-fee cash back up to 50% depending on the number of investment trust customers purchased by Wednesday, August 15, 2007.
We hope that this campaign will give customers an opportunity to start investing in investment trusts under favorable terms and conditions.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

**1. Sales-fee Cash Back Campaign for Investment Trusts**

| | |
|---|---|
| **Period** | 9 a.m. Monday, June 11, 2007 – 9 p.m. Wednesday, August 15, 2007[1] |
| **Eligibility** | During the campaign period, new customers who open a *PowerFlex* account and invest 100,000 yen or more per transaction in eligible investment trusts[2] through branches, the Internet banking service (Shinsei *PowerDirect*), or the call center (Shinsei *PowerCall*) |
| **Details** | Shinsei Bank's sales-fee on investment trusts[2] cash back in full (Virtually no sales fee) (Cash back service is limited to an investment trust purchase for up to 1 million yen per fund.) |

**2. Up to 50% Sales-fee Cash Back Campaign for Investment Trusts**

| | |
|---|---|
| **Period** | Ongoing campaign effective through 9 p.m. Wednesday, August 15, 2007[1] |
| **Eligibility** | Shinsei *PowerFlex* account holders as of Sunday, June 10, 2007 who invest 100,000 yen or more per transaction in eligible investment trusts[2] through branches, the Internet banking service (Shinsei *PowerDirect*), or the call center ( Shinsei *PowerCall*) |
| **Details** | Sales-fee cash back from 10% through 50% depending on the number of investment trust purchased.(Cash back service is limited to an investment trust purchase for up to 1 million yen per fund.) |

1. 6 p.m. Wednesday, August 15, 2007 for branch purchase
2. Except MMF, foreign investment trusts, and switching transactions
3. This campaign was initially effective through Tuesday, July 31, 2007 but extended to Wednesday, August 15, 2007 along with the period of "Sales-fee Cash Back Campaign for Investment trusts".

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

Gibraltar
ジブラルタ生命

For Immediate Release

Shinsei Bank, Limited
Gibraltar Life Insurance Co., Ltd.

**Shinsei Bank to Offer "Power Dollar Nenkin <NET>" by Gibraltar Life Insurance**
**- First individual fixed annuity insurance available online in Japan -**

Tokyo (Friday, June 8, 2007)—Shinsei Bank, Limited (Head Office: Chiyoda-ku, Tokyo; President and CEO: Thierry Porté, hereinafter "Shinsei Bank") and Gibraltar Life Insurance Co., Ltd. (Home Office: Chiyoda-ku, Tokyo; President and CEO: Mitsuo Kurashige, hereinafter "Gibraltar Life") announced today that effective Friday, June 8, 2007, "Power Dollar Nenkin <NET>", a U.S. dollar-denominated individual fixed annuity insurance, will be offered through the Internet (Shinsei *PowerDirect*). It will be the first individual fixed annuity insurance available online in Japan.

Power Dollar Nenkin <NET> is a U.S. dollar-denominated annuity that is based on a simple design, where funds are managed at a fixed interest rate. A customer can initiate an application 24 hours a day, 365 days a year through Shinsei *PowerDirect*, and can complete the application process through the Internet along with a few mail correspondences. In order to ensure that the customer can obtain a sufficient understanding of the product, a variety of features will be offered through the Shinsei Bank website such as a product explanation and a performance simulation tool. This will offer those customers who rarely visit branches an opportunity to purchase individual fixed annuity insurance.

Shinsei Bank and Gibraltar Life hope that by offering Power Dollar Nenkin <NET>, they can provide an opportunity to build wealth in a foreign currency and receive protection, especially in their wealth building stages (most likely 30's and 40's) who are predicted to have less opportunities to apply for individual annuities, and thus can satisfy a wide range of annuity and protection needs of customers,

To commemorate the launch of Power Dollar Nenkin <NET>, Shinsei Bank and Gibraltar Life will launch a campaign in which gifts including an espresso machine and a body-fat scale will be presented by lottery to 30 people who input and register for the Power Dollar Nenkin <NET> plan of their choice ("Application Plan") through Shinsei *PowerDirect*. Please access Shinsei Bank website (http://www.shinseibank.com) for details.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

It is Gibraltar Life's mission to help its customers and their families achieve financial protection and peace of mind by offering high-quality products and services to meet their protection and savings needs.

Attachments:

1. Key features of "Power Dollar Nenkin <NET>"
2. Application procedures for "Power Dollar Nenkin <NET>"

**About Shinsei Bank**

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

**About Gibraltar Life**

Gibraltar Life Insurance Co., Ltd., a member company of Prudential Financial, Inc., one of the largest financial institutions in the United States, offers protection to meet individual customer needs and peace of mind through more than 500 sales offices located in all of Japan's 47 prefectures. Leveraging the strong credit and expertise of Prudential Financial, Gibraltar Life has reinforced its financial soundness through a review of its asset portfolio, and has ensured stable earnings through its optimum risk management methods. Gibraltar Life was named after the Rock of Gibraltar. Gibraltar Life strives to provide security that is "as safe as The Rock," to earn its customers' trust. News and other information about Gibraltar Life Insurance Co., Ltd. is available at http://www.gib-life.co.jp/

# # #

# Key Features of "Power Dollar Nenkin <NET>"
# U.S. dollar-denominated individual fixed annuity insurance

## 1. Opportunity to accumulate assets in the world's "key currency", the U.S. Dollar

A single premium is paid in U.S. dollars from U.S. dollar savings account of Shinsei *PowerFlex* and is managed in U.S. dollars. Annuity, death benefit and surrender value are paid in U.S. dollars, which enables a customer to build assets in U.S. dollar while keeping well-balanced portfolio with yen-denominated assets.

## 2. Managed at a fixed interest rate until annuity payments begin
## Satisfying various needs of customers through a variety of accumulation periods beginning with two years to ten years

The crediting rate is set twice a month on the 1st and 16th of every month, based on market interest rate and is fixed throughout the entire accumulation period. There is a choice of five alternative accumulation periods, 2-years, 3-years, 5-years, 7-years, and 10-years.

## 3. Variety of payout options available at maturity

At maturity, various payout options are available such as receiving the benefit as a whole-life annuity or annuity certain, receiving the whole amount as a lump-sum payment, receiving part of the amount as a lump-sum payment and the rest as an annuity, deferring the receipt of the annuity or a lump-sum payment, or resetting a new accumulation period.

*Available length of the accumulation period at the resetting is determined by the amount of accumulated fund at the end of accumulation period.

## 4. Rider to enable "Yen" payout

With the yen payout rider, annuity, death benefit, and surrender value can be converted and paid in yen, at the exchange rate designated by Gibraltar Life.

## 5. Features to prepare for death

The death benefit is paid in case of the death of the insured during the accumulation period. By adding the "Survivor Annuity Rider," the death benefit can be paid as an annuity to the bereaved family.

*About currency exchange risks

This is a U.S. dollar-denominated insurance product of which value fluctuates according to the currency exchange rate.

- The total amount of annuity proceed, etc., in yen converted at the rate applicable at the payout may fall below the single premium paid in yen converted at the rate applicable at policy issue.
- The policyholder or the beneficiary is exposed to the currency risk incurred by this insurance product.
- Even though the exchange rate stays at the same, the amount of proceed may fall below the single premium converted in yen at the rate applicable at policy issue due to the fee charged to convert currency. (a difference between TTS and TTB)

## Outline of "Power Dollar Nenkin <NET>"
## U.S. dollar-denominated individual fixed annuity insurance

**<Product Design>**



Accidental Death Benefit
10% of accumulated funds at the time of death in addition to death benefit
Single Premium
Surrender Value
Accumulated Funds (U.S. dollars)
Death Benefit
*The greater of accumulated fund or surrender value on the date of death
Annuity Fund
Accumulation Period
Receipt of annuity
Annuity Amount
Lump-sum payment
Accumulated funds on the day before the annuity payment commencement date
Reset (extension) of a new accumulation period
Resetting
Accumulated Fund
Annuity Fund
Original Accumulation Period
Reset (Extended) Accumulation Period


**<Product Outline>**

<table>
<tr><td>Name</td><td>U.S. dollar-Denominated Individual Fixed Annuity Insurance<br>"Power Dollar Nenkin <NET>"</td></tr>
<tr><td>Payment Method for Premiums</td><td>Single premium only</td></tr>
<tr><td>Accumulation Periods and Issue Age</td><td>
<table>
<tr><td>Accumulation Period</td><td>10-year annuity certain</td><td>10-year guarantee period with whole-life annuity</td></tr>
<tr><td>2-years</td><td rowspan="5">Ages 20 to 80[1]</td><td rowspan="4">Ages 40 to 80</td></tr>
<tr><td>3-years</td></tr>
<tr><td>5-years</td></tr>
<tr><td>7-years</td></tr>
<tr><td>10-years</td><td>Ages 30 to 80</td></tr>
</table>
</td></tr>
<tr><td>Single Premium[2]</td><td>In the case of the 2-years, 3-years and 5-years accumulation periods:<br>10,000 U.S. dollars - 5 million U.S. dollars<br>In the case of 7-years and 10-years accumulation periods:<br>5,000 U.S. dollars - 5 million U.S. dollars<br>(Application unit: 100 U.S. dollars)</td></tr>
<tr><td>Type of Annuity</td><td>◆ Whole-life annuity with guarantee period (Guarantee periods: 5, 10, 15 and 20 years)<br>◆ Annuity certain (Annuity payment periods: 5, 10, 15 and 20 years)<br>◆ Joint lives whole-life annuity with guarantee period (Guarantee periods: 5, 10, 15 and 20 years)<br>*Depending on the age that the annuity payment commences, some options may not</td></tr>
</table>

| | |
|---|---|
| | be available. Some options may not be available when the fund is below the annuity amount predefined by Gibraltar Life. |
| Death Benefit | The greater of accumulated fund or surrender value on the date of death will be paid. |
| Accidental Death Benefit | In case the insured dies in an accident, 10% of accumulated funds at the time of death will be paid in addition to the death benefit. |
| Surrender Value | The surrender value is determined based on the accumulated funds to the point of surrender, less surrender benefit and market value adjustment. |
| Cooling-off System | Right to withdraw an application or cancel a policy under the cooling-off system.<br>*An applicant or a policyholder can withdraw an application or cancel a policy in writing **within 10 days** including the later of the policy issue date or the agreement date with important matters explanation sheet. |

1. Issue age of "Power Dollar Nenkin" (10-year annuity certain type) available at branches is from 10 years to 80 years old for an accumulation period of 2-years, 3-years, 5-years and 7-years, and from 0 year to 80 years old for 10-years.
2. A single pay premium of "Power Dollar Nenkin" available at branches is from 10,000 U.S. dollars to 5 million U.S. dollars.

Attachment 2

## Application Procedures for "Power Dollar Nenkin <NET>", U.S.-dollar-denominated individual fixed annuity insurance

1. Log in the Internet Banking of Shinsei Bank (Shinsei *PowerDirect*)
2. Confirmation and consent of "Insurance Policy Outline", "Important Matters Explanation Sheet" and "Guide to Your Policy, Policy Provisions", etc.
3. Input and registration of "Application Plan"
4. Confirmation of contents and signing in "Confirmation Sheet of Important Matters" sent from Shinsei Bank
5. Log in Shinsei *PowerDirect* for confirmation and correction of "Application Plan"
6. Save "Application Plan", "Insurance Policy Outline", "Important Matters Explanation sheet" and "Guide to Your Policy, Policy Provisions"
7. Transfer single premium from Shinsei *PowerFlex* account to the account specified by Gibraltar Life
8. Completion of application procedures
9. Receive the policy certificate by restricted receipt mail (Special exception type)

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

2007 OCT 15 A 3:41

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

# Shinsei Bank to Offer "PowerPleasures-Nenkin no Megumi-(USD Base)"

**—USD-denominated individual annuity insurance which enables policyholders to receive annuity after 2 months from the contract date at earliest —**

Tokyo (Monday, June 11, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will start offering "PowerPleasures-Nenkin no Megumi-(USD Base)" (Single Premium Fixed Annuity (USD Base) - with fixed payment option - underwritten by the MassMutual Life Insurance Company at Shinsei Bank branches from Monday, June 11, 2007.

"PowerPleasures-Nenkin no Megumi-(USD Base)" is a USD-denominated individual fixed annuity insurance invested in U.S. dollars. Depending on their lifestyle, policyholders can choose the method of receiving an annuity, from either "Certain payout plan" or "Life payout plan." When "Life payout plan" is selected, policyholders can receive a monthly annuity, starting 2 months after the contract date, at the earliest.[1]

Shinsei Bank provides asset management advisory services for especially those customers who are about to start their life after retirement, based on the "Cash flow management" that aims to generate income on a regular basis. By offering this annuity product, we would like to meet the needs of customers who wish to enjoy an affluent life after retirement using an immediate annuity, while diversifying their portfolios in terms of currency.

We have already offered JPY-denominated individual fixed annuity insurance, "MassFreedom Advance" (JPY Based Single Premium Fixed Annuity (Type A)), underwritten by MassMutual Life Insurance Company[2]. Now we will provide a wider annuity product selection with this USD-denominated product for customers who seek asset management product for their life after retirement.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

**Outline of PowerPleasures-Nenkin no Megumi-(USD Base)**

| | | | | |
|---|---|---|---|---|
| Product name | PowerPleasures-Nenkin no Megumi-(USD Base)<br>(Single Premium Fixed Annuity (USD Base) - with fixed payment option -) | | | |
| Insurance policy issuer | MassMutual Life Insurance Company | | | |
| Premium payment | Single premium payment only | | | |
| Premium amount | USD 20,000 or more<br>* JPY 2 million or more[3], if attaching the JPY premium deposit rider<br>* Not less than JPY 500 million[4] when age at contract is 70 years old or older | | | |
| Accumulation period<br>Age at contract<br>Age to start receiving annuity[5] | Plan name | Accumulation period | Age at contract | Age to start receiving annuity |
| | Life payout plan | 0 year | From 16 to 89 years old | From 16 to 89 years old |
| | Certain payout plan | 1 year | From 0 to 89 years old | From 1 to 90 years old |
| Available at | Shinsei Bank branches (excludes Shinsei *BankSpots*) | | | |

1 This is applicable when Immediate payout provision and JPY annuity payment rider apply, and 12 annuity payments per year is selected.

2 Effective June 11, 2007, the nickname of the JPY-denominated "MassFreedom Advance" (JPY Based Single Premium Fixed Annuity (Type A)) in Shinsei Bank is changed to "PowerPleasures-Nenkin no Megumi-(JPY Base)" Product details differ between "PowerPleasures-Nenkin no Megumi-(USD Base)" and "PowerPleasures-Nenkin no Megumi-(JPY Base)."

3 The exchange rate applicable to your premium payments in JPY is the TTM quoted by a reference financial institution specified by MassMutual Life.

4 If payment is made in USD, the amount will be converted into JPY, using the exchange rate specified by MassMutual Life.

5 "Age" is that of the insured.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com



For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

# Shinsei Bank to Launch New "Shinsei Platinum Services"

— Offering preferential interest rate on yen time deposits, and more —

Tokyo (Monday, June 11, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will start a new "Shinsei Platinum Services" for customers who satisfy certain requirements from Tuesday, July 10, 2007. Shinsei Bank aims to strengthen and expand its business with over 2 million Shinsei customers, as the "Best Money Advisor" who provides optimum asset management solution to meet customers' needs, by further enhancing its asset management consulting services through "Shinsei Platinum Services".

The existing "Shinsei Platinum" required either a minimum account balance of 10 million yen or a minimum initial housing loan balance of 50 million yen. The new "Shinsei Platinum Services" will be offered for those who have (1) 3 million yen or more of assets invested in the bank-designated financial products (investment trusts, structured deposits, foreign currency deposits, etc.), (2) an account balance of 20 million yen or more (monetary value of certain financial products to be excluded), or (3) a housing loan with Shinsei Bank.

Eligible customers for the new "Shinsei Platinum Services" as of the end of June 2007 will receive "Shinsei Platinum Card" (membership card), and will be entitled to acquire benefits from the "Shinsei Platinum Services" from Tuesday, July 10.

**【Main service items of the new "Shinsei Platinum Services※"】**

- **Preferential interest rate on yen time deposits (6-month or 1-year/Minimum deposit amount of 3 million yen)**

- **Supporting service for consultation with a financial planner**

  For customers who would like to have a consultation with an outside financial planner, the Bank will refer to one considering each customer's needs. Fees and charges for the first consultation will be partly paid by the Bank.

- **Reimbursement of overseas fund transfer fee**

  An overseas fund transfer fee of about 4,000 yen will be reimbursed. Fees may be separately charged by a paying bank or a correspondent bank. This service is limited once per month per customer.

- **2,000 yen gourmet coupon for golf course lunch**

  Limited service through October 31, 2007. Certain conditions apply including that customers may be requested to present a Shinsei VISA Card with his/her name on it to receive this service. This service is limited once per month per customer.

Special campaign will be launched with the start of new service.

**【"Shinsei Platinum Services" Starting Campaign】**

Period: From Tuesday, July 10, 2007 to Friday, August 31, 2007

Details: **(1) Special interest rate campaign for 6-month or 1-year yen time deposits**

6-month yen time deposit at 1.0% p.a. (0.8% p.a. after tax) and 1-year yen time deposit at 1.0% p.a. (0.8% p.a. after tax) will be offered. The special interest rates will apply only for new money deposited at branches or through the call center (Shinsei *PowerCall*). (Minimum deposit amount of 3 million yen, and up to 25 million yen.)

**(2) 0 yen of one-way exchange fee on foreign currency deposits**

When making a foreign currency deposit at Shinsei Bank, a fee on exchanging from yen to foreign currency will be reimbursed. (The bank-prescribed fees will be charged for exchanging from foreign currency to yen or from foreign currency to another foreign currency. There are some cases where a cash back amount is limited.)

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

※ For details, please see the attachment.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

**Attachment**

## ■Outline of "Shinsei Platinum Services" (From Tuesday, July 10, 2007)

| | |
|---|---|
| **Name of Service** | Shinsei Platinum Services |
| **Eligibility** | Shinsei *PowerFlex* account holders who satisfy one of the following requirements:<br>(1) Have 3 million yen or more of assets invested in the bank-designated financial products (investment trusts, structured deposits, foreign currency deposits, etc.)<br>(2) Have an account balance of 20 million yen or more (monetary value of certain financial products to be excluded)<br>(3) Have a housing loan |
| **First day to determine eligible customers** | As of the end of June 2007 (Afterwards, those who satisfy one of the above requirements at the end of the previous month will be entitled to receive the services from 10th of the following month to the end of April 2008.) (Excluding the limited-time service items) |
| **Main service items[1]** | ● Preferential interest rate on yen time deposits[2]<br>● Reimbursement of overseas fund transfer fee[3]<br>● Supporting service for consultation with a financial planner[4]<br>● Asset management seminar available exclusively to Platinum members<br>● "Ginza Platinum Center (in Tokyo)" and "Umeda Platinum Center (in Osaka)" available exclusively to Platinum members<br>● Platinum members magazine, "Platinum Magazine" to be regularly delivered by post<br>● "Shinsei Market Report" to be delivered by post<br>● E-mail magazine to be regularly sent to Platinum members only[5]<br>● Shinsei Platinum Card (Membership card)<br>● 2,000 yen gourmet coupon present for golf course lunch[6]<br>● Free parking |

1 The listed services will be offered to customers eligible for Platinum members as of Tuesday, July 10, 2007. Please note that the services may be changed or terminated without advance notice due to market movements etc.

2 6-month or 1-year/Minimum deposit amount of 3 million yen.

3 An overseas fund transfer fee of about 4,000 yen will be reimbursed. Fees may be separately charged by a paying bank or a correspondent bank. This service is limited once per month per customer.

4 For customers who would like to have a consultation with an outside financial planner, the Bank will refer to one considering each customer's needs. Fees and charges for the first consultation will be partly paid by the Bank.

5 It will be sent via email to Platinum members who registered an email address with the Bank.

6 Limited-time service effective through Wednesday, October 31, 2007. Certain conditions apply including that customers may be requested to present a Shinsei VISA Card with his/her name on it to receive this service. This service is limited once per month per customer.

## ■Image of "Shinsei Platinum Card" (Membership card)



SHINSEI
PLATINUM

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

## Shinsei Bank to Launch "Double-Interest Chance Time Deposit"

- Double-Interest Chance from second year depending on actual foreign exchange rate -

Tokyo (Monday, June 18, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of "Double-Interest Chance Time Deposit" (Structured deposit, Yen time deposit with contingent special interest rate) as of Monday, June 18, 2007.

This 5-year structured deposit (deposit with derivatives) offers a contracted interest rate of 1.0% p.a. (0.8% p.a. after tax)[1] for 5 years until maturity. From 2nd year and onward, when yen market price against US dollar is weaker than or the same as the bank-prescribed strike rate at foreign exchange market on the determination day (2 business days before the interest payment day from the 2nd year and onward), a special interest rate of 1.0% p.a. (0.8% p.a. after tax)[1] will be applied for the year in addition to the contracted interest rate. Interest will be paid in yen every year, and principal will also be paid in yen at maturity.

By offering this deposit, we would like to satisfy the needs of customers who wish a stable asset management in yen with steady interest income every year to maturity.

**■Outline of "Double-Interest Chance Time Deposit"**

| | | | |
|---|---|---|---|
| Applicable interest rate[1] | 1st year | Contracted interest rate: 1.0% p.a. (0.8% p.a. after tax) | |
| | | When yen market price against US dollar is weaker than or the same as a strike rate on the determination day | When yen market price against US dollar is stronger than a strike rate on the determination day |
| | 2nd year | Contracted interest rate of 1.0% p.a. (0.8% p.a. after tax) + Special interest rate of 1.0% p.a. (0.8% p.a. after tax) | Contracted interest rate of 1.0% p.a. (0.8% p.a. after tax) |
| | 3rd year | | |
| | 4th year | | |
| | 5th year | | |
| Determination day | 2 business days before the interest payment day from 2nd year and onward | | |
| Interest | Payable in yen every year | | |
| Deposit term | 5 years | | |
| Minimum deposit amount | Branches (except for Shinsei *BankSpots*): 5,000,000 yen<br>* To be offered soon via the Call Center (Shinsei *PowerCall*) and the Internet Banking (Shinsei *PowerDirect*) | | |

1 Interest rate is applicable for the offering period from Monday, June 18, 2007 to Thursday, June 21, 2007, before 20% separate withholding tax. Applicable interest rate will be reviewed for the each offering period.
2 Depending on market conditions, etc., Shinsei Bank may change the applicable interest rate or stop offering this product.

3 Cancellation before maturity is forbidden in principle. If Shinsei Bank finds it appropriate and necessary to accept cancellation, "Double-Interest Chance Time Deposit" can be cancelled before maturity. In this case, the principal will not be guaranteed.

4 A strike rate will be prescribed by Shinsei Bank based on a foreign exchange market rate between yen and US dollar at 3 p.m. Tokyo time on the succeeding business day of the final day of each offering period (Determination day of the strike rate). A strike rate as of June 15, 2007 is 123.03 yen, but the rate may differ depending on an offering period.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

**【Attachment】**

## Concept Image of "Double-Interest Chance Time Deposit"

**<Relation between actual foreign-exchange rate and applicable interest rate>**



Determination
Determination
Determination
Determination
Yen weaker against US$
Current market rate between yen and US$
Strike rate
Yen stronger against US$
Yen weaker than the strike rate
Yen same as the strike rate
(before tax)
2.0%
1.0%
0%
No special interest
No special interest
Contracted interest rate 1.0% p.a. (0.8% p.a. after tax)1
1st year
2nd year
3rd year
4th year
5th year
Interest payment
Interest payment
Interest payment
Interest payment
Interest payment


A contracted interest rate of 1.0% p.a. (0.8% p.a. after tax) will be applied for 5 years until maturity. From 2nd year and onward, when yen market price against US dollar is weaker than or the same as a bank-prescribed strike rate on the determination day of every year (2 business days before interest payment day from the 2nd year and onward), a special interest rate of 1.0% p.a. (0.8% p.a. after tax) will be added to the contracted interest rate.

1 Interest rate is applicable for the offering period from Monday, June 18, 2007 to Thursday, June 21, 2007, before 20% separate withholding tax. Applicable interest rate will be reviewed for each offering period.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

# Shinsei Bank to Launch "Powered Teiki V"

- Offering fixed interest rate for the first year,
and floating interest rate linked to the yield on 10-year government bond from the second year -

Tokyo (Wednesday, June 20, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will start offering on Wednesday, June 20, 2007 "Powered Teiki V" (Structured deposit, 10-year government bond-linked dual currency time deposit invested in yen with an alternate currency of US dollar).

This 5-year structured deposit (deposit with derivatives) offers an interest rate of 3.0% p.a. (2.4% p.a. after tax)[1] for the initial year. From the second year to the fifth year of the maturity, an interest rate will be yearly reviewed to be a floating interest rate, which is a yield on 10-year government bond with an extra 1.0% p.a.[1] Interest will be paid in yen every year. Principal will be paid in yen at maturity when yen market price against US dollar on 2 business days before maturity is weaker than or the same as the bank-prescribed strike rate. Otherwise, when yen market price against US dollar on 2 business days before maturity is stronger than the bank-prescribed strike rate, principal will be paid in US dollars after exchanging for US dollars at the strike rate.

**■ Outline of "Powered Teiki V"**

| | | |
|---|---|---|
| Applicable interest rate[1] (Before tax) | 1st year | 3.0% p.a. |
| | 2nd year | Floating interest rate (to be reviewed yearly): Yield on 10-year government bond (base rate)[2] + 1.0% p.a. |
| | 3rd year | |
| | 4th year | |
| | 5th year | |
| Interest | Payable in yen every year | |
| Maturity amount | When yen market price against US dollar is weaker than or the same as the bank-prescribed strike rate on the determination day | Payable in yen (To be credited to a yen Savings Deposit) |
| | When yen market price against US dollar is stronger than the bank-prescribed strike rate on the determination day | Payable in US dollars after exchanging yen for US dollars at the bank-prescribed strike rate (To be credited to a US dollar Savings Deposit) |
| Determination day | 2 business days before the maturity date | |
| Deposit term | 5 years | |
| Minimum deposit amount | 3 million yen at Shinsei branches (excludes Shinsei *BankSpots*) and Call Center (Shinsei *PowerCall*)<br>* Scheduled to be offered via the Internet banking (Shinsei *PowerDirect*) | |

1. Interest rate is applicable for the offering period from Wednesday, June 20, 2007 to Thursday, June 28, 2007, before 20% separate withholding tax. Applicable interest rate will be reviewed for the each offering period.
2. Yield on 10-year government bond (base rate) is the average yield calculated and announced by the Japanese government based on the average bid price for 10-year fixed interest rate coupon-bearing bond which

is issued on the month in which the initial day of the interest calculation period falls every year from the second year and onward.

3. Depending on market conditions, etc., Shinsei Bank may change the applicable interest rate or stop offering this product.
4. Cancellation before maturity is forbidden in principle. If Shinsei Bank finds it appropriate and necessary to accept cancellation, "Powered Teiki V" can be cancelled before maturity. In this case, the principal will not be guaranteed.
5. A strike rate will be prescribed by Shinsei Bank based on a foreign exchange market rate between yen and US dollar at 3 p.m. Tokyo time on the succeeding business day of the final day of the offering period (Determination day of the strike rate). A strike rate as of June 19, 2007 is 123.62 yen, but the rate may differ depending on an offering period.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

*****

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

【Attachment】

## Image of "Powered Teiki V"

**<Image of Applicable interest rate>**



Yield on 10-year government bond
3.0%
0%
3.0% p.a.
(2.4% p.a. after tax)
2.8% p.a.
(2.24% p.a. after tax)
2.4% p.a.
(1.92% p.a. after tax)
2.8% p.a.
(2.24% p.a. after tax)
3.0% p.a.
(2.4% p.a. after tax)
1.0%
1.0%
1.0%
1.0%
1.8%
1.4%
1.8%
2.0%
(The yields described here are just an image.)
Deposit day
1 year later
2 year later
3 year later
4 year later
5 year later
Interest
Fixed interest rate
Floating interest rate linked to the yield on 10-year government bond


**<Image of Maturity Amount>**



Yen weaker against US dollar
Strike rate (Reference rate)
Yen stronger against US dollar
Principal payable in yen
(To be credited to a yen Savings Deposit)
Principal payable in US dollar
Determination day of Strike rate
At 3 p.m. Tokyo time on Determination day


An interest rate of 3.0% p.a. (2.4% p.a. after tax)[1] will be offered for the initial year. From the second year to the fifth year of the maturity, an interest rate will be yearly reviewed to be a floating interest rate, which is a yield on 10-year government bond with an extra 1.0% p.a.[1]

Interest will be paid in yen every year. Principal will be paid in yen at maturity when yen market price against US dollar on 2 business days before maturity is weaker than or the same as the bank-prescribed strike rate. Otherwise, when yen market price against US dollar on 2 business days before maturity is stronger than the bank-prescribed strike rate, principal will be paid in US dollars after exchanging for US dollars at the strike rate.

1. Interest rate is applicable for the offering period from Wednesday, June 20, 2007 to Thursday, June 28, 2007, before 20% separate withholding tax. Applicable interest rate will be reviewed for the each offering period.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Shinsei Bank Announces the approval of Stock Acquisition Rights Issuance as Stock Options

Tokyo (Wednesday, June 20, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced today that the Board of Directors approved on June 20, 2007, the 19th issuance of Stock Acquisition Rights based on the resolution adopted in accordance with Articles 238 and 239 of the Corporation Act at the 7th annual general meeting of shareholders (the "Annual Shareholders' Meeting") . The details are as follows:

| | 19th |
|---|---|
| Issue date of Stock Acquisition Rights | July 2, 2007 |
| Total number of Stock Acquisition Rights to be issued (Number of shares that can be purchased of 1 Stock Acquisition Right:1,000) | 140 Stock Acquisition Rights |
| Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights. | 140,000 Common shares of the Bank |
| Payment amount for Stock Acquisition Rights | Free of charge. Payment is not required |
| Value of property payable for exercise of Stock Acquisition Rights (the "Exercise Price") | To be determined on July 2, 2007 |
| The increase of capital and capital reserve in case of the issuance of shares for the exercise of Stock Acquisition Rights | (1) In case of the issuance of shares for the exercise of stock option, a half of the amount of the maximum amount of increase of capital. Any amount less than 1 yen that arises by the calculation is rounded up and capitalized. (2) In case of the issuance of shares for the exercise of stock option, the amount of the increased capital reserve shall be the amount obtained by deducting the capitalized amount prescribed in (1) above from the maximum amount of increase of capital and the like prescribed in (1) above. |
| Number of people to whom Stock Acquisition Rights are offered and their details | Total 32 employees of subsidiaries of the Bank |
| Exercise Period of Stock Acquisition Rights | From July 1, 2009 to June 19, 2017 |
| Conditions for exercising Stock Acquisition Rights | Basically the Stock Option Rights holders may exercise their rights between July 1, 2009 and June 30, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights". |

【Reference】
(1)Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 9, 2007
(2) Resolution date of the Annual Shareholders' Meeting: June 20, 2007

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional*

*and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

# Announcement Regarding Shinsei Bank's Common Share Purchase Results

Tokyo (Wednesday, June 20, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced the expiration of the Bank's share purchase approval which was authorized at the 6th annual general meeting of shareholders ("Annual Shareholders' Meeting") held on June 27, 2006 as per Item 1 below, and the Board of Directors held on July 31, 2006 as per Item II below:

## I. Expiration of the purchase period for the Bank's share purchase approval which was authorized at the 6th Annual Shareholders' Meeting held on June 27, 2006

Purchase results during authorized purchase period

| | |
|---|---|
| (1) Type of shares purchased: | Common shares of the Bank |
| (2) Purchase period: | From the closing of the 6th Annual Shareholders' Meeting held on June 27, 2006 to June 20, 2007 |
| (3) Number of shares purchased: | 0 shares |
| (4) Total amount of purchase: | 0 yen |

**Shinsei Bank's share purchase approval which was authorized at the 6th Annual Shareholders' Meeting held on June 27, 2006 was as follows:**

| | |
|---|---|
| (1) Type of shares to be purchased: | Common shares of the Bank |
| (2) Purchase period: | 1 year from the closing of the 6th Annual Shareholders' Meeting held on June 27, 2006 |
| (3) Number of shares to be purchased: | 30 million shares as an upper limit |
| (4) Total amount of purchase: | 30 billion yen as an upper limit |

## II. Expiration of the purchase period for the Bank's share purchase approval which was authorized at the Board of Directors held on July 31, 2006

Purchase results during authorized purchase period

| | |
|---|---|
| (1) Type of shares purchased: | Common shares of the Bank |
| (2) Purchase period: | From August 1, 2006 to June 20, 2007 |
| (3) Number of shares purchased: | 175,466,000 shares |
| (4) Total amount of purchase: | 132,125,898,000 yen |

**Shinsei Bank's share purchase approval which was authorized at the Board of Directors' Meeting held on July 31, 2006 was as follows:**

| | |
|---|---|
| (1) Type of shares to be purchased: | Common shares of the Bank |
| (2) Purchase period: | From August 1, 2006 to the closing of the 7th Annual Shareholders' Meeting to be held in June, 2007 |

| | |
|---|---|
| (3) Number of shares to be purchased: | 201,000,000 shares as an upper limit |
| (4) Total amount of purchase: | 154 billion yen as an upper limit |

**Reference:**

**Total number of common shares issued as of May 31, 2007:**

1,473,570,944 shares
(including 96,419,870 treasury shares)

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Announcement Regarding Approval to Purchase Shinsei Bank's Common Shares

Tokyo (Wednesday, June 20, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced that pursuant to Article 35 of Articles of Incorporation, the Board of Directors approved at their meeting held on June 20, 2007 the purchase of up to 20 million common shares of the Bank as follows:

| | |
|---|---|
| (1) Type of shares to be purchased: | Common shares of the Bank |
| (2) Number of shares to be purchased: | 20 million shares as an upper limit |
| (3) Total amount of purchase: | 16 billion yen as an upper limit |
| (4) Eligible period for purchase: | 1 year commencing June 21, 2007 |

**Reference:**

Total number of common shares issued and outstanding as of May 31, 2007:
1,473,570,944 shares
(including 96,419,870 treasury shares)

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Shinsei Bank to Set a Facility for the Purchase of Class A Preferred Shares

Tokyo (Wednesday, June 20, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that pursuant to Article 156 of the Corporation Act, a proposal authorizing the Bank to purchase Class A preferred shares was approved at the 7th annual general meeting of shareholders ("Annual Shareholders' Meeting") held on June 20, 2007 with the following key details:

| | |
|---|---|
| (1) Type of shares to be purchased: | Class A preferred shares of the Bank |
| (2) Number of shares to be purchased: | 74,528,000 shares as an upper limit |
| (3) Total amount of purchase: | 225.0 billion yen as an upper limit |
| (4) Eligible period for purchase: | From the closing of the 7th Annual Shareholders' Meeting held on June 20, 2007 to one business day before their mandatory conversion date of April 1, 2008 |

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Business Improvement Order

Tokyo (June 28, 2007) -- Shinsei Bank, Limited ("Shinsei Bank") today received a Business Improvement Order ("Order") from the Financial Services Agency ("FSA") based on Article 20, Section 2 of "The Law concerning Emergency Measures for Strengthening of Financial Functions" and Article 26, Section 1 of the "Banking Law".

As we reported on May 9, 2007, our financial results for Fiscal Year 2006 were significantly impacted by the measures that we took in response to legislative and market changes affecting our consumer finance business. More specifically, we recorded a non-consolidated net loss of 41.9 billion yen due to significant charges arising from the impairment and valuation allowances relating to our investments in APLUS and Shinki. Consequently, we failed to meet the non-consolidated net income target set in the Revitalization Plan agreed with the Japanese Government, and as a result, the FSA issued the Order, details of which are as follows:

1 . Details of the Order

(1) To submit to the FSA by July 27th, 2007, a Business Improvement Plan ("Plan") that incorporates measures to strengthen Shinsei Bank's profitability.

(2) To execute the Plan properly.

(3) After submitting the Plan, to report to the FSA on a quarterly basis, starting from 2nd quarter of Fiscal Year 2007, as to how the Plan is being executed. The quarterly reporting, which is to be submitted within two months after each quarter end, will be required until the proper execution of the Plan is confirmed.

2 . Reason for issuance of the Order

The financial performance of Shinsei Bank for Fiscal Year 2006 was substantially below the targets set in the Revitalization Plan. As a result of this underperformance, it was considered necessary to issue an order, based on Article 20, Section 2 of "The Law concerning Emergency Measures for Strengthening of Financial Functions" in order to ensure that the Revitalization Plan is being properly executed.

We take this Order seriously and will further strive to strengthen our business franchise and profitability to enable us to complete our Revitalization Plan and repay all outstanding public funds.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Shinsei Bank Announces Details of Stock Acquisition Rights as Stock Options

Tokyo (Monday, July 2, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced today that details of 19th Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on June 20th, 2007 were determined today. The details are as follows:

| | | 19th Stock Acquisition Rights |
|---|---|---|
| 1 | Issue date of Stock Acquisition Rights | July 2, 2007 |
| 2 | Total number of Stock Acquisition Rights to be issued (Number of shares that can be purchased of 1 Stock Acquisition Right:1,000) | 140 Stock Acquisition Rights |
| 3 | Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights | 140,000 Common shares of the Bank |
| 4 | Payment amount for Stock Acquisition Rights | Free of charge. Payment is not required |
| 5 | Value of property payable for exercise of Stock Acquisition Rights (the "Exercise Price") | 527 Yen per share |
| 6 | Number of people to whom Stock Acquisition Rights are offered and their details | Total 32 employees of subsidiaries of the Bank |
| 7 | Exercise Period of Stock Acquisition Rights | From July 1, 2009 to June 19, 2017 |
| 8 | Conditions for Exercising Stock Acquisition Rights | Basically the Stock Option Rights holders may exercise their rights between July 1, 2009 and June 30, 2011with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights". |

【Reference】

(1)Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 9, 2007

(2) Resolution date of the Annual Shareholders' Meeting: June 20, 2007

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html*

SHINSEI BANK



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

# "*Yu-Mark*" Accreditation on Head Office Building as an Excellent Fire-resistant Building

- Head Office provides a safer environment by ensuring thorough fire prevention measures -

Tokyo (Thursday, July 5, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that its Head Office Building (1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo) was accredited by Marunouchi Fire Station of the Tokyo Fire Department, as an excellent fire-resistant building under the "Fire-resistant Building Accreditation System" (*Yu-Mark* System). This is the first time for the head office of a bank to receive a "Yu-Mark" accreditation.

The Tokyo Fire Department started the *Yu-Mark* System in October 2006, "to encourage fire-resistance of buildings by the fire services' evaluating voluntary and proactive fire-prevention activities undertaken by people involved in those buildings and to ensure safety and security by disclosing the results of such efforts as fireproof and safety information to the citizens of Tokyo."

Based on the application by the managers in charge of fire-resistant buildings, *Yu-marks* are granted by the head of the responsible fire station when they are considered to have met the accreditation standards after investigating and inspecting the following aspects: (1) compliance related to fire prevention, (2) evacuation safety, (3) self-protection fire system and its effectiveness, (4) compliance track record and past occurrence of fires and (5) various fire prevention measures. Accredited fire-resistant buildings are allowed to display a *Yu-mark* thereon.

Shinsei Bank has been making efforts to strengthen the fire prevention system at its Head Office, branches, etc. At the inception of this system, Shinsei Bank applied for *Yu-Mark* accreditation to the Marunouchi Fire Station, and its Head Office has now been accredited as an Excellent Fire-resistant Building after investigations and inspections.

The Bank is determined to make further efforts to strengthen its fire prevention system at the Head Office in order to allow for visiting customers to feel even safer and more secure.

Outline of Shinsei Bank Head Office Building

| | |
|---|---|
| Address | 1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo |
| Structure | 21 stories in SRC structure<br>5 basement floors in RC structure |
| Lot area | 6,089.58 ㎡ (1,842.09 Tsubo) |
| Total floor area | 62,821.13 ㎡ (19,003.39 Tsubo) |
| Completion | August, 1993 |

Website of the Tokyo Fire Department (Marunouchi Fire Station):
Information on this *Yu-Mark* accreditation is also found in the website below;
URL: http://www.tfd.metro.tokyo.jp/hp-marunouti/index-holder/yu^ma-ku5.html

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Announcement of the Exchange Price for the Mandatory Acquisition of Series 3 Class-B Preferred Shares

Tokyo (Monday, July 9, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that the exchange price for the mandatory acquisition of Series 3 Class-B Preferred Shares issued by Shinsei Bank was determined as follows.
All relevant preferred shares for which no request for acquisition is made by July 31, 2007, will be acquired by Shinsei Bank on the mandatory acquisition date in exchange for such number of common shares as shall be obtained by dividing the subscription price in respect of the relevant preferred shares by the exchange price for the mandatory acquisition.

1. Exchange price for the mandatory acquisition: 600 yen (1)

2. Mandatory acquisition date: August 1, 2007

3. Reason for the determination: Pursuant to the provisions of Shinsei Bank Articles of Incorporation concerning the mandatory acquisition of the relevant preferred shares

(Reference) The number of common shares to be delivered via mandatory acquisition if there were no further requests for acquisition: 200,000,000 shares
Current exchange price for a request for acquisition: 735 yen

(1) Due to the stipulation that the number of common shares to be delivered in compensation for the mandatory acquisition shall not exceed two-thirds (2/3) of one common share per Series 3 Class-B preferred share.

(Reference)

Series 3 Class-B preferred shares

(1) Number of shares issued: 300,000,000 shares (Initially 600,000,000 shares)

(2) Subscription price per share: 400 yen

(3) Total amount of shares issued: 120 billion yen (Initially 240 billion yen)

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html*

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Revised figure for SME Loan figure in Financial Results for Fiscal Year 2006

Tokyo (Wednesday, July 11, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it has revised the figure for the outstanding balance for loans for SMEs in its financial results for Fiscal Year 2006 which was announced on May 9. The corrected figure is shown below with an underline.

**Please refer to: Page 21 of the press release on May 9 entitled "Shinsei Bank Announces Financial Results for Fiscal Year 2006"**

**Section No. 16. Loans**

<Before the correction>

A. Loans for SME *(billions of yen)*

| | Outstanding balance(3) |
|---|---|
| **Mar. 31, 2007** | **2,892.3** |
| Sep. 30, 2006 | 2,587.6 |
| Mar. 31, 2006 | 2,102.8 |

(3) It is different from outstanding balance of substance basis of revitalization plan

<After the correction>

A. Loans for SME *(billions of yen)*

| | Outstanding balance(3) |
|---|---|
| **Mar. 31, 2007** | **2,881.2** |
| Sep. 30, 2006 | 2,587.6 |
| Mar. 31, 2006 | 2,102.8 |

(3) It is different from outstanding balance of substance basis of revitalization plan

****

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

**Business Partnership with Japan Asia Investment Co., Ltd. and Subscription to its Private Placement of New Shares**

Tokyo (Friday, July 20, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it has reached an agreement with Japan Asia Investment Co., Ltd. ("JAIC") to form a business partnership and will subscribe to a capital increase by private placement of JAIC.

**1. Purpose of the business partnership**

By a combination of Shinsei Bank's extensive experience in private equity investments and various financial services and JAIC's track record of investments and its networks, both parties will aim to expand their business through the creation of the synergy in expanding investment opportunities, increasing the values of invested companies and providing financial services.

**2. Background of the business partnership**

Shinsei Bank has established favorable business relationships with JAIC by, for example, participating as a joint investor in equity funds that are managed by JAIC. Shinsei Bank positions Institutional Banking business as one of its core business lines and has been providing various financial services to corporate and financial institutions. Shinsei Bank has actively promoted private equity investments through buyouts, growth funds, Pre-IPO, corporate revitalization and investments to listed shares and also provided other various financial services including M&A advisory service.
JAIC, on the other hand, has been mainly engaged in venture capital investments by providing financial and managerial support to companies with high growth potential. JAIC also actively engaged in various investment businesses such as buyouts investment, business revitalization investment and financing, secondary investment business. JAIC's active engagements has succeeded in enlarging its business portfolio and dispersing business risk, contributing the steady growth of its business.
Shinsei bank believes this partnership will further strengthen its institutional banking business.

**3. Details of the business partnership**

(1) Establishment of an investment vehicle which aims to invest in listed shares via joint investments by Shinsei Bank and JAIC.
(2) Mutual introduction for both domestic and overseas buyouts, Pre-IPO and venture capital investments.
(3) Provision of financial advisory services from Shinsei Bank to the companies which JAIC is investing or listed companies after JAIC's investment.
(4) Consideration in mutual offering of financial products and services by Shinsei Securities Co., Ltd. and JAIC Securities Co., Ltd, a subsidiary of JAIC.

**4. Details of subscription**

| | |
|---|---|
| (1) Number of shares to be acquired: | 4,166,000 shares of common stock |
| (2) Acquisition value: | 2,999,520 thousand yen |
| (3) Ownership percentage: | 3.47% |

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

**About Japan Asia Investment Co., Ltd.**

Japan Asia Investment Co., Ltd. (JAIC) (Code: 8518, JASDAQ), was established in 1981 by the Japan Association of Corporate Executives (Keizai Doyukai) as an independent venture capital company. JAIC's investment targets including unlisted growth-oriented companies, medium-sized firms grappling with ownership succession issues and corporations seeking to revitalize their businesses through restructuring. The JAIC Group helps these companies grow and raise their corporate value by offering a full lineup of financial and managerial support services as well as consulting in such specialized areas as initial public offerings (IPOs), management buyouts (MBOs) and mergers and acquisitions (M&As). In addition, JAIC has built its business around three geographic hubs, —Japan, other parts of Asia and the United States, through the expansion of its geographical coverage from ASEAN countries to Hong Kong, Taiwan, Northeast Asia, and the Unites States.
The Company's mission is to "serve as a bridge between financial and industrial capital, contributing to the development of new ventures and industries". The JAIC Group aims to become a "unique financial group with venture capital business as a core" by offering a wider selection of opportunities for investors in the private equity field as well as finance for companies with high growth potential.

| | |
|---|---|
| (1) Company Name | Japan Asia Investment Co., Ltd. |
| (2) Representative | President and CEO, Toyoji Tatsuoka |
| (3) Address | AKASAKA Eight-One Building, 13-5 Nagata-cho 2-chome, Chiyoda-ku, Tokyo |
| (4) Established | July, 1981 |
| (5) Main business | Venture capital investment |
| (6) Paid-in Capital | 24,293 million yen (as of the end of March, 2007) |

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Announcement on Liquidating a Subsidiary

Tokyo (Wednesday, July 25, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will liquidate one of the Bank's subsidiaries, Shinsei Capital (USA), Ltd.

1 . Reason for the liquidation

Shinsei Capital (USA), Ltd. was established on May 6th, 2002 to engage in a financing business and provide other financial services in the United States. Changes in the Bank strategy have lead to the decision to streamline operations, eliminating the requirement for a U.S.-domiciled subsidiary.

2 . Overview of Shinsei Capital (USA), Ltd. and prospective timing

| | |
|---|---|
| Name | Shinsei Capital (USA), Ltd. |
| Address | Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, DE 19801, USA |
| President | Taylor Siedell |
| Capital stock | USD 0 thousand |
| Shareholder | 100% ownership by Shinsei Bank |
| Liquidation process starts in | End of August, 2007, and the required filing to liquidate the company will be made thereafter |

3 . Influence on Shinsei Bank's Performance

The liquidation of Shinsei Capital (USA), Ltd. is not expected to have any material impact on the Bank's performance.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

## Shinsei Bank to Change the Number of Online Free Fund Transfer Service

Tokyo (Friday, July 27, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will change the number of free-of-charge[1] domestic fund transfer using the internet banking (Shinsei *PowerDirect*) through Shinsei *PowerFlex* account as of Thursday, November 1, 2007.

Shinsei Bank has been offering the service based on customers' transaction balance, etc., and will now change the number of free fund transfer service taking into account comprehensively the customers' usage of the service. The current two tiers of the free fund transfer service will be modified to three tiers of up to 10, 5, or 3 times per month depending on type and balance of transactions between a customer and the Bank. (Please see the table below for details.) Fund transfers to accounts within Shinsei remain free of charge even after Thursday, November 1, 2007 regardless of an account balance.

For a smooth transition of the services, Shinsei Bank provides a transitional period to be started on Wednesday, August 1, 2007 until Wednesday, October 31, 2007. (Please refer to the attachment for the detailed services for current and transitional periods.)

**■The number of free[1] domestic fund transfer via Shinsei *PowerDirect* (Effective November 1, 2007)**

*Account balance as of the end of October 2007 to be applied

| Criteria | Account balance requirements | | |
|---|---|---|---|
| | Customers who fulfill at least one of (1), (2), or (3) | Customers who fulfill either (1) or (2) | Customers other than mentioned left |
| (1) Account balance as of the end of previous month[2] | 20 million yen or more | 2 million yen or more | |
| (2) Asset balance of the Bank-designated financial products (investment trusts, structured deposits, and foreign currency deposits, etc.) as of the end of previous month[3] | 3 million yen or more | 300,000 yen or more | |
| (3)Outstanding housing loan balance as of the end of previous month | 1 yen or more | — | |
| **Number of free-of-charge[1] domestic fund transfer to other banks** | **10 times per month[4]** | **5 times per month[4]** | **3 times per month** |

1. Fee will be charged at the time of transfer and reimbursed later up to the applicable number. 300 yen (tax included) will be charged per transfer for the exceeding number of free fund transfer service.
2. The total balance of below assets in *PowerFlex* account, insurance products (individual annuity insurance and whole life insurance) and assets in brokerage account on a yen basis at the end of previous month. As for insurance products, its amount is limited to up to 10 million yen to include in the total balance.
   (1)Yen deposits (2)Foreign currency deposits (3)Structured deposits (4)Investment trusts (5) Debentures in *PowerFlex* account
3. The total balance of financial products (foreign currency deposits, structured deposits, and investment trusts) in *PowerFlex* account, insurance products (individual annuity insurance and whole life insurance) and assets in brokerage account on a yen basis at the end of previous month. As for insurance products, its amount is limited to up to 1.5 million yen to include in the total balance.
4. Once the above eligibility requirement is satisfied at the end of each month from March to February every year (at the end of each month from October 2007 to February 2008 only for this year), the applicable number will be applied from the following month until April of the following fiscal year.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

**Attachment**

## ■The number of free domestic fund transfer via Shinsei *PowerDirect* for current and transitional periods (August 1, 2007 - October 31, 2007)

*Account balance until the end of September 2007 to be applied

| | Current service | During transitional periods |
|---|---|---|
| **Eligibility** | **Number of free-of-charge[4] domestic fund transfer to other banks** | **Number of free-of-charge[4] domestic fund transfer to other banks** |
| Customers who fulfill either one of the following requirements<br>(1) Account balance[1] of 10 million yen or more as of the end of previous month<br>(2) Housing loan initial balance with Shinsei Bank of 50 million yen or more | 30 times per month[3] | 30 times per month[5] |
| Customers who fulfill either one of the following requirements<br>(1) Account balance[1] of less than 10 million yen with assets invested in the Bank-designated financial products[2] (investment trust, structured deposits, and foreign currency deposits, etc.) of 3 million yen or more as of the end of previous month<br>(2) Outstanding housing loan balance with Shinsei Bank | 5 times per month[3] | 10 times per month[6] |
| Customers other than mentioned above | | 5 times per month |

1. The total balance of below assets in *PowerFlex* account, insurance products (individual annuity insurance and whole life insurance) and assets in brokerage account on a yen basis at the end of previous month.
   (1)Yen deposits (2)Foreign currency deposits (3)Structured deposits (4)Investment trusts (5) Debentures in *PowerFlex* account.
2. The total balance of financial products (foreign currency deposits, structured deposits, and investment trusts) in *PowerFlex* account, insurance products (individual annuity insurance and whole life insurance) and assets in brokerage account on a yen basis at the end of previous month. As for insurance products, its amount is limited to up to 1.5 million yen to include in the total balance.
3. When the eligibility requirement is satisfied as of the end of a month, the applicable number will be applied in the following month.
4. Fee will be charged at the time of transfer and reimbursed later up to the applicable number. 300 yen (tax included) will be charged per transfer for the exceeding number of free fund transfer service.
5. When the requirement is satisfied as of the end of July, August, or September 2007, fund transfer fee of up to 30 times per month will be waived in the following month.
6. Once the requirement is satisfied as of the end of July, August, or September 2007, fund transfer fee of up to 10 times per month will be waived until April 2008.

# INFORMATION

**SHINSEI BANK**

For Immediate Release

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Shinsei Bank Announces Financial Results for First Quarter ended June 30, 2007

### Consolidated Net Income of 31.2 Billion Yen marks Solid Return to Profitable Growth

Tokyo (July 30, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced reported net income of 31.2 billion yen on a consolidated basis for the first quarter of Fiscal Year 2007, ended June 30, 2007. This represents an increase of 62.6% over the 19.2 billion yen net income reported for the first quarter ended June 30, 2006. Consolidated cash basis net income for the first quarter of Fiscal Year 2007 was 33.9 billion yen, an increase of 9.4 billion yen as compared to the first quarter of the previous fiscal year.

*"Shinsei Bank is off to a solid start in fiscal year 2007. We achieved robust revenue growth and managed our costs in a thoughtful and disciplined manner. The decisive actions taken during fiscal year 2006, including provisions and charges relating to our consumer finance business, have placed us in a strong position to return to profitable growth this fiscal year. Although uncertainties remain in the consumer finance industry, the performance of all our core business lines during the first quarter of fiscal year 2007 has been encouraging and is reflected in the financial results," said Thierry Porté, President and Chief Executive Officer of Shinsei Bank.*

### Highlights of Consolidated Financial Results for the First Quarter ended June 30, 2007[1]

*(All figures compared to results for the first quarter ended June 30, 2006)*

- **Total revenue grew 12.3% to 76.5 billion yen**
- **General and administrative expenses increased 0.2% to 37.3 billion yen**
- **Ordinary business profit increased 27.0% to 39.1 billion yen**
- **Expense-to-revenue ratio improved to 48.8% from 54.8%**
- **Net income increased 62.6% to 31.2 billion yen. Cash basis net income increased 38.5% to 33.9 billion yen**
  - **Diluted EPS increased 82.4% to 17.3 yen**
  - **Cash basis diluted EPS increased 55.4% to 18.8 yen**
- **Return on assets was 1.1%; on a cash basis 1.3%**
- **Return on equity (diluted) was 19.3%; on a cash basis (diluted) 21.0%**
- **Non-performing loans (non-consolidated) decreased 0.7 billion yen to 27.2 billion yen, representing 0.5% of total claims outstanding**
- **Tier I ratio was 7.9% and total capital adequacy ratio was 13.0% (Basel II basis)**

[1] Management Accounting Basis

## Income Statement: Robust revenue growth and controlled expenses

The consolidated results for the first three months of fiscal 2007 reflect strong performance in Institutional Banking, good progress at APLUS Co., Ltd. (APLUS) and steady results at Showa Leasing Co., Ltd. (Showa Leasing). The results also include gains from the sale of Life Housing Loan Co., Ltd. (LHL) of 10.4 billion yen, net of taxes.

**Total revenue** for the three months of fiscal year 2007 was 76.5 billion yen or 12.3% higher than in the first quarter of the previous fiscal year largely due to both interest and non-interest income growth in Institutional Banking.

**General and administrative expenses** for the first quarter 2007 were flat year over year at 37.3 billion yen as a result of continued expense control, especially in Retail Banking and at APLUS. Consequently, the expense-to-revenue ratio for the three months ended June 30, 2007, was 48.8% as compared to a ratio of 54.8% in the first quarter of fiscal year 2006.

The 5.7 billion yen increase in **net credit costs** to 9.5 billion yen for the first quarter of fiscal year 2007 is mainly due to higher credit provisions at APLUS compared to the first quarter of fiscal 2006 and lower net credit recoveries at Shinsei Bank (non-consolidated).

**Amortization of goodwill and intangible assets** associated with the acquisition of consumer and commercial finance companies was 3.0 billion yen for the three months ended June 30, 2007 as compared with 6.2 billion yen in the first quarter of the previous fiscal year. The decline largely relates to significant write-down of goodwill and intangible assets in fiscal year 2006.

**Consolidated net income** for the first three months of fiscal year 2007 was 31.2 billion yen, an increase of 12.0 billion yen, or 62.6%, as compared to the same period in the previous fiscal year.

## Business Line Results

### Institutional Banking: Rising loan demand and asset prices help drive strong performance

The Institutional Banking business continued to see an increase in demand for corporate and non-recourse loans, and ongoing increase in asset prices contributed to a strong performance in the credit trading business. Revenue was 33.6 billion yen for the first three months of the fiscal year, an increase of 37.4% over the same period in fiscal year 2006. Expenses were 12.5 billion yen, a 1.8 billion yen increase from the first quarter in the previous fiscal year, mainly due to new employees hired to support the expansion of the business. As a result, ordinary business profit for the first quarter of fiscal year 2007 was 21.1 billion yen, an increase of 7.3 billion yen, or 53.2%, as compared to the same period in the previous fiscal year.

### Consumer and Commercial Finance: Gaining momentum following decisive actions to address industry changes

In the three months ended June 30, 2007, the business generated revenue of 31.3 billion yen, a decline of 0.4 billion yen, or 1.3%, as compared to first quarter in fiscal year 2006, largely due to some slowdown in the momentum of the consumer finance business. The revenue shortfall was fully offset by lower expenses at APLUS. As a result, the business generated ordinary business profit of 16.0 billion yen in the first quarter of fiscal year 2007, an increase of 1.3 billion yen from the same period in the previous fiscal year. Credit costs were higher at APLUS compared to the first quarter of fiscal 2006 following the impact of legislative and market changes in the consumer finance industry introduced in December 2006. As a result, ordinary business profit after credit costs was 3.4 billion yen in the first three months ended June 30, 2007, a decline of 2.4 billion yen compared to the first

quarter of fiscal year 2006. Grey Zone related payments during the quarter amounted to 1.1 billion yen. The business maintained Grey Zone claim reserves of 9.7 billion yen as at June 30, 2007. Showa Leasing's business momentum remained steady, generating ordinary business profit after credit costs, net of consolidation adjustments, of 3.4 billion yen during the first three months of fiscal year 2007.

On a stand-alone basis, APLUS' business transformation initiatives resulted in net income of 1.5 billion yen, for the three months ended June 30, 2007. Shinsei's consumer finance affiliate Shinki Co., Ltd. also posted a small profit during the first quarter of fiscal 2007.

**Retail Banking: Continued growth in customer base and diversification of revenue mix**

The business generated an ordinary business loss of 0.5 billion yen for the three months of fiscal year 2007, as compared to an ordinary business profit of 0.5 billion yen during the first quarter of previous fiscal year due to lower revenue from structured deposits. However, the share of upfront option income from structured deposits to total revenue has reduced significantly from 39.5% the same period a year ago to just 15.7% during the first quarter of fiscal 2007 as the business continues to diversify its revenue mix and increase its customer base. In the three months ended June 30, 2007, the Retail Banking business added more than 59,000 new *PowerFlex* retail accounts and now has over two million retail accounts. On May 7, 2007 the Bank opened a new branch, "Kashiwa Financial Center", in Kashiwa-city, Chiba Prefecture.

## Balance Sheet: Continued growth while maintaining capital strength

Shinsei Bank's **loan balance** was 5,278.5 billion yen at the end of June 2007 as compared to 5,146.3 billion yen as at March 31, 2007. Loan growth during the first quarter of fiscal year 2007 was largely achieved in corporate loans, non-recourse real estate finance and retail housing loans. Corporate loans increased 3.0% to 3,073.8 billion yen, non-recourse real estate finance balance increased 7.1% to 823.8 billion yen and loans to retail customers, including lending to high net worth individuals, grew 9.1% or 58.0 billion yen to 697.6 billion yen.

**Total deposits** increased 121.0 billion yen or 2.2% to 5,542.0 billion yen in the first quarter ended June 30, 2007. Shinsei Bank has been diversifying its funding base through deposits from retail customers. The retail deposits balance, including high net worth customers, stood at 3,559.2 billion yen at June 30, 2007.

Shinsei's **capital ratios** during the first quarter of fiscal 2007 remained strong with a **Tier I ratio** of 7.9% and a **total capital adequacy ratio** of 13.0% as of June 30, 2007, on a Basel II basis.

## Forecast for Fiscal Year 2007: Financial performance remains on track to achieve forecast

Excluding the one-time gains from the sale of LHL from both the first quarter results and full year consolidated net income forecast of 72.0 billion yen, net income for the first quarter of fiscal year 2007 represents 33.7% of the total net income forecast for this year. Though various risks, particularly those relating to our consumer finance business, may impact the Bank's results during the year, we consider that, based on the results of the first quarter, the Bank remains on track to meet its consolidated financial forecast for this fiscal year.

As a recipient of public funds, Shinsei Bank is required to update and report its non-consolidated performance in relation to targets set forth in the Revitalization Plan. Accordingly, the Bank is in the process of updating its biennial revitalization plan financial targets on a non-consolidated basis.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

# Financial Summary

**For the First Quarter ended June 30, 2007**

**Shinsei Bank, Limited**

(Code 8303, TSE First Section)

**Contents** **Page**



The following discussion should be read in conjunction with the consolidated and non-consolidated financial statements prepared in accordance with generally accepted accounting principles in Japan for banks. Except as otherwise indicated, the financial information in the following discussion is based on the consolidated financial statements. Financial and operational data that are stated in multiples of 0.1 billion yen have been truncated. All percentages have been rounded to the nearest 0.1%.

### *Results of Operations* [1]

| | 1st Qtr FY2007 | 1st Qtr FY2006 | % Change | 4th Qtr FY2006 | % Change |
|---|---|---|---|---|---|
| | | | *(billions of yen, except percentages)* | | |
| Net interest income | **26.8** | 24.5 | 9.3 | 21.3 | 25.5 |
| Net fees and commissions | **12.8** | 11.2 | 14.4 | 10.9 | 17.2 |
| Net trading income | **5.2** | 7.0 | (25.9) | 3.1 | 65.6 |
| Net other business income | **31.6** | 25.3 | 24.9 | 17.1 | 84.8 |
| Non-interest income | **49.6** | 43.5 | 14.0 | 31.2 | 59.2 |
| **Total revenue** | **76.5** | 68.1 | 12.3 | 52.6 | 45.5 |
| General and administrative expenses | **37.3** | 37.3 | 0.2 | 37.4 | (0.3) |
| **Ordinary business profit** | **39.1** | 30.8 | 27.0 | 15.1 | 159.1 |
| Net credit costs | **9.5** | 3.7 | 153.3 | 32.2 | (70.5) |
| Amortization of goodwill and intangible assets[2] | **3.0** | 6.2 | (51.1) | 5.3 | (43.2) |
| Minority interests in net income of subsidiaries | **4.8** | 4.2 | 15.9 | 4.0 | 19.0 |
| Taxes and others | **9.5** | 2.5 | 272.6 | (81.5) [3] | (111.7) |
| **Net income (loss)** | **31.2** | 19.2 | 62.6 | (108.1) | (128.9) |
| **Cash basis net income (loss)** [4] | **33.9** | 24.5 | 38.5 | (24.8) [5] | (236.9) |

(1) Represents results based on management accounting basis.
(2) In our consolidated financial statements, amortization of goodwill and intangible assets is recorded in total general and administrative expenses from fiscal year 2006.
(3) Includes, in addition to amortization of goodwill and intangible assets, impairment of goodwill and intangible assets related to APLUS of 95.1 billion yen at March 31, 2007.
(4) Excludes amortization of goodwill and intangible assets, net of tax benefit, related to the acquisition of consumer and commercial finance companies.
(5) Excludes impairment of goodwill and intangible assets related to APLUS, net of tax benefit, of 78.8 billion yen.

Shinsei Bank reported consolidated net income of 31.2 billion yen for the first three months of fiscal year 2007, an increase of 12.0 billion yen, or 62.6%, as compared to the same period in the previous fiscal year. The consolidated net income reflects strong results in Institutional Banking businesses, good progress at APLUS Co., Ltd. (APLUS), steady results at Showa Leasing Co., Ltd. (Showa Leasing) and includes gains from the sale of Life Housing Loan Co., Ltd. (Life Housing Loan) of 10.4 billion yen, net of taxes.

Consolidated cash basis net income for the first three months of fiscal year 2007 was 33.9 billion yen, an increase of 9.4 billion yen as compared to the first quarter in the previous fiscal year. The cash basis net income is calculated by excluding amortization of goodwill and intangible assets, net of tax benefit, from net income under Japanese generally accepted accounting principles (JGAAP).

Total revenue for the three months of fiscal year 2007 was 76.5 billion yen or 12.3% higher than in the first quarter of the previous fiscal year largely due to the growth in Institutional Banking businesses.

General and administrative expenses during the first quarter of fiscal year 2007 were 37.3 billion yen, almost flat when compared to the first quarter in the prior fiscal year. Continual expense rationalization helped maintain expense levels and facilitated an expense-to-revenue ratio of 48.8% for the three months ended June 30, 2007, as compared to an expense-to-revenue ratio of 54.8% in the first quarter of fiscal year 2006.

Net credit costs of 9.5 billion yen for the first quarter of fiscal year 2007 largely included higher credit provisions in Consumer and Commercial Finance businesses amounting to 12.5 billion yen, an increase of 3.7 billion yen compared to the same period in the previous fiscal year. In addition, net credit recoveries in Shinsei Bank (non-consolidated) were lower than the same period last year as non-performing loans have been largely resolved. In the first quarter ended June 30, 2007, net credit recovery of 0.9 billion yen was recorded in Shinsei Bank (non-consolidated) as compared to the net credit recovery of 4.9 billion (non-consolidated) during the same period in the previous fiscal year.

Amortization of goodwill and intangible assets associated with the acquisition of consumer and commercial finance companies was 3.0 billion yen for the three months ended June 30, 2007 as compared with 6.2 billion yen in the first quarter of the previous fiscal year.

Minority interests in net income of subsidiaries for the first quarter of fiscal year 2007 amounting to 4.8 billion yen largely reflected dividends paid on perpetual preferred securities and minority interests relating to APLUS' preferred shareholders.

### *Interest-Earning Assets and Interest-Bearing Liabilities*

*(billions of yen, except percentages)*

| | 1st Qtr FY2007 | | | 1st Qtr FY2006 | | | FY2006 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average balance | Interest | Yield/rate (%) | Average balance | Interest | Yield/rate (%) | Average balance | Interest | Yield/rate (%) |
| **Interest-earning assets [1]:** | | | | | | | | | |
| Loans and bills discounted | **5,213.6** | **38.9** | **3.00** | 4,146.0 | 27.8 | 2.69 | 4,613.4 | 126.8 | 2.75 |
| Leased assets and installment receivables [1] | **785.0** | **12.9** | **6.60** | 843.4 | 12.8 | 6.10 | 831.3 | 51.1 | 6.15 |
| Securities | **1,947.4** | **11.1** | **2.30** | 1,532.3 | 6.8 | 1.78 | 1,750.6 | 32.3 | 1.85 |
| Other interest-earning assets [2][3] | **681.6** | **3.2** | **n.m.[5]** | 655.2 | 3.4 | n.m.[5] | 721.4 | 13.6 | n.m.[5] |
| **Total revenue on interest-earning assets [1]** | **8,627.8** | **66.2** | **3.08** | 7,177.1 | 50.9 | 2.85 | 7,916.8 | 223.9 | 2.83 |
| **Interest-bearing liabilities:** | | | | | | | | | |
| Deposits, including negotiable certificates of deposit | **5,528.4** | **10.8** | **0.79** | 4,233.7 | 5.4 | 0.52 | 4,834.0 | 34.3 | 0.71 |
| Debentures | **696.7** | **0.7** | **0.44** | 925.8 | 0.8 | 0.35 | 795.6 | 3.0 | 0.38 |
| Subordinated debt | **481.0** | **4.2** | **3.53** | 349.3 | 1.8 | 2.08 | 399.5 | 9.8 | 2.47 |
| Borrowed money and corporate bonds | **1,092.0** | **3.5** | **1.30** | 1,104.7 | 2.5 | 0.93 | 1,118.1 | 11.8 | 1.06 |
| Other interest-bearing liabilities [2] | **911.8** | **7.0** | **n.m.[5]** | 279.4 | 2.8 | n.m.[5] | 674.4 | 18.2 | n.m.[5] |
| **Total expense on interest-bearing liabilities** | **8,710.0** | **26.5** | **1.22** | 6,893.1 | 13.5 | 0.79 | 7,821.8 | 77.3 | 0.99 |
| **Non interest-bearing sources of funds:** | | | | | | | | | |
| Non interest-bearing (assets) liabilities, net | **(734.8)** | **-** | **-** | (823.9) | - | - | (654.3) | - | - |
| Total equity — Minority interests in subsidiaries [4] | **652.6** | **-** | **-** | 1,107.9 | - | - | 749.4 | - | - |
| **Total interest-bearing liabilities and non interest-bearing sources of funds** | **8,627.8** | **-** | **-** | 7,177.1 | - | - | 7,916.8 | - | - |
| Net interest margin [1] | **-** | **-** | **1.86** | - | - | 2.06 | - | - | 1.84 |
| Impact of non interest-bearing sources | **-** | **-** | **(0.01)** | - | - | 0.03 | - | - | 0.01 |
| **Net revenue/yield on interest-earning assets [1]** | **-** | **39.7** | **1.85** | - | 37.4 | 2.09 | - | 146.6 | 1.85 |
| Reconciliation of total revenue on interest-earning assets to total interest income | | | | | | | | | |
| Total revenue on interest-earning assets | **8,627.8** | **66.2** | **3.08** | 7,177.1 | 50.9 | 2.85 | 7,916.8 | 223.9 | 2.83 |
| Less: Income on leased assets and installment receivables | **785.0** | **12.9** | **6.60** | 843.4 | 12.8 | 6.10 | 831.3 | 51.1 | 6.15 |
| **Total interest income** | **7,842.7** | **53.3** | **2.73** | 6,333.6 | 38.1 | 2.41 | 7,085.5 | 172.8 | 2.44 |
| Total interest expense | **-** | **26.5** | **-** | - | 13.5 | - | - | 77.3 | - |
| **Net interest income** | **-** | **26.8** | **-** | - | 24.5 | - | - | 95.4 | - |

(1) Includes leased assets and installment receivables and related yields.
(2) Other interest-earning assets and other interest-bearing liabilities include interest swaps and funding swaps.
(3) Represents average balance of other interest-earning assets after deducting average balance of non interest-bearing deposits.
(4) Represents a simple average of the balance at the end of the current period and the balance at the end of the previous period.
(5) n.m. is not meaningful.

Net revenue on interest-earning assets includes net interest income as well as revenue earned on average balance of leased assets and installment receivables. The Bank considers income on leased assets and installment receivables to be a component of interest income, but JGAAP does not include income on leased assets and installment receivables in net interest income. Under JGAAP, therefore, income on leased assets and installment receivables is included in net other business income.

Net revenue on interest-earning assets for three months ended June 30, 2007 was 39.7 billion yen, an increase of 2.3 billion yen compared to the first quarter of the prior fiscal year. Total revenue on interest-earning assets increased by 15.3 billion yen and total interest expenses increased by 12.9 billion yen in the first three months of fiscal year 2007, respectively, from the first quarter of the previous fiscal year. The net yield on interest-earning assets was 1.85% in the first quarter of fiscal year 2007, compared with 2.09% for the same period in the prior fiscal year but remained constant with net yield on interest-earning assets for fiscal year 2006.

### *Analysis of Changes in Net Revenue on Interest-Earning Assets*

| | *(billions of yen)* | | |
|---|---|---|---|
| | Due to change in[1] | | |
| From the first quarter fiscal year 2006 to the first quarter fiscal year 2007 | Volume | Rate | Net Change |
| **Increase (decrease) in interest revenue:** | | | |
| Loans and bills discounted | 7.1 | 3.9 | 11.0 |
| Leased assets and installment receivables | (0.8) | 0.9 | 0.0 |
| Securities | 1.8 | 2.5 | 4.3 |
| Other interest-earning assets | 0.1 | (0.3) | (0.1) |
| **Total revenue on interest-earning assets** | | | **15.3** |
| **Increase (decrease) in interest expenses:** | | | |
| Deposits, including negotiable certificates of deposit | 1.6 | 3.7 | 5.4 |
| Debentures | (0.1) | 0.1 | (0.0) |
| Subordinated debt | 0.6 | 1.7 | 2.4 |
| Borrowed money and corporate bonds | (0.0) | 1.0 | 0.9 |
| Other interest-bearing liabilities | 6.5 | (2.3) | 4.2 |
| **Total expense on interest-bearing liabilities** | | | **12.9** |
| **Net increase in net revenue on interest-earning assets** | | | **2.3** |

Reconciliation of total revenue on interest-earning assets to total interest income

| | |
|---|---|
| Total revenue on interest-earning assets | 15.3 |
| Less: Income on leased assets and installment receivables | 0.0 |
| Total interest income | 15.2 |
| Total interest expenses | 12.9 |
| **Net increase in net interest income** | **2.2** |

(1) The changes in interest income and expense for each category are divided into the portion of change attributable to the variance in volume or rate for that category. The attribution of the volume variance is calculated by multiplying the change in volume by the previous year's rate. The attribution of the rate variance is calculated by multiplying the change in rate by the current year's balance.

The 15.3 billion yen increase in total revenue on interest-earning assets in the first quarter of fiscal year 2007 is attributable primarily to higher volume of and yield on loans and bills discounted and securities portfolio. The increase in average balance of loans and bills discounted was primarily the result of an increase in demand for institutional loans and growth in retail housing loans.

The 12.9 billion yen increase in total interest expense was primarily due to the increased average rates on and increased average balances of deposits, negotiable certificates of deposit (NCD) and subordinated debt and an increase in other interest-bearing liabilities. The increase in deposits and NCD interest expense was primarily due to an increase in the average rates, which was at 0.79% for the first quarter of fiscal year 2007 that factored an interest rate increase in Japan, compared to 0.52% for the same period previous fiscal year and, to a lesser extent, an increase in the average balance to 5,528.4 billion yen from 4,233.7 billion yen. The increase in subordinated debt interest expense was due to an increase in the average rates which were at 3.53% for the three months ended June 30, 2007 compared to 2.08% for the same period in the previous fiscal year. In addition, to a lesser extent, increase in average balance outstanding to 481.0 billion yen for the three months ended June 30, 2007 compared to 349.3 billion yen for same period in the previous fiscal year partly due to increases in subordinated debt related to the issuance of Sterling 400 million (or approximately 98.9 billion yen) of Upper Tier 2 Perpetual Subordinated Notes in December 2006. The interest expense increase of 4.2 billion yen in other interest-bearing liabilities partly relates to funding through call money and interest and currency swap expenses associated with foreign currency-denominated and overseas transactions.

## *Interest-Earning Assets and Interest-Bearing Liabilities (Non-Consolidated)*

*(billions of yen, except percentages)*

| | 1st Qtr FY2007 | | | 1st Qtr FY2006 | | | FY2006 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average balance | Interest | Yield/rate (%) | Average balance | Interest | Yield/rate (%) | Average balance | Interest | Yield/rate (%) |
| **Interest-earning assets:** | | | | | | | | | |
| Cash and due from banks | **135.5** | **1.4** | **4.16** | 149.1 | 0.6 | 1.83 | 123.5 | 3.6 | 2.96 |
| Call loans | **48.3** | **0.0** | **0.54** | 113.7 | 0.0 | 0.05 | 70.8 | 0.2 | 0.29 |
| Receivables under resale agreements | - | - | - | - | - | - | - | - | - |
| Collateral related to securities borrowing transactions | **21.6** | **0.1** | **3.12** | 116.9 | 0.0 | 0.21 | 127.4 | 0.4 | 0.37 |
| Securities | **2,122.6** | **14.4** | **2.72** | 1,842.4 | 8.7 | 1.90 | 2,023.1 | 40.4 | 1.99 |
| Loans and bills discounted | **5,074.8** | **25.2** | **1.99** | 3,967.4 | 14.5 | 1.46 | 4,443.4 | 75.3 | 1.69 |
| Other interest-earning assets | **108.6** | **0.8** | **3.31** | 54.3 | 0.2 | 2.18 | 67.7 | 1.7 | 2.51 |
| Interest rate and funding swaps | - | **0.6** | - | - | 2.4 | - | - | 7.1 | - |
| **Total interest-earning assets** | **7,511.7** | **42.8** | **2.29** | 6,244.0 | 26.7 | 1.71 | 6,856.2 | 129.0 | 1.88 |
| **Interest-bearing liabilities:** | | | | | | | | | |
| Deposits | **5,017.2** | **10.1** | **0.80** | 4,099.7 | 5.4 | 0.53 | 4,561.5 | 33.2 | 0.72 |
| Negotiable certificates of deposit | **539.1** | **0.8** | **0.60** | 205.1 | 0.0 | 0.08 | 332.0 | 1.1 | 0.35 |
| Debentures | **696.8** | **0.7** | **0.43** | 927.8 | 0.8 | 0.34 | 797.0 | 3.0 | 0.37 |
| Call money | **690.5** | **4.0** | **2.35** | 67.9 | 0.1 | 0.80 | 403.5 | 5.6 | 1.40 |
| Payable under repurchase agreements | - | - | - | - | - | - | - | - | - |
| Collateral related to securities lending transactions | **18.1** | **0.0** | **1.87** | 58.4 | 0.0 | 0.09 | 84.0 | 0.2 | 0.29 |
| Borrowed money | **273.6** | **0.7** | **1.03** | 259.7 | 0.4 | 0.75 | 283.4 | 2.1 | 0.75 |
| Corporate bonds | **572.4** | **7.1** | **5.02** | 446.7 | 4.5 | 4.04 | 487.3 | 20.7 | 4.26 |
| Other interest-bearing liabilities | **0.3** | **2.5** | **n.m.**[(1)] | 0.3 | 2.5 | n.m.[(1)] | 0.3 | 11.2 | n.m.[(1)] |
| Interest rate and funding swaps | - | - | - | - | - | - | - | - | - |
| **Total interest-bearing liabilities** | **7,808.3** | **26.2** | **1.34** | 6,065.9 | 14.0 | 0.92 | 6,949.3 | 77.5 | 1.11 |
| **Net interest income/yield on interest-earning assets** | **7,511.7** | **16.6** | **0.88** | 6,244.0 | 12.6 | 0.81 | 6,856.2 | 51.5 | 0.75 |

(1) n.m. is not meaningful.

***Non-Interest Income***

| | *(billions of yen, except percentages)* | | |
|---|---|---|---|
| | **1st Qtr FY2007** | 1st Qtr FY2006 | % Change |
| Net fees and commissions | **12.8** | 11.2 | 14.4 |
| Net trading income | **5.2** | 7.0 | (25.9) |
| Net other business income | **31.6** | 25.3 | 24.9 |
| Total non-interest income | **49.6** | 43.5 | 14.0 |
| Net other business income | **31.6** | 25.3 | 24.9 |
| Less: Income on leased assets and installment receivables | **12.9** | 12.8 | 0.7 |
| Net other business income before income on leased assets and installment receivables, net | **18.7** | 12.4 | 24.3 |

Non-interest income for the three months ended June 30, 2007 amounted to 49.6 billion yen, an increase of 6.1 billion yen or 14.0% compared to the first quarter in the previous fiscal year. This included revenue from fees and commissions, trading and other non-interest sources, including revenue from leased assets and installment receivables. For purposes of analysis of results of operations, income on leased assets and installment receivables is included in the discussion of net revenue on interest-earning assets because such income is considered to be similar in character to interest income.

Net fees and commissions mainly includes fees on non-recourse real estate finance, consumer and commercial finance loans and other financing products and commissions on sales of asset management products. Net fees and commissions of 12.8 billion were earned in the three months ended June 30, 2007, an increase of 1.6 billion yen compared to same period the previous year. Retail Banking's asset management business continues to grow with total fees of 3.0 billion yen during the first quarter of fiscal year 2007, an increase of 0.8 billion yen from the first quarter in the previous fiscal year.

Net trading income reflects revenues from customer-driven transactions as well as transactions undertaken for trading purposes. During first quarter of fiscal year 2007, net trading income was 5.2 billion yen, a decline of 1.8 billion yen from the same period in the previous fiscal year. The decline in the net trading income resulted mainly from a decrease in option income from 2.5 billion yen to 0.6 billion yen generated in connection with interest-linked structured deposits provided mainly to retail customers due to lower demand for the product.

Net other business income for the first quarter ended June 30, 2007 was 31.6 billion yen. This included income of 12.9 billion yen from the leased assets and installment receivables businesses of APLUS and Showa Leasing. Excluding such income, net other business income for the first quarter of fiscal year 2007 was at 18.7 billion yen, an increase of 6.2 billion yen from the same period in the previous fiscal year. The increase is largely attributable to strong results in credit trading business and income from derivatives for banking purposes. During the quarter, credit trading business concluded 11 new transactions and generated total revenues of 4.7 billion yen, an increase of 0.6 billion compared to same period the previous year. This was partly offset by a decline in currency-linked structured deposits provided to retail customers from 1.6 billion yen to 0.7 billion yen.

***General and Administrative Expenses***

| | *(billions of yen, except percentages)* | | |
|---|---|---|---|
| | **1st Qtr FY2007** | 1st Qtr FY2006 | % Change |
| Personnel expenses | **16.1** | 15.6 | 3.3 |
| Premises expenses | **4.1** | 4.1 | (0.2) |
| Technology and data processing expenses | **4.9** | 5.0 | (2.4) |
| Advertising expenses | **2.3** | 2.8 | (18.2) |
| Consumption and property taxes | **2.0** | 1.9 | 0.9 |
| Deposit insurance premium | **0.8** | 0.7 | 21.0 |
| Other general and administrative expenses | **6.9** | 6.8 | 0.5 |
| General and administrative expenses | **37.3** | 37.3 | 0.2 |
| Amortization of goodwill and intangible assets | **3.0** | 6.2 | (51.1) |
| Total general and administrative expenses | **40.4** | 43.5 | (7.1) |

General and administrative expenses of 37.3 billion in the first three months of fiscal year 2007 were flat compared to same period in the previous fiscal year. Expenses required in the Institutional Banking business to support business growth were offset by continual expense rationalization across all businesses and restructuring activities in APLUS. As a result, for the three months ended June 30, 2007, expense-to-revenue ratio was 48.8% as compared to an expense-to-revenue ratio of 54.8% in the first quarter of fiscal year 2006.

Personnel expenses of 16.1 billion yen were 0.5 billion yen higher than in the first quarter of the previous fiscal year. The increase was largely due to new employees hired in the Institutional Banking business to support its business expansion. This was partly offset by lower personnel expense in APLUS reflecting expense savings realized through a voluntary retirement program initiated in fiscal year 2006.

Non-personnel expenses were largely flat to the same period last year except advertising expenses. The advertising expenses were 0.5 billion yen lower than the same period last fiscal year reflecting optimization of advertising activities in the Retail Banking business.

*Selected Balance Sheet Data*

| | Jun 30 2007 | Mar 31 2007 | % Change | Jun 30 2006 | % Change |
|---|---|---|---|---|---|
| | | | | | *(billions of yen, except percentages)* |
| Monetary assets held in trust | **488.0** | 502.3 | (2.8) | 447.9 | 9.0 |
| Securities | **1,869.7** | 1,854.6 | 0.8 | 1,540.9 | 21.3 |
| Loans and bills discounted | **5,278.5** | 5,146.3 | 2.6 | 4,241.7 | 24.4 |
| Leased assets and installment receivables [1] | **784.0** | 777.2 | 0.9 | 829.9 | (5.5) |
| Intangible assets [2] | **19.1** | 19.8 | (3.5) | 66.0 | (71.1) |
| Goodwill, net | **156.4** | 158.0 | (1.0) | 221.4 | (29.4) |
| Customers' liabilities for acceptances and guarantees | **745.1** | 754.4 | (1.2) | 808.2 | (7.8) |
| **Total assets** | **11,145.3** | 10,837.6 | 2.8 | 9,696.6 | 14.9 |
| Deposits, including negotiable certificates of deposit | **5,542.0** | 5,420.9 | 2.2 | 4,455.9 | 24.4 |
| Debentures and corporate bonds | **1,137.7** | 1,103.7 | 3.1 | 1,146.0 | (0.7) |
| Borrowed money | **1,099.4** | 1,122.6 | (2.1) | 1,142.0 | (3.7) |
| Acceptances and guarantees | **745.1** | 754.4 | (1.2) | 808.2 | (7.8) |
| **Total liabilities** | **10,181.2** | 9,904.4 | 2.8 | 8,586.2 | 18.6 |
| **Total equity** | **964.0** | 933.2 | 3.3 | 1,110.4 | (13.2) |

(1) Leased assets are included in "premises and equipment" and "intangible assets", and installment receivables are a part of "other assets" in the consolidated balance sheets.

(2) Intangible assets recorded through APLUS and Showa Leasing acquisitions.

Shinsei Bank's loans and bills discounted balance was 5,278.5 billion yen at the end of June 2007 as compared to 5,146.3 billion yen as at March 31, 2007. Loan growth, in the first quarter of fiscal year 2007, was largely achieved in corporate loans, non-recourse real estate finance and retail housing loans. Corporate loans increased 3.0% to 3,073.8 billion yen, non-recourse real estate finance balance increased 7.1% to 823.8 billion yen and loans to retail customers, including lending to high net worth individuals, grew 9.1% or 58.0 billion yen to 697.6 billion yen. The loan growth was partly offset by the absence of lending to Life Housing Loan's customers, following the sale of this subsidiary in fiscal year 2007, which amounted to 99.9 billion yen at March 31, 2007.

Shinsei Bank has been diversifying its funding base through deposits from retail customers. Total deposits increased 121.0 billion yen or 2.2% to 5,542.0 billion yen in the first quarter ended June 30, 2007. The retail deposits balance, including high net worth customers, totaled 3,559.2 billion yen at June 30, 2007, a decline of 14.5 billion yen compared to March 31, 2007. During the quarter, 135.8 billion yen of yen-denominated fixed deposit matured which were issued 5 years ago. Retail Banking represents 63.1% of the Bank's total funding through customer deposits and debentures.

*Financial Ratios*

| | 1st Qtr FY2007 | FY2006 | 1st Qtr FY2006 |
|---|---|---|---|
| Return on assets | **1.1%** [1] | (0.6)% | 0.8% [1] |
| Return on equity (fully diluted) | **19.3%** [1] | (8.1)% | 9.0% [1] |
| Cash basis return on assets | **1.3%** [1] | 0.4% | 1.1% [1] |
| Cash basis return on equity (fully diluted) | **21.0%** [1] | 4.7% | 11.6% [1] |
| Expense-to-revenue ratio [2] [3] | **48.8%** | 55.9% | 54.8% |

(1) Annualized basis.

(2) Management accounting basis.

(3) Expense denotes general and administrative expenses.

*Capital Adequacy Data* [1]

(billions of yen, except percentages)

| | Consolidated | | Non-Consolidated | |
|---|---|---|---|---|
| | **Jun 30 2007** | Mar 31 2007 | **Jun 30 2007** | Mar 31 2007 |
| Basic items (Tier I) | **649.8** | 620.8 | **841.0** | 813.6 |
| Supplementary items (Tier II) | **547.4** | 522.0 | **482.3** | 466.8 |
| Deduction | **(124.5)** | (137.7) | **(70.6)** | (86.8) |
| Total capital | **1,072.7** | 1,005.0 | **1,252.7** | 1,193.7 |
| Risk assets | **8,230.3** | 7,652.0 | **7,083.6** | 6,351.0 |
| Capital adequacy ratio | **13.0%** | 13.1% | **17.7%** | 18.8% |
| Tier I capital ratio | **7.9%** | 8.1% | **11.9%** | 12.8% |

(1) Calculated by new standard (Basel II, F-IRB).

Note 1: Consolidated total required capital is 645.5 billion yen as at June 30, 2007, and 633.5 billion yen as at March 31, 2007.

Note 2: Non-Consolidated total required capital is 378.3 billion yen as at June 30, 2007, and 361.3 billion yen as at March 31, 2007.

A Tier I ratio of 7.9% and total capital adequacy ratio of 13.0% as of June 30, 2007, on a Basel II basis, exceeded Shinsei's corporate targets for maintaining strong capital ratios.

*Per Share Data*

(yen, except percentages)

| | 1st Qtr FY2007 | FY2006 | % Change | 1st Qtr FY2006 | % Change |
|---|---|---|---|---|---|
| Common equity | **322.44** | 308.60 | 4.5 | 378.37 | (14.8) |
| Fully diluted equity | **365.25** | 355.09 | 2.9 | 434.81 | (16.0) |
| Basic net income (loss) | **22.68** | (45.92) | - | 14.15 | 60.2 |
| Diluted net income | **17.26** | Note[1] | - | 9.46 | 82.4 |
| Cash basis: | | | | | |
| Basic net income | **24.68** | 23.82 | - | 18.08 | 36.5 |
| Diluted net income | **18.78** | 18.41 | - | 12.09 | 55.4 |

For calculation of per share data:

| | | 1st Qtr FY2007 | FY2006 | 1st Qtr FY2006 |
|---|---|---|---|---|
| Equity: | Number of common shares [2] | 1,377,143,785 | 1,377,145,285 | 1,352,364,416 |
| | Fully diluted number of shares [2] | 1,809,537,979 | 1,811,061,968 | 1,951,572,269 |
| Net income: | Number of common shares [3] | 1,377,144,557 | 1,380,628,230 | 1,356,915,702 |
| | Fully diluted number of shares [3] | 1,809,538,751 | 1,917,803,242 | 2,029,659,620 |

(1) Reference information: Diluted net income (loss) for the fiscal year 2006 was (31.79) yen per share.

(2) Outstanding shares at the end of the respective periods.

(3) Weighted average number of outstanding shares during the respective period.

Diluted net income per share for the three-month ended June 30, 2006 was 17.26 yen. Cash basis diluted net income per share for the three-month period of fiscal year 2007 was 18.78 yen, an increase of 55.4%, as compared to the same period last year.

### *Business Lines Results*

(billions of yen)

| For the three months ended June 30, 2007 | Institutional Banking | Consumer and Commercial Finance | Retail Banking | ALM/ Corporate/ Other[1] | Total |
|---|---|---|---|---|---|
| Net interest income | **9.8** | **11.0** | **4.7** | **1.1** | **26.8** |
| Non-interest income | **23.8** | **20.3** | **4.3** | **1.1** | **49.6** |
| Total revenue | **33.6** | **31.3** | **9.1** | **2.3** | **76.5** |
| General and administrative expenses | **12.5** | **15.3** | **9.6** | **(0.1)** | **37.3** |
| Ordinary business profit (loss) | **21.1** | **16.0** | **(0.5)** | **2.4** | **39.1** |
| Net credit (recoveries) costs | **(3.0)** | **12.5** | **0.0** | **(0.1)** | **9.5** |
| Ordinary business profit (loss) after net credit (recoveries) costs | **24.1** | **3.4** | **(0.5)** | **2.5** | **29.6** |

(billions of yen)

| For the three months ended June 30, 2006 | Institutional Banking | Consumer and Commercial Finance | Retail Banking | ALM/ Corporate/ Other[1] | Total |
|---|---|---|---|---|---|
| Net interest income | 8.3 | 10.9 | 4.3 | 0.9 | 24.5 |
| Non-interest income | 16.1 | 20.8 | 6.1 | 0.3 | 43.5 |
| Total revenue | 24.5 | 31.8 | 10.5 | 1.2 | 68.1 |
| General and administrative expenses | 10.7 | 17.0 | 9.9 | (0.4) | 37.3 |
| Ordinary business profit | 13.7 | 14.7 | 0.5 | 1.7 | 30.8 |
| Net credit (recoveries) costs | (5.1) | 8.8 | 0.0 | 0.0 | 3.7 |
| Ordinary business profit after net credit (recoveries) costs | 18.9 | 5.9 | 0.5 | 1.6 | 27.0 |

(1) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, corporate level expenses and credit costs.

Shinsei Bank's business model is based on three strategic pillars: Institutional Banking, Consumer and Commercial Finance (CCF) and Retail Banking. These three pillars cover a broad range of businesses and customer segments which provide the Bank with diversified revenues.

In the first quarter ended June 30, 2007, ordinary business profit after net credit costs was 29.6 billion yen, 9.4% or 2.5 billion yen higher than the same period in the previous fiscal year. Institutional Banking business posted strong results and APLUS and Showa Leasing made good progress during the first quarter of fiscal year 2007. Retail Banking business experienced lower revenues mainly attributable to a decline in option income from structured deposits. Shinki's profitability continues to be weak due to the legislative and market changes in the consumer finance industry in the last fiscal year.

***Institutional Banking***

| | 1st Qtr FY2007 | 1st Qtr FY2006 | % Change |
|---|---|---|---|
| | *(billions of yen, except percentages)* | | |
| Net interest income | **9.8** | 8.3 | 18.5 |
| Non-interest income | **23.8** | 16.1 | 47.1 |
| Total revenue | **33.6** | 24.5 | 37.4 |
| General and administrative expenses | **12.5** | 10.7 | 17.0 |
| Ordinary business profit | **21.1** | 13.7 | 53.2 |
| Net credit recoveries | **(3.0)** | (5.1) | (41.9) |
| Ordinary business profit after net credit recoveries | **24.1** | 18.9 | 27.3 |

The Institutional Banking business positions itself as a hybrid commercial and investment bank that provides innovative solutions to institutional customers through an integrated team of relationship managers and product specialists. Revenue diversification ensures earnings stability in this business line. The business generated revenue of 33.6 billion yen in the first three months of this fiscal year. This is, 37.4% or 9.1 billion yen higher than the same period last year due to strong revenues across most Institutional Banking products. The business continued to see an increase in demand for corporate and non-recourse loans and ongoing growth in asset prices contributed to strong performance in credit trading business. The non-recourse real estate finance balance, both loans and bond structures, grew 94.2 billion yen to 1,016.4 billion yen in the three month period ended June 30, 2007. As a result, the business generated revenue of 4.8 billion yen, an increase of 0.9 billion compared to same period last fiscal year. The business momentum in the credit trading business resulted in concluding 11 new transactions with aggregate investment amount of 33.8 billion yen and generating total revenues of 4.7 billion yen in the three months of fiscal year 2007, an increase of 0.6 billion compared to same period the previous year.

In the first quarter of this fiscal year, the general and administrative expenses were 12.5 billion yen, a 1.8 billion yen increase from the first quarter in the previous fiscal year. The increase was largely due to new employees hired in the business to support its business expansion. As a result, ordinary business profit for the first quarter of fiscal year 2007 was 21.1 billion yen, an increase of 7.3 billion yen, or 53.2%, as compared to the same period in the previous fiscal year. The expense-to-revenue ratio of this business was 37.2% for the three months ended June 30, 2007.

### *Consumer and Commercial Finance* [1]

*(billions of yen)*

| *For the three months ended June 30, 2007* | APLUS | Showa Leasing | Other Subsidiaries[2] | Consumer and Commercial Finance |
|---|---|---|---|---|
| Total revenue | **22.5** | **7.2** | **1.5** | **31.3** |
| General and administrative expenses | **11.3** | **3.2** | **0.7** | **15.3** |
| Ordinary business profit | **11.2** | **4.0** | **0.7** | **16.0** |
| Net credit costs | **9.8** | **0.6** | **2.1** | **12.5** |
| Ordinary business profit (loss) after net credit costs | **1.3** | **3.4** | **(1.3)** | **3.4** |

*(billions of yen)*

| *For the three months ended June 30, 2006* | APLUS | Showa Leasing | Other Subsidiaries[2] | Consumer and Commercial Finance |
|---|---|---|---|---|
| Total revenue | 23.6 | 5.7 | 2.4 | 31.8 |
| General and administrative expenses | 13.3 | 2.6 | 0.9 | 17.0 |
| Ordinary business profit | 10.2 | 3.0 | 1.4 | 14.7 |
| Net credit (recoveries) costs | 8.3 | (0.1) | 0.6 | 8.8 |
| Ordinary business profit after net credit (recoveries) costs | 1.9 | 3.2 | 0.7 | 5.9 |

(1) Net of consolidation adjustments, if applicable.

(2) Includes Shinki, an affiliate, and unallocated CCF sub-group financials.

APLUS' business transformation initiatives in fiscal year 2006 have allowed it to return to profitability in the first quarter of this fiscal year. The overall financial performance of Showa Leasing business remains strong while Shinki Co., Ltd.'s (Shinki) financial results, though positive, were subdued.

In the three months ended June 30, 2007, the CCF business contributed revenue of 31.3 billion yen, a decline of 0.4 billion yen, or 1.3%, as compared to first quarter in fiscal year 2006 and largely reflect a slow down in the momentum of consumer finance business due to the significant legislative and market changes in the industry in the last fiscal year. The revenue shortfall was fully offset by lower expenses in APLUS. As a result, the business generated ordinary business profit of 16.0 billion yen in the first quarter of fiscal year 2007, an increase of 1.3 billion yen from the same period in the previous fiscal year. In the first quarter of fiscal year 2007, higher credit costs were necessitated due to the impact of the legislative and market changes in the consumer finance industry in December 2006. As a result, ordinary business profit after credit costs was 3.4 billion yen in the first three months ended June 30, 2007, a decline of 2.4 billion yen compared to the first quarter of fiscal year 2006.

APLUS' business transformation initiatives which began in January 2007 facilitated strong financial results in the first quarter of fiscal year 2007. The business generated net income of 1.5 billion yen, on a standalone basis, including Zen-Nichi Shinpan Co., Ltd. (Zen-Nichi Shinpan) for the three months ended June 30, 2007. This represents 25% of the full fiscal year 2007 net income forecast of 6.0 billion yen.

Showa Leasing's business momentum remains steady. As a result, the business earned ordinary business profit after credit costs, net of consolidation adjustments, of 3.4 billion yen during the first three months of fiscal year 2007. This is 0.2 billion higher than the first quarter in the previous fiscal year.

Other subsidiaries revenue includes Shinsei's equity in net income of Shinsei Bank's affiliate, Shinki, net of consolidation adjustments and revenues of this commercial finance subsidiary, Shinsei Property Finance Co., Ltd.

During the quarter, grey zone related payments were made amounting to 1.1 billion yen. Total grey zone provisions declined to 9.7 billion yen as at June 30, 2007 as compared to 10.3 billion yen at March 31, 2007.

### *Retail Banking*

| | 1st Qtr FY2007 | 1st Qtr FY2006 | % Change |
|---|---|---|---|
| | | *(billions of yen, except percentages)* | |
| Net interest income | **4.7** | 4.3 | 10.2 |
| Non-interest income | **4.3** | 6.1 | (29.4) |
| Total revenue | **9.1** | 10.5 | (13.1) |
| General and administrative expenses | **9.6** | 9.9 | (2.8) |
| Ordinary business (loss) profit | **(0.5)** | 0.5 | (190.5) |
| Net credit costs | **0.0** | 0.0 | 126.3 |
| Ordinary business (loss) profit after net credit costs | **(0.5)** | 0.5 | (210.6) |

The Retail Banking business continues to diversify its revenue mix and increase its customer base. Reliance on upfront option income from structured deposits has reduced substantially and only 15.7% of total revenue is earned from structured deposits' upfront fees as compared to 39.5% during the same period a year ago. In the three months ended June 30, 2007, the Retail Banking business added more than 59,000 new *PowerFlex* retail accounts and now has over two million retail accounts. Shinsei Bank considerably improved its ranking and reached second overall in the Nihon Keizai Shimbun's third survey of "Bank's Retail Strength" in July 2007 from twentieth position in last year's survey.

During the first three months of this fiscal year, total revenue was 9.1 billion yen as compared to 10.5 billion yen during the first quarter of the previous fiscal year. The main sources of revenue were interest income from retail deposits, fees from asset management products, income from structured deposits and fees and net interest income from loan products. The ability to successfully sell an increasingly wide range of products such as mutual funds and variable annuities is contributing to more balanced and recurrent revenue growth. The decline in the revenue resulted mainly from a decrease in structured deposits related option income by 2.7 billion yen from 4.1 billion yen to 1.4 billion yen due to lower demand for structured deposits products.

Retail Banking incurred general and administrative expenses of 9.6 billion yen during the three month period, a decline of 0.2 billion yen, or 2.8% as compared to the first quarter in the previous fiscal year. Strict expense discipline in the business fully offset the expense increase incurred to expand distribution channels and due to the growth of customer driven transactions. The business generated ordinary business loss of 0.5 billion yen for the three months of fiscal year 2007, as compared to net business profit of 0.5 billion yen during the first quarter of the previous fiscal year.

***Results of Operations (Non-Consolidated)***

*(billions of yen, except percentages)*

| | **1st Qtr FY2007** | 1st Qtr FY2006 | % Change | 4th Qtr FY2006 | % Change |
|---|---|---|---|---|---|
| Gross business profit *(gyomu sorieki)*[1]: | | | | | |
| Net interest income | **19.0** | 13.6 | 39.3 | 14.6 | 30.6 |
| Net fees and commissions[1] | **15.6** | 9.1 | 71.2 | 10.3 | 50.8 |
| Net trading income | **3.0** | 5.1 | (40.1) | 2.7 | 6.9 |
| Net other business income | **4.4** | 3.1 | 39.8 | 3.4 | 28.9 |
| Total gross business profit[1] | **42.2** | 31.1 | 35.7 | 31.1 | 35.6 |
| Total expenses | **20.3** | 20.1 | 1.3 | 18.7 | 8.9 |
| Net business profit[1] *(jisshitsu gyomu jun-eki)* | **21.8** | 10.9 | 98.8 | 12.4 | 75.8 |
| Other operating expenses, net | **(1.1)** | (0.9) | 14.3 | (4.5) | (74.8) |
| Net operating income *(keijo rieki)* | **20.7** | 9.9 | 107.2 | 7.8 | 162.2 |
| Extraordinary income (loss)[2][3] | **1.1** | 4.8 | (77.1) | (123.3) | (100.9) |
| Income (loss) before income taxes | **21.8** | 14.8 | 46.5 | (115.4) | (118.9) |
| Current income taxes benefit | **(8.5)** | (1.2) | 587.0 | (0.5) | 1,468.1 |
| Deferred income tax expense (benefit) | **6.5** | — | — | (9.1) | (171.6) |
| Net income (loss)[3] | **23.8** | 16.1 | 47.7 | (105.8) | (122.5) |

(1) Includes income from monetary assets held in trust of 10.1 billion yen in the first quarter fiscal year 2007 and 5.9 billion yen in the first quarter fiscal year 2006.

(2) Reversals of general reserve for loan losses is included in extraordinary income (0.9 billion yen in the first quarter fiscal year 2007 and 4.9 billion yen in the first quarter fiscal year 2006).

(3) Preferred shares investment impairment of 98.0 billion yen and valuation allowances for APLUS' and Shinki's common shares of 9.2 billion yen and 6.6 billion yen, respectively, is included in fiscal year 2006.

The net income for the three months ended June 30, 2007 of 23.8 billion yen represented 34% of the fiscal year 2007 net income (non-consolidated) forecast of 70.0 billion yen. Shinsei Bank (non-consolidated) net income accounted for 76.2% of the consolidated net income. As a recipient of public funds, Shinsei Bank is required to update and report its achievement of non-consolidated performance targets set forth in its revitalization plan on a quarterly basis. Thus, Shinsei Bank is currently in the process of updating its biennial revitalization plan financial targets on a non-consolidated basis.

## *Supplemental Financial Data and Reconciliation to Japanese GAAP Measures* [1]

| *For the first quarter fiscal year 2007 ended June 30, 2007* | *(billions of yen, except per share data and percentages)* |
|---|---|
| **Amortization of goodwill and intangible assets** | |
| Amortization of intangible assets | **0.6** |
| Associated deferred tax liability | **(0.2)** |
| Amortization of goodwill | **2.3** |
| Total amortization of goodwill and intangible assets, net of tax benefit | **2.7** |
| **Reconciliation of net income to cash basis net income** | |
| Net income | **31.2** |
| Amortization of goodwill and intangible assets, net of tax benefit | **2.7** |
| Cash basis net income | **33.9** |
| **Reconciliation of basic net income per share to cash basis basic net income per share** | |
| Basic net income per share | **22.68** |
| Effect of amortization of goodwill and intangible assets, net of tax benefit | **2.00** |
| Cash basis basic net income per share | **24.68** |
| **Reconciliation of fully diluted net income per share to cash basis fully diluted net income per share** | |
| Fully diluted net income per share | **17.26** |
| Effect of amortization of goodwill and intangible assets, net of tax benefit | **1.52** |
| Cash basis fully diluted net income per share | **18.78** |
| **Reconciliation of return on assets to cash basis return on assets** | |
| Return on assets | **1.1** [3] |
| Effect of amortization of goodwill and intangible assets, net of tax benefit | **0.1** [3] |
| Cash basis return on assets | **1.3** [3] |
| **Reconciliation of return on equity to cash basis return on equity** | |
| Return on equity (fully diluted) | **19.3** [3] |
| Effect of amortization of goodwill and intangible assets, net of tax benefit | **1.7** [3] |
| Cash basis return on equity (fully diluted) | **21.0** [3] |
| **Reconciliation of return on equity to return on tangible equity** | |
| Return on equity (fully diluted) | **19.3** [3] |
| Effect of goodwill and intangible assets [2] | **9.0** [3] |
| Return on tangible equity (fully diluted) | **28.3** [3] |

(1) Reflects adjustments of goodwill and intangible assets associated with the acquisition of consumer and commercial finance companies.

(2) Net income excludes amortization of goodwill and intangible assets, net of tax benefit. Average shareholders' equity excludes goodwill and intangible assets, net of associated deferred tax liability.

(3) Annualized basis.

## *Consolidated Statements of Operations (Unaudited)*

*(millions of yen, except percentages)*

| | 1st Qtr FY2007 | 1st Qtr FY2006 | Change | | FY2006 |
|---|---|---|---|---|---|
| | | | Amount | % | |
| Interest on loans and bills discounted | **38,931** | 27,845 | 11,086 | 39.8 | 126,815 |
| Interest and dividends on securities | **11,177** | 6,816 | 4,361 | 64.0 | 32,309 |
| Other interest income | **3,268** | 3,461 | (193) | (5.6) | 13,693 |
| Total interest income | **53,377** | 38,123 | 15,254 | 40.0 | 172,818 |
| Fees and commissions income | **18,129** | 16,354 | 1,775 | 10.9 | 70,858 |
| Trading profits | **5,232** | 7,082 | (1,850) | (26.1) | 18,128 |
| Other business income | **68,365** | 67,061 | 1,304 | 1.9 | 271,274 |
| Other ordinary income | **7,915** | 6,319 | 1,596 | 25.3 | 26,935 |
| **Ordinary income** | **153,019** | 134,941 | 18,078 | 13.4 | 560,016 |
| Interest on deposits | **10,078** | 5,453 | 4,625 | 84.8 | 33,164 |
| Interest on debentures | **763** | 806 | (43) | (5.3) | 3,006 |
| Interest on borrowings | **3,601** | 2,268 | 1,333 | 58.8 | 11,312 |
| Other interest expenses | **12,078** | 5,020 | 7,058 | 140.6 | 29,838 |
| Total interest expenses | **26,521** | 13,549 | 12,972 | 95.7 | 77,322 |
| Fees and commissions expenses | **5,311** | 5,152 | 159 | 3.1 | 24,409 |
| Trading losses | **28** | 57 | (29) | (50.9) | 319 |
| Other business expenses | **44,017** | 44,616 | (599) | (1.3) | 183,117 |
| General and administrative expenses | **37,422** | 37,336 | 86 | 0.2 | 150,233 |
| Amortization of goodwill | **2,355** | 4,061 | (1,706) | (42.0) | 12,507 |
| Amortization of intangible assets | **678** | 2,141 | (1,463) | (68.3) | 8,293 |
| Total general and administrative expenses | **40,456** | 43,539 | (3,083) | (7.1) | 171,034 |
| Other ordinary expenses | **11,409** | 7,382 | 4,027 | 54.6 | 80,641 |
| **Ordinary expenses** | **127,746** | 114,298 | 13,448 | 11.8 | 536,843 |
| **Net ordinary income** | **25,273** | 20,643 | 4,630 | 22.4 | 23,172 |
| Special gains | **20,599** | 2,647 | 17,952 | 678.2 | 15,278 |
| Special losses | **48** | 51 | (3) | (5.9) | 104,159 |
| Income (loss) before income taxes and minority interests | **45,823** | 23,238 | 22,585 | 97.2 | (65,708) |
| Income tax (benefit) | | | | | |
| Current | **3,530** | 960 | 2,570 | 267.7 | 3,249 |
| Deferred | **6,184** | (1,135) | 7,319 | (644.8) | (24,615) |
| Minority interests in net income of subsidiaries | **4,869** | 4,200 | 669 | 15.9 | 16,643 |
| **Net income (loss)** | **31,239** | 19,212 | 12,027 | 62.6 | (60,984) |

*(billions of yen)*

| | | | | | |
|---|---|---|---|---|---|
| (Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) [1] | **39.1** | 30.8 | 8.3 | 27.0 | 118.3 |
| yen / US$ | **@123.43** | @115.24 | | | @117.78 |

(1) Management accounting basis

## Assets (Consolidated)

(millions of yen)

| | June 30 2007 a | June 30 2006 b | Change a-b Amount | Mar 31 2007 c | Change a-c Amount |
|---|---|---|---|---|---|
| **<<Assets>>** | | | | | |
| Cash and due from banks | **412,266** | 250,091 | 162,175 | 448,554 | (36,288) |
| Call loans | **67,140** | 175,762 | (108,622) | 43,100 | 24,040 |
| Collateral related to securities borrowing transactions | **47,690** | 80,261 | (32,571) | 11,050 | 36,640 |
| Other monetary claims purchased | **469,719** | 287,416 | 182,303 | 366,505 | 103,214 |
| Trading assets | **310,074** | 366,753 | (56,679) | 303,389 | 6,685 |
| Monetary assets held in trust | **488,026** | 447,944 | 40,082 | 502,332 | (14,306) |
| Securities | **1,869,706** | 1,540,990 | 328,716 | 1,854,682 | 15,024 |
| Loans and bills discounted | **5,278,505** | 4,241,744 | 1,036,761 | 5,146,306 | 132,199 |
| Foreign exchanges | **30,515** | 9,600 | 20,915 | 15,047 | 15,468 |
| Other assets | **914,062** | 848,133 | 65,929 | 870,375 | 43,687 |
| Premises and equipment | **382,420** | 396,049 | (13,629) | 382,460 | (40) |
| Intangible assets | **240,405** | 354,735 | (114,330) | 244,155 | (3,750) |
| Goodwill, net | **156,473** | 221,407 | (64,934) | 158,066 | (1,593) |
| Deferred issuance expenses for debentures | **107** | 124 | (17) | 103 | 4 |
| Deferred tax assets | **35,543** | 30,912 | 4,631 | 42,474 | (6,931) |
| Customers' liabilities for acceptances and guarantees | **745,190** | 808,256 | (63,066) | 754,420 | (9,230) |
| Reserve for credit losses | **(146,048)** | (142,137) | (3,911) | (147,275) | 1,227 |
| **Total assets** | **11,145,325** | 9,696,639 | 1,448,686 | 10,837,683 | 307,642 |
| yen / US$ | **@123.43** | @115.24 | | @117.78 | |

## Liabilities and Equity (Consolidated)

*(millions of yen)*

| | June 30 2007 a | June 30 2006 b | Change a-b Amount | Mar 31 2007 c | Change a-c Amount |
|---|---|---|---|---|---|
| **<<Liabilities>>** | | | | | |
| Deposits | **5,067,030** | 4,217,930 | 849,100 | 4,940,730 | 126,300 |
| Negotiable certificates of deposit | **474,998** | 237,982 | 237,016 | 480,199 | (5,201) |
| Debentures | **693,727** | 847,091 | (153,364) | 703,298 | (9,571) |
| Call money | **698,022** | 129,285 | 568,737 | 692,792 | 5,230 |
| Collateral related to securities lending transactions | **77,505** | 76,053 | 1,452 | 8,333 | 69,172 |
| Commercial paper | **—** | 165,000 | (165,000) | 171,300 | (171,300) |
| Trading liabilities | **127,898** | 150,511 | (22,613) | 99,255 | 28,643 |
| Borrowed money | **1,099,440** | 1,142,003 | (42,563) | 1,122,688 | (23,248) |
| Foreign exchanges | **14** | 7 | 7 | 118 | (104) |
| Short-term corporate bonds | **181,300** | / | / | / | / |
| Corporate bonds | **444,057** | 298,996 | 145,061 | 400,485 | 43,572 |
| Other liabilities | **548,533** | 493,112 | 55,421 | 498,358 | 50,175 |
| Accrued employees' bonuses | **5,055** | 5,017 | 38 | 13,134 | (8,079) |
| Accrued directors' bonuses | **247** | 62 | 185 | 359 | (112) |
| Reserve for retirement benefits | **3,356** | 3,090 | 266 | 3,521 | (165) |
| Reserve for losses on interest repayments | **9,719** | / | / | 10,353 | (634) |
| Reserve under special law | **3** | 2 | 1 | 3 | — |
| Deferred tax liabilities | **5,194** | 11,835 | (6,641) | 5,075 | 119 |
| Acceptances and guarantees | **745,190** | 808,256 | (63,066) | 754,420 | (9,230) |
| **Total liabilities** | **10,181,295** | 8,586,239 | 1,595,056 | 9,904,430 | 276,865 |
| **<<Equity>>** | | | | | |
| Shareholders' equity: | | | | | |
| Capital stock | **451,296** | 451,296 | — | 451,296 | — |
| Capital surplus | **18,558** | 18,558 | — | 18,558 | — |
| Retained earnings | **273,997** | 394,767 | (120,770) | 245,499 | 28,498 |
| Treasury stock, at cost | **(72,561)** | (4,557) | (68,004) | (72,560) | (1) |
| Total shareholders' equity | **671,290** | 860,065 | (188,775) | 642,794 | 28,496 |
| Unrealized gain (loss) and translation adjustments: | | | | | |
| Unrealized gain (loss) on available-for-sale securities | **6,098** | (288) | 6,386 | 5,091 | 1,007 |
| Deferred loss on derivatives under hedge accounting | **(20,303)** | (14,510) | (5,793) | (7,744) | (12,559) |
| Foreign currency translation adjustments | **3,860** | 3,315 | 545 | 2,952 | 908 |
| Total unrealized gain (loss) and translation adjustments | **(10,344)** | (11,483) | 1,139 | 299 | (10,643) |
| Stock acquisition rights | **674** | 55 | 619 | 517 | 157 |
| Minority interests in subsidiaries | **302,410** | 261,762 | 40,648 | 289,642 | 12,768 |
| **Total equity** | **964,030** | 1,110,400 | (146,370) | 933,253 | 30,777 |
| **Total liabilities and equity** | **11,145,325** | 9,696,639 | 1,448,686 | 10,837,683 | 307,642 |
| yen / US$ | **@123.43** | @115.24 | | @117.78 | |

*Non-Consolidated Statements of Operations (Unaudited)*

*(millions of yen, except percentages)*

| | 1st Qtr FY2007 | 1st Qtr FY2006 | Change | | FY2006 |
|---|---|---|---|---|---|
| | | | Amount | % | |
| Interest on loans and bills discounted | **25,280** | 14,531 | 10,749 | 74.0 | 75,357 |
| Interest and dividends on securities | **14,404** | 8,753 | 5,651 | 64.6 | 40,427 |
| Other interest income | **3,207** | 3,457 | (250) | (7.2) | 13,262 |
| Total interest income | **42,892** | 26,742 | 16,150 | 60.4 | 129,046 |
| Fees and commissions income | **8,265** | 5,487 | 2,778 | 50.6 | 28,198 |
| Trading profits | **3,089** | 5,191 | (2,102) | (40.5) | 15,339 |
| Other business income | **5,037** | 4,601 | 436 | 9.5 | 18,661 |
| Other ordinary income | **11,938** | 9,300 | 2,638 | 28.4 | 40,787 |
| **Ordinary income** | **71,223** | 51,323 | 19,900 | 38.8 | 232,034 |
| Interest on deposits | **10,103** | 5,466 | 4,637 | 84.8 | 33,276 |
| Interest on debentures | **763** | 807 | (44) | (5.5) | 3,009 |
| Other interest expenses | **15,399** | 7,769 | 7,630 | 98.2 | 41,247 |
| Total interest expenses | **26,266** | 14,044 | 12,222 | 87.0 | 77,534 |
| Fees and commissions expenses | **2,780** | 2,284 | 496 | 21.7 | 13,164 |
| Trading losses | **36** | 89 | (53) | (59.6) | 436 |
| Other business expenses | **598** | 1,425 | (827) | (58.0) | 6,561 |
| General and administrative expenses | **20,436** | 20,163 | 273 | 1.4 | 77,865 |
| Other ordinary expenses | **403** | 3,326 | (2,923) | (87.9) | 9,325 |
| **Ordinary expenses** | **50,522** | 41,332 | 9,190 | 22.2 | 184,888 |
| **Net ordinary income** | **20,701** | 9,991 | 10,710 | 107.2 | 47,146 |
| Special gains | **1,123** | 4,915 | (3,792) | (77.2) | 14,385 |
| Special losses | **21** | 24 | (3) | (12.5) | 116,546 |
| Income (loss) before income taxes | **21,803** | 14,882 | 6,921 | 46.5 | (55,015) |
| Income tax (benefit) | | | | | |
| Current | **(8,546)** | (1,244) | (7,302) | 587.0 | (2,779) |
| Deferred | **6,533** | – | 6,533 | n.m. | (10,276) |
| **Net income (loss)** | **23,817** | 16,127 | 7,690 | 47.7 | (41,960) |
| yen / US$ | **@123.43** | @115.24 | | | @117.78 |

*Non-Consolidated Balance Sheets (Unaudited)*

## Assets (Non-Consolidated)

(millions of yen)

| | June 30 2007 a | June 30 2006 b | Change a-b Amount | Mar 31 2007 c | Change a-c Amount |
|---|---|---|---|---|---|
| **<<Assets>>** | | | | | |
| Cash and due from banks | **193,169** | 135,346 | 57,823 | 190,003 | 3,166 |
| Call loans | **67,140** | 175,762 | (108,622) | 43,100 | 24,040 |
| Collateral related to securities borrowing transactions | **47,690** | 80,261 | (32,571) | 11,050 | 36,640 |
| Other monetary claims purchased | **161,631** | 52,416 | 109,215 | 69,856 | 91,775 |
| Trading assets | **284,084** | 350,981 | (66,897) | 284,137 | (53) |
| Monetary assets held in trust | **674,693** | 547,142 | 127,551 | 687,346 | (12,653) |
| Securities | **2,063,219** | 1,849,671 | 213,548 | 2,062,064 | 1,155 |
| Valuation allowance for investments | **(15,908)** | — | (15,908) | (15,908) | — |
| Loans and bills discounted | **5,178,765** | 4,099,476 | 1,079,289 | 5,075,281 | 103,484 |
| Foreign exchanges | **30,515** | 9,600 | 20,915 | 15,047 | 15,468 |
| Other assets | **373,699** | 257,583 | 116,116 | 325,654 | 48,045 |
| Premises and equipment | **21,304** | 21,306 | (2) | 20,768 | 536 |
| Intangible assets | **13,552** | 14,440 | (888) | 13,475 | 77 |
| Deferred issuance expenses for debentures | **107** | 124 | (17) | 103 | 4 |
| Deferred tax assets | **28,812** | 29,040 | (228) | 35,559 | (6,747) |
| Customers' liabilities for acceptances and guarantees | **19,455** | 30,372 | (10,917) | 18,357 | 1,098 |
| Reserve for credit losses | **(105,995)** | (106,460) | 465 | (106,977) | 982 |
| **Total assets** | **9,035,938** | 7,547,065 | 1,488,873 | 8,728,921 | 307,017 |
| yen / US$ | **@123.43** | @115.24 | | @117.78 | |

## Liabilities and Equity (Non-Consolidated)

*(millions of yen)*

| | June 30 2007 a | June 30 2006 b | Change a-b Amount | Mar 31 2007 c | Change a-c Amount |
|---|---|---|---|---|---|
| **<<Liabilities>>** | | | | | |
| Deposits | **5,101,596** | 4,283,403 | 818,193 | 4,991,263 | 110,333 |
| Negotiable certificates of deposit | **474,998** | 237,982 | 237,016 | 480,199 | (5,201) |
| Debentures | **694,337** | 848,401 | (154,064) | 703,908 | (9,571) |
| Call money | **698,022** | 79,285 | 618,737 | 692,792 | 5,230 |
| Collateral related to securities lending transactions | **78,425** | 76,053 | 2,372 | 8,333 | 70,092 |
| Bills sold | **–** | 50,000 | (50,000) | – | – |
| Trading liabilities | **117,568** | 144,202 | (26,634) | 87,361 | 30,207 |
| Borrowed money | **295,947** | 279,570 | 16,377 | 276,760 | 19,187 |
| Foreign exchanges | **303** | 281 | 22 | 397 | (94) |
| Corporate bonds | **589,038** | 451,685 | 137,353 | 562,457 | 26,581 |
| Other liabilities | **295,747** | 218,400 | 77,347 | 237,614 | 58,133 |
| Accrued employees' bonuses | **3,475** | 3,466 | 9 | 9,850 | (6,375) |
| Reserve for retirement benefits | **662** | 171 | 491 | 756 | (94) |
| Acceptances and guarantees | **19,455** | 30,372 | (10,917) | 18,357 | 1,098 |
| **Total liabilities** | **8,369,581** | 6,703,276 | 1,666,305 | 8,070,054 | 299,527 |
| **<<Equity>>** | | | | | |
| Shareholders' equity | | | | | |
| Capital stock | **451,296** | 451,296 | – | 451,296 | – |
| Capital surplus | **18,558** | 18,558 | – | 18,558 | – |
| Additional paid-in capital | **18,558** | 18,558 | – | 18,558 | – |
| Retained earnings | **288,374** | 392,707 | (104,333) | 267,144 | 21,230 |
| Legal reserve | **9,784** | 8,567 | 1,217 | 9,266 | 518 |
| Other retained earnings | **278,590** | 384,139 | (105,549) | 257,878 | 20,712 |
| Unappropriated retained earnings | **278,590** | 384,139 | (105,549) | 257,878 | 20,712 |
| Treasury stock, at cost | **(72,556)** | (4,552) | (68,004) | (72,555) | (1) |
| Total shareholders' equity | **685,672** | 858,010 | (172,338) | 664,444 | 21,228 |
| Unrealized gain (loss) and translation adjustments: | | | | | |
| Unrealized gain on available-for-sale securities | **5,058** | 1,104 | 3,954 | 4,181 | 877 |
| Deferred loss on derivatives under hedge accounting | **(25,048)** | (15,381) | (9,667) | (10,275) | (14,773) |
| Total unrealized gain (loss) and translation adjustments | **(19,989)** | (14,276) | (5,713) | (6,094) | (13,895) |
| Stock acquisition rights | **674** | 55 | 619 | 517 | 157 |
| **Total equity** | **666,356** | 843,789 | (177,433) | 658,866 | 7,490 |
| **Total liabilities and equity** | **9,035,938** | 7,547,065 | 1,488,873 | 8,728,921 | 307,017 |
| yen / US$ | **@123.43** | @115.24 | | @117.78 | |

## Other Non-Consolidated Financial Data (Problem Claims, Securities, Deposits)

**Problem Claims (Non-Consolidated)**

( i ) Claims Classified Under the Financial Revitalization Law

*(billions of yen, except percentages)*

| | June 30 2007 (a) | Mar 31 2007 (b) | Change (a) - (b) | June 30 2006 (c) | Change (a) - (c) |
|---|---|---|---|---|---|
| Claims against bankrupt and quasi-bankrupt obligors | **0.6** | 0.9 | (0.4) | 0.5 | 0.1 |
| Doubtful claims | **10.7** | 10.8 | (0.0) | 20.2 | (9.5) |
| Substandard claims | **15.9** | 16.2 | (0.3) | 21.1 | (5.2) |
| Total (A) | **27.2** | 27.9 | (0.7) | 41.9 | (14.7) |
| Total claims (B) | **5,469.9** | 5,294.6 | 175.3 | 4,253.8 | 1,216.1 |
| (A) / (B) x 100 (%) | **0.50** | 0.53 | (0.03) | 0.98 | (0.48) |
| (ref.) Amount of partial write-off | **6.5** | 6.4 | | 2.4 | |

( ii ) Risk Monitored Loans (Non-Consolidated)

*(billions of yen, except percentages)*

| | June 30 2007 (a) | Mar 31 2007 (b) | Change (a) - (b) | June 30 2006 (c) | Change (a) - (c) |
|---|---|---|---|---|---|
| Loans to bankrupt obligors | **0.3** | 0.6 | (0.3) | 0.3 | 0.0 |
| Non-accrual delinquent loans | **10.5** | 10.6 | (0.1) | 20.0 | (9.5) |
| Loans past due three months or more | **0.0** | 0.0 | 0.0 | 0.0 | (0.0) |
| Restructured loans | **15.8** | 16.1 | (0.3) | 21.0 | (5.2) |
| Total (A) | **26.7** | 27.4 | (0.7) | 41.4 | (14.7) |
| Loans and bills discounted (B) | **5,178.7** | 5,075.2 | 103.5 | 4,099.4 | 1,079.3 |
| (A) / (B) x 100 (%) | **0.52** | 0.54 | (0.02) | 1.01 | (0.49) |
| Reserve for credit losses (C) | **105.9** | 106.9 | (1.0) | 106.4 | (0.5) |
| Reserve ratios (C) / (A) x 100 (%) | **395.97** | 389.21 | 6.76 | 256.74 | 139.23 |

**Securities (Non-Consolidated)**

**As of June 30, 2007 (Unaudited)** *(billions of yen)*

| | Fair value | Net unrealized gain (loss) (a) - (b) | Gross unrealized gains (a) | Gross unrealized losses (b) |
|---|---|---|---|---|
| Equity securities (domestic) | **17.6** | **1.3** | **1.6** | **0.2** |
| Bonds (domestic) | **450.3** | **(3.9)** | **0.1** | **4.1** |
| Other [1] | **456.7** | **10.1** | **13.1** | **2.9** |
| Total | **924.7** | **7.5** | **14.9** | **7.3** |

As of March 31, 2007 *(billions of yen)*

| | Fair value | Net unrealized gain (loss) (a) - (b) | Gross unrealized gains (a) | Gross unrealized losses (b) |
|---|---|---|---|---|
| Equity securities (domestic) | 14.1 | (0.2) | 0.5 | 0.8 |
| Bonds (domestic) | 571.1 | (3.3) | 0.4 | 3.7 |
| Other [1] | 413.8 | 10.5 | 11.3 | 0.7 |
| Total | 999.1 | 6.9 | 12.3 | 5.4 |

As of June 30, 2006 *(billions of yen)*

| | Fair value | Net unrealized gain (loss) (a) - (b) | Gross unrealized gains (a) | Gross unrealized losses (b) |
|---|---|---|---|---|
| Equity securities (domestic) | 12.2 | 0.7 | 1.0 | 0.3 |
| Bonds (domestic) | 679.1 | (4.7) | 0.1 | 4.9 |
| Other [1] | 218.6 | 0.9 | 2.2 | 1.2 |
| Total | 910.0 | (3.1) | 3.3 | 6.5 |

(1) "Other" mainly consists of foreign securities.

**Balance of Deposits (Non-Consolidated)**

*(billions of yen)*

| | June 30 2007 (a) | Mar 31 2007 (b) | Change (a) - (b) | June 30 2006 (c) | Change (a) - (c) |
|---|---|---|---|---|---|
| Balance of deposits (including NCDs) | 5,576.5 | 5,471.4 | 105.1 | 4,521.3 | 1,055.2 |
| Balance of deposits from individuals | 3,530.5 | 3,545.8 | (15.3) | 3,209.2 | 321.3 |

***APLUS Key Data***

(billions of yen)

| Summary of Income Statement (Consolidated)[1] | 1st Qtr FY2007 | 1st Qtr FY2006 | FY2006 |
|---|---|---|---|
| Credit card shopping (Sogo) | **2.3** | 2.0 | 8.9 |
| Installment shopping credit (Kohin) | **3.9** | 5.2 | 20.5 |
| Credit guarantee | **5.7** | 7.1 | 26.4 |
| Cashing by credit card | **5.5** | 4.6 | 20.3 |
| Loan card | **6.2** | 5.5 | 20.9 |
| Other consumer loan | **0.8** | 0.8 | 3.4 |
| Consumer loan | **12.6** | 11.0 | 44.6 |
| Other loan | **0.0** | 0.0 | 0.2 |
| Total Loan | **12.7** | 11.1 | 44.9 |
| Financial income | **0.6** | 0.5 | 2.3 |
| Others | **2.0** | 2.0 | 8.2 |
| **Operating Revenue** | **27.5** | 28.1 | 111.4 |
| Net provision of allowance for bad debts | **9.8** | 8.3 | 47.8 |
| Others | **14.4** | 16.2 | 72.8 |
| Total SG&A | **24.3** | 24.5 | 120.6 |
| Financial expenses | **1.7** | 1.2 | 5.6 |
| **Operating Expenses** | **26.0** | 25.7 | 126.3 |
| **Operating Income** | **1.4** | 2.3 | (14.9) |
| **Ordinary Income** | **1.5** | 2.2 | (14.9) |
| Net Extraordinary Profit (Loss) | **0.0** | 0.0 | (8.7) |
| **Net Income Before Tax** | **1.5** | 2.2 | (23.7) |
| **Net Income** | **1.5** | 2.2 | (29.3) |

| Summary of Financials and Other Major Business Information (Consolidated)[1] | June 30 2007 | June 30 2006 | Mar 31 2007 |
|---|---|---|---|
| **Total Assets** | **1,515.8** | 1,575.6 | 1,550.7 |
| **Total Liabilities** | **1,456.5** | 1,499.6 | 1,491.2 |
| **Total Net Assets** | **59.2** | 75.9 | 59.5 |
| Credit card shopping (Sogo) | **43.8** | 39.7 | 42.1 |
| Installment shopping credit (Kohin) | **228.4** | 299.3 | 233.8 |
| Cashing by credit card | **67.1** | 69.8 | 63.8 |
| Loan card | **114.4** | 128.6 | 123.1 |
| Other consumer loan | **54.7** | 47.6 | 54.8 |
| Consumer loan | **236.2** | 246.2 | 241.8 |
| Other loan | **12.1** | 15.1 | 12.1 |
| Total Loan | **248.3** | 261.4 | 253.9 |
| Others | **0.1** | 0.1 | 0.1 |
| Total installment receivables | **520.8** | 600.6 | 530.1 |
| Credit guarantee receivables | **687.2** | 738.4 | 694.2 |
| **Total Account Receivables** | **1,208.0** | 1,339.0 | 1,224.4 |
| Number of Merchants (thousands) | - | - | 832 |
| Total Available Cardholders (non-consolidated) (thousands) | **7,740** | 7,121 | 7,612 |
| Number of New Card Issuance (non-consolidated (thousands) | **383** | 464 | 1,624 |
| Loan Receivables Outstanding by Interest Rate Zone (non-consolidated)[2] | **190.3** | - | 191.1 |
| ~15.0% | **1.0** | - | 0.9 |
| ~18.0% | **30.5** | - | 30.6 |
| ~20.0% | **15.1** | - | 15.2 |
| ~25.0% | **51.1** | - | 50.6 |
| ~29.2% | **92.4** | - | 93.5 |
| Cashing by credit card | **71.8** | - | 71.2 |
| Loan card | **118.4** | - | 119.9 |
| Credit Outstanding Per Account (thousand yen) | **357** | - | 367 |
| Cashing by credit card | **227** | - | 233 |
| Loan card | **545** | - | 555 |

(1) All figures presented in the tables are based on APLUS' disclosed financials and before consolidation to Shinsei's financials.
(2) This is a total of cashing by credit card / loan card outstanding (156.4 billion yen, non-consolidated, as of the end of Jun. 2007) based on managed assets basis, which include securitized receivables and uncollectible estimated amounts, etc.

**■Grey zone related:**

The amount of refund for grey zone claims, in the three months ended June 30, 2007, was 1.1 billion yen.
As of the end of June 2007, reserve for losses on interest repayments stood at 9.7 billion yen.
(as of the end of March 2007: 10.3 billion yen)
During the first three months of fiscal year 2007, APLUS recorded grey zone related costs of 0.5 billion yen.

## *Shinki Key Data*

*(billions of yen)*

| Summary of Income Statement (non-consolidated) [1] | 1st Qtr FY2007 | 1st Qtr FY2006 | FY2006 |
|---|---|---|---|
| Interest income | **5.2** | 6.4 | 23.7 |
| Interest on subordinated investor certificate | **4.1** | 5.0 | 19.4 |
| Others | **0.3** | 0.4 | 1.3 |
| **Operating Income** | **9.6** | 11.8 | 44.4 |
| Financial expenses | **0.3** | 0.4 | 1.6 |
| Allowance for bad debts and write offs | **5.0** | 5.8 | 46.9 |
| Others | **3.6** | 4.6 | 17.5 |
| Other operating expenses | **8.6** | 10.4 | 64.5 |
| **Operating Expenses** | **9.0** | 10.9 | 66.1 |
| **Operating Profit** | **0.5** | 0.8 | (21.7) |
| **Ordinary Profit** | **0.6** | 0.9 | (21.5) |
| Net Extraordinary Profit (Loss) | **0.0** | 0.2 | (13.6) |
| **Net Income Before Tax** | **0.7** | 1.1 | (35.2) |
| **Net Income** | **0.0** | 0.6 | (39.9) |

| Summary of Financials and Other Major Business Information (non-consolidated) [1] | June 30 2007 | June 30 2006 | Mar 31 2007 |
|---|---|---|---|
| **Total Assets** | **154.7** | 181.4 | 151.9 |
| **Total Liabilities** | **127.5** | 113.3 | 124.9 |
| **Total Net Assets** | **27.1** | 68.1 | 27.0 |
| Unsecured loans | **117.3** | 132.8 | 125.0 |
| Secured loans | **0.6** | 0.4 | 0.7 |
| Total consumer loans | **117.9** | 133.2 | 125.7 |
| Loans on deeds | **0.3** | 0.5 | 0.3 |
| Noloan business | **46.0** | 59.3 | 50.1 |
| Secured loans | **0.0** | 0.0 | 0.0 |
| Total business loans | **46.3** | 59.8 | 50.4 |
| **Loan Receivables Outstanding** [2] | **164.2** | 193.0 | 176.1 |
| Number of Branch Offices | **539** | 580 | 544 |
| Weighted Average Rate of Loan Interest Rate (%) | **26.25** | 27.18 | 27.11 |
| Unsecured loans | **26.75** | 27.64 | 27.58 |
| Secured loans | **14.15** | 11.28 | 13.96 |
| Consumer loans | **26.68** | 27.58 | 27.50 |
| Loans on deeds | **21.87** | 21.22 | 21.66 |
| Noloan business | **25.21** | 26.36 | 26.19 |
| Secured loans | **11.29** | 11.54 | 11.32 |
| Business loans | **25.17** | 26.29 | 26.14 |
| Weighted Average Rate of Funding Rate (%) | | | |
| During the fiscal year | **1.68** | 1.62 | 1.66 |
| As of the end of the fiscal year | **1.70** | 1.64 | 1.69 |

(1) All figures presented in the tables are based on Shinki' disclosed financials.

(2) Includes off-balance sheet loans through securitization program.

■ **Grey zone related:**

In the three months ended June 30, 2007, Shinki (non-consolidated basis) made no additional provisions for grey zone. As of the end of June 2007, the reserve amount stood at 33.1 billion yen.

(Reference)

In the three months ended June 30, 2007, there has been a decline in Shinki's common share price. If the share price does not improve significantly by September 30, 2007, a partial impairment of Shinsei's investment in Shinki's common shares is envisaged.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

**Announcement of Mandatory Acquisition and Cancellation of Series 3 Class-B Preferred Shares and Change in Holdings of Shinsei Bank Shares by a Major Shareholder**

Tokyo (Wednesday, August 1, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that, pursuant to the provisions of Shinsei Bank Articles of Incorporation concerning the mandatory acquisition of Series 3 Class-B Preferred Shares issued by Shinsei Bank, owned entirely by the Resolution and Collection Corporation ("RCC"), the Bank today acquired all relevant preferred shares and issued the Bank's common shares in exchange for these preferred shares. Shinsei Bank subsequently cancelled all the relevant preferred shares immediately after it obtained these shares, pursuant to Article 178 of the Corporation Act.

*"We are pleased to have the RCC as a major holder of Shinsei common shares as we continue to focus on delivering returns to all our shareholders. We have been working and will continue to work closely with the Government to ensure an orderly and stable resolution of public funds to the benefit of all our stakeholders" said Thierry Porté, President and Chief Executive Officer of Shinsei Bank.*

1. Reason for the change in holdings of Shinsei Bank Shares
   Regarding Series 3 Class-B Preferred Shares for which no request for acquisition had been made by July 31, 2007 (300,000,000 shares), Shinsei Bank acquired all of the shares pursuant to the provisions of Shinsei Bank Articles of Incorporation concerning the mandatory acquisition of the relevant preferred shares. The Bank issued its common shares in exchange for the relevant preferred shares based on the exchange price of 600 yen as previously announced by the Bank in its press release of July 9, 2007.

2. Details of the change
   (1) Name of the Shareholder affected by the Change
   (i) Name — The Resolution and Collection Corporation ("RCC")
   (ii) Address — 46-1, Honcho 2-chome, Nakano-ku, Tokyo
   (iii) Representative — Yoshihiko Okuno
   (iv) Major business — Servicing (debt collection)

   (2) Number of Common Shares and Voting Rights and Ratios to total Common Shares and Voting Rights Before and After the Change

Name of the shareholder: The Resolution and Collection Corporation ("RCC")

| | Number of voting rights (Number of common shares) | Ratio of the voting rights to total voting rights[1,2] |
|---|---|---|

| | Number of voting rights (Number of common shares) | Ratio of the voting rights to total voting rights[1,2] |
|---|---|---|
| Before the change | - | - |
| After the change | 200,000 (200,000,000 shares) | 12.68% |

(1) Number of non-voting shares deducted from total outstanding common shares: 96,555,944 shares

(2) Number of total outstanding common shares as of August 1, 2007: 1,673,570,944 shares

(3) Date of Change
August 1, 2007

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

2007 OCT 15 A 9:18 1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com



For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

## Registration Error in Customer Information for the Federation of Credit Bureaus of Japan

Tokyo (Friday, August 3, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that based on investigations of customer information under the order of the Japanese Bankers Association and the Federation of Credit Bureaus of Japan, it was found that a section of customer information was registered incorrectly to the disadvantage of customers, and had for a certain period of time, been made available for other banks to view.

We would like to sincerely apologize for the problems caused and assure that maximum efforts to prevent the recurrence of such errors will be taken. Moreover, we will provide detailed explanations and express our apologies to the customers affected.

1. Customers whose data had been incorrectly registered

Data of a portion of Shinsei Bank housing loan borrowers (315 customers) has been incorrectly registered, and may have been used as reference by other banks for screening purposes. These customers might have been handled in a disadvantageous way in the process of credit inquiries by other banks.

2. Period and details of the incorrect registration

(1) Incorrect registrations involving Completion Category (*kanryou-kubun*) (Note 1)

- Incorrectly registered as "Outstanding" while in fact the loans had been "Fully Repaid": 47 customers (47 cases)

Incorrect registrations involving Completion Category which are disadvantageous to customers had been made available for inquiries by other banks during the period next month after the loans were fully repaid to July 19, 2007. All errors involving Completion Category have been rectified.

(2) Incorrect registrations involving Payment Category (*nykin-kubun*) (Note 2)

- Incorrectly registered as "No Payment" while in fact "Not Claimed": 166 customers (168 cases)
- Incorrectly registered as "No Payment" while in fact "Duly Paid": 91 customers (91 cases)
- Incorrectly registered as "Partially Paid" while in fact "Duly Paid": 11 customers (11 cases)

Incorrect registrations involving Payment Category which are disadvantageous to customers had been made available for inquiries by other banks during the period from November 9, 2006 to January 26, 2007. After January 27, 2007, registered information regarding Payment Category has not been disclosed to other banks.

(Note 1)Completion Category: Data showing whether the loan has been fully repaid or is still outstanding.

(Note 2) Payment Category: Data related to monthly repayment status.

3. Causes and measures taken

These incorrect registrations were caused by errors in a part of the program in the Bank's system used to finalize reporting information defined by the Federation of Credit Bureaus of Japan. A schedule to rectify the incorrect information and program errors relating to Payment Category has been reported to the Federation of Credit Bureaus of Japan. We are now working on the rectification and plan to complete this process by October 8, 2007. After January 27, 2007, registered information regarding Payment Category has not been disclosed to other banks.

Inquiries from customers shall be handled at Shinsei *PowerCall* 0120-456-366 (9:00-17:00, Monday to Friday)

****

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Media Reports Regarding Jih Sun Financial Holding in Taiwan

Tokyo (Monday, August 6, 2007) – In response to reports by certain media in Taiwan that Shinsei Bank, Limited ("Shinsei Bank") may sell its stake in Jih Sun Financial Holding Co., Ltd. ("Jih Sun"), the Bank confirms that it has not had any discussions with any party in this regard. Shinsei Bank would like to reiterate its commitment to the partnership with Jih Sun and its strategic positioning in Taiwan.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## UTI And Shinsei Bank join hands to set up regional asset management JV

UTI International Ltd. (British crown dependency Guernsey based ) a 100% subsidiary of UTI Asset Management Company Pvt. Ltd. ("UTI AMC") of India and Shinsei Bank Limited ("Shinsei Bank") of Japan have signed a joint venture agreement today to set up UTI International (Singapore) Pte Limited ("The Company").

The agreement was signed by Mr. U K Sinha, Chairman and Managing Director of UTI AMC and Mr. Thierry Porté, President and Chief Executive Officer of Shinsei Bank who were in Singapore for the occasion.

The Company shall be engaged in investment management and distribution of financial products in the South East Asian region. Besides structuring investment products for customers in the region, the Company will also manage funds investing in other jurisdictions. The company will also launch and manage structured investment products to cater to the Japan – South-East Asia corridor.

The Company will be applying to the regulators in Singapore to obtain the necessary licenses and in due course will also approach the other regulators in other jurisdictions.

On the occasion Mr. Sinha said, "We are very eager to expand the UTI business beyond the geographical boundaries of India. We want to leverage our experience and knowledge to help people across the region to build wealth. We are happy with our association with Shinsei Bank for this venture. We have successfully worked with Shinsei in Japan and keen to take this relationship forward."

Mr. Porté commented, "We have had a very successful relationship with UTI in Japan through the Shinsei UTI India fund, which is now over USD 400 Million in size. We are confident of extending our successful relationship across various geographies and in many dimensions."

Mr. A K Sridhar, who was the CIO of UTI AMC, has been identified as the Chief Executive Officer for the Joint Venture Company and he will be based in Singapore.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

**Notes to Editors:**

**About UTI AMC:**

With more than a 40-year history, UTIAMC is one of the large and the oldest mutual fund managers in India. Unit Trust of India, its predecessor, was established in 1963 as the first mutual fund manager in India. UTI has an established reputation in full-scale research and asset management.

UTI AMC, manager of the funds of UTI Mutual Fund has a track record of managing a variety of schemes catering to the needs of every class of citizenry. It has well-qualified, professional fund management teams supported with a strong in-house equity research department. To ensure better management of funds, a risk management department is also in operation. It has reset and upgraded transparency standards for the mutual funds industry.

**General Information (as of July 31, 2007):**

| | |
|---|---|
| Total Assets: | USD 10506 Million |
| Branches: | Domestic– 72 UTI Financial Centers, Corporate Office at Mumbai; |
| | Overseas – 3 branches (London, Dubai and Bahrain) |
| Employees: | 1300 approx. |
| Headquarters: | Mumbai, India |
| Website: | www.utimf.com |

**About Shinsei Bank:**

Shinsei Bank (Code:8303 TSE First Section) is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

**General Information (as of March 31, 2007):**

| | |
|---|---|
| Total Assets: | ¥10.8 trillion |
| Total Net Assets: | ¥933.2 billion |
| Branches*: | Domestic - 30 branches, including Head Office; 9 Annexes |
| | Overseas - 1 branch; 1 Representative Office (as of July 31, 2007) |
| Employees*: | 2,248 |
| Headquarters: | Tokyo, Japan |
| Website: | www.shinseibank.com |

* Shinsei Bank

INFORMATION

SHINSEI BANK

RECEIVED

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Shinsei Bank Exposure to the U.S. Residential Mortgage Market

Tokyo (Wednesday, August 8, 2007) --- In view of the increasing concern about the potential impact on financial institutions around the world arising from their exposure to the sub-prime segment of the U.S. residential mortgage market, Shinsei Bank is providing today a breakdown of its entire exposure to the U.S. residential mortgage market.

Shinsei Bank's exposure to the U.S. residential mortgage market aggregates to less than US$500 million. Major components are as follows:

• US$154 million relates to corporate obligations of U.S. entities whose primary business relates to residential mortgage finance and related services.

• US$52 million relates to a holding in a fund investment whose underlying assets are predominantly composed of U.S. residential mortgage-backed securities. We recorded a US$29 million mark-down relating to this investment during the six months ended June 30, 2007.

A minority portion of the two items above, totaling US$206 million, could be considered to be sub-prime.

• In addition, US$248 million relates to investment grade U.S. residential mortgage-backed securities. Over half of this amount is rated AAA. None of these investments have been downgraded or been put on watch for downgrade by the major credit rating agencies. The sub-prime component of these assets is negligible.

"Shinsei Bank's exposure to the U.S. residential mortgage market is limited relative to the size of our balance sheet and strong capital levels. Our total exposure to this market is less than 0.5% of the Bank's total assets as at March 31, 2007 of US$92 billion. We have been and continue to closely monitor this exposure and have taken prudent actions in response to market volatility and liquidity" said Thierry Porté, President and CEO of Shinsei Bank.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Shinsei Bank Announces Forecast of Common Dividends for Fiscal Year 2007

**Total Common Dividends Forecast for Fiscal Year 2007 to Increase 0.66 yen to 3.32 yen per share**

Tokyo (Friday, August 10, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the forecast of common dividend amounts for fiscal year 2007.

Shinsei Bank forecasts to pay a dividend to common shareholders of 1.66 yen per share for the first half of fiscal year 2007, an increase of 0.66 yen from the dividend paid in May 2007 for the end of period of fiscal year 2006. The Bank forecasts to pay a total dividend for fiscal year 2007 of 3.32 yen per share compared to 2.66 yen per share for fiscal year 2006.

**Common Dividends Per Share Forecast for Fiscal Year 2007**

| | |
|---|---|
| Interim period: | 1.66 yen |
| End of period: | 1.66 yen |
| Total dividend for fiscal year 2007: | 3.32 yen |

(Reference)

| | |
|---|---|
| Fiscal year 2006 | |
| Interim period: | 1.66 yen |
| End of period: | 1.00 yen |
| Total dividends for fiscal year 2006: | 2.66 yen |
| | |
| Fiscal year 2005 | |
| Interim period: | 1.48 yen |
| End of period: | 1.48 yen |
| Total dividends for fiscal year 2005: | 2.96 yen |

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Submission of Revised Revitalization Plan

Tokyo (August 10, 2007) -- Shinsei Bank, Limited ("Shinsei Bank") today submitted to the Financial Services Agency ("FSA") a "Current Status of the Implementation of the 'Plan for Restoring Sound Management'" ("Follow-up Report") and a newly revised "Plan for Restoring Sound Management" ("Revitalization Plan"). Both the Follow-up Report and the revised Revitalization Plan have been posted on the websites of the FSA and Shinsei Bank.

As a consequence of the measures that Shinsei Bank took to address legislative and market changes in the Japanese consumer finance industry, the Bank's non-consolidated net income for Fiscal Year 2006 did not meet the Revitalization Plan target agreed with the Government. Consequently, on June 28th, 2007, a Business Improvement Order was issued. The revised Revitalization Plan reflects the Business Improvement Plan that we submitted to the FSA as required by the Business Improvement Order. The revised Revitalization Plan takes into account the changes affecting the consumer finance industry and focuses on improving further our profitability as well as operational efficiency.

*"Management and employees of Shinsei Bank will work together to implement the measures and achieve the targets set forth in the revised Revitalization Plan, as doing so will help lead us to deliver greater value to our shareholders and achieve an orderly and stable resolution of public funds" said Thierry Porté, President and Chief Executive Officer of Shinsei Bank.*

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

**Shinsei Bank to Launch "Kurashi-no-Yell"**
Amortized Time deposit in yen / foreign currency with
annuity-like payment of its principal and interest

Tokyo (Monday, August 13, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will start offering "Kurashi-no-Yell (Amortized time deposit in yen or foreign currency) at Shinsei branches from Monday, August 13, 2007.

These time deposits of "Kurashi-no-Yell" regularly pay off its interest and a portion of the principal which is divided by the customer's choice of a deposit term and a frequency of receipt. Customers can receive the interest and the allotted amount of principal on a regular basis like annuity payment. The deposit terms offered are 3 years, 4 years, 5 years, 6 years, 7 years, or 10 years, and the frequency of receipt is once, twice, 4 times, 6 times, or 12 times a year.

"Kurashi-no-Yell" is also available in the four currencies of U.S. dollar (USD), Euro (EUR), Australian dollar (AUD), and New Zealand dollar (NZD).

Customers can pair up a deposit term with a frequency of receipt at their own choice, and can take a series of annuity-like payment of both the principal and the interest soon after their deposit, which enables customers to estimate their financial plan that considers their life style.

Shinsei Bank will satisfy the increasing needs of customers who wish to ensure cash flow over retirement life by offering a unique and comprehensive financial advice through the combination of these products with other existing individual annuity insurances.

■ **Outline of "Kurashi-no-Yell" (Amortized time deposit in yen / foreign currency)**

| | Amortized yen time deposit | Amortized foreign currency time deposit |
|---|---|---|
| Deposit term | 6 options: 3, 4, 5, 6, 7, or 10 years | |
| Frequency of receipt (Frequency of payout) | 6 types of payout: Annually (once every year), Semi-annually (every 6 months), Quarterly (every 3 months), 6 times a year (every 2 months), and 12 times a year (every month) | |
| Deposit currency | Japanese yen | 4 currencies of USD, EUR, AUD and NZD |
| Applicable interest rate | For a term of 5 years: 0.75% p.a. (0.6% p.a. after tax) | For a term of 5 years in USD: 3.5% p.a. (2.8% p.a. after tax) |
| Available at | Shinsei branches (excludes Shinsei *BankSpots*) | |
| Minimum deposit amount | 5 million yen or more | 10,000 units of the base currency or more |

* The interest rates stated above are as of Monday, August 13, 2007 before 20% separate withholding tax.
* Depending on market conditions, etc., Shinsei Bank may change the applicable interest rate or stop offering these products.
* Cancellation before maturity is forbidden in principle. If Shinsei Bank finds it appropriate and necessary to accept cancellation, "Kurashi-no-Yell" can be cancelled before maturity, and the principal will be guaranteed even in the cancellation before maturity as the product is a time deposit,.
* If principal of "Kurashi-no-Yell (Amortized foreign currency time deposit)" is exchanged to yen, it may fall below the original deposit amount depending on exchange rates.
* "Kurashi-no-Yell (Amortized yen time deposit)" is covered by deposit insurance, while "Kurashi-no-Yell (Amortized foreign currency time deposit)" is not covered by deposit insurance.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

* For details on applicable interest rates, please refer to the attachment.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

**_Attachment_**

## ■Applicable interest rates on "Kurashi-no-Yell" (before tax)

**<Deposit term, Available currency, and Applicable interest rate (before tax)>**

| | 3 years | 4 years | 5 years | 6 years | 7 years | 10 years |
|---|---|---|---|---|---|---|
| JPY | 0.50% p.a. | 0.60% p.a. | 0.75% p.a. | 0.75% p.a. | 0.80% p.a. | 1.00% p.a. |
| USD | 3.50% p.a. | 3.50% p.a. | 3.50% p.a. | 3.50% p.a. | 3.50% p.a. | 3.50% p.a. |
| EUR | 3.00% p.a. | 3.00% p.a. | 3.00% p.a. | 3.00% p.a. | 3.00% p.a. | 3.00% p.a. |
| AUD | 5.00% p.a. | 5.00% p.a. | 5.00% p.a. | 5.00% p.a. | 5.00% p.a. | 5.00% p.a. |
| NZD | 6.50% p.a. | 6.50% p.a. | 6.50% p.a. | 6.50% p.a. | 6.50% p.a. | 6.50% p.a. |

* The interest rates stated above are as of Monday, August 13, 2007, before 20% separate withholding tax.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
wwwshinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

**Shinsei Bank to Commence ATM Tie-up with Miura Fujisawa Shinkin Bank**
Enables Shinsei *Powerflex* cash card holders to use Miura Fujisawa Shinkin ATMs free of charge

Tokyo (Thursday, August 23, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that effective Monday September 3, 2007 it will commence ATM tie-up operations with Miura Fujisawa Shinkin Bank ("Miura Fujisawa Shinkin") (Head office: Yokosuka-city, Kanagawa Prefecture; Chairman: Yoshihisa Ogawa). The new partnership enables Shinsei *PowerFlex* cash card holders to make free of charge transactions of cash withdrawals and account balance inquiries[1] at ATMs operated by Miura Fujisawa Shinkin (151 ATMs at 82 places, as of August 23, 2007).

In Kanagawa Prefecture, Shinsei Bank offers its services including asset management consulting at the *Shinsei Financial Centers* located in Yokohama-city and Fujisawa-city. The business hours of these Financial Centers are from 9 a.m. to 7 p.m. weekdays, and Yokohama Financial Center opens from 10 a.m. to 5 p.m. on Saturdays[2]. Furthermore 46 ATMs installed at 29 Keihin Electric Express Railway stations (36 places) are available free of charge from 6 a.m. to midnight (as of August 23, 2007).
The tie-up with Miura Fujisawa Shinkin for ATM services will further enhance customers' convenience around major commercial and residential areas in Kanagawa Prefecture such as Yokosuka-city, Miura-city, Fujisawa-city, and Yokohama-city which are business hubs of Miura Fujisawa Shinkin.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

1. Account balance inquiries are free of charge.
   Withdrawal fees for a month are charged at the time of each withdrawal and reimbursed in bulk to customer's yen savings account at the beginning of the following month. Thus withdrawal service is virtually offered free of charge.
2. Some of the over-the-counter transactions such as cash withdrawal and deposit, fund transfer etc. are not available on Saturdays.

* Please refer to the attachment for additional information.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

**Attachment**

## ■ Shinsei Bank ATM services (effective September 3, 2007) for customers using Shinsei *PowerFlex* cash card

| | ATMs | | Operating hours[1] | | Fees & Charges |
|---|---|---|---|---|---|
| Shinsei Bank ATMs | Shinsei Bank ATMs at Head Office and other Branches<br>Other Shinsei Bank ATMs | Account balance inquiries, Deposits, and Withdrawals | 365 days | 24 hours | Free of charge |
| Shinsei Bank ATMs | Shinsei Bank ATMs installed at stations of Tokyo Metro and Kintetsu Railway | Account balance inquiries, Deposits, and Withdrawals | 365 days | 5:00 – 24:00 | Free of charge |
| Shinsei Bank ATMs | Keikyu Station Bank ATMs<br>(ATMs installed at Keihin Electric Express Railway stations, etc.) | Account balance inquiries, Deposits, and Withdrawals | 365 days | 6:00 – 24:00 | Free of charge |
| Partner network ATMs | Seven Bank ATMs<br>(ATMs installed at Seven-Eleven convenience stores, etc.) | Account balance inquiries, Deposits, and Withdrawals | 365 days | 24 hours | Free of charge |
| Partner network ATMs | Japan Post Office ATMs | Deposits | | Weekdays<br>7:00 – 21:00<br>Sat. & Sun. and Holidays<br>9:00 – 17:00 | Free of charge |
| Partner network ATMs | Japan Post Office ATMs | Account balance inquiries and Withdrawals | | Weekdays & Sat. 0:05 – 23:55<br>Sun. & Holidays 0:05 – 20:00<br>(From 7:00 on the following day of Sundays or holidays) | Fee is reimbursed later[4] (virtually free of charge) |
| Partner network ATMs | All City Banks[2] ATMs<br>Four Trust Banks[3] ATMs | Account balance inquiries and Withdrawals | | Weekdays<br>8:00 – 21:00<br>Sat. & Sun. and Holidays<br>9:00 – 17:00 | Fee is reimbursed later[4] (virtually free of charge) |
| Partner network ATMs | Aozora Bank ATMs<br>Shokochukin Bank ATMs | Account balance inquiries and Withdrawals | | Weekdays 8:45 – 19:00<br>Sat. & Sun. 9:00 – 17:00 | Fee is reimbursed later[4] (virtually free of charge) |
| Partner network ATMs | Miura Fujisawa Shinkin Bank ATMs | Account balance inquiries and Withdrawals | | Weekdays<br>8:00 – 21:00<br>Sat. & Sun. and Holidays<br>9:00 – 17:00 | Fee is reimbursed later[4] (virtually free of charge) |

1. ATM operating hours may differ depending on business hours of the building at which ATMs are installed.
2. Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, and Saitama Resona
3. Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, and Mizuho Trust
4. Account balance inquiries are free of charge.
   Withdrawal fees for a month are charged at the time of each withdrawal and reimbursed in bulk to customer's yen savings account at the beginning of the following month.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

# Shinsei Bank Announces Additional Action to Reflect Legislative and Market Changes in the Japanese Consumer Finance Industry

## Bank Quantifies Impairment Values; Estimates Impact on Fiscal 2006 Results

Tokyo (April 3, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the estimated impact of impairment of goodwill and intangible assets and impairment of and valuation allowances for investments relating to its consumer finance business on its consolidated and non-consolidated financial forecasts for Fiscal Year 2006. Shinsei Bank expects to release its Fiscal 2006 results on May 9, 2007, but it considers it necessary to provide in a timely manner an estimate of the impact of impairment on its financial results.

Shinsei Bank's consumer finance business encompasses its 68.9% owned subsidiary APLUS Co., Ltd. ("APLUS") which, in turn owns 97.3% of Zen-Nichi Shinpan Co., Ltd. ("Zen-Nichi Shinpan"), and its 36.4% stake in equity-method affiliate Shinki Co., Ltd. ("Shinki")

Legislative changes regarding consumer loan interest rates approved by the Japanese Diet on December 13, 2006 and announced on December 20, 2006, have had a significant impact on the consumer finance industry. Shinsei Bank has responded quickly and decisively to these changes through a number of major measures, including prudent provisioning and accelerating the business transformation process to improve the viability and profitability of its consumer finance business from Fiscal Year 2007 onwards.

As a direct result of the changes in the consumer finance industry, it was necessary to assess the impairment of the Bank's investments in subsidiaries and an equity-method affiliate, as well as goodwill and intangible assets, relating to its consumer finance business and make the appropriate write-downs in a timely manner. PwC Advisory Co., Ltd. was retained to provide independent valuation services to enable Shinsei Bank to carry out this assessment. While the independent external auditors will not complete their audit work until May 9, 2007, the impairment methodology and results have been fully discussed with them.

*"Sudden and drastic changes in the environment of the consumer finance business require an equally rapid response to this industry-wide challenge," said Mr. Thierry Porté, President and Chief Executive Officer of Shinsei Bank. "We have made difficult decisions to improve the viability and profitability of our business going forward and have endeavored to do so in a highly transparent manner."*

**Impairment of Goodwill and Intangible Assets**

A fair value of equity was determined for APLUS using the discounted cash flow methodology based on a 10 year cash flow projection, a terminal value based on a perpetual growth rate of 2.0% and a discount rate of 9.5%. Applying this equity value results in a total goodwill and intangible assets impairment of 101 billion yen.

(JPY billion)

| Goodwill and Intangible Assets | Amount of Impairment |
|---|---|
| Goodwill | 61 |
| Intangible Assets | 40 |
| **Total** | **101** |

There is no goodwill impairment envisaged for APLUS' 97.3% owned subsidiary Zen-Nichi Shinpan.

**Impairment of Investments and Valuation Allowances**

Similarly, a fair value of Shinsei Bank's investment in APLUS[1] was assessed which results in a preferred shares investment impairment of 98 billion yen.

Additionally, a valuation allowance for APLUS' common shares was assessed at 9 billion yen[2].

A valuation allowance for Shinki's common shares was assessed at 7 billion yen[3].

(JPY billion)

| Investments | Amount |
|---|---|
| Impairment of Investment in APLUS (preferred shares) | 98 |
| Valuation Allowance for Investment in APLUS (common shares) | 9 |
| Valuation Allowance for Investment in Shinki (common shares) | 7 |
| **Total** | **114** |

There is no impairment of investment envisaged for APLUS' 97.3% owned subsidiary Zen-Nichi Shinpan.

**No impact on Shinsei's Business**

The announced impairment of goodwill, intangible assets and investments, including valuation allowances for investments, which is a direct result of legislative and market changes and is considered non-recurrent in nature, does not affect Shinsei Bank's business operations or future prospects. In particular, Shinsei Bank will continue to implement the business transformation plan at APLUS announced on January 16, 2007.

*Mr. Thierry Porté commented "While the seriousness of the bottom line moving into the red is unequivocal, I would like to emphasize that our core business prospects remain unaffected. We remain confident of our ability to grow our business in line with our three pillar business strategy."*

**Shinsei Bank Fiscal 2006 Financial Forecast**

***Consolidated Basis***

Reflecting the effect of the impairment of goodwill and intangible assets, Shinsei Bank's reported consolidated net income forecast for fiscal year ended March 31, 2007 is revised downwards from 40 billion yen net income to a 58 billion yen net loss.

Cash basis consolidated net income will not be impacted by the impairment of goodwill and intangible assets.

Shinsei Bank expects Tier 1 and Total Capital adequacy ratios to increase slightly due to the reversal of deferred tax liabilities arising from the impairment of intangible assets and remain at levels of around 8% (Tier 1 capital) and 13% (Total capital). The write-off of goodwill and intangible assets arising from impairment will result in a lower amortization charge in future years.

The impairment of goodwill and intangible assets does not impact the non-consolidated basis financial accounts.

***Non-Consolidated Basis***

The impairment of and valuation allowances for investments in APLUS and Shinki impact Shinsei Bank's non-consolidated financial results. Accordingly, the Bank's reported non-consolidated net

[1] Shinsei Bank owns common shares and classes B,C,D and E preferred shares of APLUS through YMS6 Co. Ltd., a wholly owned subsidiary of Shinsei Bank
[2] Based on closing share price of APLUS on Friday, March 30, 2007 of 184 yen
[3] Based on closing share price of Shinki on Friday, March 30, 2007 of 333 yen

income forecast for the fiscal year ending March 31, 2007 is revised downwards from 75 billion yen net income to a 38 billion yen net loss, resulting in the Bank not meeting the net income target for fiscal year 2006 stipulated by the Financial Revitalization Plan.

The impairment of investments does not have any impact on Shinsei Bank's consolidated basis financial accounts.

The revised forecasts provided above are estimates based on currently available information. Shinsei Bank expects to announce its full audited financial results on May 9, 2007.

**Shinsei's Three Pillar Business Strategy**

Shinsei remains committed to delivering sustainable long-term profitable growth based on a three business pillar strategy, comprising Institutional Banking, Retail Banking and Consumer and Commercial Finance, which allows the Bank to cover a broad range of businesses and customer segments, thereby providing a stable pool of diversified revenue streams.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 88 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of September 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

# Regarding the discrepancy in bonus interest calculation for "Power Yokin"

Tokyo (Thursday, April 5,2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that the calculation for the quarterly bonus interest payment at the end of March 2007 for "Power Yokin" in the PowerFlex account was incorrect.
We deeply apologize for any inconvenience caused to our customers, as a result of this oversight.

1. Description of miscalculated bonus interest payment
"Power Yokin" in the PowerFlex account is designed to pay a quarterly and annual bonus interest besides the monthly interest. In calculating the quarterly bonus interest paid on April 1, 2007 (as of March 31, 2007), the base amount of the deposit was miscalculated. This caused the interest payment to be incorrect.

| | Number of customers | Amount (before tax) | |
|---|---|---|---|
| Underpayment compared with the correct bonus interest | 23,925 | Total shortfall | JPY 2,774,332 |
| Overpayment compared with the correct bonus interest | 31,346 | Total excess | JPY 1,686,645 |
| Total | 55,271 | Gross total | JPY4,460,977 |

2. Correspondence to our customers
To our customers who were underpaid, we credit the shortfall on April 3, 2007 (as of March 31, 2007.)
We will not make any adjustments to our customers who were overpaid.
To our customers who were underpaid, we immediately release a written notification of this credit shortfall.
Shinsei Bank will take every precaution to prevent such oversight in the future and will take the appropriate measures to reinforce our internal control system to prevent such incidents.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Shinsei Bank, Limited

(Code: 8303 TSE First Section)

## Shinsei Bank to Install ATM at Shimbashi Station of Tokyo Metro Ginza Line

- Shinsei ATM totaled to 65 ATMs at 38 Tokyo Metro Stations -

Tokyo (Friday, April 6, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it will install one Shinsei Bank ATM at Shimbashi station of Tokyo Metro Ginza Line on Monday, April 9, 2007. Including this new location, Shinsei Bank will have 65 ATMs installed at 38 Tokyo Metro stations in total, which will expand the largest ATM network in Tokyo Metro stations.

Shinsei Bank ATMs located in Tokyo Metro stations is operating 365 days a year from 5 a.m. to 24 midnight. Shinsei *PowerFlex* cash cards can be used at these ATMs free of charge.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life". It has been installing its ATMs at convenient places such as stations and commercial complexes, so that Shinsei customers can take full advantage of the free ATM services as a part of the *PowerFlex* account service.

**Shinsei ATMs installed at Tokyo Metro stations** (including ATM to be installed on April 9, 2007)

- **65 ATMs installed at 38 stations in total**

| | |
|---|---|
| Ginza Line | Tameike-sanno (1) <u>Shimbashi (1)</u> Nihombashi (1) |
| Marunouchi Line | Ogikubo (2) Nakano-sakaue (2) Nishi-shinjuku (2) Shinjuku-sanchome (2) Akasaka-mitsuke (1) Kasumigaseki (1) Myogadani (2) |
| Hibiya Line | Kamiyacho (2) Hibiya (2) Tsukiji (2) Kayabacho (1) Ningyocho (2) |
| Tozai Line | Takadanobaba (2) Waseda (2) Otemachi (1) Monzen-nakacho (2) Kiba (2) Nishi-kasai (2) Urayasu (2) Minami-gyotoku (2) |
| Chiyoda Line | Nogizaka (2) Kokkai-gijidomae (1) Otemachi (1) Shin-ochanomizu (1) Nishi-nippori (2) Machiya (2) |
| Yurakucho Line | Gokokuji (2) Ichigaya (2) Tsukishima (2) |
| Hanzomon Line | Aoyama-itchome (2) Otemachi (2) |
| Namboku Line | Shirokane-takanawa (1) Azabu-juban (2) Tameike-sanno (2) Oji (2) |

(Note) The underlined station is the station where ATM will be installed on April 9, 2007.
Numbers in brackets are the numbers of ATMs. The number of stations is repeated if the lines are different.
Shinsei Bank has installed Shinsei ATMs at Tokyo Metro stations from March 2005.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

## Shinsei Bank to Offer "Nikko Global Income Infrastructure Equity Fund"

— Investing mainly in shares of infrastructure-related companies over the world —

Tokyo (Friday, April 6, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that effective today, it would start offering an open-ended equities investment trust called "Nikko Global Income Infrastructure Equity Fund (Monthly Dividend Payment Type)" which is managed by Nikko Asset Management Co., Ltd. The initial offering period is from Friday, April 6, 2007 until Wednesday, April 25, 2007. The fund inception date is Thursday, April 26, 2007 and the fund will continue to be offered thereafter.

This is an open-ended equities investment trust investing mainly in equities of infrastructure-related companies throughout the world, including companies holding, operating and managing airports, toll roads, pipelines, etc. in addition to shares in conventional utility-sector companies, such as electric power and water supply companies.
In general, infrastructure-related companies have a relatively stable earnings structure and their sales will usually increase in line with economic growth. By investing in equities of such infrastructure-related companies, stable dividend income and capital gains can be expected from a mid- to long-term perspective. Moreover, in view of world-wide moves towards privatization and the expected expansion of infrastructure-related investments in emerging economies, further investment opportunities for infrastructure-related companies are expected to expand in the future.

The mother fund of the Fund will be managed by Macquarie Alternative Investments Limited, an asset management company that specializes in investments in listed equities of infrastructure-related companies. This company is under the umbrella of the Macquarie Group, known for their experience in global infrastructure investments. The Group has approximately 900 staff working on infrastructure-related operations, one of the largest teams in the world.

The Fund meets the needs of customers who want to benefit from monthly dividends and asset growth from a mid- to long-term perspective, and for those that want to diversify their investment portfolios.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

* Please refer to the attachment for further information

【Attachment】

**"Nikko Global Income Infrastructure Equity Fund (Monthly Dividend Payment Type)": Specifics**

| | |
|---|---|
| Name | Nikko Global Income Infrastructure Equity Fund (Monthly Dividend Payment Type) |
| Asset management company | Nikko Asset Management Co., Ltd. |
| Product type | Open-ended equities investment trust / International equities (general) |
| Characteristics | 1. The Fund invests in shares of world-wide infrastructure-related companies with relatively high dividends via investments mainly in the beneficiary certificates of the "Global Infrastructure Equity Mother Fund."<br>2. The Fund aims to make monthly dividend payments from dividend income of the stocks included.<br>3. Macquarie Alternative Investments Limited will be responsible for managing the Fund.<br>4. As a general rule, no foreign exchange hedging will be undertaken. |
| Benchmark | N/A<br>* The "Macquarie Global Infrastructure Index" will be used as a reference indicator. |
| Initial offering period | From Friday, April 6, 2007 to Wednesday, April 25, 2007 |
| Fund inception date | Thursday, April 26, 2007 |
| Subsequent offering period | Effective Thursday, April 26, 2007 |
| Trust period | Indefinite |
| Accounts settlement date | As a general rule, on the 12th day of each month (when this day falls on a holiday, it will be changed to the immediately succeeding business day) |
| Trust fee | 1.6275% (1.55% before tax) on the total net assets |
| Shinsei Bank's sales channel | Branches (Shinsei Financial Centers, and selected Shinsei *BankSpots*), Internet banking (Shinsei *PowerDirect*), Call Center (Shinsei *PowerCall*) |
| Shinsei Bank's application unit | At least 10,000 yen and in units of one yen |
| Sales fee payable to Shinsei Bank | 3.15% (3.0% before tax) |

* For details, please refer to the prospectus. You may find the prospectus at Shinsei Bank branch counters and through the Internet.

**Nikko Asset Management Co., Ltd.**

Nikko Asset Management Co., Ltd. is an asset management company which has, since its establishment, provided various kinds of investment products and investment advice to its investors for over 45 years. The company has offices in Tokyo, New York, London, and Singapore, employing about 550 employees, and has about 11.8 trillion yen in total assets under management (including those for investment advisory services). Thus, it plays a role as one of the major domestic asset management companies. The company has a strong investment capacity, particularly in domestic assets in Japan. It actively allies with first-class overseas asset

management companies in order to prepare the best possible product design.
The company is also working to provide investors with sophisticated services, such as automatically transmitting investment fund unit prices via e-mail to cell-phones, and following up on products offered.
The company has sales alliances with approx. 200 companies for publicly offered investment funds, and approx. 7.7 trillion yen in assets under management.

* Data as of the end of December 2006.

**Macquarie Alternative Investments Limited**

Macquarie Alternative Investments Limited is a member of the Macquarie Group centering on Macquarie Bank, an international investment bank in Australia. The company was established in February 1999 as an asset management company specialized in investments in listed equities of infrastructure-related companies.
The Macquarie Group, having invested in more than one hundred infrastructure assets in 25 countries and regions in the world, is one of the largest private financial groups investing in infrastructure assets.
The Macquarie Group has about 9,600 employees worldwide and provides a wide range of financial services. The Group has over 25 years of experience in asset management, and has approx. US$114 billion (13.5 trillion yen) in total assets under management. The Group allocates its management resources centered on infrastructure operations, and has about 900 staff engaged in infrastructure-related operations, of which about half are engaged in infrastructure-related asset investments, one of the largest teams in the world. Total assets under management in this area are approx. US$51.5 billion (6.1 trillion yen).

* Data as of the end of September 2006.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

## Shinsei Bank to Open Kashiwa Financial Center

- Shinsei Branch Number 43 opens in front of JR Kashiwa Station -

Tokyo (Tuesday, April 10, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced the opening of a new branch, "Kashiwa Financial Center" (Kashiwa-city, Chiba Prefecture) on Monday, May 7, 2007. Following the opening, the bank will hold a promotional campaign at the branch from the same day until Saturday, June 30, 2007.

The "Kashiwa Financial Center" will be open for business six days a week, including Saturdays, from 11 a.m. to 7 p.m., and professional staff will provide not only account opening services, but also asset management consulting by proposing financial products that best meet the lifestyle and needs of customers. Customers living around Kashiwa-city will enjoy improved convenience through the opening of the Shinsei Financial Center at Kashiwa, a major commercial town of Chiba Prefecture, which is 30 kilometers away from Tokyo and whose population is approximately 400,000.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life". Shinsei Bank will continue to strive at developing products and services which offer value and convenience to our customers.



Exterior image of Kashiwa Financial Center

**【Shinsei Bank Kashiwa Financial Center】**

Official Name: Shinsei Bank Kashiwa Branch
Location: 1-4-3, Kashiwa, Kashiwa-city, Chiba
Opening date: Monday, May 7, 2007
Business hours: 11 a.m. to 7 p.m.
From Monday through Saturday
(Excluding public holidays)
Services provided: Account opening, asset management consulting, home mortgage consulting, and others

**【Shinsei Bank Kashiwa Financial Center Opening Campaign】**

Period: From Monday, May 7 to Saturday, June 30, 2007
Campaign:

1. The first 1,000 customers who open accounts will be given a QUO card worth 500 yen.
2. The first 1,000 customers to receive asset management consulting will be given a gift card worth 1,000 yen. (for customers who have 100,000 yen or more in their yen savings account)


Kashiwa SFC

*Customers who apply for campaign 1, may also apply for campaign 2. (one time only for both campaigns respectively during the campaign period)

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

## Shinsei Bank to Open Kashiwa Financial Center

- Shinsei Branch Number 43 opens in front of JR Kashiwa Station -

Tokyo (Tuesday, April 10, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced the opening of a new branch, "Kashiwa Financial Center" (Kashiwa-city, Chiba Prefecture) on Monday, May 7, 2007. Following the opening, the bank will hold a promotional campaign at the branch from the same day until Saturday, June 30, 2007.

The "Kashiwa Financial Center" will be open for business six days a week, including Saturdays, from 11 a.m. to 7 p.m., and professional staff will provide not only account opening services, but also asset management consulting by proposing financial products that best meet the lifestyle and needs of customers. Customers living around Kashiwa-city will enjoy improved convenience through the opening of the Shinsei Financial Center at Kashiwa, a major commercial town of Chiba Prefecture, which is 30 kilometers away from Tokyo and whose population is approximately 400,000.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life". Shinsei Bank will continue to strive at developing products and services which offer value and convenience to our customers.



Exterior image of Kashiwa Financial Center


Kashiwa SFC

**【Shinsei Bank Kashiwa Financial Center】**

| | |
|---|---|
| Official Name: | Shinsei Bank Kashiwa Branch |
| Location: | 1-4-3, Kashiwa, Kashiwa-city, Chiba |
| Opening date: | Monday, May 7, 2007 |
| Business hours: | 11 a.m. to 7 p.m.<br>From Monday through Saturday<br>(Excluding public holidays) |
| Services provided: | Account opening, asset management consulting, home mortgage consulting, and others |

**【Shinsei Bank Kashiwa Financial Center Opening Campaign】**

Period: From Monday, May 7 to Saturday, June 30, 2007
Campaign:

1. The first 1,000 customers who open accounts will be given a QUO card worth 500 yen.
2. The first 1,000 customers to receive asset management consulting will be given a gift card worth 1,000 yen. (for customers who have 100,000 yen or more in their yen savings account)

*Customers who apply for campaign 1, may also apply for campaign 2. (one time only for both campaigns respectively during the campaign period)

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code:8303 TSE First Section)

## Shinsei Bank Considers Strategic Exit from Mortgage Niche Market Through Sale of Life Housing Loan

Tokyo (Tuesday, April 10, 2007) - Shinsei Property Finance Co., Ltd., a subsidiary of Shinsei Bank, Limited ("Shinsei Bank") announced today that a basic, in principle, agreement has been reached with Sumitomo Trust & Banking Co., Ltd ("Sumitomo Trust") to sell its shares of Life Housing Loan, Ltd ("Life Housing Loan") to Sumitomo Trust, subject to fulfillment of final terms and conditions.

Although Shinsei Bank remains fully committed to growing its mortgage lending business, Life Housing Loan operates in a highly specialized niche market which is not central to the successful execution of the Bank's strategic business plan. Shinsei Bank has determined that, although Life Housing Loan has been performing well and remains a profitable business, there appear to be few additional synergies that may be generated between this subsidiary and other areas of the Bank going forward. Since Shinsei Bank continually strives to focus managerial and financial resources on those businesses which offer the largest profitable growth potential to the Bank, the decision was made to exit this business.

Shinsei Bank's President and Chief Executive Officer, Mr. Thierry Porté, stated, "Shinsei Bank remains fully committed to expanding its growing housing loan business offering innovative and value-adding solutions, such as the PowerSmart Housing Loan, through the Bank's retail banking franchise. We will continue to leverage our strong capital levels to proactively manage our business portfolio, both organically and through acquisitions and disposals to enhance sustainable long-term profitable growth based on a diversified three business pillar strategy, comprising Institutional Banking, Retail Banking and Consumer and Commercial Finance."

The sale price of Life Housing Loan, currently set at 25 billion yen, will be finalized upon completion of all necessary due diligence. Completion of the sale is expected to take place

in May 2007. The financial impact on Shinsei Bank on a consolidated and non-consolidated basis will be determined and announced upon completion.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

## Shinsei Servicer Received "Above Average" CMBS Primary Servicer Ranking from S&P

Tokyo (Wednesday, April 11, 2007) – Shinsei Bank, Limited ("Shinsei Bank") announced today that Shinsei Servicing Company ("Shinsei Servicer"), a subsidiary of Shinsei Bank, was newly assigned a CMBS Primary Servicer ranking of "Above Average (Outlook: Stable)" by Standard and Poor's ("S&P"). S&P's servicer rankings are broken down into five categories: "Strong," "Above average," "Average," "Below Average" and "Weak."

Shinsei Servicer will be added to S&P's "Selected Servicer List*" in CMBS category. This "Above Average" ranking reflects Shinsei Servicer's solid servicing track record, sound internal controls, excellent IT system, and reliable and transparent investor reporting.

Servicing is a key part of the securitization business including CMBS non-recourse loans. Shinsei Bank strives for the expansion of its business including securitization deals done by Shinsei Bank for itself and for its customers as well as third-party transactions done outside the Shinsei Bank Group, utilizing primary servicing capacity of Shinsei Servicer.

*List of Servicers who are assigned "Average" or above categories in S&P's servicer rankings.

<u>Information about Shinsei Servicer</u>

| | | | |
|---|---|---|---|
| Company Name | : Shinsei Servicing Company | | |
| Address | : 1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo | | |
| Established | : October 19, 2001 | | |
| Business License | : Ministry of Justice License No. 63 Permitted on January 21, 2002 | | |
| Capital | : JPY500 million | | |
| President | : Takehiko Goto | | |
| Cumulative Total Consigned Amount | : Approximately JPY 2,108 billion | | |
| URL | : http://www.shinseiservicing.com/sss-e-index.html | | |
| Ranking | :S&P | Residential Mortgage Primary Servicer Ranking (RPS) | Strong (Outlook: Stable) |
| | :Fitch | Residential Mortgage Primary Servicer Rating | RPS1-(JPN) |
| | | Commercial Mortgage Special Servicer Rating | CSS1-(JPN) |

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*
*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited

**Shinsei Bank to Exhibit Art Works of Ms. Mika Ninagawa at Omotesando Hills Financial Center**

**— the First anniversary of the Financial Center Opening —**

Tokyo (Wednesday, April 18, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that the Omotesando Hills Financial Center which is located on the third floor, Dojun Wing of Omotesando Hills will commemorate its first anniversary in May 2007, displaying photographic art works of Ms. Mika Ninagawa, a photographer, from Thursday, May 17, 2007 to mid September, 2007.

Ms. Mika Ninagawa, a photographer, and also a movie director, has presented such different genres of photographs as flowers, fish, landscape and fashion in photographic books, fashion magazines, and advertising, etc. Photographic art works of flowers and goldfish published in her photographic books will be displayed, and shown on the permanent LED screen as well at Omotesando Hills Financial Center.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life". To send out this "Color your life" message, art works are on display at Omotesando Hills Financial Center after its opening in May, 2006.

**Outline of the Art Exhibition at Shinsei Bank Omotesando Hills Financail Center**

Place: Omotesando Hills, Dojun Wing 3F, 12-10, Jingumae 4-Chome, Shibuya-ku, Tokyo

Period: Thursday, May 17 through mid September, 2007

Contents: Exhibition of 3 photographic art works of Ms. Mika Ninagawa, a photographer, at Omotesando Hills Financial Center

* Her photographic art works will be shown on the permanent LED screen as well during the period above.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

【Appendix】

**Photographic Art Works of Ms. Mika Ninagawa, scheduled to be exhibited at Omotesando Hills Financial Center**



Photograph: from a photographic book titled "Everlasting Flowers"
Size: 145.5 x 97.0 cm



Photograph: from a photographic book titled "Acid Bloom"
Size: 25.7 x 36.4 cm



Photograph: from a photographic book titled "Liquid Dreams"
Size: 72.8 x 103.0 cm

**Ms. Mika Ninagawa**

Born in 1972, Ms. Mika Ninagawa is Japan's most popular photographer. Her photographic style is one that is instantly identified by her versatile style and the drawing from various fields. Her work is highly acclaimed across the generations from teen fashion magazines to high-end commercial fashion and advertising.

At 2007 A/W Paris Collection, Celine dresses on which Mika Ninagawa's photography was printed were announced and it caught a massive attention of various savvy media and it became a big topic.

She is promoted by Tomio Koyama Gallery (www.tomiokoyamagallery.com), which introduced both Takashi Murakami and Yoshitomo Nara to the world. Her works are constantly exhibited and much loved by art collectors. Her film directorial debut, "SAKURAN" (http://www.sakuran-themovie.com) has been officially entered into the Berlinale Special section of the 57th Berlin International Film Festival. To coincide with the festival, she also held a photography exhibition at Arndt & Partner, which was extremely successful.

Her enthusiasm has gathered the attention of publishing houses, resulting in publication of one or two best selling photographic books every year for the past seven years. She relishes art direction and conceptual shoots and her well-thought out concepts come to life in vivid visuals and seemingly incongruous forms. She does not only specialize in portrait photography, but also in still life photography of flowers, goldfish and landscapes. Her influence resonates with the many followers who copy her styles and mimic her stance.

Official site
http://ninamika.com/ (PC) http://ninamika-m.com (Mobile)

Cooperation: Tomio Koyama Gallery
http://www.tomiokoyamagallery.com

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

## Shinsei Bank to Provide 24/7 ATM Services During the Golden Week Holidays

Tokyo (Thursday, April 19, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that its ATM services including deposits, withdrawals and balance inquiries during the Golden Week holidays (April 28 to May 6, 2007) will be available 24-hours-a-day free of charge, as usual to Shinsei *"PowerFlex"* customers at Shinsei Bank ATMs and Seven Bank ATMs (12,096 ATMs nationwide). For withdrawal at partner network ATMs by Shinsei "*PowerFlex*" cash card, Shinsei Bank will refund any fees charged.

Shinsei customers will also be able to make transactions via Internet Banking (Shinsei *PowerDirect*) and Call Center (Shinsei *PowerCall*) as usual, during the Golden Week holidays.

Shinsei Bank's services (Operate as usual, during the Golden Week holidays)

| | Available services | Operating hours |
|---|---|---|
| Shinsei Bank ATMs | Withdrawals, deposits, balance inquiries <free of charge> | |
| Internet Banking (Shinsei *PowerDirect*) | Accepting transaction applications (Yen and foreign currency deposits, investment trusts, stocks), account information inquiries, accepting transfer applications[1], etc. | **24 hours**[2] |
| Call Center (Shinsei *PowerCall*) | Accepting transaction applications (Yen and foreign currency deposits, investment trusts, debentures), account information inquiries, accepting transfer applications[1], request for materials, various changes to accountholder's information, inquiries, etc. | |

1. Transfer applications which are accepted from 14:30 on April 27, 2007 to 24:00 April 30, 2007 will be processed on May 1, 2007 and transfer applications which are accepted from 14:30 on May 2, 2007 to 24:00 May 6, 2007 will be processed on May 7, 2007.
2. Except for a regular maintenance time of ATMs and Internet Banking (Shinsei *PowerDirect*).
3. Please see appendix for further details about ATM services.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

【Appendix】

**ATM Operating Hours and Fees During the Golden Week Holidays**
**- For Shinsei *"PowerFlex"* cash card holders -**

<table>
<tr><th></th><th colspan="2">ATMs</th><th>Operating Hours</th><th>Fees</th></tr>
<tr><td rowspan="3">Shinsei Bank ATMs</td><td colspan="2">Shinsei Bank ATMs installed at Head Office and Branches<br>Other Shinsei Bank ATMs</td><td>24 hours</td><td rowspan="5">Free of charge</td></tr>
<tr><td colspan="2">Shinsei Bank ATMs installed at Tokyo Metro stations</td><td>5:00 - 24:00</td></tr>
<tr><td colspan="2">Keikyu Station Bank ATMs<br>(ATMs installed at Keihin Electric Express Railway stations, etc.)</td><td>6:00 - 24:00</td></tr>
<tr><td rowspan="5">Partner network ATMs</td><td colspan="2">Seven Bank ATMs<br>(ATMs installed at Seven-Eleven convenience stores, etc.)</td><td>24 hours</td></tr>
<tr><td rowspan="2">Japan Post Office ATMs</td><td>Deposit</td><td>Weekdays<br>7:00 - 21:00<br>Sat. & Sun. and Holidays<br>9:00 - 17:00<br>(Services not available on May 4, 5, and 6)</td></tr>
<tr><td>Withdrawal</td><td>Weekdays & Sat.<br>0:05 - 23:55<br>Sun. & Holidays<br>0:05 - 20:00<br>(From 7:00 on the following day of Sundays or holidays)<br>(Services not available on May 4, 5, and 6)</td><td rowspan="3">Fee is reimbursed later (substantially free of charge)</td></tr>
<tr><td>All City Banks[1] ATMs<br>Four Trust Banks[2] ATMs</td><td>Withdrawal</td><td>Weekdays<br>8:00 - 21:00<br>Sat. & Sun. and Holidays<br>9:00 - 17:00<br>(Services not available on May 3, 4, and 5)</td></tr>
<tr><td>Aozora Bank ATMs<br>Shokochukin Bank ATMs</td><td>Withdrawal</td><td>Weekdays<br>8:45 - 19:00<br>Sat. & Sun.<br>9:00 - 17:00<br>(Services not available on May 3, 4, and 5)</td></tr>
</table>

1. Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, and Saitama Resona

2. Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, and Mizuho Trust

* ATM operating hours are subject to change depending on the operating hours of the outlets at which they are installed.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

## Shinsei Bank Assents to "MOTTAINAI" Campaign

- Keynote speech by Professor Wangari Maathai, Nobel Peace Prize winner -

Tokyo (Thursday, April 26, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it has assented to "MOTTAINAI" Campaign, organized by Mainichi Newspapers "MOTTAINAI" Campaign Office, aiming at the conservation of the environment since April 2007.

"MOTTAINAI" Campaign aims at realizing a sustainable society and at creating a recycling society by rolling out the 3R's campaign (Reduce, Reuse and Recycle) to the worldwide extent. The campaign is led by Professor Wangari Maathai, Nobel Peace Prize winner, who was impressed with a spirit of "MOTTAINAI", Japanese word.

The keynote speech by Professor Wangari Maathai will be held at the head office of Shinsei Bank (Chiyoda-ku, Tokyo) on Wednesday, May 2, 2007. Furthermore, Shinsei Bank will take part in activities associated with the objective of this campaign such as producing envelopes with recycled papers.

**Keynote speech by Professor Wangari Maathai**

| | |
|---|---|
| Date: | 11 a.m. – Noon, Wednesday, May 2, 2007 |
| Venue: | Shinsei Bank, the head office building (1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo) |
| Contents: | "Green Belt Movement" (tree planting activity in Kenya) and "MOTTAINAI" Campaign |

* Application for this keynote speech has been already closed.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

【Attachment】

**Professor Wangari Maathai**

Born in 1940. Ex-Assistant Minister for the Environment of Kenya. Ph.D in Biology. To become a biologist, she took overseas education in the US. She came back to Kenya after graduating University of Pittsburgh with a master's degree. She was the first women from East Africa to receive a doctor's degree from University of Nairobi (Kenya),in 1971. In 1977, she started the "Green Belt Movement" (NGO), and so far, 30 million trees have been planted in Kenya through the movement. This movement greatly contributes to not only conserve the environment, but also bring people out of poverty, improve the status of women and support democratization of Kenya through her green activities. In 2002, she became a congressional representative by gaining overwhelming 98% of the votes, and has been in this position since 2003. In 2004, she was awarded the Nobel Peace Prize first for her contribution to sustainable development of the environment, and she was the first African woman to receive the award. Since 2005, when interviewed by Bureau Manager of the Mainichi Newspaper's Editorial Bureau, she has carried the word 'MOTTAINAI' as a universal language for conservation of the environment.

**"MOTTAINAI" Campaign**

It is environmental conservation activities which the Mainichi Newspapers, etc. started based on the proposal by Professor Wangari Maathai. The campaign is aimed at realizing a sustainable society and at creating a recycling society by rolling out the 3R's campaign (Reduce, Reuse and Recycle) to the worldwide extent. Recently, another R, meaning Respect (respect to nature and people) is included to reinforce and expand the meaning of the campaign. Mainichi Newspapers welcomed Professor Wangari Maathai as an honorable chairperson from March, 2005 and established MOTTAINAI Campaign Office in the company. Since then, Professor Wangari Maathai and other related people, organization and companies including Mainichi Newspapers are emphasizing to conserve the environment from the key word 'MOTTAINAI'.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

# Shinsei Bank Announces Assignment of Business from UNICO Corporation to Showa Leasing's Subsidiary S.S.Solutions Co., Ltd.

Tokyo (Friday, April 27, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced today that S.S.Solutions Co., Ltd. (Head Office: Nishi-ku, Sapporo City; President and Representative Director: Masaki Terada; hereafter, "S.S.Solutions"), a subsidiary of Shinsei Bank's consolidated subsidiary Showa Leasing Co., Ltd. (hereafter, "Showa Leasing"), today entered into a business transfer agreement with UNICO Corporation (Head Office: Nishi-ku, Sapporo City; Administrator: Toru Nagasawa; hereafter, "UNICO") under approval of the Tokyo District Court and was assigned UNICO's financial business based on the agreement.

As announced on February 22, 2007, this business assignment is based on a sponsorship agreement concluded between Shinsei Bank, Showa Leasing and UNICO on the date that is premised on UNICO transferring its business and assets.

1. Purpose of the business assignment

(1) Showa Leasing is a firm central to corporate financing in consumer and commercial finance business of the Shinsei Bank Group. With the general leasing operations of Showa Leasing at the core, automobile leasing operations (Showa Auto Rental & Leasing Co., Ltd.), rental operations centering on personal computers (Showa High-Tech Rent Co., Ltd.) and SME financing operations (Shinsei Business Finance Co., Ltd.) are launched via group companies.

(2) UNICO has filed a bankruptcy-reorganization plan in October 2006, and is now under corporate reorganization proceedings. It has a wide customer base and network through out Japan focusing on Hokkaido and Tokyo metropolitan areas, and operates consultation sales, value-added sales, and fee business which meet the customer needs.

(3) The expansion of new operating bases, including in Hokkaido, as a result of the business assignment from UNICO is anticipated to further reinforce Showa Leasing Group's operating and revenue bases and also lead to considerable synergies with each of the group companies. Through this, realization of Showa Leasing Group's Vision "To quickly deliver financial solutions centering on leases" will be pursued.

2. Profile of S.S.Solutions

Please refer to the attachment

3. Profile of UNICO

Please refer to the attachment

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of December 2006). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

【Attachment】

**Corporate Profile (S.S.Solutions Co., Ltd.)**

| | |
|---|---|
| Company Name | S.S.Solutions Co., Ltd. |
| Address | 6-23, NijyuYonken 2-Jyo 4-Chome, Nishi-ku, Sapporo city |
| Established | July, 1993 |
| Paid-in Capital | 510 Million |
| Numbers of Employees | 77 (including employees expected join in May 1, 2007) |
| Representative | President and Representative Director Masaki Terada |
| Description of Business | Leasing business for movable assets, act as an agent for leasing assets purchased by installment<br>Financial Services, Money claim transactions |
| Offices | Head Quarter (Sapporo)<br>Tokyo Branch (Minato-ku, Tokyo)<br>Osaka Branch (Osaka)<br>Fukuoka Branch (Fukuoka) |
| Shareholder | Showa Leasing Co., Ltd. (100%) |

**Corporate Profile (UNICO CORPORATION)**

| | |
|---|---|
| Company Name | UNICO CORPORATION |
| Address | 6-23, NijyuYonken 2-Jyo 4-Chome, Nishi-ku, Sapporo city<br>Unico Building |
| Established | February, 1973 |
| Paid-in Capital | 656.09 Million |
| Beginning date of corporate reorganization proceedings | November 30, 2006 |
| Representative | Administrator Toru Nagasawa |
| Numbers of Employees | 87 (as of November 30, 2006) |
| Description of Business | Sales, Installment Sales and Lease mechanical equipments mainly of constructing equipment and environment related equipments |
| Offices | Head Quarter/Sapporo Branch (Sapporo)<br>Tokyo Office (Minato-ku, Tokyo)<br>Tohoku Branch (Sendai)<br>Nagoya Branch (Nagoya)<br>Osaka Branch (Osaka)<br>Kyushu Branch (Fukuoka)<br>Doutou Satellite Office (Obihiro)<br>Asahikawa Satellite Office (Asahikawa) |

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

**Basic Policy on Lowering of Minimum Trading Units**

Tokyo (Wednesday, May 9, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced today that it currently does not think it necessary to lower the minimum trading units right away, taking into consideration the Bank's current level of share price, the total number of shareholders, and liquidity of Shinsei Bank shares as well as cost effectiveness.

Shinsei Bank will, however, continue reviewing this issue as appropriate, taking into consideration trends of various factors related to Shinsei Bank shares as well as investor needs.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

# Dividend payment from Retained Earnings

Tokyo (May 9, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that the Board of Directors approved on May 9, 2007, to pay dividends from retained earnings as of the reference date, March 31, 2007.

1. Details of the dividends (Common shares)

| | Amount Approved | Latest Dividend Forecast (Announced on November 15, 2006) | Actual Payment in the Previous Year (For the term ended March 31, 2006) |
|---|---|---|---|
| Reference Date | March 31, 2007 | Same as on the left | March 31, 2006 |
| Dividend Amount per Share | 1.00 yen | 1.66 yen | 1.48 yen |
| Total Dividend Amount | 1,377 million yen | - | 2,010 million yen |
| Effective Date | May 30, 2007 | - | June 8, 2006 |
| Source of Dividends | Retained Earnings | - | Retained Earnings |

2. Rationale
Shinsei Bank revised the year-end dividend amount of common shares from the latest forecast, taking into consideration the financial results for Fiscal Year 2006 announced on May 9, 2007 (Non-consolidated net loss of 41.9 billion yen). As for the preferred shares, the Board of Directors approved to pay dividends as the latest forecast. (6.50 yen for Class A preferred shares and 2.42 yen for Class B preferred shares)

(Reference) Breakdown of annual dividends (Common shares)

| | Dividend Amount per Share | | |
|---|---|---|---|
| Reference Date | Half-year end | Year-end | Year total |
| Actual Payment for Fiscal Year 2006 | 1.66 yen | 1.00 yen | 2.66 yen |
| Actual Payment for Fiscal Year 2005 | 1.48 yen | 1.48 yen | 2.96 yen |

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*
*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Shinsei Bank Announces the approval of Stock Acquisition Rights Issuance as Stock Options

Tokyo (Wednesday, May 9, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced today that the Board of Directors approved on May 9, 2007, the 17th and 18th issuance of Stock Acquisition Rights based on the resolution adopted in accordance with Articles 238 and 239 of the Corporation Act at the 6th annual general meeting of shareholders (the "Annual Shareholders' Meeting") held on June 27, 2006. The details are as follows:

| | | 17th | 18th |
|---|---|---|---|
| 1 | Issue date of Stock Acquisition Rights : | May 25, 2007 | |
| 2 | Total number of Stock Acquisition Rights to be issued (Number of shares that can be purchased thorough the exercise of 1 Stock Acquisition Right:1,000) : | 6,000 Stock Acquisition Rights (Maximum) | 6,000 Stock Acquisition Rights (Maximum) |
| | | (Cap total 6,000 stock Acquisition Rights) | |
| 3 | Class and number of shares that can be purchased through the exercise of 1 Stock Acquisition Rights : | 6,000,000 Common shares of the Bank (Maximum) | 6,000,000 Common shares of the Bank (Maximum) |
| | | Cap total of 17th and 18th Stock Acquisition Rights is 6,000,000 Common shares of the Bank. The concrete number should be determined on May 25, 2007 | |
| 4 | Payment amount for Stock Acquisition Rights : | Free of charge. Payment is not required. | |
| 5 | Value of property payable for exercise of stock acquisition rights (the "Exercise Price") : | To be determined on May 25, 2007 | |
| 6 | The increase of capital and capital reserve in case of the issuance of shares for the exercise of Stock Acquisition Rights : | (1) In case of the issuance of shares for the exercise of stock option, a half of the amount of the maximum amount of increase of capital and the like which shall be calculated in accordance with Article 40, Paragraph 1 of the Regulations for the Corporation Accounting shall be capitalized (any amount less than 1 yen that arises by the calculation is rounded up and capitalized).<br>(2) In case of the issuance of shares for the exercise of stock option, the amount of the increased capital reserve shall be the amount obtained by deducting the capitalized amount prescribed in (1) above from the maximum amount of increase of capital and the like prescribed in (1) above. | |
| 7 | Number of people to whom Stock Acquisition Rights are offered and their details : | Directors, Statutory Executive Officers and employees of the Bank | Statutory Executive Officers and employees of the Bank |
| | | (The concrete number of people should be determined on May 25, 2007.) | |
| 8 | Exercise Period of Stock Acquisition Rights | From June 1, 2009 to May 8, 2017 | From June 1, 2007 to May 8, 2017 |
| 9 | Conditions for Exercising Stock Acquisition Rights : | Basically the Stock Acquisition Rights holders may exercise their rights between June 1, 2009 and May 31, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights , however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights". | Basically the Stock Acquisition Rights shall be exercised after June 1, 2009 and also the Stock Acquisition Rights holders may exercise their rights between June 1, 2009 and May 31, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights". |

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 23, 2006

(2) Resolution date of the Annual Shareholders' Meeting: June 27, 2006

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Notice on Issuance of Stock Acquisition Rights as Stock Options

Tokyo (Wednesday, May 9, 2007) --- Shinsei Bank, Limited ("Shinsei Bank" or the "Bank") today announced that the Board of Directors resolved on May 9, 2007, to submit a proposal to an annual general shareholders' meeting of the Bank held on June 20, 2007, authorizing the Board of Directors to determine the terms and conditions of the offering of the Stock Acquisition Rights as stock options (the "Stock Acquisition Rights") without consideration pursuant to the provisions of Articles 238 and 239 of the Corporation Act.

1. Rationale for making the offering without the payment of money

The Stock Acquisition Rights shall be issued to directors, statutory executive officers and employees of Shinsei Bank and its subsidiaries as well as its senior advisors free of charge for the purpose of improving their morale and willingness to improve the performance, thus increasing the corporate value of the Bank group.

The Board of Directors of the Bank may issue Stock Acquisition Rights which have different exercise periods and exercise conditions within the scope approved in "3. Terms for the offering of Stock Acquisition Rights" below.

2. Persons receiving Stock Acquisition Rights

Up to 9,000 Stock Acquisition Rights shall be allocated to directors, statutory executive officers and employees of the Shinsei Bank and its subsidiaries as well as its senior advisors.

3. Terms for the offering of Stock Acquisition Rights

(1) Maximum number of Stock Acquisition Rights to be offered

Up to 9,000

(2) Content of Stock Acquisition Rights to be offered

I Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights

One thousand (1,000) common shares of Shinsei Bank per Stock Acquisition Right

If the Bank carries out a stock split, reverse stock split or a stock allocation made free of charge, then the number of shares that can be purchased through the exercise of Stock Acquisition Rights shall be adjusted in accordance with the following formula. Provided, however, that such adjustments shall be made only to the number of shares that can be purchased through the exercise of Stock Acquisition Rights that have not yet been exercised at the time of such stock split, reverse stock split or stock allocation made free of charge and any fractional shares less than one (1) share that may result from such adjustments shall be rounded off.

Number of shares after adjustment = number of shares before adjustment x ratio of split, reverse split or allocation made free of charge

Furthermore, if the Bank merges with another company and is the surviving company, if the Bank acquires all of the issued shares of another company through share exchange and the Bank becomes its 100% parent company, if the Bank spins off its business to establish a new company (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company (*kyuushuu bunkatsu*) or acquires all or part of rights and obligations of another company concerning its business through *kyuusyuu bunkatsu*, the Bank may adjust the number of shares that can be obtained through the exercise of Stock Acquisition Rights as considered necessary.

II Value of property payable for the exercise of Stock Acquisition Rights

The value of property (limited to money) for one Stock Acquisition Right payable upon exercising Stock Acquisition Rights shall be the amount calculated by multiplying the payment amount per share as stipulated below (the "Exercise Price") and the number of common shares of the Bank that can be purchased through the exercise of one Stock Acquisition Right as determined in I above.

The Exercise Price shall be the average value of the closing price of Shinsei Bank's common shares on the Tokyo Stock Exchange in the 30 trading days commencing 45 trading days immediately preceding the day that is immediately after the date of allocation of Stock Acquisition Rights (excluding days on which no transactions are concluded) and rounded up to the nearest yen. However, if said value is lower than the closing price on the allocation date, the closing price of the allocation date itself shall be the Exercise Price.

If the Bank issues shares at a price lower than market value in a stock split, reverse stock split or allotment to shareholders after the date of issuance of the Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any amount less than 1 yen that arises as a result of such adjustments shall be rounded up.

$$\text{The Exercise Price after adjustment} = \text{The Exercise Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of new shares to be issued} \times \text{Payment amount per share}}{\text{Share price before split, reverse split, new issuance}}}{\text{Number of outstanding shares} + \text{number of increase in shares as a result of split / new issuance}}$$

(In the case of reverse stock split, the number of outstanding shares minus the number of shares merged)

Furthermore, if the Bank merges with another company and is the surviving company, if the Bank acquires all of the issued shares of another company through share exchange and becomes its 100% parent company, if the Bank spins off its business to establish a new company (*shinsetsu bunkatsu*) or if the Bank spins off its business to an existing company (*kyuushuu bunkatsu*) or acquires all or part of rights and obligations of another company concerning its business through *kyuusyuu bunkatsu*, the Bank may adjust the Exercise Price as considered necessary.

III Exercise Period of Stock Acquisition Rights

The Board of Directors shall determine the exercise period of Stock Acquisition Rights to be within the period from the allocation date of Stock Acquisition Rights to June 23, 2018.

IV Conditions for exercising Stock Acquisition Rights

(i) In case a Stock Acquisition Rights holder dies and their legal heir completes the succession procedures within the period fixed by Shinsei Bank, Stock Acquisition Rights may be inherited by the legal heir of the Stock Acquisition Rights holder.

(ii) Stock Acquisition Rights may not be pledged as collateral or disposed of in any other way.

(iii) Other conditions shall be stipulated in the "Agreement on the grant of Stock Acquisition Rights" to be entered into between the Bank and Stock Acquisition Rights holders who are entitled to the allotment of Stock Acquisition Rights based on the resolution of this General Meeting of Shareholders and the Meeting of Board of Directors of the Bank to be held subsequently.

V Matters related to the increase of capital and capital reserve in case of the issuance of shares for the exercise of Stock Acquisition Rights

(i) In case of the issuance of shares for the exercise of stock option, a half of the amount of the maximum amount of increase of capital and the like which shall be calculated in accordance with Article 40, Paragraph 1 of the Regulations for the Corporation Accounting shall be capitalized (any amount less than 1 yen that arises by the calculation is rounded up and capitalized).

(ii) In case of the issuance of shares for the exercise of stock option, the amount of the increased capital reserve shall be the amount obtained by deducting the capitalized amount prescribed in (i) above from the maximum amount of increase of capital and the like prescribed in (i) above.

VI Restrictions on the assignment of Stock Acquisition Rights

Any assignment of Stock Acquisition Rights shall be subject to the approval of the Board of Directors of Shinsei Bank.

VII Acquisition of Stock Acquisition Rights

(i) If the annualgeneral shareholders' meeting approves a merger agreement in which Shinsei Bank becomes a dissolving company, or if the annual general shareholders' meeting of Shareholders approves a proposal to approve a stock exchange agreement or stock transfer plan, and the Board of the Directors of Shinsei Bank resolves that the Bank acquires the Stock Acquisition Rights at the date of acquisition, the Bank acquires Stock Acquisition Rights without charge.

(ii) If persons who received Stock Acquisition Rights fall into a situation in which he or she cannot exercise Stock Acquisition Rights, such as where he or she does not satisfy the conditions stipulated in the "Agreement on the grant of Stock Acquisition Rights", and the Board of the Directors of the Bank resolves that the Bank acquires such Stock Acquisition Rights with the date of acquisition, the Bank acquires such Stock Acquisition Rights without charge.

VIII Stock Acquisition Rights granted via reorganization

In case Shinsei Bank becomes a dissolving company as a result of a merger, the Bank spins off its business to an existing company (*kyuushuu bunkatsu*), the Bank spins off its business to establish a new company (*shinsetsu bunkatsu*), the Bank executes a share or a share transfer, then Stock Acquisition Rights of the surviving company after such merger, the company newly established by such merger, the company which succeeds the rights and duties of the business through *kyuushuu bunkastu*, the company newly established by *shinsetsu bunkatsu*, the company which becomes its parent company through a share exchange or the company newly established by share transfer may be granted in place of Stock Acquisition Rights based on an agreement on *kyuushuu gappei*, agreement on *shinsetsu gappei*, agreement on *kyuushuu bunkatsu*, plan for *shinsetsu bunkatsu*, agreement on share exchange or plan for share transfer.

In this case, the conditions of Stock Acquisition Rights to be granted shall be determined in accordance with the following.

(i) Shares that can be purchased through the exercise of Stock Acquisition Rights

Same class of shares of the surviving company after such merger, the company newly established by such merger, the company which succeeds rights and duties of the business through *kyuushuu bunkastu*, the company newly established by *shinsetsu bunkatsu*, the company which becomes its parent company through share exchange or the company newly established by share transfer.

(ii) Number of shares that can be purchased through the exercise of Stock Acquisition Rights

To be adjusted in accordance with the ratio of merger, company split, share exchange or share transfer. With regard to shares to be granted to the person who exercised Stock Acquisition Rights, any shares less than 1 share that arises as a result of such adjustments shall be rounded down.

(iii) Value of property payable for exercise of Stock Acquisition Rights (Exercise Price)

To be adjusted in accordance with the ratio of merger, company split, share exchange or share transfer. Any amount less than 1 yen that arises as a result of such adjustments shall be rounded up.

(iv) Exercise period of Stock Acquisition Rights, exercise conditions of Stock Acquisition Rights, reasons for the company to acquire Stock Acquisition Rights

To be determined in the merger agreement, agreement on *kyuushuu bunkatsu*, plan for *shinsetsu bunkatsu*, agreement on share exchange or plan for share transfer.

(v) Restrictions on the assignment of Stock Acquisition Rights

Any assignment of Stock Acquisition Rights shall be subject to approval of the Board of Directors of the company which grants Stock Acquisition Rights.

(3) Payment amount for Stock Acquisition Rights

To be issued free of charge. Payment is not required.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

For Immediate Release

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Shinsei Bank to Set a Facility for the Purchase of Class A Preferred Shares

Tokyo (Wednesday, May 9, 2007) --- Shinsei Bank, Limited (the "Bank") today announced that the Board of Directors approved on May 9, 2007, a proposal to be submitted to the 7th annual general meeting of shareholders (the "Annual Shareholders' Meeting") scheduled on June 20, 2007, authorizing the Bank to purchase Class A preferred shares pursuant to Article 156 of the Corporation Act.

Shinsei Bank has no immediate plans to purchase Class A preferred shares but wishes to have the financial flexibility to continue the resolution of public funds taking into consideration market conditions, share price levels and capital ratios, amongst other factors.

"We remain committed to both maintaining strong capital ratios to support our growth plans while retaining the financial flexibility to allow the eventual resolution of public funds to the benefit of all our stakeholders" stated Mr. Thierry Porté, President and Chief Executive Officer of Shinsei Bank.

The main details of the proposed purchase are as follows:

| | |
|---|---|
| (1) Type of shares to be purchased: | Class A preferred shares |
| (2) Number of shares to be purchased: | Up to 74,528,000 Class A preferred shares |
| (3) Total amount of purchase | Up to 225.0 billion yen |
| (4) Available period for purchase: | From the closing of the 7th Annual Shareholders' Meeting to be held on June 20, 2007 to one business day before their mandatory conversion date of April 1, 2008. |

Note: The share purchase stated above will be made under the condition that the proposal of "Acquisition of Treasury Shares" be approved at the 7th Annual Shareholders' Meeting to be held on June 20, 2007.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 31, 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

# Shinsei Bank Announces Financial Results for Fiscal Year 2006

## Consolidated Net Loss of 60.9 Billion Yen Reflects Legislative and Market Changes in the Japanese Consumer Finance Industry

### Consolidated Net Income of 72.0 Billion Yen Forecast for Fiscal Year 2007

Tokyo (May 9, 2007) — Shinsei Bank, Limited ("Shinsei Bank") today announced a reported net loss of 60.9 billion yen on a consolidated basis for the fiscal year ended March 31, 2007. This result is largely in line with the financial forecast announced by the Bank on April 3, 2007.

Shinsei Bank's Fiscal Year 2006 financial results have been substantially impacted by provisions and charges related to Shinsei Bank's consumer finance business[1] as a direct result of the significant legislative and market changes affecting that industry. These provisions and write-offs are largely non-recurrent in nature and should allow the Bank to return to profitable growth from fiscal year 2007 onwards.

*"Fiscal Year 2006 has been a challenging year for Shinsei Bank, as we saw significant changes in the legislative and market environment. We have proactively addressed these changes, and believe our swift and decisive action will place us in a favorable position to take advantage of future opportunities and restore our business to profitable growth," said Thierry Porté, President and Chief Executive Officer of Shinsei Bank.*

### Highlights of Fiscal Year 2006 Consolidated Financial Results[2]

*(All figures compared to Fiscal Year 2005)*

**Revenues** declined 2.0% to 268.3 billion yen, largely due to the impact of Shinsei Bank's share of consumer finance affiliate Shinki Co., Ltd.'s ("Shinki") net loss for the year, amounting to 14.6 billion yen.

**General and administrative expenses** increased 10.3% to 149.9 billion yen due mainly to increased product and customer support required for business expansion in all three business pillars.

**Net credit costs** increased 72.0% to 51.9 billion yen mainly due to higher credit provisions in Shinsei Bank's consumer finance subsidiary APLUS Co., Ltd. ("APLUS") relating primarily to delays in collections, stricter credit reserving policy and provisions for reimbursement of excess interest payments.

Shinsei Bank's financial results for fiscal year 2006 were impacted by **impairment of goodwill and intangible assets** associated with the acquisition of APLUS and restructuring costs related to the transformation of APLUS' business activities. In fiscal year 2006, Shinsei Bank recorded impairment of goodwill and intangibles assets of 95.1 billion yen.

In Fiscal 2006, Shinsei Bank also recorded costs related to potential **losses from the reimbursement of excess interest payments** of 9.9 billion yen[3], and recognized 6.4 billion yen for a voluntary retirement program and other **restructuring costs** at APLUS.

As a result, **net loss for fiscal year 2006** amounted to 60.9 billion yen, compared with net income of 76.0 billion in the previous fiscal year.

[1] Shinsei Bank's consumer finance business encompasses its 68.9% owned subsidiary APLUS Co., Ltd., which in turn owns 97.3% of Zen-Nichi Shinpan Co. Ltd., and its 36.4% stake in equity-method affiliate Shinki Co., Ltd.
[2] Management Accounting Basis
[3] The remaining 1.6 billion yen of losses from reimbursement of excess interest payments are included in net credit costs.

**Cash basis consolidated net income,** which was not impacted by the impairment of goodwill and intangible assets, totaled 35.3 billion yen for the fiscal year ended March 31, 2007 as compared to 101.9 billion yen for the prior year.

On a **non-consolidated basis** Shinsei Bank posted a net loss of 41.9 billion yen due to the significant charges arising from the impairment and valuation allowances relating to investments in APLUS and Shinki. As a result, the Bank did not meet the net income target for fiscal year 2006 stipulated in its Revitalization Plan.

**Total loans and bills discounted balance** increased 25.9% to 5,146.3 billion yen at March 31, 2007 as compared to 4,087.5 billion yen at March 31, 2006.

**Total deposits**, including negotiable certificates of deposit, increased 1,349.1 billion yen, or 33.1%, to 5,420.9 billion yen at March 31, 2007, compared with March 31, 2006.

At March 31, 2007, Shinsei Bank's **Tier 1 and Total Capital adequacy ratios**, Basel II basis, were 8.1% and 13.1%, respectively.

The Bank's **non-performing loans ("NPLs")** under the Financial Revitalization Law as of March 31, 2007 were 27.9 billion yen, a decline of 14.6 billion yen as compared to the end of the previous fiscal year. NPLs represented 0.5% of total claims outstanding at March 31, 2007 on a non-consolidated basis.

**Institutional Banking** business earned revenue of 117.3 billion yen, an increase of 0.5 billion yen over the previous fiscal year. Real estate finance, corporate lending and credit trading, both in Japan and overseas, performed strongly but capital markets and securitization business faced a more challenging year due to weaker customer flows and volatility in the markets which negatively impacted the growth initiatives for the business. Ordinary business profit after net credit recoveries totaled 77.8 billion yen, a 4.1 billion yen decline over the previous fiscal year.

**Consumer and Commercial Finance** business generated total revenue of 112.2 billion yen, 7.5 billion yen lower than the previous fiscal year mainly due to the net loss associated with Shinsei Bank's affiliate, Shinki, which was partly offset by higher revenues in APLUS and the Commercial Finance businesses. Ordinary business loss after net credit costs totaled 9.8 billion yen, compared to a 24.6 billion yen ordinary business profit after net credit costs in fiscal 2005, partly due to significant credit provisions related to APLUS.

**Retail Banking** business generated revenue of 36.1 billion yen, 6.2 billion yen lower than in fiscal year 2005. Although savings and time deposits as well as mutual fund products continued to grow steadily, weaker demand for structured deposits adversely impacted revenue growth. Ordinary business loss after net credit costs for the fiscal year was 1.6 billion yen as compared to ordinary business profit after net credit costs of 7.2 billion yen the previous fiscal year.

## Fiscal Year 2007 Forecast

We consider the impairment of goodwill and intangible assets in fiscal year 2006 to be non-recurrent in nature and not to affect Shinsei Bank's business operations or future prospects. Shinsei Bank forecasts consolidated net income of 72.0 billion yen for fiscal year 2007, as compared to a consolidated net loss of 60.9 billion yen in fiscal year 2006.

## REVIEW OF FISCAL YEAR 2006

### Financial Review

**Income Statement:**
For the fiscal year ended March 31, 2007, Shinsei Bank reported total revenue of 268.3 billion yen, a decline of 5.3 billion yen as compared to the previous fiscal year.

The primary factor contributing to the decline in total revenue was Shinsei Bank's equity in the non-consolidated net loss of its equity-method affiliate, Shinki, amounting to 14.6 billion yen, net of consolidation adjustments, which is included in total revenue. Shinki's non-consolidated net loss was due primarily to provisions for potential losses from the reimbursement of excess interest payments and related loan losses. In addition, during fiscal year 2006 revenues from structured deposits in Retail Banking and capital markets activities in Institutional Banking were lower than in the preceding year.

General and administrative expenses for fiscal year 2006 were 149.9 billion yen, an increase of 14.0 billion yen, or 10.3%, as compared to the previous fiscal year. The increase was due mainly to increased product and customer support required for business expansion in each of the three pillars of the Bank's business as well as to the addition of 4.8 billion yen in expenses related to the newly-acquired consumer finance company, Zen-Nichi Shinpan.

Net credit costs were 51.9 billion yen for the fiscal year ended March 31, 2007, as compared to 30.1 billion yen for the previous fiscal year. The increase in net credit costs was attributable to higher, largely non-recurring, credit provisions in APLUS. It recorded 49.1 billion yen in total credit costs, an increase of 18.6 billion yen from a year ago, relating primarily to delays in collections, stricter credit reserving policy necessitated by the change in the Money Lending Business Law and provisions for reimbursement of excess interest payments with respect to interest charged in the so-called "grey zone".

Taxes and other charges for the fiscal year ended March 31, 2007 amounted to 106.6 billion yen. Shinsei Bank's financial results for fiscal year 2006 were impacted by an impairment of goodwill and intangible assets associated with the acquisition of APLUS and restructuring costs incurred related to transformation of APLUS' business activities. A fair value of equity was determined for APLUS using the discounted cash flow methodology based on a 10 year cash flow projection, a terminal value based on a perpetual growth rate of 2.0% and a discount rate of 9.5%. The fair value of equity calculation resulted in a total goodwill and intangible assets impairment of 95.1 billion yen. In addition, the Bank incurred 'grey zone' related costs of 9.9 billion yen related to APLUS (including its subsidiary Zen-Nichi Shinpan), as well as 6.4 billion in charges related to a voluntary retirement program and other restructuring initiatives. Taxes and other charges also included minority interests in subsidiaries of 16.6 billion yen partly offset by net tax benefits of 21.3 billion yen which include 16.2 billion relating to the reversal of deferred tax liabilities associated with the impairment of intangible assets.

As a result, net loss for fiscal year 2006 amounted to 60.9 billion yen, compared with net income of 76.0 billion in the previous fiscal year.

**Non-Consolidated Basis Net Loss:**
Shinsei Bank also announced a non-consolidated basis net loss of 41.9 billion yen for the fiscal year ended March 31, 2007. The impairment of and valuation allowances for investments in APLUS and Shinki adversely impacted Shinsei Bank's non-consolidated financial results. As a result, the Bank did not meet the net income target for fiscal year 2006 stipulated in its Revitalization Plan.

**Impairment of Investments and Valuation Allowances (Impacts Non-Consolidated Financials):**

A fair value of Shinsei Bank's investment in APLUS was assessed which resulted in a preferred shares investment impairment of 98.0 billion yen. Additionally, a valuation allowance for APLUS and Shinki common shares was assessed at 9.2 billion yen and 6.6 billion yen, respectively.

**Balance Sheet:**
Total loans and bills discounted balance increased 25.9% to 5,146.3 billion yen at March 31, 2007 as compared to 4,087.5 billion yen at March 31, 2006. During the fiscal year, Shinsei achieved loan growth across all three business pillars. Corporate loans increased 4.7% to 2,985.5 billion yen, non-recourse real estate finance loans increased 66.8% to 769.5 billion yen, loans to retail customers, including lending to high net worth individuals, grew 29.5% to 639.5 billion yen and loans to consumer and

commercial finance customers increased 13.8% to 424.9 billion yen.

Total deposits, including negotiable certificates of deposit, increased 1,349.1 billion yen, or 33.1%, to 5,420.9 billion yen at March 31, 2007, compared with March 31, 2006. Retail deposits, including deposits from high net worth individuals, grew 470.3 billion yen, or 15.2%, during fiscal year 2006 as compared to the same period a year ago and exceeded 3.5 trillion yen at March 31, 2007. As a result, retail funding represented 64.6% of total customer deposits and debentures at March 31, 2007.

**Capital Ratios:**
As of March 31, 2007, Shinsei Bank's Tier 1 and Total Capital adequacy ratios, Basel II basis, were 8.1% and 13.1%, respectively.

**Non-Performing Loans:**
Shinsei Bank's NPLs under the Financial Revitalization Law as of March 31, 2007 were 27.9 billion, a decline of 14.6 billion yen as compared to the same period last year. NPLs were 0.5% of total claims outstanding at March 31, 2007 on a non-consolidated basis.

**Dividends:**
As approved by the Board of Directors on May 9, 2007, Shinsei Bank will pay a dividend to its common shareholders of 1.00 yen per share, as compared to 1.48 yen per share a year ago.

**Business Line Results:**
Shinsei Bank continues to expand its businesses and broaden its customer base through its three business pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. During the year, the Bank saw growing interaction between the various businesses within each of the pillars, leading to a significant increase in synergies in terms of business enhancing cross-sales and referrals, joint business ventures and cost-saving opportunities.

**Institutional Banking**
In Institutional Banking, the product specialists and relationship managers worked closely together to increase the number of products per customer. Corporate lending increased as former customers returned and provided the Bank opportunities to offer them new solutions. Relationships with regional banks, with whom the business works as partners, continued to strengthen. The Institutional Banking business continues to forge long-standing relationships with its real estate customers. The Japanese public sector has been showing strong potential as the Bank offers them various innovative solutions.

During fiscal year 2006, the Institutional Banking business earned revenue of 117.3 billion yen, an increase of 0.5 billion yen compared to the previous year. The business made strong progress in real estate finance and corporate loan portfolio growth as well as in both the domestic and international credit trading business. We also continue to see considerable growth opportunities through focused sales efforts of capital markets products to our institutional client base — through both Shinsei Bank and Shinsei Securities — and this continues to be a central strategy for the Institutional Banking business. However, uneven markets and some regulatory tightening limited customer flows. The securitization business experienced oversupply in the market while volatility in the equity and fixed income markets challenged the rest of the capital markets business. General and administrative expenses for the period increased 3.8 billion yen to 43.4 billion yen, reflecting our continued investment in expanding our capital markets product and sales capability. Net credit recoveries for the period of 4.0 billion yen were partly attributable to an improvement in the credit ratings of several debtors. As a result, ordinary business profit after net credit recoveries totaled 77.8 billion yen, a 4.1 billion yen decline over last fiscal year.

**Consumer and Commercial Finance**
The Consumer and Commercial Finance business provides consumer finance, commercial finance and specialty property finance for both consumers and small businesses. This business has been built up through the acquisition of a number of subsidiaries which now form an integral part of the Shinsei Bank Group with a dedicated team providing operational and managerial direction to each subsidiary to leverage core competencies and intra-bank synergies.

The legislative and market changes during the year had a significant impact on the financial performance of the Bank's Consumer Finance subsidiary, APLUS, and 36.4% owned affiliate, Shinki. Overall financial performance of Commercial Finance businesses remains strong. Showa Leasing

continues to deepen its relationships with Small and Medium-sized Enterprise customers by offering them additional products from other areas of the Bank.

The Consumer and Commercial Finance business generated total revenue of 112.2 billion yen in the fiscal year 2006. This amount is 7.5 billion yen lower than a year ago mainly due to net loss of 14.6 billion associated with Shinsei Bank's affiliate, Shinki. This loss was partly offset by higher revenues in APLUS and Commercial Finance businesses. General and administrative expenses increased 7.7 billion yen to 68.1 billion yen, partly due to 4.8 billion yen in expenses relating to Zen-Nichi Shinpan, a newly-acquired subsidiary of APLUS.

Net credit costs during the fiscal year 2006 increased 19.2 billion yen to 53.8 billion yen due to higher credit provisions in APLUS amounting to 49.1 billion yen relating primarily to delays in collections and stricter credit reserving policy necessitated by the change in the Money Lending Business Law and provisions for reimbursement of excess interest payments.

**Retail Banking**
In Retail Banking, the business continues to expand its product range and enhance consultation services for retail customers while working closely with Institutional Banking to better serve the needs of its customers, including high net worth individuals. Furthermore, the Retail Bank and APLUS are working together to offer new products and services such as the new Shinsei Credit Card launched in March 2007. The retail customer base continues to grow at a significant rate, reaching over 1.9 million accounts at the end of March 2007, an increase of over 276,000 since March 2006. The Bank continued to launch new products such as the *Power Step-up Yokin*, an extendable yen time deposit, and the Emerging Currency Bond Fund, a publicly-offered domestic investment trust that invests in emerging market fixed-income securities and investment products through Shinsei Bank's partnership with UTI Asset Management Company Pvt., Ltd. ("UTI"). New branches have been opened in Omotesando and Nihombashi and the Bank has also expanded its ATM network.

During the period under review, although savings and time deposits as well as mutual fund products continued to grow steadily, weaker demand for structured deposits following the Bank of Japan's change in interest rate policy adversely impacted revenue growth. In fiscal year 2006, the Retail Banking business generated revenue of 36.1 billion yen, 6.2 billion yen lower than the previous fiscal year. The increase in general and administrative expenses of 2.9 billion yen to 37.7 billion yen relates to the full impact of retail banking facilities established in the prior fiscal year, increased investments in new technology systems and customer driven transaction activities. Ordinary business loss after net credit costs for the period was 1.6 billion yen as compared to ordinary business profit after net credit costs of 7.2 billion yen in the previous fiscal year.

In August 2006, Shinsei Bank was once again ranked No. 1 in a customer satisfaction survey by the Nihon Keizai Shimbun and in June 2006, the Bank was recognized as "Best Retail Bank in Japan" by The Asian Banker for the second consecutive year and awarded the "Excellence in Internet Award" for the Asia-Pacific region by the same publication.

**ALM / Corporate / Other**
ALM, Corporate and Other primarily includes results of corporate treasury activities, inter-company adjustments, and corporate level expenses. In fiscal year 2006 ordinary business profit after net credit costs was nil.

## Fiscal Year 2006 Business Highlights

**Business Expansion**

- In April 2006, Shinsei Bank reached an agreement to form a 50/50 joint venture with Macquarie Bank to focus exclusively on advisory services relating to the acquisition and management of assets with long-term stable cash flows in infrastructure and related sectors in Japan. This initiative aims to take advantage of Shinsei Bank's and Macquarie Bank's complementary strengths and the ongoing public-to-private sector shift in Japan.

- On July 21, 2006, Shinsei Bank made a 39.7 billion yen (NT$ 11.3 billion) investment, representing a 35.4% fully-diluted ownership interest in Jih Sun Financial Holding ("Jih Sun"), a financial group that offers a full array of banking and brokerage products and services in Taiwan. Jih Sun's future growth and development can benefit by leveraging Shinsei Bank's knowledge and experience in risk

management, credit trading, information technology and corporate and retail banking.

- On November 14, 2006, Shinsei Bank concluded an important partnership with UTI for the management and distribution of off-shore funds invested in Indian securities. UTI is the oldest and largest mutual fund company in India with 375 billion Indian Rupees (approximately one trillion yen) in assets under management and a 12% market share in India's fast-growing mutual fund industry.

- On March 26, 2007, Shinsei Bank started an alliance service for "Shinsei VISA Card", a credit card available in 32 colours, through its website in association with APLUS. Shinsei Bank continues to develop products and services which offer value and convenience to its customers.

**Commencement of Resolution of Public Funds**

- On July 31, 2006, 300 million Series 3 Class B preferred shares issued by Shinsei Bank were converted into 200,033,338 common shares by The Resolution and Collection Corporation ("RCC").

- On August 17, 2006, the RCC sold the converted common shares through ToSTNeT-2 (for transactions at closing price) of the Tokyo Stock Exchange, and Shinsei Bank purchased 175,466,000 of such shares for a total of 132.1 billion yen and has held them as treasury stock.

- On November 16, 2006, Shinsei Bank cancelled 85 million common shares held as treasury stock, which reduced its share count by 4.2% on a fully diluted basis.

## Financial Forecast for Fiscal Year 2007

The impairment of goodwill and intangible assets, which is a direct result of legislative and market changes and we consider non-recurrent in nature, does not affect Shinsei Bank's business operations or future prospects.

Shinsei Bank forecasts consolidated net income of 72.0 billion yen for fiscal year 2007, as compared to consolidated net loss of 60.9 billion yen in fiscal year 2006. The Bank expects revenue growth in each of its three business pillars and plans to closely monitor its general and administrative expenses.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 31, 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.*

For further information, please contact:
Shinji Hasumi
Corporate Communications Division
Shinsei Bank, Limited (www.shinseibank.com)
Tel: (+81)-3-5511-5013/Fax: (+81)-3-5511-5505

# Financial Highlights - Consolidated

**Results of Operations** *(billions of yen)*

| (Full year comparison) | Fiscal year ended Mar. 31, 2007 (FY2006) | Fiscal year ended Mar. 31, 2006 (FY2005) | Change % |
|---|---|---|---|
| Net interest income | 95.4 | 82.2 | 16.0% |
| Net fees and commissions | 46.4 | 45.5 | 2.1% |
| Net trading income | 17.8 | 27.5 | (35.3)% |
| Net other business income | 108.5 | 118.3 | (8.3)% |
| Non-interest income | 172.8 | 191.4 | (9.7)% |
| **Total revenue** (1) | 268.3 | 273.7 | (2.0)% |
| General and administrative expenses (2) | 149.9 | 135.9 | 10.3% |
| **Ordinary business profit (jisshitsu gyomu jun-eki)** (1) | 118.3 | 137.7 | (14.1)% |
| Net credit costs | 51.9 (4) | 30.1 | 72.0% |
| Amortization of goodwill and intangible assets | 20.8 | 29.4 | (29.4)% |
| Taxes and others | (106.6) (5) | (2.0) | n.m. (8) |
| **Net income (loss)** | (60.9) | 76.0 | (180.1)% |
| **Cash basis net income** (3) | 35.3 | 101.9 | (65.4)% |

*(billions of yen)*

| (Three months comparison) | Three months ended Mar. 31, 2007 (4Q-FY2006) a | Three months ended Mar. 31, 2006 (4Q-FY2005) b | Change a - b (%) | Three months ended Dec. 31, 2006 (3Q-FY2006) c | Change a - c (%) |
|---|---|---|---|---|---|
| Net interest income | 21.3 | 21.7 | (1.9)% | 22.3 | (4.4)% |
| Fees and commissions | 10.9 | 9.3 | 17.5% | 13.2 | (17.7)% |
| Net trading income | 3.1 | 6.3 | (50.9)% | 3.3 | (7.4)% |
| Other business income | 17.1 | 32.7 | (47.8)% | 38.1 | (55.2)% |
| Non-interest income | 31.2 | 48.4 | (35.5)% | 54.8 | (43.1)% |
| **Total revenue** (1) | 52.8 | 70.2 | (25.1)% | 77.2 | (31.9)% |
| General and administrative expenses (2) | 37.4 | 34.5 | 8.5% | 36.7 | 1.9% |
| **Ordinary business profit (jisshitsu gyomu jun-eki)** (1) | 15.1 | 35.6 | (57.6)% | 40.4 | (62.7)% |
| Net credit costs | 32.2 (6) | 7.3 | 339.7% | 14.4 | 123.7% |
| Amortization of goodwill and intangible assets | 5.3 | 8.4 | (37.1)% | 4.9 | 8.6% |
| Taxes and others | (85.6) (7) | (3.4) | n.m. (8) | (12.8) | n.m. (8) |
| **Net income (loss)** | (108.1) | 16.4 | n.m. (8) | 8.2 | n.m. (8) |
| **Cash basis net income (loss)** (3) | (24.8) | 23.9 | (203.6)% | 12.4 | (298.9)% |

(1) Represents results based on management accounting basis
(2) In our consolidated financial statements, amortization of goodwill and intangible assets is recorded in general and administrative expenses from fiscal year commenced on April 1, 2006.
(3) Excludes impairment of goodwill and intangible assets related to APLUS, net of tax benefits and amortization of goodwill and intangible assets, net of tax benefit, related to the acquisition of consumer and commercial finance companies.
(4) Includes grey zone related costs of 1.6 billion yen for FY2006.
(5) Includes, among other things, impairment of goodwill and intangible assets related to APLUS, net of tax benefits of 78.8 billion yen and grey zone related costs of 9.9 billion yen for FY2006.
(6) Includes grey zone related costs of 0.2 billion yen for three months ended March 31, 2007.
(7) Includes, among other things, impairment of goodwill and intangible assets related to APLUS, net of tax benefits of 78.8 billion yen and grey zone related costs of 0.0 billion yen for three months ended March 31, 2007.
(8) n.m. is not meaningful.

**Selected Balance Sheet Data** *(billions of yen)*

| | As of Mar. 31, 2007 | As of Sep. 30, 2006 | Change Amount | Change % | As of Mar. 31, 2006 | Change Amount | Change % |
|---|---|---|---|---|---|---|---|
| Securities | 1,854.6 | 1,771.7 | 82.9 | 4.7% | 1,494.4 | 360.2 | 24.1% |
| Loans and bills discounted | 5,146.3 | 4,781.4 | 364.9 | 7.6% | 4,087.5 | 1,058.8 | 25.9% |
| Leased assets and installment receivables (9) | 777.2 | 835.4 | (58.2) | (7.0)% | 825.0 | (47.8) | (5.8)% |
| Intangible assets (10) | 19.8 | 63.8 | (44.0) | (69.0)% | 68.1 | (48.3) | (70.9)% |
| Goodwill, net | 158.0 | 219.4 | (61.4) | (28.0)% | 226.6 | (68.6) | (30.3)% |
| Customers' liabilities for acceptances and guarantees | 754.4 | 789.4 | (35.0) | (4.4)% | 813.4 | (59.0) | (7.3)% |
| **Total assets** | 10,837.6 | 10,433.6 | 404.0 | 3.9% | 9,405.0 | 1,432.6 | 15.2% |
| Deposits (including Negotiable Certificates of Deposit) | 5,420.9 | 4,945.7 | 475.2 | 9.6% | 4,071.7 | 1,349.1 | 33.1% |
| Debentures and corporate bonds | 1,103.7 | 1,059.5 | 44.2 | 4.2% | 1,316.9 | (213.2) | (16.2)% |
| Borrowed money | 1,122.6 | 1,213.9 | (91.3) | (7.5)% | 1,205.7 | (83.1) | (6.9)% |
| Acceptances and guarantees | 754.4 | 789.4 | (35.0) | (4.4)% | 813.4 | (59.0) | (7.3)% |
| **Total liabilities** | 9,904.4 | 9,422.9 | 481.5 | 5.1% | 8,287.8 | 1,616.6 | 19.5% |
| Minority interests in subsidiaries | / | / | / | / | 261.8 | / | / |
| **Total net assets** (11) | 933.2 | 1,010.7 | (77.5) | (7.7)% | 855.3 | 77.9 | 9.1% |

(9) Lease assets are included in premises and equipment or other assets and installment receivables are a part of other assets in the consolidated balance sheets.
(10) Identified intangible assets recorded through APLUS and Showa Leasing acquisitions.
(11) 289.6 billions of yen and 264.6 billions of yen of minority interest in subsidiaries are included in total net assets as of the end of March 2007 and September 2006, respectively.

**Capital Adequacy Ratio** *(%, billions of yen)*

| | As of Mar. 31, 2007 (12) | As of Mar. 31, 2006 | As of Sep. 30, 2006 |
|---|---|---|---|
| Capital adequacy ratio | 13.13% (13) | 15.53% | 13.47% |
| Tier I ratio | 8.11% (14) | 10.27% | 8.31% |
| Tier I capital (15) | 620.8 | 738.1 | 646.8 |
| Tier II capital | 522.0 | 419.5 | 475.6 |
| Risk assets | 7,652.0 | 7,180.4 | 7,782.7 |

(12) Basel II (F-IRB) basis
(13) Basel I basis capital adequacy ratio is 13.73%
(14) Basel I basis Tier I ratio is 7.65%
(15) Risk capital as of Mar. 31, 2007 is approximately 457.0 billion yen

**References**

| | as of the end of Mar. 2007 | as of the end of Mar. 2006 |
|---|---|---|
| Exchange rate (¥/$) | 117.78 | 117.47 |
| Nikkei average | 17,287.65 | 17,059.66 |

### Per Share Data

(yen)

| | Fiscal year ended | | Six months ended |
|---|---|---|---|
| | Mar. 31, 2007 | Mar. 31, 2006 | Sep. 30, 2006 |
| | (FY2006) | (FY2005) | (1H-FY2006) |
| Common shareholders' equity [1] | 308.60 | 380.20 | 383.20 |
| Fully diluted shareholders' equity [1] | 355.09 | 421.62 | 411.58 |
| Basic net income (loss) | (45.92) | 53.16 | 27.19 |
| Diluted net income | Note [4] | 37.75 | 19.54 |

Note:

For calculation of per share data

| | | Mar. 31, 2007 | Mar. 31, 2006 | Sep. 30, 2006 |
|---|---|---|---|---|
| (shareholders' equity) | Number of common shares [2] | 1,377,145,285 | 1,358,520,547 | 1,377,120,053 |
| | Fully diluted number of shares [2] | 1,811,061,968 | 2,028,676,851 | 1,812,055,674 |
| (net income) | Number of common shares [3] | 1,380,628,230 | 1,358,521,302 | 1,384,101,577 |
| | Fully diluted number of shares [3] | 1,917,803,242 | 2,015,832,613 | 1,988,114,409 |

(1) Calculated by deducting stock acquisition rights, minority interests in subsidiaries, preferred shares and dividends related to preferred shares from the total net assets on the consolidated balance sheets as of March 31, 2007.

(2) Outstanding shares at the end of the respective periods

(3) Weighted average number of outstanding shares during the respective periods

(4) Reference information: Diluted net income as of March 31, 2007 is (31.79) yen per share

### Cash Basis Per Share Data

(yen)

| | Fiscal Year ended | | Six months ended |
|---|---|---|---|
| | Mar. 31, 2007 | Mar. 31, 2006 | Sep. 30, 2006 |
| | (FY2006) | (FY2005) | (1H-FY2006) |
| Basic net income | 23.82 | 72.16 | 33.55 |
| Diluted net income | 18.41 | 50.55 | 23.96 |

### Performance Ratios

(%)

| | Fiscal Year ended | | Six months ended |
|---|---|---|---|
| | Mar. 31, 2007 | Mar. 31, 2006 | Sep. 30, 2006 |
| | (FY2006) | (FY2005) | (1H-FY2006) |
| Return on assets | (0.6)% | 0.8% | 0.8% |
| Return on equity (fully diluted) | (8.1)% | 9.3% | 9.7% |
| Cash basis return on assets | 0.4% | 1.2% | 1.0% |
| Cash basis return on equity (fully diluted) | 4.7% | 12.4% | 11.9% |
| Expense to revenue (overhead) ratio [5] | 55.9% | 49.7% | 54.7% |

(5) Management accounting basis

### Supplemental Financial Data and Reconciliation to Japanese GAAP Measures [6]

| *For the fiscal year 2006 ended March 31, 2007* | (billions of yen, except per share data and percentages) |
|---|---|
| **Amortization of goodwill and intangible assets** | |
| Amortization of intangible assets | 8.2 |
| Associated deferred tax liability | (3.3) |
| Amortization of goodwill | 12.5 |
| Impairment of intangible assets | 40.0 |
| Associated deferred tax liability | (16.2) |
| Impairment of goodwill | 55.0 |
| Total amortization and impairment of goodwill and intangible assets, net of tax benefit | 96.2 |
| **Reconciliation of net income to cash basis net income** | |
| Net income | (60.9) |
| Amortization and impairment of goodwill and intangible assets, net of tax benefit | 96.2 |
| Cash basis net income | 35.3 |
| **Reconciliation of basic net income per share to cash basis basic net income per share** | |
| Basic net income per share | (45.92) |
| Effect of amortization and impairment of goodwill and intangible assets, net of tax benefit | 69.74 |
| Cash basis basic net income per share | 23.82 |
| **Reconciliation of fully diluted net income per share to cash basis fully diluted net income per share** | |
| Fully diluted net income per share | (31.79) |
| Effect of amortization and impairment of goodwill and intangible assets, net of tax benefit | 50.21 |
| Cash basis fully diluted net income per share | 18.41 |
| **Reconciliation of return on assets to cash basis return on assets** | |
| Return on assets | (0.6) |
| Effect of amortization and impairment of goodwill and intangible assets, net of tax benefit | 1.0 |
| Cash basis return on assets | 0.4 |
| **Reconciliation of return on equity to cash basis return on equity** | |
| Return on equity (fully diluted) | (8.1) |
| Effect of amortization and impairment of goodwill and intangible assets, net of tax benefit | 12.8 |
| Cash basis return on equity (fully diluted) | 4.7 |
| **Reconciliation of return on equity to return on tangible equity** | |
| Return on equity (fully diluted) | (8.1) |
| Effect of goodwill and intangible assets [7] | 14.9 |
| Return on tangible equity (fully diluted) | 6.7 |

(6) Reflects adjustments of goodwill and intangible assets associated with the acquisition of consumer and commercial finance companies.

(7) Net income excludes amortization and impairment of goodwill and intangible assets, net of tax benefit. Average shareholders' equity excludes goodwill and intangible assets, net of associated deferred tax liability.

## Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated)

*(billions of yen, except percentages)*

| | Fiscal year ended Mar. 31, 2007 (FY2006) | | | Six months ended Sep. 30, 2006 (1H-FY2006) | | | Fiscal year ended Mar. 31, 2006 (FY2005) | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average balance | Interest | Yield/rate (%) | Average balance | Interest | Yield/rate (%) | Average balance | Interest | Yield/rate (%) |
| **Interest-earning assets [1]:** | | | | | | | | | |
| Loans and bills discounted | 4,613.4 | 126.8 | 2.75 | 4,304.8 | 59.2 | 2.74 | 3,730.7 | 104.4 | 2.80 |
| Lease and installment receivables [1] | 831.3 | 51.1 | 6.15 | 838.0 | 25.5 | 6.09 | 793.7 | 46.0 | 5.80 |
| Securities | 1,750.5 | 32.3 | 1.85 | 1,605.9 | 16.8 | 2.09 | 1,721.4 | 16.8 | 0.98 |
| Other interest-earning assets [2] | 721.4 | 13.6 | n.m.[4] | 672.7 | 6.8 | n.m.[4] | 503.7 | 3.7 | n.m.[4] |
| **Total interest-earning assets [1]** | 7,916.8 | 223.9 | 2.83 | 7,421.6 | 108.5 | 2.92 | 6,749.7 | 171.0 | 2.53 |
| **Interest-bearing liabilities:** | | | | | | | | | |
| Deposits and negotiable certificates of deposit | 4,834.0 | 34.3 | 0.71 | 4,472.7 | 13.6 | 0.61 | 3,776.8 | 16.9 | 0.45 |
| Debentures | 795.6 | 3.0 | 0.38 | 871.0 | 1.5 | 0.36 | 1,152.9 | 4.7 | 0.41 |
| Subordinated debt | 399.5 | 9.8 | 2.47 | 360.9 | 3.5 | 1.99 | 259.7 | 5.5 | 2.13 |
| Borrowed money and corporate bonds | 1,118.1 | 11.8 | 1.06 | 1,127.2 | 5.3 | 0.94 | 999.3 | 12.2 | 1.22 |
| Other interest-bearing liabilities [2] | 674.4 | 18.2 | n.m.[4] | 387.5 | 7.0 | n.m.[4] | 229.5 | 3.3 | n.m.[4] |
| **Total interest-bearing liabilities** | 7,821.8 | 77.3 | 0.99 | 7,219.6 | 31.2 | 0.86 | 6,418.4 | 42.7 | 0.67 |
| **Non interest-bearing sources of funds:** | | | | | | | | | |
| Non interest-bearing (assets) liabilities, net | (655.9) | - | - | (598.7) | - | - | (489.6) | - | - |
| Shareholders' equity [3] | 750.9 | - | - | 800.7 | - | - | 821.0 | - | - |
| Total interest-bearing liabilities and non interest-bearing sources of funds | 7,916.8 | - | - | 7,421.6 | - | - | 6,749.7 | - | - |
| Net interest margin [1] | - | - | 1.84 | - | - | 2.05 | - | - | 1.87 |
| Impact of non interest-bearing sources | - | - | 0.01 | - | - | 0.02 | - | - | 0.03 |
| **Net revenue/yield on interest-earning assets [1]** | - | 146.6 | 1.85 | - | 77.3 | 2.08 | - | 128.3 | 1.90 |

Note:

Reconciliation of total revenue on interest-earning assets to total interest income.

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Total revenue on interest-earning assets | 7,916.8 | 223.9 | 2.83 | 7,421.6 | 108.5 | 2.92 | 6,749.7 | 171.0 | 2.53 |
| Less: Income on lease and installment receivables | 831.3 | 51.1 | 6.15 | 838.0 | 25.5 | 6.09 | 793.7 | 46.0 | 5.80 |
| **Total interest income** | 7,085.5 | 172.8 | 2.44 | 6,583.5 | 82.9 | 2.51 | 5,955.9 | 125.0 | 2.10 |
| Total interest expense | - | 77.3 | - | - | 31.2 | - | - | 42.7 | - |
| Net interest income | - | 95.4 | - | - | 51.7 | - | - | 82.2 | - |

(1) Includes leased assets and installment receivables and related yields.

(2) Other interest-earning assets and other interest-bearing liabilities include interest swaps and funding swaps.

(3) Represents a simple average of the balance at the end of the current period and the balance at the end of the previous period.

(4) n.m. is not meaningful.

## Interest-Earning Assets and Interest-Bearing Liabilities (Non-consolidated)

*(billions of yen, except percentages)*

| | Fiscal year ended Mar. 31, 2007 (FY2006) | | | Six months ended Sep. 30, 2006 (1H-FY2006) | | | Fiscal year ended Mar. 31, 2006 (FY2005) | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average balance | Interest | Yield/rate (%) | Average balance | Interest | Yield/rate (%) | Average balance | Interest | Yield/rate (%) |
| **Interest-earning assets:** | | | | | | | | | |
| Cash and due from banks | 123.5 | 3.6 | 2.96 | 92.2 | 1.2 | 2.77 | 86.3 | 2.0 | 2.33 |
| Call loans | 70.8 | 0.2 | 0.29 | 87.1 | 0.1 | 0.23 | 100.9 | 0.0 | 0.02 |
| Receivables under resale agreements | - | - | - | - | - | - | - | - | - |
| Collateral related to securities borrowing transactions | 127.4 | 0.4 | 0.37 | 149.7 | 0.2 | 0.27 | 10.2 | 0.0 | 0.29 |
| Securities | 2,023.1 | 40.4 | 1.99 | 1,900.3 | 20.7 | 2.17 | 1,997.4 | 21.0 | 1.05 |
| Loans and bills discounted | 4,443.4 | 75.3 | 1.69 | 4,124.7 | 31.7 | 1.53 | 3,612.3 | 57.8 | 1.60 |
| Other interest-earning assets | 67.7 | 1.7 | 2.51 | 58.4 | 0.6 | 2.31 | 65.4 | 0.9 | 1.40 |
| Interest rate and fund swaps | - | 7.1 | - | - | 4.5 | - | - | 0.6 | - |
| **Total interest-earning assets** | 6,856.2 | 129.0 | 1.88 | 6,412.6 | 59.2 | 1.84 | 5,872.8 | 82.6 | 1.40 |
| **Interest-bearing liabilities:** | | | | | | | | | |
| Deposits | 4,561.5 | 33.2 | 0.72 | 4,278.0 | 13.4 | 0.62 | 3,746.5 | 16.9 | 0.45 |
| Negotiable certificates of deposit | 332.0 | 1.1 | 0.35 | 256.0 | 0.2 | 0.21 | 199.7 | 0.0 | 0.03 |
| Debentures | 797.0 | 3.0 | 0.37 | 872.9 | 1.5 | 0.35 | 1,158.6 | 4.7 | 0.40 |
| Call money | 403.5 | 5.6 | 1.40 | 157.1 | 1.0 | 1.27 | 127.3 | 0.0 | 0.07 |
| Payable under repurchase agreements | - | - | - | - | - | - | 0.6 | 0.0 | 0.00 |
| Collateral related to securities lending transactions | 84.0 | 0.2 | 0.29 | 70.1 | 0.0 | 0.20 | 4.9 | 0.0 | 0.55 |
| Borrowed money | 283.4 | 2.1 | 0.75 | 279.6 | 0.9 | 0.67 | 308.4 | 5.8 | 1.88 |
| Corporate bonds | 487.3 | 20.7 | 4.26 | 450.1 | 9.2 | 4.08 | 105.3 | 1.7 | 1.64 |
| Other interest-bearing liabilities | 0.3 | 11.2 | n.m.[4] | 0.3 | 5.6 | n.m.[4] | 0.3 | 3.0 | n.m.[4] |
| Interest rate and fund swaps | - | - | - | - | - | - | - | - | - |
| **Total interest-bearing liabilities** | 6,949.3 | 77.5 | 1.11 | 6,364.5 | 32.1 | 1.00 | 5,652.1 | 32.3 | 0.57 |
| **Net interest income/yield on interest-earning assets** | 6,856.2 | 51.5 | 0.75 | 6,412.6 | 27.1 | 0.84 | 5,872.8 | 50.2 | 0.85 |

## Business Line Ordinary Business Profit (Loss) after Net Credit Costs (Recoveries)[(1)(2)]

*(billions of yen)*

*For the Fiscal Year 2006 ended March 31, 2007*

| | Institutional Banking | Consumer and Commercial Finance (*) | Retail Banking | ALM/ Corporate/ Other (3) | Total |
|---|---|---|---|---|---|
| Total revenue | 117.3 | 112.2 | 36.1 | 2.6 | 268.3 |
| General and administrative expenses | 43.4 | 68.1 | 37.7 | 0.6 | 149.9 |
| Ordinary business profit (loss) | 73.8 | 44.0 | (1.5) | 2.0 | 118.3 |
| Net credit costs (recoveries) | (4.0) | 53.8 | 0.1 | 1.9 | 51.9 |
| Ordinary business profit (loss) after net credit costs (recoveries) | 77.8 | (9.8) | (1.6) | 0.0 | 66.4 |

| (*) breakdown of Consumer and Commercial Finance | APLUS | Showa Leasing | Other Subsidiaries (4) | Consumer and Commercial Finance |
|---|---|---|---|---|
| Total revenue | 93.2 | 25.0 | (6.0) | 112.2 |
| General and administrative expenses | 52.2 | 10.9 | 5.0 | 68.1 |
| Ordinary business profit (loss) | 41.0 | 14.1 | (11.1) | 44.0 |
| Net credit costs | 49.1 | 3.0 | 1.7 | 53.8 |
| Ordinary business profit (loss) after net credit costs | (8.1) | 11.1 | (12.8) | (9.8) |

*For the Fiscal Year 2005 ended March 31, 2006*

| | Institutional Banking | Consumer and Commercial Finance (*) | Retail Banking | ALM/ Corporate/ Other (3) | Total |
|---|---|---|---|---|---|
| Total revenue | 116.7 | 119.7 | 42.4 | (5.2) | 273.7 |
| General and administrative expenses | 39.6 | 60.4 | 34.8 | 1.0 | 135.9 |
| Ordinary business profit (loss) | 77.0 | 59.3 | 7.6 | (6.2) | 137.7 |
| Net credit costs (recoveries) | (4.9) | 34.6 | 0.4 | 0.0 | 30.1 |
| Ordinary business profit (loss) after net credit costs (recoveries) | 82.0 | 24.6 | 7.2 | (6.3) | 107.5 |

| (*) breakdown of Consumer and Commercial Finance | APLUS | Showa Leasing | Other Subsidiaries (4) | Consumer and Commercial Finance |
|---|---|---|---|---|
| Total revenue | 85.1 | 22.8 | 11.7 | 119.7 |
| General and administrative expenses | 43.0 | 10.5 | 6.8 | 60.4 |
| Ordinary business profit | 42.0 | 12.2 | 4.9 | 59.3 |
| Net credit costs | 30.4 | 3.1 | 1.0 | 34.6 |
| Ordinary business profit after net credit costs | 11.6 | 9.1 | 3.8 | 24.6 |

(1) Certain prior period amounts have been reclassified to conform to current period presentation.
(2) Represents results based on management accounting basis.
(3) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, corporate level expenses and credit costs.
(4) Includes net profit (loss) of Shinki, an affiliate, and other Consumer and Commercial Finance companies.

## Earnings Forecast for Fiscal Year 2007

(Consolidated)

*(billions of yen)*

| | *Fiscal year ending* Mar. 2008 (FY2007) Forecast | *Fiscal year ended* Mar. 2007 (FY2006) Actual |
|---|---|---|
| Net income (loss) | 72.0 | (60.9) |

## Earnings Forecast for Fiscal Year 2007

(Non-consolidated)[(6)]

*(billions of yen)*

| | *Fiscal year ending* Mar. 2008 (FY2007) Forecast | *Fiscal year ended* Mar. 2007 (FY2006) Actual |
|---|---|---|
| Net business profit | 66.0 | 54.9 |
| Net income (loss) | 70.0 | (41.9) |
| Dividends (in yen) | | |
| Common stock | Note[(7)] | 2.66 yen |
| Class A preferred share | 13.00 yen | 13.00 yen |
| Class B preferred share[(8)] | - | 4.84 yen |

(6) Revitalization plan basis
(7) FY2007 forecast of dividend level for common stocks is under discussion and will be announced when finalized.
(8) Class B preferred shares are mandatorily convertible to common stocks on August 1, 2007.

Above forecasts are based on current assumptions of future events and trends, which may be incorrect. Actual results may differ materially from those in the statements as a results of various factors.

# Consolidated Statements of Operations

(millions of yen)

| | Fiscal year ended Mar. 31, 2007 (FY2006) a | Fiscal year ended Mar. 31, 2006 (FY2005) b | Change a-b | Change % |
|---|---|---|---|---|
| Interest on loans and bills discounted | **126,815** | 104,438 | 22,377 | 21.4% |
| Interest and dividends on securities | **32,309** | 16,879 | 15,430 | 91.4% |
| Other interest income | **13,693** | 3,711 | 9,982 | 269.0% |
| Interest income | **172,818** | 125,029 | 47,789 | 38.2% |
| Fees and commissions income | **70,858** | 68,263 | 2,595 | 3.8% |
| Trading profits | **18,128** | 27,665 | (9,537) | (34.5)% |
| Other business income | **271,274** | 268,611 | 2,663 | 1.0% |
| Other ordinary income | **26,935** | 39,487 | (12,552) | (31.8)% |
| **Ordinary income** | **560,016** | 529,057 | 30,959 | 5.9% |
| Interest on deposits | **33,164** | 16,872 | 16,292 | 96.6% |
| Interest on debentures | **3,006** | 4,709 | (1,703) | (36.2)% |
| Interest on borrowings | **11,312** | 14,598 | (3,286) | (22.5)% |
| Other interest expenses | **29,838** | 6,549 | 23,289 | 355.6% |
| Interest expenses | **77,322** | 42,729 | 34,593 | 81.0% |
| Fees and commissions expenses | **24,409** | 22,767 | 1,642 | 7.2% |
| Trading losses | **319** | 152 | 167 | 109.9% |
| Other business expenses | **183,117** | 186,283 | (3,166) | (1.7)% |
| General and administrative expenses | **150,233** | 136,596 | 13,637 | 10.0% |
| Amortization of goodwill | **12,507** | / | / | / |
| Amortization of intangible assets | **8,293** | / | / | / |
| Total general and administrative expenses | **171,034** | 136,596 | 34,438 | 25.2% |
| Provision of reserve for loan losses | **48,427** | 25,962 | 22,465 | 86.5% |
| Amortization of consolidation goodwill | / | 20,397 | / | / |
| Amortization of identified intangible assets | / | 9,047 | / | / |
| All other | **32,213** | 13,649 | 18,564 | 136.0% |
| Other ordinary expenses | **80,641** | 69,057 | 11,584 | 16.8% |
| **Ordinary expenses** | **536,843** | 457,586 | 79,257 | 17.3% |
| **Net ordinary income** | **23,172** | 71,471 | (48,299) | (67.6)% |
| Special gains | **15,278** | 3,703 | 11,575 | 312.6% |
| Special losses | **104,159** | 1,463 | 102,696 | 7019.5% |
| Income/(loss) before income taxes and minority interests | **(65,708)** | 73,711 | (139,419) | (189.1)% |
| Income taxes (current) | **3,249** | 3,733 | (484) | (13.0)% |
| Income taxes (deferred) | **(24,615)** | (11,414) | (13,201) | 115.7% |
| Minority interests in net income of subsidiaries | **16,643** | 5,293 | 11,350 | 214.4% |
| **Net income/(loss)** | **(60,984)** | 76,099 | (137,083) | (180.1)% |

(billions of yen)

| | | | | |
|---|---|---|---|---|
| (Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) (1) | **118.3** | 137.7 | **(19.4)** | **(14.1)%** |
| yen / US$ | @117.78 | @117.47 | | |

(1) Management accounting basis

# Consolidated Balance Sheets

## -- Assets

(millions of yen)

| | As of Mar. 31, 2007 | As of Mar. 31, 2006 | Change | |
|---|---|---|---|---|
| | a | b | a-b | % |
| <<Assets>> | | | | |
| Cash and due from banks | **448,554** | 488,601 | (40,047) | (8.2)% |
| Call loans | **43,100** | 50,000 | (6,900) | (13.8)% |
| Collateral related to securities borrowing transactions | **11,050** | 33,107 | (22,057) | (66.6)% |
| Other monetary claims purchased | **366,505** | 273,937 | 92,568 | 33.8% |
| Trading assets | **303,389** | 193,581 | 109,808 | 56.7% |
| Monetary assets held in trust | **502,332** | 456,167 | 46,165 | 10.1% |
| Securities | **1,854,682** | 1,494,489 | 360,193 | 24.1% |
| Loans and bills discounted | **5,146,306** | 4,087,561 | 1,058,745 | 25.9% |
| Foreign exchanges | **15,047** | 12,140 | 2,907 | 23.9% |
| Other assets | **870,375** | 974,398 | (104,023) | (10.7)% |
| Premises and equipment | / | 415,522 | / | / |
| Tangible fixed assets | **382,460** | / | / | / |
| Intangible fixed assets | **244,155** | / | / | / |
| *(Goodwill,net)* | 158,066 | / | / | / |
| Deferred issuance expenses for debentures | **103** | 177 | (74) | (41.8)% |
| Deferred tax assets | **42,474** | 30,022 | 12,452 | 41.5% |
| Consolidation goodwill, net | / | 226,692 | / | / |
| Customers' liabilities for acceptances and guarantees | **754,420** | 813,480 | (59,060) | (7.3)% |
| Reserve for credit losses | **(147,275)** | (144,868) | (2,407) | 1.7% |
| **Total assets** | **10,837,683** | 9,405,013 | 1,432,670 | 15.2% |
| yen / US$ | @117.78 | @117.47 | | |

# Consolidated Balance Sheets

## -- Liabilities, minority interests in subsidiaries and net assets

(millions of yen)

| | As of Mar. 31, 2007 | As of Mar. 31, 2006 | Change | |
|---|---|---|---|---|
| | a | b | a-b | % |
| **<<Liabilities>>** | | | | |
| Deposits | **4,940,730** | 3,914,385 | 1,026,345 | 26.2% |
| Negotiable certificates of deposit | **480,199** | 157,373 | 322,826 | 205.1% |
| Debentures | **703,298** | 1,018,909 | (315,611) | (31.0)% |
| Call money | **692,792** | 30,000 | 662,792 | 2209.3% |
| Collateral related to securities lending transactions | **8,333** | - | 8,333 | n.m. |
| Commercial paper | **171,300** | 133,200 | 38,100 | 28.6% |
| Trading liabilities | **99,255** | 149,990 | (50,735) | (33.8)% |
| Borrowed money | **1,122,688** | 1,205,765 | (83,077) | (6.9)% |
| Foreign exchanges | **118** | 39 | 79 | 202.6% |
| Corporate bonds | **400,485** | 298,002 | 102,483 | 34.4% |
| Other liabilities | **498,358** | 535,753 | (37,395) | (7.0)% |
| Accrued employees bonuses | **13,134** | 13,886 | (752) | (5.4)% |
| Reserve for bonuses to directors | **359** | 13 | 346 | 2661.5% |
| Reserve for retirement benefits | **3,521** | 3,309 | 212 | 6.4% |
| Reserve for loss on interest repayments | **10,353** | - | 10,353 | n.m. |
| Reserve under special law | **3** | 2 | 1 | 50.0% |
| Deferred tax liabilities | **5,075** | 13,718 | (8,643) | (63.0)% |
| Acceptances and guarantees | **754,420** | 813,480 | (59,060) | (7.3)% |
| **Total liabilities** | **9,904,430** | 8,287,832 | 1,616,598 | 19.5% |
| **<<Minority interests in subsidiaries>>** | | | | |
| Minority interests in subsidiaries | / | 261,845 | / | / |
| **<<Net assets>>** | | <<Shareholders' equity>> | | |
| Shareholders' equity | | | | |
| Capital stock | **451,296** | 451,296 | - | - |
| Capital surplus | **18,558** | 18,558 | - | - |
| Retained earnings | **245,499** | 379,502 | (134,003) | (35.3)% |
| Treasury stock, at cost | **(72,560)** | (12) | (72,548) | 604566.7% |
| Total shareholders' equity | **642,794** | / | / | / |
| Net unrealized gain / loss and translation adjustments | | | | |
| Net unrealized gain on securities available-for-sale, net of taxes | **5,091** | 2,208 | 2,883 | 130.6% |
| Net deferred loss on hedge, net of taxes | **(7,744)** | / | / | / |
| Foreign currency translation adjustments | **2,952** | 3,781 | (829) | (21.9)% |
| Total net unrealized gain / loss and translation adjustments | **299** | / | / | / |
| Stock acquisition rights | **517** | / | / | / |
| Minority interests in subsidiaries | **289,642** | / | / | / |
| **Total net assets** | **933,253** | 855,335 | / | / |
| **Total liabilities and net assets** | **10,837,683** | 9,405,013 | 1,432,670 | 15.2% |
| yen / US$ | **@117.78** | @117.47 | | |

*1: Certain account titles of the balance sheets as of Mar.31,2006 ( b) are realigned in line with the balance sheet as of Mar.31,2007 (a).

*2: "Total liabilities and net assets " balances as of Mar.31,2006 ( b) include "Minority interests in subsidiaries".

## Consolidated Statement of Changes in Net Assets

For the fiscal year ended March 31, 2007 *(millions of yen)*

| | Shareholders' equity | | | | |
|---|---|---|---|---|---|
| | Capital stock | Capital surplus | Retained earnings | Treasury stock, at cost | Total shareholders' equity |
| Balance at beginning of period | 451,296 | 18,558 | 379,502 | (12) | 849,345 |
| Changes in amounts during the period | | | | | |
| Dividends from surplus (note) | - | - | (3,947) | - | (3,947) |
| Dividends from surplus | - | - | (3,496) | - | (3,496) |
| Net loss | - | - | (60,984) | - | (60,984) |
| Acquisition of treasury stock | - | - | - | (136,672) | (136,672) |
| Disposal of treasury stock | - | - | (15) | 160 | 145 |
| Retirement of treasury stock | - | - | (63,963) | 63,963 | - |
| Increase by exclusion of affiliates | - | - | 65 | - | 65 |
| Decrease by exclusion of affiliates | - | - | (1,661) | - | (1,661) |
| Net change of items other than shareholders' equity | - | - | - | - | - |
| Total changes during the period | - | - | (134,002) | (72,548) | (206,550) |
| Balance at end of period | 451,296 | 18,558 | 245,499 | (72,560) | 642,794 |

| | Net unrealized gain/loss and translation adjustments | | | | Stock acquisition rights | Minority interests in subsidiaries | Total net assets |
|---|---|---|---|---|---|---|---|
| | Net unrealized gain on securities available-for-sale, net of taxes | Net deferred loss on hedge, net of taxes | Foreign currency translation adjustments | Total net unrealized gain/loss and translation adjustments | | | |
| Balance at beginning of period | 2,208 | - | 3,781 | 5,990 | - | 261,845 | 1,117,180 |
| Changes in amounts during the period | | | | | | | |
| Dividends from surplus (note) | - | - | - | - | - | - | (3,947) |
| Dividends from surplus | - | - | - | - | - | - | (3,496) |
| Net loss | - | - | - | - | - | - | (60,984) |
| Acquisition of treasury stock | - | - | - | - | - | - | (136,672) |
| Disposal of treasury stock | - | - | - | - | - | - | 145 |
| Retirement of treasury stock | - | - | - | - | - | - | 0 |
| Increase by exclusion of affiliates | - | - | - | - | - | - | 65 |
| Decrease by exclusion of affiliates | - | - | - | - | - | - | (1,661) |
| Net change of items other than shareholders' equity | 2,882 | (7,744) | (829) | (5,690) | 517 | 27,797 | 22,623 |
| Total changes during the period | 2,882 | (7,744) | (829) | (5,690) | 517 | 27,797 | (183,927) |
| Balance at end of period | 5,091 | (7,744) | 2,952 | 299 | 517 | 289,642 | 933,253 |

(note) This item is resulted from appropriation of profit of previous fiscal year.

## Consolidated Statements of Cash Flows

(millions of yen)

| | Fiscal year ended Mar.31, 2007 | Fiscal year ended Mar.31, 2006 | Change |
|---|---|---|---|
| I. Cash flows from operating activities: | | | |
| (Loss) Income before income taxes and minority interests | (65,708) | 73,711 | (139,419) |
| Depreciation (other than leased assets) | 11,805 | 4,198 | 7,607 |
| Depreciation of leased assets | 131,762 | 138,104 | (6,342) |
| Amortization of consolidation goodwill | / | 20,397 | / |
| Amortization of goodwill | 12,507 | / | |
| Amortization of intangible assets | 8,293 | 9,047 | (754) |
| Impairment losses on goodwill | 55,085 | - | 55,085 |
| Impairment losses on intangible assets | 40,061 | - | 40,061 |
| Other impairment losses | 544 | - | 544 |
| Equity in net loss (income) of affiliates | 12,779 | (4,114) | 16,893 |
| Net change in reserve for credit losses | 2,406 | (4,940) | 7,346 |
| Net change in accrued employees bonuses | (764) | 3,483 | (4,247) |
| Net change in reserve for retirement benefits | 211 | (654) | 865 |
| Net change in reserve for loss on disposition of premises and equipment | / | (153) | / |
| Net change in reserve for loss on interest repayments | 10,353 | - | 10,353 |
| Net change in reserve under special law | 1 | - | 1 |
| Interest income | (172,818) | (125,029) | (47,789) |
| Interest expenses | 77,322 | 42,729 | 34,593 |
| Gain on securities sold | (19,563) | (5,788) | (13,775) |
| Gain on monetary assets held in trust | (9,019) | (6,648) | (2,371) |
| Net exchange loss (gain) | 3,811 | (779) | 4,590 |
| Net loss on sale of premises and equipment | / | 203 | / |
| Net gain on sale of fixed assets | (1,439) | / | / |
| Net gain on sale of leased assets | (6,056) | (1,761) | (4,295) |
| Net change in trading assets | (109,808) | (25,079) | (84,729) |
| Net change in trading liabilities | (50,735) | 80,889 | (131,624) |
| Net change in loans and bills discounted | (1,058,658) | (698,761) | (359,897) |
| Net change in deposits | 1,026,345 | 834,179 | 192,166 |
| Net change in negotiable certificates of deposit | 322,826 | (215,234) | 538,060 |
| Net change in debentures | (315,610) | (223,723) | (91,887) |
| Net change in borrowed money (other than subordinated debt) | (47,062) | 76,499 | (123,561) |
| Net change in corporate bonds (other than subordinated bonds) | 7,141 | 18,001 | (10,860) |
| Net change in deposits (other than non-interest-bearing deposits) | (28,630) | (28,707) | 77 |
| Net change in call loans | 6,900 | 20,000 | (13,100) |
| Net change in other monetary claims purchased | (88,459) | 48,179 | (136,638) |
| Net change in collateral related to securities borrowing transactions | 22,057 | (29,363) | 51,420 |
| Net change in call money | 662,792 | (174,295) | 837,087 |
| Net change in commercial paper | 38,100 | 119,900 | (81,800) |
| Net change in collateral related to securities lending transactions | 8,333 | - | 8,333 |
| Net change in foreign exchange assets | (2,907) | (3,589) | 682 |
| Net change in foreign exchange liabilities | 79 | 18 | 61 |
| Net change in net trust account | (25,265) | 936 | (26,201) |
| Interest received | 166,959 | 142,198 | 24,761 |
| Interest paid | (78,506) | (41,464) | (37,042) |
| Net change in trading securities | 46,072 | (114,114) | 160,186 |
| Net change in monetary assets held in trust | (61,663) | (59,176) | (2,487) |
| Net change in leased assets | (121,645) | (125,396) | 3,751 |
| Others, net | 12,304 | (22,844) | 35,148 |
| Subtotal | 422,532 | (278,941) | 701,473 |
| Income taxes paid | (5,684) | (2,056) | (3,628) |
| Net cash provided by (used in) operating activities | 416,847 | (280,998) | 697,845 |
| II. Cash flows from investing activities: | | | |
| Purchase of securities | (2,539,598) | (3,380,505) | 840,907 |
| Proceeds from sale of securities | 220,364 | 688,041 | (467,677) |
| Proceeds from maturity of securities | 1,911,506 | 2,825,196 | (913,690) |
| Investment in monetary assets held in trust | (16,130) | (38,803) | 22,673 |
| Proceeds from disposition of monetary assets held in trust | 40,566 | 20,685 | 19,881 |
| Purchase of premises and equipment (other than leased assets) | / | (6,488) | / |
| Purchase of tangible fixed assets (other than leased assets) | (3,734) | / | / |
| Proceeds from sale of premises and equipment (other than leased assets) | / | 2,136 | / |
| Proceeds from sale of tangible fixed assets (other than leased assets) | 6,616 | / | / |
| Payment for acquisition of new subsidiaries | - | (10,239) | 10,239 |
| Proceeds from sale of subsidiary's stocks | 3,077 | 32,616 | (29,539) |
| Others, net | (17,832) | 3,103 | (20,935) |
| Net cash (used in) provided by investing activities | (395,165) | 135,741 | (530,906) |
| III. Cash flows from financing activities: | | | |
| Proceeds from issuance of subordinated debt | 62,000 | 46,000 | 16,000 |
| Repayment of subordinated debt | (98,000) | (77,000) | (21,000) |
| Proceeds from issuance of subordinated corporate bonds | 92,161 | 199,870 | (107,709) |
| Payment for redemption of subordinated bonds | (10,945) | (11,166) | 221 |
| Proceeds from minority shareholders of subsidiaries | 20,253 | 174,958 | (154,705) |
| Payment for capital refundment to minority shareholders of subsidiaries | (1,227) | - | (1,227) |
| Dividends paid | (7,443) | (7,635) | 192 |
| Dividends paid to minority shareholders of subsidiaries | (11,175) | (1,310) | (9,865) |
| Purchase of treasury stock | (136,672) | (1) | (136,671) |
| Proceeds from sale of treasury stock | 145 | - | 145 |
| Net cash (used in) provided by financing activities | (90,903) | 323,713 | (414,616) |
| IV. Foreign currency translation adjustments on cash and cash equivalents | 1 | 31 | (30) |
| V. Net change in cash and cash equivalents | (69,220) | 178,487 | (247,707) |
| VI. Cash and cash equivalents at beginning of year | 340,713 | 162,226 | 178,487 |
| VII. Cash and cash equivalents at end of year | 271,493 | 340,713 | (69,220) |

# Reference Material

(The tables below represent translations of the original disclosure in the Japanese language.)

### 1. Non-Consolidated Financial Results [and Projections]

(billions of yen)

| | For the fiscal year ended Mar. 31, 2007 (FY2006) | For the fiscal year ended Mar. 31, 2006 (FY2005) | Change | For the fiscal year ended Mar. 31, 2008 (FY2007) Forecast |
|---|---|---|---|---|
| Gross business profit *(gyomu sorieki)* [1] | 132.5 | 142.4 | (9.8) | / |
| Net interest income | 59.7 | 53.1 | 6.6 | / |
| Net fees and commissions [1] | 45.8 | 50.9 | (5.1) | / |
| Net trading income | 14.9 | 20.2 | (5.3) | / |
| Net other business income | 12.0 | 18.0 | (6.0) | / |
| General & administrative expenses | 77.6 | 73.2 | 4.3 | / |
| Net business profit (*jisshitsu gyomu jun-eki*) [1] | 54.9 | 69.1 | (14.2) | 66.0 |
| Net income (loss) | (41.9) | 74.8 | (116.8) | 70.0 |

| | | | | |
|---|---|---|---|---|
| Credit recoveries | 0.1 | 4.9 | 4.7 | / |
| Reversal of reserve for credit losses | 2.0 | 5.4 | 3.4 | / |

(1) Includes income from monetary assets held in trust of 30.7 billion yen for the fiscal year ended Mar. 31, 2007 and 39.5 billion yen for the fiscal year ended Mar. 31, 2006.

### 2. Non-performing Loans

Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

(billions of yen, %)

| | As of Mar. 31, 2007 a | As of Mar. 31, 2006 b | Change a-b | As of Sep. 30, 2006 c | Change a-c |
|---|---|---|---|---|---|
| Claims against bankrupt and quasi-bankrupt obligors | 0.9 | 0.7 | 0.2 | 0.3 | 0.6 |
| Doubtful claims | 10.8 | 20.7 | (10.0) | 8.3 | 2.4 |
| Substandard claims | 16.2 | 21.1 | (4.9) | 17.3 | (1.1) |
| Total non-performing loans (A) | 27.9 | 42.5 | (14.6) | 26.0 | 1.9 |
| Total claims (B) | 5,294.6 | 4,129.0 | 1,165.6 | 4,806.5 | 488.1 |
| % of total claims outstanding (A) / (B) | 0.53% | 1.03% | (0.50)% | 0.01 | (0.01)% |
| (ref.) At or below "need caution" level | 120.7 | 119.3 | 1.4 | 99.8 | 20.9 |

### 3. Coverage Ratios for Non-Performing Claims Disclosed Under the Financial Revitalization Law (Non-Consolidated)

(millions of yen, %)

| | Amount of claims | Reserve for loan losses | Collateral and guarantees | Amount of coverage | Coverage ratio |
|---|---|---|---|---|---|
| Claims against bankrupt and quasi-bankrupt obligors | 932 | - | 932 | 932 | 100.0 |
| Doubtful claims | 10,765 | 8,062 | 989 | 9,051 | 84.1 |
| Substandard claims | 16,216 | 6,542 | 5,617 | 12,159 | 75.0 |
| Total | 27,914 | 14,604 | 7,540 | 22,144 | 79.3 |

**4. Risk Monitored Loans**

(Consolidated) *(millions of yen)*

| | Mar. 31, 2007 | Change from Sep. 30, 2006 | Change from Mar. 31, 2006 | Sep. 30, 2006 | Mar. 31, 2006 |
|---|---|---|---|---|---|
| Loans to bankrupt obligors | **1,748** | (329) | (141) | 2,077 | 1,889 |
| Non-accrual delinquent loans | **21,849** | 2,448 | (14,498) | 19,401 | 36,347 |
| Loans past due for 3 months or more | **4,792** | 667 | 1,667 | 4,125 | 3,125 |
| Restructured loans | **36,422** | (1,819) | (6,410) | 38,241 | 42,832 |
| Total risk monitored loans | **64,813** | 967 | (19,382) | 63,846 | 84,195 |
| Loans and bills discounted | **5,146,306** | 364,887 | 1,058,745 | 4,781,419 | 4,087,561 |

(% to total loans)

| | | | | | |
|---|---|---|---|---|---|
| Loans to bankrupt obligors | **0.0%** | 0.0% | 0.0% | 0.0% | 0.0% |
| Non-accrual delinquent loans | **0.4%** | 0.0% | (0.5)% | 0.4% | 0.9% |
| Loans past due for 3 months or more | **0.1%** | 0.0% | 0.0% | 0.1% | 0.1% |
| Restructured loans | **0.7%** | (0.1)% | (0.3)% | 0.8% | 1.0% |
| Total risk monitored loans | **1.3%** | 0.0% | (0.8)% | 1.3% | 2.1% |

(Non-Consolidated) *(millions of yen)*

| | Mar. 31, 2007 | Change from Sep. 30, 2006 | Change from Mar. 31, 2006 | Sep. 30, 2006 | Mar. 31, 2006 |
|---|---|---|---|---|---|
| Loans to bankrupt obligors | **654** | 422 | 68 | 232 | 586 |
| Non-accrual delinquent loans | **10,614** | 2,497 | (9,829) | 8,117 | 20,443 |
| Loans past due for 3 months or more | **21** | (32) | (3) | 53 | 24 |
| Restructured loans | **16,194** | (1,041) | (4,875) | 17,235 | 21,069 |
| Total risk monitored loans | **27,485** | 1,847 | (14,638) | 25,638 | 42,123 |
| Loans and bills discounted | **5,075,281** | 391,517 | 1,114,035 | 4,683,764 | 3,961,246 |

(% to total loans)

| | | | | | |
|---|---|---|---|---|---|
| Loans to bankrupt obligors | **0.0%** | 0.0% | 0.0% | 0.0% | 0.0% |
| Non-accrual delinquent loans | **0.2%** | 0.0% | (0.3)% | 0.2% | 0.5% |
| Loans past due for 3 months or more | **0.0%** | 0.0% | 0.0% | 0.0% | 0.0% |
| Restructured loans | **0.3%** | (0.1)% | (0.2)% | 0.4% | 0.5% |
| Total risk monitored loans | **0.5%** | 0.0% | (0.6)% | 0.5% | 1.1% |

**5. Reserve for Credit Losses**

(Consolidated) *(millions of yen)*

| | Mar. 31, 2007 | Change from Sep. 30, 2006 | Change from Mar. 31, 2006 | Sep. 30, 2006 | Mar. 31, 2006 |
|---|---|---|---|---|---|
| Reserve for credit losses | **147,275** | 13,455 | 2,407 | 133,820 | 144,868 |
| General | **101,268** | 10,321 | 12,225 | 90,947 | 89,043 |
| Specific | **45,997** | 3,131 | (9,822) | 42,866 | 55,819 |
| Restructuring countries | **9** | 3 | 4 | 6 | 5 |

(Non-Consolidated) *(millions of yen)*

| | Mar. 31, 2007 | Change from Sep. 30, 2006 | Change from Mar. 31, 2006 | Sep. 30, 2006 | Mar. 31, 2006 |
|---|---|---|---|---|---|
| Reserve for credit losses | **106,977** | 8,485 | (4,444) | 98,492 | 111,421 |
| General | **65,434** | 4,364 | 5,214 | 61,070 | 60,220 |
| Specific | **41,533** | 4,119 | (9,663) | 37,414 | 51,196 |
| Restructuring countries | **9** | 3 | 4 | 6 | 5 |

## 6. Reserve Ratio to Risk Monitored Loans

(Consolidated)

| | Mar. 31, 2007 | | | Sep. 30, 2006 | Mar. 31, 2006 |
|---|---|---|---|---|---|
| | | Change from Sep. 30, 2006 | Change from Mar. 31, 2006 | | |
| % on risk monitored loans | 227.2% | 17.6% | 55.1% | 209.6% | 172.1% |

(Non-Consolidated)

| | Mar. 31, 2007 | | | Sep. 30, 2006 | Mar. 31, 2006 |
|---|---|---|---|---|---|
| | | Change from Sep. 30, 2006 | Change from Mar. 31, 2006 | | |
| % on risk monitored loans | 389.2% | 5.0% | 124.7% | 384.2% | 264.5% |

## 7. Unrealized Gains on Available-for Sale Securities

(Consolidated)

As of March 31, 2007 *(millions of yen)*

| | Unrealized gains | | |
|---|---|---|---|
| | | Gains | Losses |
| Equities | **1,006** | **2,372** | **1,366** |
| Bonds | **(3,370)** | **413** | **3,783** |
| Other | **10,566** | **11,372** | **806** |
| Total | **8,202** | **1,459** | **5,956** |

As of March 31, 2006 *(millions of yen)*

| | Unrealized gains | | |
|---|---|---|---|
| | | Gains | Losses |
| Equities | 5,564 | 5,678 | 114 |
| Bonds | (4,693) | 66 | 4,760 |
| Other | 2,675 | 3,390 | 715 |
| Total | 3,546 | 9,136 | 5,590 |

(Non-consolidated)

As of March 31, 2007 *(millions of yen)*

| | Unrealized gains | | |
|---|---|---|---|
| | | Gains | Losses |
| Equities | **(260)** | **573** | **834** |
| Bonds | **(3,366)** | **413** | **3,779** |
| Other | **10,529** | **11,329** | **799** |
| Total | **6,902** | **12,316** | **5,413** |

As of March 31, 2006 *(millions of yen)*

| | Unrealized gains | | |
|---|---|---|---|
| | | Gains | Losses |
| Equities | 1,569 | 1,580 | 11 |
| Bonds | (4,714) | 31 | 4,746 |
| Other | 2,685 | 3,390 | 705 |
| Total | (460) | 5,002 | 5,462 |

**8. Balance of Housing Loans (Non-Consolidated)**

*(millions of yen)*

| | Mar. 31, 2007 | Change from Sep. 30, 2006 | Change from Mar. 31, 2006 | Sep. 30, 2006 | Mar. 31, 2006 |
|---|---|---|---|---|---|
| Balance of housing loans | **562,225** | 64,990 | 107,664 | 497,235 | 454,561 |

**9. Balance of Deposits (Non-Consolidated)**

*(millions of yen)*

| | Mar. 31, 2007 | Change from Sep. 30, 2006 | Change from Mar. 31, 2006 | Sep. 30, 2006 | Mar. 31, 2006 |
|---|---|---|---|---|---|
| Balance of deposits (including NCDs) | **5,471,462** | 457,377 | 1,313,270 | 5,014,085 | 4,158,192 |
| Balance of deposits from individuals | **3,545,887** | 181,934 | 464,196 | 3,363,953 | 3,081,691 |

**10. Subsidiaries and Affiliates**

| | Mar. 31, 2007 | Mar. 31, 2006 |
|---|---|---|
| Consolidated subsidiaries | **95** | 82 |
| Affiliates accounted for using the equity method | **27** | 13 |

**11. Expense for Retirement Benefit (Consolidated)**

*(millions of yen)*

| | Mar. 31, 2007 |
|---|---|
| Expense for retirement benefit | 5,281 |

**12. Derivative Transactions Based on Hedge Accounting**

(Consolidated) *(billions of yen)*

| | As of March 31, 2007 | | | |
|---|---|---|---|---|
| | Within 1 year | Over 1 year and within 5 years | Over 5 years | Total |
| Interest rate swap | | | | |
| Receive fixed and pay floating | 81.4 | 368.4 | 276.1 | 726.0 |
| Receive floating and pay fixed | 20.4 | 244.9 | 104.4 | 369.8 |
| Receive floating and pay floating | 0.5 | - | - | 0.5 |
| Total notional principal amount | 102.3 | 613.4 | 380.6 | 1,096.4 |
| Currency swap | | | | |
| Total notional principal amount | 152.7 | 461.3 | 266.1 | 880.3 |

(Non-Consolidated) *(billions of yen)*

| | As of March 31, 2007 | | | |
|---|---|---|---|---|
| | Within 1 year | Over 1 year and within 5 years | Over 5 years | Total |
| Interest rate swap | | | | |
| Receive fixed and pay floating | 81.4 | 368.4 | 276.1 | 726.0 |
| Receive floating and pay fixed | 20.4 | 244.9 | 104.4 | 369.8 |
| Receive floating and pay floating | 0.5 | - | - | 0.5 |
| Total notional principal amount | 102.3 | 613.4 | 380.6 | 1,096.4 |
| Currency swap | | | | |
| Total notional principal amount | 152.7 | 461.3 | 266.1 | 880.3 |

## 13. Problem Claims

### A. Losses on Disposals

(Consolidated) *(billions of yen)*

| | Net provision of general reserve for loan losses | Disposal of problem claims (Banking account) | Disposal of problem claims (Trust account) | Total credit costs |
|---|---|---|---|---|
| **FY2006** | **33.5** | **18.3** | **-** | **51.9** |
| 1H-FY2006 | 24.7 | (19.5) | - | 5.2 |
| FY2005 | 30.0 | 0.1 | - | 30.1 |

(Non-Consolidated) *(billions of yen)*

| | Net provision of general reserve for loan losses | Disposal of problem claims (Banking account) | Disposal of problem claims (Trust account) | Total credit costs |
|---|---|---|---|---|
| **FY2006** | **5.2** | **(5.4)** | **-** | **(0.1)** |
| 1H-FY2006 | 0.8 | (12.8) | - | (11.9) |
| FY2005 | 4.1 | (9.0) | - | (4.9) |

### B. Outstanding of Non-Performing Loans

*(billions of yen)*

| | Self assessment | | | | |
|---|---|---|---|---|---|
| | Bankruptcy and virtually bankrupt obligors (a) | Possibly bankrupt obligors (b) | Below possibly bankrupt obligors (a)+(b) | Need caution obligors (c) | Total (a)+(b)+(c) |
| **Mar. 31, 2007** | **0.9** | **10.7** | **11.6** | **109** | **120.7** |
| Sep. 30, 2006 | 0.3 | 8.3 | 8.6 | 91.1 | 99.8 |
| Mar. 31, 2006 | 0.7 | 20.7 | 21.4 | 97.9 | 119.3 |

| | Claims under the Financial Revitalization Law | |
|---|---|---|
| | Substandard claims (d) | Total (a)+(b)+(d) |
| **Mar. 31, 2007** | **21.1** | **42.5** |
| Sep. 30, 2006 | 17.3 | 26.0 |
| Mar. 31, 2006 | 21.1 | 42.5 |

### C. Reserve Ratio by Obligor

| | **As of Mar. 31, 2007** | As of Sep. 30, 2006 | As of Mar. 31, 2006 |
|---|---|---|---|
| (i) Legally or virtually bankrupt obligors (out of unsecured portion of claims) | 100.00% | 100.00% | 100.00% |
| (ii) Possibly bankrupt obligors (out of unsecured portion of claims) | 82.35% | 73.14% | 89.91% |
| (iii) Substandard obligors (out of unsecured portion of claims) | 57.13% | 58.42% | 51.32% |
| (iv) Caution obligors (except for substandard obligors) (out of unsecured portion of claims) | 43.68% | 31.00% | 29.99% |
| (out of total claims) | 15.63% | 14.31% | 9.43% |
| (v) Normal obligors (out of total claims) | 0.34% | 0.32% | 0.40% |

### D. Reserve by Discounted Cash Flow Method

Since fiscal year 2002, we have established reserves for loan losses using the DCF method to more than 90% of claims, by balance, against substandard obligors and possibly bankrupt obligors.

**14. Holding Stocks**

A. Stocks

(Non-Consolidated) *(billions of yen)*

| | Book value | Subsidiary stocks | Other comprehensive income | Tier I |
|---|---|---|---|---|
| **Mar. 31, 2007** | 273.6 | **253.7** | **(0.2)** | **622.3** |
| Sep. 30, 2006 | 341.2 | 331.9 | 0.2 | 920.7 |
| Mar. 31, 2006 | 352.7 | 337.6 | 1.5 | 1,019.6 |

B. Impairment of stocks

(Non-Consolidated) *(billions of yen)*

| | Equity related PL (Net of 3 accounts) | Impairment(1) |
|---|---|---|
| **FY2006** | 5.5 | **0.8** |
| 1H-FY2006 | 5.6 | 0.8 |
| FY2005 | (4.8) | 6.9 |

(1) Special gains include gain by sale of common stocks of affiliated companies of 11.5 billion yen.
Special losses include impairment of subsidiary stocks of 99.3 billion yen and valuation allowance for investments of 15.9 billion yen

**15. Bonds**

(Non-Consolidated) *(billions of yen)*

| | Bond related realized PL | Other comprehensive income (2) |
|---|---|---|
| **Mar. 31, 2007** | 5.1 | **(3.3)** |
| Sep. 30, 2006 | 2.0 | (3.0) |
| Mar. 31, 2006 | 3.4 | (4.7) |

(2) Other comprehensive income is the appraisal other comprehensive income of bonds among other securities

**16. For loan**

A. Loan for SME *(billions of yen)*

| | Outstanding balance(3) |
|---|---|
| **Mar. 31, 2007** | **2,892.3** |
| Sep. 30, 2006 | 2,587.6 |
| Mar. 31, 2006 | 2,102.8 |

Revitalization plan
(Substance basis change from previous year <except for foreign currency loan>)

FY2005: Plan was +1.0 billion yen, results was +58.5 billion yen

(3) It is different from outstanding balance of substance basis of revitalization plan

B. Syndicated loan *(billions of yen)*

| | Outstanding balance |
|---|---|
| **Mar. 31, 2007** | **140.4** |
| Sep. 30, 2006 | 68.0 |
| Mar. 31, 2006 | 46.0 |

B. Non-recourse loan for real estate *(billions of yen)*

| | Outstanding balance |
|---|---|
| **Mar. 31, 2007** | **769.5** |
| Sep. 30, 2006 | 461.4 |
| Mar. 31, 2006 | 575.6 |

**17. Sales performance and commission of investment trust and insurance**

*(billions of yen)*

| | Handling commission of investment trust | From flow | Sales of flow | Handling commission of insurance | From flow | Sales of flow |
|---|---|---|---|---|---|---|
| **FY2006** | 72 | 37 | **226.5** | 23 | 22 | **43.1** |
| FY2005 | 57 | 31 | 197.8 | 25 | 25 | 52.6 |
| FY2004 | 40 | 17 | 146.5 | 25 | 24 | 54.8 |

**18. Dividends original capital for public funds**

*(billions of yen)*

| Divided bank name | Shinsei Bank, Limited | |
|---|---|---|
| Inappropriate retained earnings on March 31, 2007 | 260.8 | (Except for retained earnings) |
| Net unrealized gain on securities available for sale, net taxes on March 31, 2008 | 4.1 | |
| Dividends necessary in full year fro preferred share injected by public funds | 2.4 | |

**19. Results and forecast of pay out ratio (common share)[1]**

(Non-Consolidated) *(yen)*

| | Dividend per share | Pay out ratio |
|---|---|---|
| **FY2006** | Forecast is under discussion | |
| FY2005 | 2.66 | - |
| FY2004 | 2.96 | 5.6% |

(1) After the public funds are repaid, the Bank would like to improve the targeted pay-out ratio to close to global standard levels of 20% to 30%.

# Non-Consolidated Statements of Operations

(millions of yen)

| | Fiscal year ended Mar. 31, 2007 (FY2006) a | Fiscal year ended Mar. 31, 2006 (FY2005) b | Change a-b | % |
|---|---|---|---|---|
| Interest on loans and bills discounted | **75,357** | 57,895 | 17,462 | 30.2% |
| Interest and dividends on securities | **40,427** | 21,036 | 19,391 | 92.2% |
| Other interest income | **13,262** | 3,689 | 9,573 | 259.5% |
| Interest income | **129,046** | 82,620 | 46,426 | 56.2% |
| Fees and commissions income | **28,198** | 22,065 | 6,133 | 27.8% |
| Trading profits | **15,339** | 20,740 | (5,401) | (26.0)% |
| Other business income | **18,661** | 23,523 | (4,862) | (20.7)% |
| Other ordinary income | **40,787** | 48,334 | (7,547) | (15.6)% |
| ***Ordinary income*** | **232,034** | 197,284 | 34,750 | 17.6% |
| Interest on deposits | **33,276** | 16,932 | 16,344 | 96.5% |
| Interest on debentures | **3,009** | 4,720 | (1,711) | (36.3)% |
| Other interest expenses | **41,247** | 10,746 | 30,501 | 283.8% |
| Interest expenses | **77,534** | 32,398 | 45,136 | 139.3% |
| Fees and commissions expenses | **13,164** | 10,659 | 2,505 | 23.5% |
| *Trading losses* | **436** | 463 | (27) | (5.8)% |
| Other business expenses | **6,561** | 5,415 | 1,146 | 21.2% |
| General and administrative expenses | **77,865** | 73,860 | 4,005 | 5.4% |
| Other ordinary expenses | **9,325** | 13,990 | (4,665) | (33.3)% |
| **Ordinary expenses** | **184,888** | 136,787 | 48,101 | 35.2% |
| **Net ordinary income** | **47,146** | 60,497 | (13,351) | (22.1)% |
| *Special gains* | **14,385** | 6,261 | 8,124 | 129.8% |
| Special losses | **116,546** | 119 | 116,427 | 97837.8% |
| Income/(loss) before income taxes | **(55,015)** | 66,639 | (121,654) | (182.6)% |
| Income taxes (current) | **(2,779)** | (5,991) | 3,212 | (53.6)% |
| Income taxes (deferred) | **(10,276)** | (2,260) | (8,016) | 354.7% |
| **Net income/(loss)** | **(41,960)** | 74,890 | (116,850) | (156.0)% |
| yen / US$ | **@117.78** | @117.47 | | |

# Non-Consolidated Balance Sheets
## -- Assets

*(millions of yen)*

| | As of Mar. 31, 2007 a | As of Mar. 31, 2006 b | Change a-b | % |
|---|---|---|---|---|
| <<Assets>> | | | | |
| Cash and due from banks | **190,003** | 315,282 | (125,279) | (39.7)% |
| Call loans | **43,100** | 50,000 | (6,900) | (13.8)% |
| Collateral related to securities borrowing transactions | **11,050** | 33,107 | (22,057) | (66.6)% |
| Other monetary claims purchased | **69,856** | 40,233 | 29,623 | 73.6% |
| Trading assets | **284,137** | 173,315 | 110,822 | 63.9% |
| Monetary assets held in trust | **687,346** | 556,448 | 130,898 | 23.5% |
| Securities | **2,062,064** | 1,809,798 | 252,266 | 13.9% |
| Valuation allowance for investments | **(15,908)** | - | (15,908) | n.m. |
| Loans and bills discounted | **5,075,281** | 3,961,246 | 1,114,035 | 28.1% |
| Foreign exchanges | **15,047** | 12,140 | 2,907 | 23.9% |
| Other assets | **325,654** | 282,669 | 42,985 | 15.2% |
| Premises and equipment | / | 26,701 | / | / |
| Tangible fixed assets | **20,768** | / | / | / |
| Intangible fixed assets | **13,475** | / | / | / |
| Deferred issuance expenses for debentures | **103** | 177 | (74) | (41.8)% |
| Deferred tax assets | **35,559** | 27,965 | 7,594 | 27.2% |
| Customers' liabilities for acceptances and guarantees | **18,357** | 30,985 | (12,628) | (40.8)% |
| Reserve for credit losses | **(106,977)** | (111,421) | 4,444 | (4.0)% |
| **Total assets** | **8,728,921** | 7,208,651 | 1,520,270 | 21.1% |
| yen / US$ | **@117.78** | @117.47 | | |

# Non-Consolidated Balance Sheets
## -- Liabilities and net assets

(millions of yen)

| | As of Mar. 31, 2007 a | As of Mar. 31, 2006 b | Change a-b | Change % |
|---|---|---|---|---|
| **<<Liabilities>>** | | | | |
| Deposits | **4,991,263** | 4,000,819 | 990,444 | 24.8% |
| Negotiable certificates of deposit | **480,199** | 157,373 | 322,826 | 205.1% |
| Debentures | **703,908** | 1,021,419 | (317,511) | (31.1)% |
| Call money | **692,792** | 30,000 | 662,792 | 2209.3% |
| Collateral related to securities lending transactions | **8,333** | - | 8,333 | n.m. |
| Trading liabilities | **87,361** | 129,059 | (41,698) | (32.3)% |
| Borrowed money | **276,760** | 314,789 | (38,029) | (12.1)% |
| Foreign exchanges | **397** | 325 | 72 | 22.2% |
| Corporate bonds | **562,457** | 447,024 | 115,433 | 25.8% |
| Other liabilities | **237,614** | 213,567 | 24,047 | 11.3% |
| Accrued employees bonuses | **9,850** | 10,040 | (190) | (1.9)% |
| Reserve for retirement benefits | **756** | 200 | 556 | 278.0% |
| Acceptances and guarantees | **18,357** | 30,985 | (12,628) | (40.8)% |
| **Total liabilities** | **8,070,054** | 6,355,605 | 1,714,449 | 27.0% |
| **<<Net assets>>** | | <<Stockholders' equity>> | | |
| Shareholders' equity | | | | |
| Capital stock | **451,296** | 451,296 | - | - |
| Capital surplus | **18,558** | 18,558 | - | - |
| Additional paid-in capital | **18,558** | 18,558 | - | - |
| Retained earnings | **267,144** | 380,526 | (113,382) | (29.8)% |
| Appropriated for legal reserve | **9,266** | 7,777 | 1,489 | 19.1% |
| Other retained earnings | **257,878** | 372,749 | (114,871) | (30.8)% |
| Earned surplus brought forward | **257,878** | 372,749 | (114,871) | (30.8)% |
| Treasury stock, at cost | **(72,555)** | (6) | (72,549) | 1209150.0% |
| Total shareholders' equity | **664,444** | / | / | / |
| Net unrealized gain / loss and translation adjustments | | | | |
| Net unrealized gain on securities available-for-sale, net of taxes | **4,181** | 2,670 | 1,511 | 56.6% |
| Net deferred loss on hedge, net of taxes | **(10,275)** | / | / | / |
| Total net unrealized gain / loss and translation adjustments | **(6,094)** | / | / | / |
| Stock acquisition rights | **517** | / | / | / |
| **Total net assets** | **658,866** | 853,046 | (194,180) | (22.8)% |
| **Total liabilities and net assets** | **8,728,921** | 7,208,651 | 1,520,270 | 21.1% |
| yen / US$ | **@117.78** | @117.47 | | |

* Certain account titles of the balance sheets as of Mar.31,2006 ( b) are realigned in line with the balance sheet as of Mar.31,2007 (a).

## Non-consolidated Statement of Changes in Net Assets

For the fiscal year ended March 31, 2007 (millions of yen)

| | Shareholders' equity | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Capital stock | Capital surplus | | Retained earnings | | | Treasury stock, at cost | Total of shareholders' equity |
| | | Additional paid-in capital | Total capital surplus | Appropriated for legal reserve | Other retained earnings<br>Earned surplus brought forward | Total retained earnings | | |
| Balance at beginning of period | 451,296 | 18,558 | 18,558 | 7,777 | 372,749 | 380,526 | (6) | 850,375 |
| Changes in amounts during the period | | | | | | | | |
| Dividends from surplus (note) | | | | 790 | (4,737) | (3,947) | | (3,947) |
| Dividends from surplus | | | | 699 | (4,195) | (3,496) | | (3,496) |
| Net loss | | | | | (41,960) | (41,960) | | (41,960) |
| Acquisition of treasury stock | | | | | | | (136,673) | (136,673) |
| Disposal of treasury stock | | | | | (15) | (15) | 160 | 145 |
| Retirement of treasury stock | | | | | (63,963) | (63,963) | 63,963 | - |
| Net change of items other than shareholders' equity | | | | | | | | |
| Total changes during the period | - | - | - | 1,489 | (114,871) | (113,382) | (72,549) | (185,931) |
| Balance at end of period | 451,296 | 18,558 | 18,558 | 9,266 | 257,878 | 267,144 | (72,555) | 664,444 |

(millions of yen)

| | Net unrealized gain/loss and translation adjustments | | | Stock acquisition rights | Total net assets |
|---|---|---|---|---|---|
| | Net unrealized gain/loss on securities available-for-sale, net of taxes | Net deferred gain /loss on hedge, net of taxes | Total net unrealized gain/loss and translation adjustments | | |
| Balance at beginning of period | 2,670 | - | 2,670 | - | 853,046 |
| Changes in amounts during the period | | | | | |
| Dividends from surplus (note) | | | | | (3,947) |
| Dividends from surplus | | | | | (3,496) |
| Net loss | | | | | (41,960) |
| Acquisition of treasury stock | | | | | (136,673) |
| Disposal of treasury stock | | | | | 145 |
| Retirement of treasury stock | | | | | - |
| Net change of items other than shareholders' equity | 1,510 | (10,275) | (8,765) | 517 | (8,247) |
| Total changes during the period | 1,510 | (10,275) | (8,765) | 517 | (194,179) |
| Balance at end of period | 4,181 | (10,275) | (6,094) | 517 | 658,866 |

(note) This item is resulted from appropriation of profit of previous fiscal year.

*[All figures presented in the following tables are based on APLUS' disclosed financials and before consolidation to Shinsei's financials.]*

## (Reference) APLUS Key Data

*(billions of yen)*

| Summary of Income Statement | *for the fiscal year ended* Mar. 31, 2007 | *for the six months ended* Sep. 30, 2006 | (Reference) Mar. 31, 2006 | Sep. 31, 2005 |
|---|---|---|---|---|
| **Operating Revenue** | 111.4 | 57.3 | 51.7 | 49.5 |
| Credit card shopping (Sogo) | 8.9 | 4.2 | 3.4 | 3.0 |
| Installment shopping credit (Kohin) | 20.5 | 10.2 | 6.8 | 6.7 |
| Credit guarantee | 26.4 | 13.8 | 14.6 | 15.4 |
| Loan | 44.9 | 23.9 | 21.3 | 19.8 |
| Consumer loan | 44.6 | 23.7 | 21.1 | 19.6 |
| Cashing by credit card | 20.3 | 10.5 | 10.3 | 10.0 |
| Loan card | 20.9 | 11.5 | 9.5 | 8.4 |
| Other consumer loan | 3.4 | 1.6 | 1.2 | 1.1 |
| Other loan | 0.2 | 0.1 | 0.1 | 0.1 |
| Financial income | 2.3 | 1.0 | 1.0 | 0.9 |
| Others | 8.2 | 4.0 | 4.4 | 3.5 |
| **Operating Expenses** | 126.3 | 53.9 | 43.5 | 43.2 |
| SG&A | 120.6 | 51.3 | 41.3 | 40.5 |
| Net provision of allowance for bad debts | 47.8 | 17.5 | 13.0 | 13.7 |
| Others | 72.8 | 33.7 | 28.2 | 26.8 |
| Financial expenses | 5.6 | 2.5 | 2.2 | 2.6 |
| **Operating Income** | (14.9) | 3.4 | 8.1 | 6.3 |
| **Ordinary Income** | (14.9) | 3.5 | 8.1 | 6.4 |
| Net Extraordinary Profit (Loss) | (8.7) | (1.4) | (1.3) | (0.3) |
| **Net Income (Loss) before Tax** | (23.7) | 2.1 | 6.8 | 6.1 |
| **Net Income (Loss)** | (29.3) | 0.5 | 8.3 | 8.0 |

(billions of yen)

| Summary of Financials and Other Major Business Information (Consolidated) | *as of the end of* Mar. 2007 | *as of the end of* Sep. 2006 | Mar. 2006 | Sep. 2005 |
|---|---|---|---|---|
| Total Assets | 1,550.7 | 1,608.2 | 1,593.1 | 1,542.9 |
| Total Liabilities | 1,491.2 | 1,534.2 | 1,516.1 | 1,469.4 |
| Total Net Assets | 59.5 | 74.0 | 76.9 | 73.4 |
| Total Account Receivables | 1,224.4 | 1,329.1 | 1,315.0 | 1,358.3 |
| Total installment receivables | 530.1 | 604.7 | 568.7 | 541.6 |
| Credit card shopping (Sogo) | 42.1 | 39.4 | 36.9 | 28.5 |
| Installment shopping credit (Kohin) | 233.8 | 296.8 | 253.8 | 243.6 |
| Loan | 253.9 | 268.2 | 277.7 | 266.7 |
| Consumer loan | 241.8 | 253.3 | 234.0 | 222.8 |
| Cashing by credit card | 63.8 | 70.0 | 66.3 | 64.5 |
| Loan card | 123.1 | 133.7 | 131.9 | 104.0 |
| Other consumer loan | 54.8 | 49.5 | 35.7 | 54.3 |
| Other loan | 12.1 | 14.9 | 43.6 | 43.8 |
| Others | 0.1 | 0.1 | 0.1 | 2.7 |
| Credit guarantee receivables | 694.2 | 724.3 | 746.3 | 816.7 |
| Number of Merchants (thousands) | 832 | 897 | 648 | 634 |
| Total Available Cardholders (thousands) (non-consolidated) | 7,612 | 7,359 | 6,841 | 6,263 |
| Number of New Card Issuance (thousands) (non-consolidated) | 1,624 | 905 | 891 | 887 |
| Loan Receivables Outstanding by Interest Rate Zone (non-consolidated) * | 191.1 | 204.3 | / | / |
| ~15.0% | 0.9 | 0.9 | / | / |
| ~18.0% | 30.6 | 32.9 | / | / |
| ~20.0% | 15.2 | 15.2 | / | / |
| ~25.0% | 50.6 | 52.7 | / | / |
| ~29.2% | 93.5 | 102.4 | / | / |
| Cashing by credit card | 71.2 | 75.7 | / | / |
| Loan card | 119.9 | 128.5 | / | / |
| Credit Outstanding Per Account (thousand yen) | 367 | 371 | / | / |
| Cashing by credit card | 233 | 242 | / | / |
| Loan card | 555 | 541 | / | / |

* This is a total of cashing by credit card / loan card outstanding (161.1 billion yen as of the end of Mar. 2007 and 177.2 billion yen as of the end of Sep. 2006, non-consolidated basis) based on managed assets basis, which include securitized receivables and uncollectible estimated amounts, etc.

**■Grey zone related:**

In the fiscal year ended Mar 31, 2007, APLUS recorded costs of 11.5 billion yen for future possible losses on reimbursements of excess interest payments.

As of the end of Mar. 2007, reserve for losses on interest repayments stood at 10.3 billion yen.

*[Latest figures are based on Shinki' disclosed financials announced on May 9, 2007]*

**(Reference) Shinki Key Data**

*(billions of yen)*

| Summary of Income Statement (non-consolidated) | for the fiscal year ended Mar. 31, 2007 | for the fiscal year ended Mar. 31, 2006 | (Reference) for the six months ended Sep. 30, 2006 | (Reference) for the six months ended Sep. 30, 2005 |
|---|---|---|---|---|
| **Operating Income** | **44.4** | 50.5 | 23.0 | 25.5 |
| Interest income | **23.7** | 27.9 | 12.5 | 13.6 |
| Interest on subordinated investor certificate | **19.4** | 21.1 | 9.8 | 11.0 |
| Others | **1.3** | 1.3 | 0.6 | 0.7 |
| **Operating Expenses** | **66.1** | 43.7 | 22.2 | 20.6 |
| Financial expenses | **1.7** | 1.9 | 0.8 | 1.0 |
| Other operating expenses | **64.5** | 41.7 | 21.4 | 19.5 |
| Allowance for bad debts and write offs | **46.9** | 20.0 | 12.3 | 8.9 |
| Others | **17.5** | 21.7 | 9.0 | 10.6 |
| **Operating Profit** | **(21.7)** | 6.7 | 0.7 | 4.8 |
| **Ordinary Profit** | **(21.6)** | 6.8 | 0.8 | 4.9 |
| Net Extraordinary Profit (Loss) | **(13.7)** | 0.2 | (13.3) | 0.2 |
| **Net Income (Loss) before Tax** | **(35.2)** | 7.0 | (12.4) | 5.1 |
| **Net Income (Loss)** | **(39.9)** | 4.1 | (15.4) | 2.9 |

(billions of yen)

| Summary of Financials and Other Major Business Information (non-consolidated) | as of the end of Mar. 2007 | as of the end of Mar. 2006 | as of the end of Sep. 2006 | as of the end of Sep. 2005 |
|---|---|---|---|---|
| Total Assets | **151.9** | 189.7 | 171.9 | 195.5 |
| Total Liabilities | **124.9** | 121.1 | 120.1 | 128.0 |
| Total Net Assets | **27.0** | 68.5 | 51.8 | 67.4 |
| Loan Receivables Outstanding [(1)] | **176.4** | 199.4 | 187.5 | 211.9 |
| Consumer loans | **125.8** | 136.8 | 130.0 | 144.8 |
| Unsecured loans | **125.0** | 136.3 | 129.6 | 144.2 |
| Secured loans | **0.7** | 0.4 | 0.4 | 0.5 |
| Business loans | **50.6** | 62.6 | 57.5 | 67.0 |
| Loans on deeds | **0.3** | 0.6 | 0.4 | 0.9 |
| Noloan business | **50.1** | 61.8 | 56.9 | 65.7 |
| Secured loans | **0.0** | 0.1 | 0.0 | 0.3 |
| Number of Branch Offices | **544** | 610 | 572 | 568 |
| Weighted Average Rate of Loan Interest Rate (%) | **27.11** | 26.60 | 27.18 | 27.23 |
| Consumer loans | **27.50** | 26.91 | 27.59 | 27.60 |
| Unsecured loans | **27.58** | 26.97 | 27.65 | 27.67 |
| Secured loans | **13.96** | 11.15 | 11.07 | 11.61 |
| Business loans | **26.14** | 25.93 | 26.24 | 26.42 |
| Loans on deeds | **21.66** | 21.26 | 21.29 | 22.21 |
| Noloan business | **26.19** | 26.02 | 26.30 | 26.57 |
| Secured loans | **11.32** | 9.68 | 11.54 | 9.19 |
| Weighted Average Rate of Funding Rate (%) | | | | |
| During the fiscal year | **1.66** | 1.82 | 1.64 | 1.96 |
| As of the end of the fiscal year | **1.69** | 1.63 | 1.68 | 1.80 |

(1) Balance of loans include ones off-balanced through securitization program

**■Grey zone related:**

For the fiscal year ended Mar. 2007, Shinki (non-consolidated basis) recorded costs of 37.9 billion yen for future possible losses on reimbursements of excess interest payments. (26.5 billion yen was recorded in operating expenses and 11.4 billion yen was recorded in extraordinary losses.) As of the end of Mar. 2007, the reserve amount stood at 36.3 billion yen.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

## Shinsei Bank to Start "Thank You Campaign for Topping 2 Million Accounts"

~Gift coupon worth 10,000 yen will be presented by lottery to 200 people~

Tokyo (Monday, May 14, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it runs a "Thank you Campaign for Topping 2 Million Accounts" from Monday, May 14, 2007 to celebrate the number of Shinsei's individual customer's account at the end of April 2007 exceeded 2 million. Gift coupon worth 10,000 yen will be presented by lottery to 200 people for those applying for this campaign via Shinsei Bank's website and making a correct answer to the quiz.

Shinsei Bank has launched Shinsei *PowerFlex* account in June 2001, and since then, we have been offering various convenient services, such as 24 hours a day, 365 days a year free-of-charge ATM withdrawal[1], free-of-charge online domestic fund transfer[2], and financial consulting services to support customers' asset management.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

**[Outline of "Thank you Campaign for Topping 2 Million Accounts"]**

**Period**: From 9 a.m. Monday, May 14, 2007 to 9 p.m. Tuesday, July 31, 2007

**Eligible customers**: Customers who meet all the following conditions.

1. Holder of a *PowerFlex* account as of July 31, 2007
2. Yen savings account balance of 100,000 yen and above in *PowerFlex* as of midnight, Tuesday, July 31, 2007 (excluding foreign currency deposit, yen time deposit, investment trust and annuity, etc.)

**Contents** : For those who applied for this campaign through Shinsei Bank's website (http://www.shinseibank.com) during the campaign period, with a completed entry form and a correct answer to the quiz, 200 people will be selected by lottery for a gift coupon worth 10,000 yen.

* Valid for one entry per person.

* Gift coupon will be delivered to winners for the campaign without announcement.

1. Free cash withdrawals are available at the ATMs of Shinsei Bank and Seven Bank 24 hours a day, 365 days a year. Fees will be reimbursed for withdrawals from the ATMs of Japan Post, all major Japanese banks, 4 trust banks, Aozora Bank, and Shoko Chukin Bank.

2. Up to 5 free online domestic fund transfers are available each month. (Up to 30 transfers depending on account balances)

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

## Completion of sales of all shares of Life Housing Loan

Tokyo (Friday, May 18, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that Shinsei Property Finance Co., Ltd. (Head Office: Minato-ku, Tokyo, Representative Director & President: Katsumi Nagashima; "Shinsei Property Finance" ), a subsidiary of Shinsei Bank, completed the sale of all shares of Life Housing Loan, Ltd. (Head Office: Chuo-ku, Tokyo, Representative Director & President: Masami Hirakawa) to Sumitomo Trust & Banking Co., Ltd. (Head Office: Chuo-ku, Osaka, President and Chief Executive Officer: Yutaka Morita; "Sumitomo Trust") based on the basic agreement between Shinsei Property Finance and Sumitomo Trust announced on April 10, 2007.

The financial impact on Shinsei Bank has been incorporated in the forecast announced on May 9, 2007.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

**Shinsei Bank to Post on its Website**
**Questionnaire Results from 100 Financial Planners**
- Financial planners' informative comments about asset management -

Tokyo (Friday, May 25, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will publish the results of questionnaire, titled "Let's ask the specialists about Money and Asset management! Questionnaire to 100 Financial Planners" on the Shinsei Bank website from today(1).

This web contents is developed based on the results of questionnaire to 100 financial planners about asset management such as market trends and currency movements, which is conducted jointly with All About Financial Service, Inc. (Head office: Shibuya-ku, Tokyo, Representative Director, President: Norito Kawada). Furthermore, Shinsei Bank gave the same questionnaire to the customers. Financial planners' views and customers' opinions are shown on the website as well as the questionnaire results.

The question introduced on the first time is about interest-rate trend, asking "Do you think that a long-term interest rate on 10-year government bonds exceeds 3% in 3 years?" The question will be changed in every two weeks and the results will be published on the website in sequence.

Shinsei Bank hopes that the web contents will serve customers' financial planning by introducing the financial planners' diverse comments based on their objective viewpoints. Also, Shinsei Bank will provide an opportunity for interactive communication between customers and financial planners by obtaining customers' requests about subsequent questions.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

* Please see the attachment for more details.
* (1) These contents are provided only in Japanese.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

【Attachment】

**Image of Web contents:**
**"Let's ask the specialists about Money and Asset management! Questionnaire to 100 Financial Planners"**

| | |
|---|---|
| Date of First Publication: | Friday, May 25, 2007 |
| The First Question: | "Do you think that a long-term interest rate on 10-year government bonds exceeds 3% in 3 years?" |

Note: These contents are provided only in Japanese



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平下FPのまとめ
Q
例えば3年後、長期金利（10年長期国債）は3％を超えていると思いますか？
国内の短期金利については、2006年7月、2007年2月と2回にわたって日銀の利上げ（各＋0.25％）がありましたが、長期金利はこれに伴う上昇の気配がありません。さて、今後の金利動向をあなたはどう考えますか？
短期金利:無担保コールレート
長期金利:長期国債(10年)新発債流通利回り
データ:2001年1月〜2007年2月
出所:日本銀行ホームページ
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
01年
02年
03年
04年
05年
06年
07年
A
回答期間:2007年5月7日〜2007年5月11日
約8割のFPが、3年後の長期金利は3%を下回っていると予想。
FPの答え
YES 21%
NO 79%
FPからのコメントを見る
長期金利が3%を上回ると予想している読者はFPよりやや多かった。
読者の答え
YES 33%
NO 67%
読者からのコメントを見る
FPからのコメント
各「ProFile」ボタンをクリックするとAll Aboutサイトのプロフィールをごらんいただけます。
相澤学FP
回答 YES
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Shinsei
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1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

# Shinsei Bank Announces Details of Stock Acquisition Rights as Stock Options

Tokyo (Friday, May 25, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced today that details of 17th and 18th Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on May 9, 2007 were determined today. The details are as follows:

| | | 17th | 18th |
|---|---|---|---|
| 1 | Issue date of Stock Acquisition Rights : | May 25, 2007 | |
| 2 | Total number of Stock Acquisition Rights to be issued (Number of shares that can be purchased thorough the exercise of 1 Stock Acquisition Right:1,000) : | 3,306 Stock Acquisition Rights | 1,480 Stock Acquisition Rights |
| 3 | Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights : | 3,306,000 Common shares of the Bank | 1,480,000 Common shares of the Bank |
| 4 | Payment amount for Stock Acquisition Rights : | Free of charge. Payment is not required. | |
| 5 | Value of property payable for exercise of Stock Acquisition Rights (the "Exercise Price") : | 555 Yen per share | |
| 6 | Number of people to whom Stock Acquisition Rights are offered and their details : | Total 135 of Directors, Statutory Executive Officers and employees of the Bank | Total 26 of Statutory Executive Officers and employees of the Bank |
| 7 | Exercise Period of Stock Acquisition Rights | From June 1, 2009 to May 8, 2017 | From June 1, 2007 to May 8, 2017 |
| 8 | Conditions for Exercising Stock Acquisition Rights : | Basically the Stock Acquisition Rights holders may exercise their rights between June 1, 2009 and May 31, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights , however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights". | Basically the Stock Acquisition Rights shall be exercised after June 1, 2009 and also the Stock Acquisition Rights holders may exercise their rights between June 1, 2009 and May 31, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights". |

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 23, 2006
(2) Resolution date of the Annual Shareholders' Meeting: June 27, 2006

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

## Shinsei Bank to Open Fukuoka Call Center

—Customers' convenience enhancement by boosting capacity for incoming calls—

Tokyo (Friday, June 1, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will open a call center in Tenjin, Chuo-ku, Fukuoka-city and start its operation from Monday, June 4, 2007. Fukuoka Call Center is the second call center, followed by the one in Tokyo, and it will further improve customers' convenience as the enhanced capacity for incoming calls is expected to shorten callers' waiting time.

Fukuoka Call Center will start with 50 operators, and with its business expansion it is slated to operate for 24 hours by 150 operators within fiscal 2008.

Shinsei Bank has determined to locate its second call center in Fukuoka-city considering accessibility from Tokyo and favorable conditions for hiring call center operators. It also believes that the establishment of Fukuoka Call Center will contribute to the creation of new employment opportunities.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

**Outline of Fukuoka Call Center**

| | |
|---|---|
| Location | Fukuoka building, 9th floor, 1-11-17, Tenjin, Chuo-ku, Fukuoka-city |
| Operating hours | 9 a.m.–7 p.m.<br>(scheduled to start 24-hour operation within fiscal 2008) |
| Total floor area | 230 *tsubo* (about 760 square meters) |
| Number of operators | 50 operators (expected to expand to 150 operators within fiscal 2008) |

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

## Shinsei Bank to Launch "American Dream Fund"

—Publicly-offered investment trust focusing on the US small-cap growth equities—

Tokyo (Friday, June 1, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that the Bank will start offering on Friday, June 1, 2007 an investment trust named "American Dream Fund ("Fund")" which will be managed by Shinsei Investment Management Co., Ltd., a wholly-owned subsidiary of Shinsei Bank.
The Fund aims to achieve mid- to long-term profits by discovering and intensively investing in U.S. small companies that have strong growth potential to realize the "American Dream" of the next generation but have not yet been noticed in the market.

The initial offering period is Friday, June 1, 2007 through Thursday, June 28, 2007. The inception date is Friday, June 29, 2007 and the Fund will continue to be offered thereafter.

Since the IT-bubble burst in 2000, the prices of many U.S. small-cap growth equities have slumped compared to large-cap equities. However, a number of small companies with high growth potential exist, even in this downturn period.
The Fund will intensively invest in U.S. small-cap equities that are expected to achieve high growth (planning to invest in 20 to 30 issues), designed to meet the needs of customers who seek to diversify their investments portfolio from a mid- to long-term perspective.

RS Investment Management Co. LLC ("RSIM") will manage the Fund's mother fund. RSIM is a boutique investment management firm that has specialized in U.S. small- to mid-cap equities with excellent track records over a long period. Headquartered in San Francisco, close to Silicon Valley, where many emerging companies are consolidated, RSIM selects its issues based on bottom-up research supported by a very detailed analysis of company fundamentals.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

※ For further details, please refer to the attachment.

**【Attachment】**

**Outline of "American Dream Fund"**

| | |
|---|---|
| Fund name | American Dream Fund |
| Asset management company | Shinsei Investment Management Co., Ltd. |
| Product type | Open-ended equity investment trust / International equities (North America) / Dividend reinvest can be chosen |
| Characteristics | 1. The fund invests mainly in U.S. small-cap growth equities via investments mainly in the beneficiary certificates of the "U.S. Small-cap Growth Equity Mother Fund".<br>2. The Fund aims to achieve mid- to long-term profit by focusing on investing intensively in 20 to 30 issues.<br>3. RS Investment Management Co. LCC will be responsible for managing the Mother Fund.<br>4. As a general rule, no foreign exchange hedging will be undertaken. |
| Benchmark | N/A<br>※Russell 2000 Growth Index (JPY) will be used as a reference indicator. |
| Initial offering period | From Friday, June 1, 2007 to Thursday, June 28, 2007 |
| Fund inception date | Friday, June 29, 2007 |
| Subsequent offering period | Effective Friday, June 29, 2007 |
| Trust period | Indefinite |
| Closed period | About 1 year from its inception (In principle, no redemption is allowed until Wednesday, June 11, 2008) |
| Accounts settlement date | June 12, every year (When this date falls on a holiday, it will be changed to the immediately succeeding business day.) |
| Trust fee | 2.4675% p.a. (2.35% p.a. before tax) on the total net assets |
| Amount to be retained in trust at redemption | 0.30% on the net asset value as of the business day immediately following the redemption request date |
| Shinsei Bank's sales channel | Branches, Internet Banking (Shinsei *PowerDirect*), and Call Center (Shinsei *PowerCall*) |
| Shinsei Bank application unit | At least 10,000 yen and in units of 1 yen |
| Sales fee payable to Shinsei Bank (Ratio to the trade amount) | Less than 100 million yen 3.15%(3.0% before tax)<br>From 100 million yen to less than 300 million yen 1.05%(1.0% before tax)<br>300 million yen or more 0.525%(0.5% before tax)<br>The trade amount refers to the amount of which sales fee and equivalent amount of tax etc. is deducted from application amount. |

※For details of the Fund, please refer to the prospectus. Prospectus is available at Shinsei Bank branch counters and through the Internet (Shinsei *PowerDirect*).

**About RS Investment Management Co. LLC**

RS Investments was founded in 1986 as a boutique investment management firm, specializing in U.S. small- to mid-cap equities.

One of RS Investments' investment philosophies is "Stay Ahead of Wall Street." Based in San Francisco, close to Silicon Valley, RS Investments is capable among the first of obtaining information on most advanced U.S. companies and of doing accurate analysis based on specialized research that focuses on mid-to-small companies. Another philosophy of RS Investments is "In Search for Next Great Business." By using its strong reputation and networks amongst emerging growth companies in the U.S. and its bottom-up approach based on very detailed analyses of company fundamentals, RS Investments aims to be the first to discover and invest in companies that will become the next generation leaders.

As of the end of April, 2007, RS Investments had about $17.8 billion in assets under management and employed 98 people. It boasts one of the best investment management teams and has excellent records as a boutique investment firm that has an edge in small- to mid-cap equities.

Mr. Jim Callinan, who is a senior portfolio manager at RS Investment's Growth Group and a top manager of investments in the U.S. small-cap growth equities, is in charge of the American Dream Fund. In 1999, he was named "Manager of the Year" by Morning Star. This award is presented each year to the best equity fund manager.

※ For detailed explanations about RS Investments and Mr. Jim Callinan, please refer to the website of Bayview Asset Management Co., Ltd. (www.bayview.co.jp), which has an exclusive alliance with RSIM in Japan.

**About Shinsei Investment Management Co., Ltd.**

Shinsei Investment Management, a wholly-owned subsidiary of Shinsei Bank, launched its operation on April 1, 2003 after being approved by the FSA as an investment management and discretionary investment advisory company. Shinsei Investment Management adopts a business model as "Managers' manager". Under this business model, Shinsei Investment Management selects the capable investment managers for a range of options in the world, depending on Japanese investors' needs, structures and packages the investment products in a way that best suits the investors, and appropriately reallocates them, if needed.

As of the end of April 2007, Shinsei Investment Management's assets under management in discretionary investment management and investment trust were approximately 57.7 billion yen and 166.2 billion yen respectively.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

ACCA NETWORKS
Broadband Partner

IGNITE Group

SHINSEI BANK

## Equity and Management Structural Reforms of ACCA Networks

ACCA Networks Co., Ltd.
Ignite Group
Shinsei Bank, Limited

Tokyo (Wednesday, June 6, 2007) - Ignite Group ("Ignite") and ACCA Networks Co., Ltd. ("ACCA Networks") reached an agreement with NTT Communications Corporation ("NTT Communications") to change the present equity and management structure of ACCA Networks.

Under this agreement, NTT Communications will transfer 5.0% of the stocks it owns in ACCA Networks to Ignite BB Investments L.P. ("Ignite BB"), which was established by Ignite with Shinsei Bank, Limited ("Shinsei Bank"), the leading investor. In addition, ACCA Networks decided at its Board of Directors meeting, held today, of the appointment of Mr. Masaharu Kimura as Chief Executive Officer (CEO) of ACCA Networks as of June 6, 2007.

ACCA Networks is launching a new management structure on the occasion of this transaction and will increase corporate value by promoting new businesses. Shinsei Bank and Ignite will support ACCA Networks in the areas of business strategies and corporate governance.

Mr. Masaharu Kimura, new CEO of ACCA Networks, stated, "ACCA Networks is devoted to making prompt decisions and implementations as it strives to stabilize the ADSL business and proactively enter into new business fields such as WiMAX. We will also optimize our independent position in the telecommunications industry and facilitate flexible alliances."

Mr. Nobuo Mii, Managing Partner of the Ignite Group, commented: "We will fully cooperate with ACCA Networks, the new management structure, lead by Mr. Kimura, will enter the WiMAX business and execute proactive and prompt management policies. We will actively provide support in order to enhance the corporate value of ACCA Networks."

Mr. Thierry Porté, President and CEO of Shinsei Bank said: "ACCA Networks is in a unique position within the transforming telecommunications market from the traditional ADSL to WiMAX. Our Private Equity Division will proactively finance corporations such as ACCA Networks that have strong growth potential."

1. Reasons for Equity and New Management Structural Reforms

ACCA Networks, perceiving the opportunity and needs for DSL business services, rapidly grew its business correlating to the growing broadband services; become the first DSL provider to post profits. Furthermore, ACCA Networks successfully listed on the JASDAQ Securities Exchange in March 2005.

In relation to the growing broadband services, the types of contents transmitted have expanded to include areas such as video, audio and other non-business oriented entertainment services. ACCA Networks intends on initiating a strategic incorporation of these developments into its business model to secure new growth.

ACCA Networks conducted repeated discussions with its leading investors over its growth strategy, including equity restructuring to quickly expand its scope of operations through alliances beyond capital relationships and the development and introduction of new services. This announcement reflects the agreement of cooperation reached between NTT Communications, Shinsei Bank and Ignite, and the ensuing agreement to transfer a portion of the shares owned by NTT Communications to Ignite BB. This transaction will enable ACCA Networks to develop its business from a more independent standpoint.

NTT Communications and ACCA Networks have developed a very strong relationship and jointly have approximately 600,000 OCN users and 20,000 corporate users as customers to their broadband services. Both companies agreed to reinforce their collaborative relationship by offering more competitive services, benefiting both firms.

2. Overview of Stock Transfer

Today, NTT Communications concluded a stock transfer agreement with Ignite BB, a L.P. newly established by Ignite with Shinsei Bank, the leading investor. NTT Communications will transfer 6,214 of the stocks it holds in ACCA Networks to Ignite BB. This will reduce the stockholdings of NTT Communications in ACCA Networks to 14.7%.

(1) Change in the ACCA Networks Stock Ownership of NTT Communications and Ignite BB due to the transaction

| Pre-Transaction | Post-Transaction |
|---|---|
| - | Ignite BB Investments L.P. (5.0%) |
| NTT Communications (19.7%) | NTT Communications (14.7%) |

(2) Overview of Ignite BB

| | |
|---|---|
| Name: | Ignite BB Investments L.P. |
| Address: | 2-13-10 Nagatacho, Chiyoda-ku, Tokyo |
| Representative: | Ryusaku Hoshino |
| Main businesses: | Investment |

3. Changes in Management

ACCA Networks brought Mr. Masaharu Kimura (former Managing Director of IBM Japan, Ltd.) to make possible the dynamic implementation of ACCA Networks' strategy. A Board of Directors meeting was held today, June 6, 2007, where Mr. Kimura was appointed CEO. Mr. Masaharu Kimura will be appointed as Director subject to the approval at the extraordinary general shareholders' meeting planned for August, 2007. He will also be appointed as President and Representative Director at the Board of Directors meeting scheduled after the shareholders' meeting on the same day. Furthermore, effective today, Yoshio Sakata has resigned from his current post of President and Representative Director, and he will be engaged in the WiMAX business as Director.

Mr. Masaharu Kimura has held a number of key posts in the IT industry, serving in the sales and marketing division of IBM Japan which oversees the insurance, distribution and manufacturing industry. He was responsible for the distribution sector, software group, and e-business solution division as well as positions at IBM Asia Pacific and served as the first President of IBM Business Consulting Services K.K.. There are great expectations that his knowledge, expertise and experience will greatly contribute to the reinforcement of sales and accelerating the growth of the Corporate and Solution Business.

He is also expected to dynamically build various alliances within the telecommunications industry where the speed of change continues to accelerate. His diverse and expansive business network which he has developed through his activities in "Forum 21", an organization known as a vibrant center for leading Japanese corporations of different industries to interact with each other, emphasizes the alliances opportunities he can bring to ACCA.

4. Future Direction of ACCA Networks

Under the new management structure, ACCA Networks will maintain profit levels of the Consumer Business while endeavoring to achieve greater growth in the Corporate and Solution Business by strengthening sales and marketing and utilizing the collaborative relationship with NTT Communications. ACCA Networks will also pursue expansion of new businesses by supplying various broadband services, including WiMAX.

ACCA Networks is presently preparing to establish a WiMAX business planning company to expand the preparatory organization and system for WiMAX, acquisition of WiMAX frequency license, and further focus on the launch of the WiMAX business.

In addition to endeavoring for ACCA Networks' organic growth, ACCA Networks will optimally utilize its independent position in the telecommunications industry to conclude operational and technical alliances with other providers, proactively tackle structural reforms in the industry and pursue various possibilities to increase and maximize corporate value.

5. Schedule

| | |
|---|---|
| August 2007: | Extraordinary general shareholders' meeting<br>Appoint Masaharu Kimura as Director (subject to approval)<br>Board of Directors Meeting<br>Appoint Masaharu Kimura as President and Representative Director (subject to approval) |

About ACCA Networks

ACCA Networks Co., Ltd. (Code: 3764 JASDAQ Securities Exchange), provides high quality broadband network services to both, individual customers and corporations. ACCA has earned a reputable presence, exceptional to corporate users, as a high quality network provider through its 24 hour 365 day guaranteed network and maintenance dispatch team and high security level services utilized in ATMs.

ACCA targets to develop and introduce broadband related communication services surpassing customer's expectations and support day-to-day operations . Such services include but not limited to Business Solution Services, such as "Machine-to-Machine" (M2M), and most recently mobile WiMAX, a frequency license ACCA has been preparing to acquire for business expansion.

Further information on ACCA Networks is available at
http://www.acca.ne.jp/english/ir/index.html

About Ignite

Ignite Group is an IT-industry focused private investment firm based in Silicon Valley. Ignite currently manages three funds in the United States and one in Japan with over US$200 million under management. Ignite invests in venture capital, growth capital, strategic minority and buyout transactions mainly in the United States and Japan.

Further information on Ignite is available at
http://www.ignitegroup.com

About Shinsei Bank

Shinsei Bank (Code:8303 TSE First Section) is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

## Shinsei Bank to Promote Sales-Fee Cash Back Campaign for Investment Trusts

Tokyo (Thursday, June 7, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that, from Monday, June 11, 2007 to Wednesday, August 15, 2007,[1] the Bank will fully reimburse sales fees on investment trusts[2] purchase for new customers who open a *PowerFlex* account during the campaign period. (Cash back service is limited to an investment trust purchase for up to 1 million yen per fund.)
For existing Shinsei customers, the Bank now runs the campaign[3] which offers sales-fee cash back up to 50% depending on the number of investment trust customers purchased by Wednesday, August 15, 2007.
We hope that this campaign will give customers an opportunity to start investing in investment trusts under favorable terms and conditions.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

**1. Sales-fee Cash Back Campaign for Investment Trusts**

| | |
|---|---|
| **Period** | 9 a.m. Monday, June 11, 2007 – 9 p.m. Wednesday, August 15, 2007[1] |
| **Eligibility** | During the campaign period, new customers who open a *PowerFlex* account and invest 100,000 yen or more per transaction in eligible investment trusts[2] through branches, the Internet banking service (Shinsei *PowerDirect*), or the call center (Shinsei *PowerCall*) |
| **Details** | Shinsei Bank's sales-fee on investment trusts[2] cash back in full (Virtually no sales fee) (Cash back service is limited to an investment trust purchase for up to 1 million yen per fund.) |

**2. Up to 50% Sales-fee Cash Back Campaign for Investment Trusts**

| | |
|---|---|
| **Period** | Ongoing campaign effective through 9 p.m. Wednesday, August 15, 2007[1] |
| **Eligibility** | Shinsei *PowerFlex* account holders as of Sunday, June 10, 2007 who invest 100,000 yen or more per transaction in eligible investment trusts[2] through branches, the Internet banking service (Shinsei *PowerDirect*), or the call center ( Shinsei *PowerCall*) |
| **Details** | Sales-fee cash back from 10% through 50% depending on the number of investment trust purchased.(Cash back service is limited to an investment trust purchase for up to 1 million yen per fund.) |

1. 6 p.m. Wednesday, August 15, 2007 for branch purchase
2. Except MMF, foreign investment trusts, and switching transactions
3. This campaign was initially effective through Tuesday, July 31, 2007 but extended to Wednesday, August 15, 2007 along with the period of "Sales-fee Cash Back Campaign for Investment trusts".

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

Exhibit B-27

SHINSEI BANK

Gibraltar
ジブラルタ生命

For Immediate Release

Shinsei Bank, Limited
Gibraltar Life Insurance Co., Ltd.

**Shinsei Bank to Offer "Power Dollar Nenkin <NET>" by Gibraltar Life Insurance**
**- First individual fixed annuity insurance available online in Japan -**

Tokyo (Friday, June 8, 2007)—Shinsei Bank, Limited (Head Office: Chiyoda-ku, Tokyo; President and CEO: Thierry Porté, hereinafter "Shinsei Bank") and Gibraltar Life Insurance Co., Ltd. (Home Office: Chiyoda-ku, Tokyo; President and CEO: Mitsuo Kurashige, hereinafter "Gibraltar Life") announced today that effective Friday, June 8, 2007, "Power Dollar Nenkin <NET>", a U.S. dollar-denominated individual fixed annuity insurance, will be offered through the Internet (Shinsei *PowerDirect*). It will be the first individual fixed annuity insurance available online in Japan.

Power Dollar Nenkin <NET> is a U.S. dollar-denominated annuity that is based on a simple design, where funds are managed at a fixed interest rate. A customer can initiate an application 24 hours a day, 365 days a year through Shinsei *PowerDirect*, and can complete the application process through the Internet along with a few mail correspondences. In order to ensure that the customer can obtain a sufficient understanding of the product, a variety of features will be offered through the Shinsei Bank website such as a product explanation and a performance simulation tool. This will offer those customers who rarely visit branches an opportunity to purchase individual fixed annuity insurance.

Shinsei Bank and Gibraltar Life hope that by offering Power Dollar Nenkin <NET>, they can provide an opportunity to build wealth in a foreign currency and receive protection, especially in their wealth building stages (most likely 30's and 40's) who are predicted to have less opportunities to apply for individual annuities, and thus can satisfy a wide range of annuity and protection needs of customers,

To commemorate the launch of Power Dollar Nenkin <NET>, Shinsei Bank and Gibraltar Life will launch a campaign in which gifts including an espresso machine and a body-fat scale will be presented by lottery to 30 people who input and register for the Power Dollar Nenkin <NET> plan of their choice ("Application Plan") through Shinsei *PowerDirect*. Please access Shinsei Bank website (http://www.shinseibank.com) for details.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

It is Gibraltar Life's mission to help its customers and their families achieve financial protection and peace of mind by offering high-quality products and services to meet their protection and savings needs.

Attachments:

1. Key features of "Power Dollar Nenkin <NET>"
2. Application procedures for "Power Dollar Nenkin <NET>"

**About Shinsei Bank**

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank are available at
http://www.shinseibank.com/english/index.html.

**About Gibraltar Life**

Gibraltar Life Insurance Co., Ltd., a member company of Prudential Financial, Inc., one of the largest financial institutions in the United States, offers protection to meet individual customer needs and peace of mind through more than 500 sales offices located in all of Japan's 47 prefectures. Leveraging the strong credit and expertise of Prudential Financial, Gibraltar Life has reinforced its financial soundness through a review of its asset portfolio, and has ensured stable earnings through its optimum risk management methods. Gibraltar Life was named after the Rock of Gibraltar. Gibraltar Life strives to provide security that is "as safe as The Rock," to earn its customers' trust. News and other information about Gibraltar Life Insurance Co., Ltd. is available at http://www.gib-life.co.jp/

# # #

# Key Features of "Power Dollar Nenkin <NET>"
# U.S. dollar-denominated individual fixed annuity insurance

## 1. Opportunity to accumulate assets in the world's "key currency", the U.S. Dollar

A single premium is paid in U.S. dollars from U.S. dollar savings account of Shinsei *PowerFlex* and is managed in U.S. dollars. Annuity, death benefit and surrender value are paid in U.S. dollars, which enables a customer to build assets in U.S. dollar while keeping well-balanced portfolio with yen-denominated assets.

## 2. Managed at a fixed interest rate until annuity payments begin
## Satisfying various needs of customers through a variety of accumulation periods beginning with two years to ten years

The crediting rate is set twice a month on the 1st and 16th of every month, based on market interest rate and is fixed throughout the entire accumulation period. There is a choice of five alternative accumulation periods, 2-years, 3-years, 5-years, 7-years, and 10-years.

## 3. Variety of payout options available at maturity

At maturity, various payout options are available such as receiving the benefit as a whole-life annuity or annuity certain, receiving the whole amount as a lump-sum payment, receiving part of the amount as a lump-sum payment and the rest as an annuity, deferring the receipt of the annuity or a lump-sum payment, or resetting a new accumulation period.

*Available length of the accumulation period at the resetting is determined by the amount of accumulated fund at the end of accumulation period.

## 4. Rider to enable "Yen" payout

With the yen payout rider, annuity, death benefit, and surrender value can be converted and paid in yen, at the exchange rate designated by Gibraltar Life.

## 5. Features to prepare for death

The death benefit is paid in case of the death of the insured during the accumulation period. By adding the "Survivor Annuity Rider," the death benefit can be paid as an annuity to the bereaved family.

*About currency exchange risks

This is a U.S. dollar-denominated insurance product of which value fluctuates according to the currency exchange rate.

- The total amount of annuity proceed, etc., in yen converted at the rate applicable at the payout may fall below the single premium paid in yen converted at the rate applicable at policy issue.
- The policyholder or the beneficiary is exposed to the currency risk incurred by this insurance product.
- Even though the exchange rate stays at the same, the amount of proceed may fall below the single premium converted in yen at the rate applicable at policy issue due to the fee charged to convert currency. (a difference between TTS and TTB)

## Outline of “Power Dollar Nenkin <NET>”
## U.S. dollar-denominated individual fixed annuity insurance

**<Product Design>**



Accidental Death Benefit
10% of accumulated funds at the time of death in addition to death benefit
Single Premium
Surrender Value
Death Benefit
*The greater of accumulated fund or surrender value on the date of death
Accumulated Funds (U.S. dollars)
Annuity Fund
Accumulation Period
Receipt of annuity
Annuity Amount
Lump-sum payment
Accumulated funds on the day before the annuity payment commencement date
Reset (extension) of a new accumulation period
Resetting
Accumulated Fund
Annuity Fund
Original Accumulation Period
Reset (Extended) Accumulation Period


**<Product Outline>**

<table>
<tr><td>Name</td><td>U.S. dollar-Denominated Individual Fixed Annuity Insurance<br>“Power Dollar Nenkin <NET>”</td></tr>
<tr><td>Payment Method for Premiums</td><td>Single premium only</td></tr>
<tr><td>Accumulation Periods and Issue Age</td><td>
<table>
<tr><td>Accumulation Period</td><td>10-year annuity certain</td><td>10-year guarantee period with whole-life annuity</td></tr>
<tr><td>2-years</td><td rowspan="5">Ages 20 to 80[1]</td><td rowspan="4">Ages 40 to 80</td></tr>
<tr><td>3-years</td></tr>
<tr><td>5-years</td></tr>
<tr><td>7-years</td></tr>
<tr><td>10-years</td><td>Ages 30 to 80</td></tr>
</table>
</td></tr>
<tr><td>Single Premium[2]</td><td>In the case of the 2-years, 3-years and 5-years accumulation periods:<br>10,000 U.S. dollars - 5 million U.S. dollars<br>In the case of 7-years and 10-years accumulation periods:<br>5,000 U.S. dollars - 5 million U.S. dollars<br>(Application unit: 100 U.S. dollars)</td></tr>
<tr><td>Type of Annuity</td><td>◆ Whole-life annuity with guarantee period (Guarantee periods: 5, 10, 15 and 20 years)<br>◆ Annuity certain (Annuity payment periods: 5, 10, 15 and 20 years)<br>◆ Joint lives whole-life annuity with guarantee period (Guarantee periods: 5, 10, 15 and 20 years)<br>*Depending on the age that the annuity payment commences, some options may not</td></tr>
</table>

| | |
|---|---|
| | be available. Some options may not be available when the fund is below the annuity amount predefined by Gibraltar Life. |
| Death Benefit | The greater of accumulated fund or surrender value on the date of death will be paid. |
| Accidental Death Benefit | In case the insured dies in an accident, 10% of accumulated funds at the time of death will be paid in addition to the death benefit. |
| Surrender Value | The surrender value is determined based on the accumulated funds to the point of surrender, less surrender benefit and market value adjustment. |
| Cooling-off System | Right to withdraw an application or cancel a policy under the cooling-off system.<br>*An applicant or a policyholder can withdraw an application or cancel a policy in writing **within 10 days** including the later of the policy issue date or the agreement date with important matters explanation sheet. |

1. Issue age of "Power Dollar Nenkin" (10-year annuity certain type) available at branches is from 10 years to 80 years old for an accumulation period of 2-years, 3-years, 5-years and 7-years, and from 0 year to 80 years old for 10-years.
2. A single pay premium of "Power Dollar Nenkin" available at branches is from 10,000 U.S. dollars to 5 million U.S. dollars.

Attachment 2

**Application Procedures for "Power Dollar Nenkin <NET>", U.S.-dollar-denominated individual fixed annuity insurance**



Log in the Internet Banking of Shinsei Bank (Shinsei *PowerDirect*)
Confirmation and consent of "Insurance Policy Outline", "Important Matters Explanation Sheet" and "Guide to Your Policy, Policy Provisions", etc.
Input and registration of "Application Plan"
Confirmation of contents and signing in "Confirmation Sheet of Important Matters" sent from Shinsei Bank
Log in Shinsei *PowerDirect* for confirmation and correction of "Application Plan"
Save "Application Plan", "Insurance Policy Outline", "Important Matters Explanation sheet" and "Guide to Your Policy, Policy Provisions"
Transfer single premium from Shinsei *PowerFlex* account to the account specified by Gibraltar Life
Completion of application procedures
Receive the policy certificate by restricted receipt mail (Special exception type)

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

# Shinsei Bank to Offer "PowerPleasures-Nenkin no Megumi-(USD Base)"

**—USD-denominated individual annuity insurance which enables policyholders to receive annuity after 2 months from the contract date at earliest —**

Tokyo (Monday, June 11, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will start offering "PowerPleasures-Nenkin no Megumi-(USD Base)" (Single Premium Fixed Annuity (USD Base) - with fixed payment option - underwritten by the MassMutual Life Insurance Company at Shinsei Bank branches from Monday, June 11, 2007.

"PowerPleasures-Nenkin no Megumi-(USD Base)" is a USD-denominated individual fixed annuity insurance invested in U.S. dollars. Depending on their lifestyle, policyholders can choose the method of receiving an annuity, from either "Certain payout plan" or "Life payout plan." When "Life payout plan" is selected, policyholders can receive a monthly annuity, starting 2 months after the contract date, at the earliest.[1]

Shinsei Bank provides asset management advisory services for especially those customers who are about to start their life after retirement, based on the "Cash flow management" that aims to generate income on a regular basis. By offering this annuity product, we would like to meet the needs of customers who wish to enjoy an affluent life after retirement using an immediate annuity, while diversifying their portfolios in terms of currency.

We have already offered JPY-denominated individual fixed annuity insurance, "MassFreedom Advance" (JPY Based Single Premium Fixed Annuity (Type A)), underwritten by MassMutual Life Insurance Company[2]. Now we will provide a wider annuity product selection with this USD-denominated product for customers who seek asset management product for their life after retirement.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

**Outline of PowerPleasures-Nenkin no Megumi-(USD Base)**

| | | | | |
|---|---|---|---|---|
| Product name | PowerPleasures-Nenkin no Megumi-(USD Base)<br>(Single Premium Fixed Annuity (USD Base) - with fixed payment option -) | | | |
| Insurance policy issuer | MassMutual Life Insurance Company | | | |
| Premium payment | Single premium payment only | | | |
| Premium amount | USD 20,000 or more<br>* JPY 2 million or more[3], if attaching the JPY premium deposit rider<br>* Not less than JPY 500 million[4] when age at contract is 70 years old or older | | | |
| Accumulation period<br>Age at contract<br>Age to start receiving annuity[5] | Plan name | Accumulation period | Age at contract | Age to start receiving annuity |
| | Life payout plan | 0 year | From 16 to 89 years old | From 16 to 89 years old |
| | Certain payout plan | 1 year | From 0 to 89 years old | From 1 to 90 years old |
| Available at | Shinsei Bank branches (excludes Shinsei *BankSpots*) | | | |

[1] This is applicable when Immediate payout provision and JPY annuity payment rider apply, and 12 annuity payments per year is selected.

[2] Effective June 11, 2007, the nickname of the JPY-denominated "MassFreedom Advance" (JPY Based Single Premium Fixed Annuity (Type A)) in Shinsei Bank is changed to "PowerPleasures-Nenkin no Megumi-(JPY Base)" Product details differ between "PowerPleasures-Nenkin no Megumi-(USD Base)" and "PowerPleasures-Nenkin no Megumi-(JPY Base)."

[3] The exchange rate applicable to your premium payments in JPY is the TTM quoted by a reference financial institution specified by MassMutual Life.

[4] If payment is made in USD, the amount will be converted into JPY, using the exchange rate specified by MassMutual Life.

[5] "Age" is that of the insured.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release



Shinsei Bank, Limited
(Code: 8303, TSE First Section)

# Shinsei Bank to Launch New "Shinsei Platinum Services"

— Offering preferential interest rate on yen time deposits, and more —

Tokyo (Monday, June 11, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will start a new "Shinsei Platinum Services" for customers who satisfy certain requirements from Tuesday, July 10, 2007. Shinsei Bank aims to strengthen and expand its business with over 2 million Shinsei customers, as the "Best Money Advisor" who provides optimum asset management solution to meet customers' needs, by further enhancing its asset management consulting services through "Shinsei Platinum Services".

The existing "Shinsei Platinum" required either a minimum account balance of 10 million yen or a minimum initial housing loan balance of 50 million yen. The new "Shinsei Platinum Services" will be offered for those who have (1) 3 million yen or more of assets invested in the bank-designated financial products (investment trusts, structured deposits, foreign currency deposits, etc.), (2) an account balance of 20 million yen or more (monetary value of certain financial products to be excluded), or (3) a housing loan with Shinsei Bank.

Eligible customers for the new "Shinsei Platinum Services" as of the end of June 2007 will receive "Shinsei Platinum Card" (membership card), and will be entitled to acquire benefits from the "Shinsei Platinum Services" from Tuesday, July 10.

**【Main service items of the new "Shinsei Platinum Services※"】**

- **Preferential interest rate on yen time deposits (6-month or 1-year/Minimum deposit amount of 3 million yen)**

- **Supporting service for consultation with a financial planner**

  For customers who would like to have a consultation with an outside financial planner, the Bank will refer to one considering each customer's needs. Fees and charges for the first consultation will be partly paid by the Bank.

- **Reimbursement of overseas fund transfer fee**

  An overseas fund transfer fee of about 4,000 yen will be reimbursed. Fees may be separately charged by a paying bank or a correspondent bank. This service is limited once per month per customer.

- **2,000 yen gourmet coupon for golf course lunch**

  Limited service through October 31, 2007. Certain conditions apply including that customers may be requested to present a Shinsei VISA Card with his/her name on it to receive this service. This service is limited once per month per customer.

Special campaign will be launched with the start of new service.

**【"Shinsei Platinum Services" Starting Campaign】**

Period: From Tuesday, July 10, 2007 to Friday, August 31, 2007

Details: **(1) Special interest rate campaign for 6-month or 1-year yen time deposits**

6-month yen time deposit at 1.0% p.a. (0.8% p.a. after tax) and 1-year yen time deposit at 1.0% p.a. (0.8% p.a. after tax) will be offered. The special interest rates will apply only for new money deposited at branches or through the call center (Shinsei *PowerCall*). (Minimum deposit amount of 3 million yen, and up to 25 million yen.)

**(2) 0 yen of one-way exchange fee on foreign currency deposits**

When making a foreign currency deposit at Shinsei Bank, a fee on exchanging from yen to foreign currency will be reimbursed. (The bank-prescribed fees will be charged for exchanging from foreign currency to yen or from foreign currency to another foreign currency. There are some cases where a cash back amount is limited.)

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

※ For details, please see the attachment.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

**Attachment**

■**Outline of "Shinsei Platinum Services" (From Tuesday, July 10, 2007)**

| **Name of Service** | Shinsei Platinum Services |
|---|---|
| **Eligibility** | Shinsei *PowerFlex* account holders who satisfy one of the following requirements:<br>(1) Have 3 million yen or more of assets invested in the bank-designated financial products (investment trusts, structured deposits, foreign currency deposits, etc.)<br>(2) Have an account balance of 20 million yen or more (monetary value of certain financial products to be excluded)<br>(3) Have a housing loan |
| **First day to determine eligible customers** | As of the end of June 2007 (Afterwards, those who satisfy one of the above requirements at the end of the previous month will be entitled to receive the services from 10th of the following month to the end of April 2008.) (Excluding the limited-time service items) |
| **Main service items**[1] | ● Preferential interest rate on yen time deposits[2]<br>● Reimbursement of overseas fund transfer fee[3]<br>● Supporting service for consultation with a financial planner[4]<br>● Asset management seminar available exclusively to Platinum members<br>● "Ginza Platinum Center (in Tokyo)" and "Umeda Platinum Center (in Osaka)" available exclusively to Platinum members<br>● Platinum members magazine, "Platinum Magazine" to be regularly delivered by post<br>● "Shinsei Market Report" to be delivered by post<br>● E-mail magazine to be regularly sent to Platinum members only[5]<br>● Shinsei Platinum Card (Membership card)<br>● 2,000 yen gourmet coupon present for golf course lunch[6]<br>● Free parking |

1 The listed services will be offered to customers eligible for Platinum members as of Tuesday, July 10, 2007. Please note that the services may be changed or terminated without advance notice due to market movements etc.

2 6-month or 1-year/Minimum deposit amount of 3 million yen.

3 An overseas fund transfer fee of about 4,000 yen will be reimbursed. Fees may be separately charged by a paying bank or a correspondent bank. This service is limited once per month per customer.

4 For customers who would like to have a consultation with an outside financial planner, the Bank will refer to one considering each customer's needs. Fees and charges for the first consultation will be partly paid by the Bank.

5 It will be sent via email to Platinum members who registered an email address with the Bank.

6 Limited-time service effective through Wednesday, October 31, 2007. Certain conditions apply including that customers may be requested to present a Shinsei VISA Card with his/her name on it to receive this service. This service is limited once per month per customer.

■**Image of "Shinsei Platinum Card" (Membership card)**


S H I N S E I
P L A T I N U M

SHINSEI BANK
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

## Shinsei Bank to Launch "Double-Interest Chance Time Deposit"

- Double-Interest Chance from second year depending on actual foreign exchange rate -

Tokyo (Monday, June 18, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of "Double-Interest Chance Time Deposit" (Structured deposit, Yen time deposit with contingent special interest rate) as of Monday, June 18, 2007.

This 5-year structured deposit (deposit with derivatives) offers a contracted interest rate of 1.0% p.a. (0.8% p.a. after tax)[1] for 5 years until maturity. From 2nd year and onward, when yen market price against US dollar is weaker than or the same as the bank-prescribed strike rate at foreign exchange market on the determination day (2 business days before the interest payment day from the 2nd year and onward), a special interest rate of 1.0% p.a. (0.8% p.a. after tax)[1] will be applied for the year in addition to the contracted interest rate. Interest will be paid in yen every year, and principal will also be paid in yen at maturity.

By offering this deposit, we would like to satisfy the needs of customers who wish a stable asset management in yen with steady interest income every year to maturity.

**■Outline of "Double-Interest Chance Time Deposit"**

| | | | |
|---|---|---|---|
| Applicable interest rate[1] | 1st year | Contracted interest rate: 1.0% p.a. (0.8% p.a. after tax) | |
| | | When yen market price against US dollar is weaker than or the same as a strike rate on the determination day | When yen market price against US dollar is stronger than a strike rate on the determination day |
| | 2nd year<br>3rd year<br>4th year<br>5th year | Contracted interest rate of 1.0% p.a. (0.8% p.a. after tax) + Special interest rate of 1.0% p.a. (0.8% p.a. after tax) | Contracted interest rate of 1.0% p.a. (0.8% p.a. after tax) |
| Determination day | 2 business days before the interest payment day from 2nd year and onward | | |
| Interest | Payable in yen every year | | |
| Deposit term | 5 years | | |
| Minimum deposit amount | Branches (except for Shinsei *BankSpots*): 5,000,000 yen<br>* To be offered soon via the Call Center (Shinsei *PowerCall*) and the Internet Banking (Shinsei *PowerDirect*) | | |

1 Interest rate is applicable for the offering period from Monday, June 18, 2007 to Thursday, June 21, 2007, before 20% separate withholding tax. Applicable interest rate will be reviewed for the each offering period.
2 Depending on market conditions, etc., Shinsei Bank may change the applicable interest rate or stop offering this product.

3 Cancellation before maturity is forbidden in principle. If Shinsei Bank finds it appropriate and necessary to accept cancellation, "Double-Interest Chance Time Deposit" can be cancelled before maturity. In this case, the principal will not be guaranteed.

4 A strike rate will be prescribed by Shinsei Bank based on a foreign exchange market rate between yen and US dollar at 3 p.m. Tokyo time on the succeeding business day of the final day of each offering period (Determination day of the strike rate). A strike rate as of June 15, 2007 is 123.03 yen, but the rate may differ depending on an offering period.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

**[Attachment]**

## Concept Image of "Double-Interest Chance Time Deposit"

**<Relation between actual foreign-exchange rate and applicable interest rate>**



Yen weaker against US$
Strike rate
Yen stronger against US$
Current market rate between yen and US$
Determination
Determination
Determination
Determination
Yen weaker than the strike rate
Yen same as the strike rate
(before tax)
2.0%
1.0%
0%
No special interest
No special interest
Contracted interest rate
1.0% p.a. (0.8% p.a. after tax)[1]
1st year
2nd year
3rd year
4th year
5th year
Interest payment
Interest payment
Interest payment
Interest payment
Interest payment


A contracted interest rate of 1.0% p.a. (0.8% p.a. after tax) will be applied for 5 years until maturity. From 2nd year and onward, when yen market price against US dollar is weaker than or the same as a bank-prescribed strike rate on the determination day of every year (2 business days before interest payment day from the 2nd year and onward), a special interest rate of 1.0% p.a. (0.8% p.a. after tax) will be added to the contracted interest rate.

1 Interest rate is applicable for the offering period from Monday, June 18, 2007 to Thursday, June 21, 2007, before 20% separate withholding tax. Applicable interest rate will be reviewed for each offering period.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

## Shinsei Bank to Launch "Powered Teiki V"

- Offering fixed interest rate for the first year,
and floating interest rate linked to the yield on 10-year government bond from the second year -

Tokyo (Wednesday, June 20, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will start offering on Wednesday, June 20, 2007 "Powered Teiki V" (Structured deposit, 10-year government bond-linked dual currency time deposit invested in yen with an alternate currency of US dollar).

This 5-year structured deposit (deposit with derivatives) offers an interest rate of 3.0% p.a. (2.4% p.a. after tax)[1] for the initial year. From the second year to the fifth year of the maturity, an interest rate will be yearly reviewed to be a floating interest rate, which is a yield on 10-year government bond with an extra 1.0% p.a.[1] Interest will be paid in yen every year. Principal will be paid in yen at maturity when yen market price against US dollar on 2 business days before maturity is weaker than or the same as the bank-prescribed strike rate. Otherwise, when yen market price against US dollar on 2 business days before maturity is stronger than the bank-prescribed strike rate, principal will be paid in US dollars after exchanging for US dollars at the strike rate.

**■ Outline of "Powered Teiki V"**

| | | |
|---|---|---|
| Applicable interest rate[1] (Before tax) | 1st year | 3.0% p.a. |
| | 2nd year | Floating interest rate (to be reviewed yearly): Yield on 10-year government bond (base rate)[2] + 1.0% p.a. |
| | 3rd year | |
| | 4th year | |
| | 5th year | |
| Interest | Payable in yen every year | |
| Maturity amount | When yen market price against US dollar is weaker than or the same as the bank-prescribed strike rate on the determination day | Payable in yen (To be credited to a yen Savings Deposit) |
| | When yen market price against US dollar is stronger than the bank-prescribed strike rate on the determination day | Payable in US dollars after exchanging yen for US dollars at the bank-prescribed strike rate (To be credited to a US dollar Savings Deposit) |
| Determination day | 2 business days before the maturity date | |
| Deposit term | 5 years | |
| Minimum deposit amount | 3 million yen at Shinsei branches (excludes Shinsei *BankSpots*) and Call Center (Shinsei *PowerCall*)<br>* Scheduled to be offered via the Internet banking (Shinsei *PowerDirect*) | |

1. Interest rate is applicable for the offering period from Wednesday, June 20, 2007 to Thursday, June 28, 2007, before 20% separate withholding tax. Applicable interest rate will be reviewed for the each offering period.
2. Yield on 10-year government bond (base rate) is the average yield calculated and announced by the Japanese government based on the average bid price for 10-year fixed interest rate coupon-bearing bond which

is issued on the month in which the initial day of the interest calculation period falls every year from the second year and onward.

3. Depending on market conditions, etc., Shinsei Bank may change the applicable interest rate or stop offering this product.
4. Cancellation before maturity is forbidden in principle. If Shinsei Bank finds it appropriate and necessary to accept cancellation, "Powered Teiki V" can be cancelled before maturity. In this case, the principal will not be guaranteed.
5. A strike rate will be prescribed by Shinsei Bank based on a foreign exchange market rate between yen and US dollar at 3 p.m. Tokyo time on the succeeding business day of the final day of the offering period (Determination day of the strike rate). A strike rate as of June 19, 2007 is 123.62 yen, but the rate may differ depending on an offering period.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

*****

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

【Attachment】

## Image of "Powered Teiki V"

**<Image of Applicable interest rate>**



Yield on 10-year government bond
3.0%
0%
3.0% p.a.
(2.4% p.a. after tax)
2.8% p.a.
(2.24% p.a. after tax)
2.4% p.a.
(1.92% p.a. after tax)
2.8% p.a.
(2.24% p.a. after tax)
3.0% p.a.
(2.4% p.a. after tax)
1.0%
1.0%
1.0%
1.0%
1.8%
1.4%
1.8%
2.0%
(The yields described here are just an image.)
Deposit day
1 year later
2 year later
3 year later
4 year later
5 year later
Interest
Fixed interest rate
Floating interest rate linked to the yield on 10-year government bond


**<Image of Maturity Amount>**



Yen weaker against US dollar
Strike rate
(Reference rate)
Yen stronger against US dollar
Principal payable in yen
(To be credited to a yen Savings Deposit)
Principal payable in US dollar
Determination day of Strike rate
At 3 p.m. Tokyo time on Determination day


An interest rate of 3.0% p.a. (2.4% p.a. after tax)[1] will be offered for the initial year. From the second year to the fifth year of the maturity, an interest rate will be yearly reviewed to be a floating interest rate, which is a yield on 10-year government bond with an extra 1.0% p.a.[1]

Interest will be paid in yen every year. Principal will be paid in yen at maturity when yen market price against US dollar on 2 business days before maturity is weaker than or the same as the bank-prescribed strike rate. Otherwise, when yen market price against US dollar on 2 business days before maturity is stronger than the bank-prescribed strike rate, principal will be paid in US dollars after exchanging for US dollars at the strike rate.

1. Interest rate is applicable for the offering period from Wednesday, June 20, 2007 to Thursday, June 28, 2007, before 20% separate withholding tax. Applicable interest rate will be reviewed for the each offering period.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Shinsei Bank Announces the approval of Stock Acquisition Rights Issuance as Stock Options

Tokyo (Wednesday, June 20, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced today that the Board of Directors approved on June 20, 2007, the 19th issuance of Stock Acquisition Rights based on the resolution adopted in accordance with Articles 238 and 239 of the Corporation Act at the 7th annual general meeting of shareholders (the "Annual Shareholders' Meeting") . The details are as follows:

| | 19th |
|---|---|
| Issue date of Stock Acquisition Rights | July 2, 2007 |
| Total number of Stock Acquisition Rights to be issued (Number of shares that can be purchased of 1 Stock Acquisition Right:1,000) | 140 Stock Acquisition Rights |
| Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights. | 140,000 Common shares of the Bank |
| Payment amount for Stock Acquisition Rights | Free of charge. Payment is not required |
| Value of property payable for exercise of Stock Acquisition Rights (the "Exercise Price") | To be determined on July 2, 2007 |
| The increase of capital and capital reserve in case of the issuance of shares for the exercise of Stock Acquisition Rights | (1) In case of the issuance of shares for the exercise of stock option, a half of the amount of the maximum amount of increase of capital. Any amount less than 1 yen that arises by the calculation is rounded up and capitalized. (2) In case of the issuance of shares for the exercise of stock option, the amount of the increased capital reserve shall be the amount obtained by deducting the capitalized amount prescribed in (1) above from the maximum amount of increase of capital and the like prescribed in (1) above. |
| Number of people to whom Stock Acquisition Rights are offered and their details | Total 32 employees of subsidiaries of the Bank |
| Exercise Period of Stock Acquisition Rights | From July 1, 2009 to June 19, 2017 |
| Conditions for exercising Stock Acquisition Rights | Basically the Stock Option Rights holders may exercise their rights between July 1, 2009 and June 30, 2011 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights". |

【Reference】
(1)Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 9, 2007
(2) Resolution date of the Annual Shareholders' Meeting: June 20, 2007

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional*

*and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan (as of March 2007). Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

# Announcement Regarding Shinsei Bank's Common Share Purchase Results

Tokyo (Wednesday, June 20, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced the expiration of the Bank's share purchase approval which was authorized at the 6th annual general meeting of shareholders ("Annual Shareholders' Meeting") held on June 27, 2006 as per Item 1 below, and the Board of Directors held on July 31, 2006 as per Item II below:

## I. Expiration of the purchase period for the Bank's share purchase approval which was authorized at the 6th Annual Shareholders' Meeting held on June 27, 2006

Purchase results during authorized purchase period

| | |
|---|---|
| (1) Type of shares purchased: | Common shares of the Bank |
| (2) Purchase period: | From the closing of the 6th Annual Shareholders' Meeting held on June 27, 2006 to June 20, 2007 |
| (3) Number of shares purchased: | 0 shares |
| (4) Total amount of purchase: | 0 yen |

**Shinsei Bank's share purchase approval which was authorized at the 6th Annual Shareholders' Meeting held on June 27, 2006 was as follows:**

| | |
|---|---|
| (1) Type of shares to be purchased: | Common shares of the Bank |
| (2) Purchase period: | 1 year from the closing of the 6th Annual Shareholders' Meeting held on June 27, 2006 |
| (3) Number of shares to be purchased: | 30 million shares as an upper limit |
| (4) Total amount of purchase: | 30 billion yen as an upper limit |

## II. Expiration of the purchase period for the Bank's share purchase approval which was authorized at the Board of Directors held on July 31, 2006

Purchase results during authorized purchase period

| | |
|---|---|
| (1) Type of shares purchased: | Common shares of the Bank |
| (2) Purchase period: | From August 1, 2006 to June 20, 2007 |
| (3) Number of shares purchased: | 175,466,000 shares |
| (4) Total amount of purchase: | 132,125,898,000 yen |

**Shinsei Bank's share purchase approval which was authorized at the Board of Directors' Meeting held on July 31, 2006 was as follows:**

| | |
|---|---|
| (1) Type of shares to be purchased: | Common shares of the Bank |
| (2) Purchase period: | From August 1, 2006 to the closing of the 7th Annual Shareholders' Meeting to be held in June, 2007 |

(3) Number of shares to be purchased: 201,000,000 shares as an upper limit

(4) Total amount of purchase: 154 billion yen as an upper limit

**Reference:**

**Total number of common shares issued as of May 31, 2007:**

1,473,570,944 shares

(including 96,419,870 treasury shares)

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Announcement Regarding Approval to Purchase Shinsei Bank's Common Shares

Tokyo (Wednesday, June 20, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced that pursuant to Article 35 of Articles of Incorporation, the Board of Directors approved at their meeting held on June 20, 2007 the purchase of up to 20 million common shares of the Bank as follows:

| | |
|---|---|
| (1) Type of shares to be purchased: | Common shares of the Bank |
| (2) Number of shares to be purchased: | 20 million shares as an upper limit |
| (3) Total amount of purchase: | 16 billion yen as an upper limit |
| (4) Eligible period for purchase: | 1 year commencing June 21, 2007 |

**Reference:**

Total number of common shares issued and outstanding as of May 31, 2007:
1,473,570,944 shares
(including 96,419,870 treasury shares)

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Shinsei Bank to Set a Facility for the Purchase of Class A Preferred Shares

Tokyo (Wednesday, June 20, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that pursuant to Article 156 of the Corporation Act, a proposal authorizing the Bank to purchase Class A preferred shares was approved at the 7th annual general meeting of shareholders ("Annual Shareholders' Meeting") held on June 20, 2007 with the following key details:

| | |
|---|---|
| (1) Type of shares to be purchased: | Class A preferred shares of the Bank |
| (2) Number of shares to be purchased: | 74,528,000 shares as an upper limit |
| (3) Total amount of purchase: | 225.0 billion yen as an upper limit |
| (4) Eligible period for purchase: | From the closing of the 7th Annual Shareholders' Meeting held on June 20, 2007 to one business day before their mandatory conversion date of April 1, 2008 |

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Business Improvement Order

Tokyo (June 28, 2007) -- Shinsei Bank, Limited ("Shinsei Bank") today received a Business Improvement Order ("Order") from the Financial Services Agency ("FSA") based on Article 20, Section 2 of "The Law concerning Emergency Measures for Strengthening of Financial Functions" and Article 26, Section 1 of the "Banking Law".

As we reported on May 9, 2007, our financial results for Fiscal Year 2006 were significantly impacted by the measures that we took in response to legislative and market changes affecting our consumer finance business. More specifically, we recorded a non-consolidated net loss of 41.9 billion yen due to significant charges arising from the impairment and valuation allowances relating to our investments in APLUS and Shinki. Consequently, we failed to meet the non-consolidated net income target set in the Revitalization Plan agreed with the Japanese Government, and as a result, the FSA issued the Order, details of which are as follows:

1 . Details of the Order

(1) To submit to the FSA by July 27th, 2007, a Business Improvement Plan ("Plan") that incorporates measures to strengthen Shinsei Bank's profitability.
(2) To execute the Plan properly.
(3) After submitting the Plan, to report to the FSA on a quarterly basis, starting from 2nd quarter of Fiscal Year 2007, as to how the Plan is being executed. The quarterly reporting, which is to be submitted within two months after each quarter end, will be required until the proper execution of the Plan is confirmed.

2 . Reason for issuance of the Order

The financial performance of Shinsei Bank for Fiscal Year 2006 was substantially below the targets set in the Revitalization Plan. As a result of this underperformance, it was considered necessary to issue an order, based on Article 20, Section 2 of "The Law concerning Emergency Measures for Strengthening of Financial Functions" in order to ensure that the Revitalization Plan is being properly executed.

We take this Order seriously and will further strive to strengthen our business franchise and profitability to enable us to complete our Revitalization Plan and repay all outstanding public funds.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Shinsei Bank Announces Details of Stock Acquisition Rights as Stock Options

Tokyo (Monday, July 2, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") announced today that details of 19th Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on June 20th, 2007 were determined today. The details are as follows:

| | | 19th Stock Acquisition Rights |
|---|---|---|
| 1 | Issue date of Stock Acquisition Rights | July 2, 2007 |
| 2 | Total number of Stock Acquisition Rights to be issued (Number of shares that can be purchased of 1 Stock Acquisition Right:1,000) | 140 Stock Acquisition Rights |
| 3 | Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights | 140,000 Common shares of the Bank |
| 4 | Payment amount for Stock Acquisition Rights | Free of charge. Payment is not required |
| 5 | Value of property payable for exercise of Stock Acquisition Rights (the "Exercise Price") | 527 Yen per share |
| 6 | Number of people to whom Stock Acquisition Rights are offered and their details | Total 32 employees of subsidiaries of the Bank |
| 7 | Exercise Period of Stock Acquisition Rights | From July 1, 2009 to June 19, 2017 |
| 8 | Conditions for Exercising Stock Acquisition Rights | Basically the Stock Option Rights holders may exercise their rights between July 1, 2009 and June 30, 2011with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights". |

【Reference】

(1)Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 9, 2007

(2) Resolution date of the Annual Shareholders' Meeting: June 20, 2007

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html*

SHINSEI BANK



1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

# "*Yu-Mark*" Accreditation on Head Office Building as an Excellent Fire-resistant Building

- Head Office provides a safer environment by ensuring thorough fire prevention measures -

Tokyo (Thursday, July 5, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that its Head Office Building (1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo) was accredited by Marunouchi Fire Station of the Tokyo Fire Department, as an excellent fire-resistant building under the "Fire-resistant Building Accreditation System" (*Yu-Mark* System). This is the first time for the head office of a bank to receive a "Yu-Mark" accreditation.

The Tokyo Fire Department started the *Yu-Mark* System in October 2006, "to encourage fire-resistance of buildings by the fire services' evaluating voluntary and proactive fire-prevention activities undertaken by people involved in those buildings and to ensure safety and security by disclosing the results of such efforts as fireproof and safety information to the citizens of Tokyo."

Based on the application by the managers in charge of fire-resistant buildings, *Yu-marks* are granted by the head of the responsible fire station when they are considered to have met the accreditation standards after investigating and inspecting the following aspects: (1) compliance related to fire prevention, (2) evacuation safety, (3) self-protection fire system and its effectiveness, (4) compliance track record and past occurrence of fires and (5) various fire prevention measures. Accredited fire-resistant buildings are allowed to display a *Yu-mark* thereon.

Shinsei Bank has been making efforts to strengthen the fire prevention system at its Head Office, branches, etc. At the inception of this system, Shinsei Bank applied for *Yu-Mark* accreditation to the Marunouchi Fire Station, and its Head Office has now been accredited as an Excellent Fire-resistant Building after investigations and inspections.

The Bank is determined to make further efforts to strengthen its fire prevention system at the Head Office in order to allow for visiting customers to feel even safer and more secure.

Outline of Shinsei Bank Head Office Building

| | |
|---|---|
| Address | 1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo |
| Structure | 21 stories in SRC structure<br>5 basement floors in RC structure |
| Lot area | 6,089.58 ㎡ (1,842.09 Tsubo) |
| Total floor area | 62,821.13 ㎡ (19,003.39 Tsubo) |
| Completion | August, 1993 |

Website of the Tokyo Fire Department (Marunouchi Fire Station):
Information on this *Yu-Mark* accreditation is also found in the website below;
URL: http://www.tfd.metro.tokyo.jp/hp-marunouti/index-holder/yu^ma-ku5.html

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Announcement of the Exchange Price for the Mandatory Acquisition of Series 3 Class-B Preferred Shares

Tokyo (Monday, July 9, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that the exchange price for the mandatory acquisition of Series 3 Class-B Preferred Shares issued by Shinsei Bank was determined as follows.

All relevant preferred shares for which no request for acquisition is made by July 31, 2007, will be acquired by Shinsei Bank on the mandatory acquisition date in exchange for such number of common shares as shall be obtained by dividing the subscription price in respect of the relevant preferred shares by the exchange price for the mandatory acquisition.

1. Exchange price for the mandatory acquisition: 600 yen [(1)]

2. Mandatory acquisition date: August 1, 2007

3. Reason for the determination: Pursuant to the provisions of Shinsei Bank Articles of Incorporation concerning the mandatory acquisition of the relevant preferred shares

(Reference) The number of common shares to be delivered via mandatory acquisition if there were no further requests for acquisition: 200,000,000 shares
Current exchange price for a request for acquisition: 735 yen

(1) Due to the stipulation that the number of common shares to be delivered in compensation for the mandatory acquisition shall not exceed two-thirds (2/3) of one common share per Series 3 Class-B preferred share.

(Reference)

Series 3 Class-B preferred shares

(1) Number of shares issued: 300,000,000 shares (Initially 600,000,000 shares)
(2) Subscription price per share: 400 yen
(3) Total amount of shares issued: 120 billion yen (Initially 240 billion yen)

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Revised figure for SME Loan figure in Financial Results for Fiscal Year 2006

Tokyo (Wednesday, July 11, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that it has revised the figure for the outstanding balance for loans for SMEs in its financial results for Fiscal Year 2006 which was announced on May 9. The corrected figure is shown below with an underline.

**Please refer to: Page 21 of the press release on May 9 entitled "Shinsei Bank Announces Financial Results for Fiscal Year 2006"**

**Section No. 16. Loans**

<Before the correction>

A. Loans for SME *(billions of yen)*

| | Outstanding balance(3) |
|---|---|
| **Mar. 31, 2007** | **2,892.3** |
| Sep. 30, 2006 | 2,587.6 |
| Mar. 31, 2006 | 2,102.8 |

(3) It is different from outstanding balance of substance basis of revitalization plan

<After the correction>

A. Loans for SME *(billions of yen)*

| | Outstanding balance(3) |
|---|---|
| **Mar. 31, 2007** | **2,881.2** |
| Sep. 30, 2006 | 2,587.6 |
| Mar. 31, 2006 | 2,102.8 |

(3) It is different from outstanding balance of substance basis of revitalization plan

****

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Business Partnership with Japan Asia Investment Co., Ltd. and Subscription to its Private Placement of New Shares

Tokyo (Friday, July 20, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it has reached an agreement with Japan Asia Investment Co., Ltd. ("JAIC") to form a business partnership and will subscribe to a capital increase by private placement of JAIC.

**1. Purpose of the business partnership**

By a combination of Shinsei Bank's extensive experience in private equity investments and various financial services and JAIC's track record of investments and its networks, both parties will aim to expand their business through the creation of the synergy in expanding investment opportunities, increasing the values of invested companies and providing financial services.

**2. Background of the business partnership**

Shinsei Bank has established favorable business relationships with JAIC by, for example, participating as a joint investor in equity funds that are managed by JAIC. Shinsei Bank positions Institutional Banking business as one of its core business lines and has been providing various financial services to corporate and financial institutions. Shinsei Bank has actively promoted private equity investments through buyouts, growth funds, Pre-IPO, corporate revitalization and investments to listed shares and also provided other various financial services including M&A advisory service.
JAIC, on the other hand, has been mainly engaged in venture capital investments by providing financial and managerial support to companies with high growth potential. JAIC also actively engaged in various investment businesses such as buyouts investment, business revitalization investment and financing, secondary investment business. JAIC's active engagements has succeeded in enlarging its business portfolio and dispersing business risk, contributing the steady growth of its business.
Shinsei bank believes this partnership will further strengthen its institutional banking business.

**3. Details of the business partnership**

(1) Establishment of an investment vehicle which aims to invest in listed shares via joint investments by Shinsei Bank and JAIC.
(2) Mutual introduction for both domestic and overseas buyouts, Pre-IPO and venture capital investments.
(3) Provision of financial advisory services from Shinsei Bank to the companies which JAIC is investing or listed companies after JAIC's investment.
(4) Consideration in mutual offering of financial products and services by Shinsei Securities Co., Ltd. and JAIC Securities Co., Ltd, a subsidiary of JAIC.

**4. Details of subscription**

| | |
|---|---|
| (1) Number of shares to be acquired: | 4,166,000 shares of common stock |
| (2) Acquisition value: | 2,999,520 thousand yen |
| (3) Ownership percentage: | 3.47% |

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at* http://www.shinseibank.com/english/index.html.

**About Japan Asia Investment Co., Ltd.**

Japan Asia Investment Co., Ltd. (JAIC) (Code: 8518, JASDAQ), was established in 1981 by the Japan Association of Corporate Executives (Keizai Doyukai) as an independent venture capital company. JAIC's investment targets including unlisted growth-oriented companies, medium-sized firms grappling with ownership succession issues and corporations seeking to revitalize their businesses through restructuring. The JAIC Group helps these companies grow and raise their corporate value by offering a full lineup of financial and managerial support services as well as consulting in such specialized areas as initial public offerings (IPOs), management buyouts (MBOs) and mergers and acquisitions (M&As). In addition, JAIC has built its business around three geographic hubs, —Japan, other parts of Asia and the United States, through the expansion of its geographical coverage from ASEAN countries to Hong Kong, Taiwan, Northeast Asia, and the Unites States.

The Company's mission is to "serve as a bridge between financial and industrial capital, contributing to the development of new ventures and industries". The JAIC Group aims to become a "unique financial group with venture capital business as a core" by offering a wider selection of opportunities for investors in the private equity field as well as finance for companies with high growth potential.

| | |
|---|---|
| (1) Company Name | Japan Asia Investment Co., Ltd. |
| (2) Representative | President and CEO, Toyoji Tatsuoka |
| (3) Address | AKASAKA Eight-One Building, 13-5 Nagata-cho 2-chome, Chiyoda-ku, Tokyo |
| (4) Established | July, 1981 |
| (5) Main business | Venture capital investment |
| (6) Paid-in Capital | 24,293 million yen (as of the end of March, 2007) |

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com



For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Announcement on Liquidating a Subsidiary

Tokyo (Wednesday, July 25, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will liquidate one of the Bank's subsidiaries, Shinsei Capital (USA), Ltd.

1 . Reason for the liquidation

Shinsei Capital (USA), Ltd. was established on May 6th, 2002 to engage in a financing business and provide other financial services in the United States. Changes in the Bank strategy have lead to the decision to streamline operations, eliminating the requirement for a U.S.-domiciled subsidiary.

2 . Overview of Shinsei Capital (USA), Ltd. and prospective timing

| | |
|---|---|
| Name | Shinsei Capital (USA), Ltd. |
| Address | Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, DE 19801, USA |
| President | Taylor Siedell |
| Capital stock | USD 0 thousand |
| Shareholder | 100% ownership by Shinsei Bank |
| Liquidation process starts in | End of August, 2007, and the required filing to liquidate the company will be made thereafter |

3 . Influence on Shinsei Bank's Performance

The liquidation of Shinsei Capital (USA), Ltd. is not expected to have any material impact on the Bank's performance.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

## Shinsei Bank to Change the Number of Online Free Fund Transfer Service

Tokyo (Friday, July 27, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will change the number of free-of-charge[1] domestic fund transfer using the internet banking (Shinsei *PowerDirect*) through Shinsei *PowerFlex* account as of Thursday, November 1, 2007.

Shinsei Bank has been offering the service based on customers' transaction balance, etc., and will now change the number of free fund transfer service taking into account comprehensively the customers' usage of the service. The current two tiers of the free fund transfer service will be modified to three tiers of up to 10, 5, or 3 times per month depending on type and balance of transactions between a customer and the Bank. (Please see the table below for details.) Fund transfers to accounts within Shinsei remain free of charge even after Thursday, November 1, 2007 regardless of an account balance.

For a smooth transition of the services, Shinsei Bank provides a transitional period to be started on Wednesday, August 1, 2007 until Wednesday, October 31, 2007. (Please refer to the attachment for the detailed services for current and transitional periods.)

■**The number of free[1] domestic fund transfer via Shinsei *PowerDirect* (Effective November 1, 2007)**

*Account balance as of the end of October 2007 to be applied

| Criteria | Account balance requirements | | |
|---|---|---|---|
| | Customers who fulfill <u>at least one of (1), (2), or (3)</u> | Customers who fulfill <u>either (1) or (2)</u> | Customers other than mentioned left |
| (1) Account balance as of the end of previous month[2] | 20 million yen or more | 2 million yen or more | |
| (2) Asset balance of the Bank-designated financial products (investment trusts, structured deposits, and foreign currency deposits, etc.) as of the end of previous month[3] | 3 million yen or more | 300,000 yen or more | |
| (3) Outstanding housing loan balance as of the end of previous month | 1 yen or more | — | |
| **Number of free-of-charge[1] domestic fund transfer to other banks** | **10 times per month[4]** | **5 times per month[4]** | **3 times per month** |

1. Fee will be charged at the time of transfer and reimbursed later up to the applicable number. 300 yen (tax included) will be charged per transfer for the exceeding number of free fund transfer service.
2. The total balance of below assets in *PowerFlex* account, insurance products (individual annuity insurance and whole life insurance) and assets in brokerage account on a yen basis at the end of previous month. As for insurance products, its amount is limited to up to 10 million yen to include in the total balance.
   (1)Yen deposits (2)Foreign currency deposits (3)Structured deposits (4)Investment trusts (5) Debentures in *PowerFlex* account
3. The total balance of financial products (foreign currency deposits, structured deposits, and investment trusts) in *PowerFlex* account, insurance products (individual annuity insurance and whole life insurance) and assets in brokerage account on a yen basis at the end of previous month. As for insurance products, its amount is limited to up to 1.5 million yen to include in the total balance.
4. Once the above eligibility requirement is satisfied at the end of each month from March to February every year (at the end of each month from October 2007 to February 2008 only for this year), the applicable number will be applied from the following month until April of the following fiscal year.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

## ■The number of free domestic fund transfer via Shinsei *PowerDirect* for current and transitional periods (August 1, 2007 - October 31, 2007)

*Account balance until the end of September 2007 to be applied

| | **Current service** | **During transitional periods** |
|---|---|---|
| **Eligibility** | **Number of free-of-charge[4] domestic fund transfer to other banks** | **Number of free-of-charge[4] domestic fund transfer to other banks** |
| Customers who fulfill either one of the following requirements<br>(1) Account balance[1] of 10 million yen or more as of the end of previous month<br>(2) Housing loan initial balance with Shinsei Bank of 50 million yen or more | 30 times per month[3] | 30 times per month[5] |
| Customers who fulfill either one of the following requirements<br>(1) Account balance[1] of less than 10 million yen with assets invested in the Bank-designated financial products[2] (investment trust, structured deposits, and foreign currency deposits, etc.) of 3 million yen or more as of the end of previous month<br>(2) Outstanding housing loan balance with Shinsei Bank | 5 times per month[3] | 10 times per month[6] |
| Customers other than mentioned above | | 5 times per month |

1. The total balance of below assets in *PowerFlex* account, insurance products (individual annuity insurance and whole life insurance) and assets in brokerage account on a yen basis at the end of previous month.
   (1)Yen deposits (2)Foreign currency deposits (3)Structured deposits (4)Investment trusts (5) Debentures in *PowerFlex* account.
2. The total balance of financial products (foreign currency deposits, structured deposits, and investment trusts) in *PowerFlex* account, insurance products (individual annuity insurance and whole life insurance) and assets in brokerage account on a yen basis at the end of previous month. As for insurance products, its amount is limited to up to 1.5 million yen to include in the total balance.
3. When the eligibility requirement is satisfied as of the end of a month, the applicable number will be applied in the following month.
4. Fee will be charged at the time of transfer and reimbursed later up to the applicable number. 300 yen (tax included) will be charged per transfer for the exceeding number of free fund transfer service.
5. When the requirement is satisfied as of the end of July, August, or September 2007, fund transfer fee of up to 30 times per month will be waived in the following month.
6. Once the requirement is satisfied as of the end of July, August, or September 2007, fund transfer fee of up to 10 times per month will be waived until April 2008.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

# Shinsei Bank Announces Financial Results for First Quarter ended June 30, 2007

## Consolidated Net Income of 31.2 Billion Yen marks Solid Return to Profitable Growth

Tokyo (July 30, 2007) — Shinsei Bank, Limited ("Shinsei Bank") today announced reported net income of 31.2 billion yen on a consolidated basis for the first quarter of Fiscal Year 2007, ended June 30, 2007. This represents an increase of 62.6% over the 19.2 billion yen net income reported for the first quarter ended June 30, 2006. Consolidated cash basis net income for the first quarter of Fiscal Year 2007 was 33.9 billion yen, an increase of 9.4 billion yen as compared to the first quarter of the previous fiscal year.

*"Shinsei Bank is off to a solid start in fiscal year 2007. We achieved robust revenue growth and managed our costs in a thoughtful and disciplined manner. The decisive actions taken during fiscal year 2006, including provisions and charges relating to our consumer finance business, have placed us in a strong position to return to profitable growth this fiscal year. Although uncertainties remain in the consumer finance industry, the performance of all our core business lines during the first quarter of fiscal year 2007 has been encouraging and is reflected in the financial results," said Thierry Porté, President and Chief Executive Officer of Shinsei Bank.*

### Highlights of Consolidated Financial Results for the First Quarter ended June 30, 2007[1]

*(All figures compared to results for the first quarter ended June 30, 2006)*

- **Total revenue grew 12.3% to 76.5 billion yen**
- **General and administrative expenses increased 0.2% to 37.3 billion yen**
- **Ordinary business profit increased 27.0% to 39.1 billion yen**
- **Expense-to-revenue ratio improved to 48.8% from 54.8%**
- **Net income increased 62.6% to 31.2 billion yen. Cash basis net income increased 38.5% to 33.9 billion yen**
  - **Diluted EPS increased 82.4% to 17.3 yen**
  - **Cash basis diluted EPS increased 55.4% to 18.8 yen**
- **Return on assets was 1.1%; on a cash basis 1.3%**
- **Return on equity (diluted) was 19.3%; on a cash basis (diluted) 21.0%**
- **Non-performing loans (non-consolidated) decreased 0.7 billion yen to 27.2 billion yen, representing 0.5% of total claims outstanding**
- **Tier I ratio was 7.9% and total capital adequacy ratio was 13.0% (Basel II basis)**

[1] Management Accounting Basis

## Income Statement: Robust revenue growth and controlled expenses

The consolidated results for the first three months of fiscal 2007 reflect strong performance in Institutional Banking, good progress at APLUS Co., Ltd. (APLUS) and steady results at Showa Leasing Co., Ltd. (Showa Leasing). The results also include gains from the sale of Life Housing Loan Co., Ltd. (LHL) of 10.4 billion yen, net of taxes.

**Total revenue** for the three months of fiscal year 2007 was 76.5 billion yen or 12.3% higher than in the first quarter of the previous fiscal year largely due to both interest and non-interest income growth in Institutional Banking.

**General and administrative expenses** for the first quarter 2007 were flat year over year at 37.3 billion yen as a result of continued expense control, especially in Retail Banking and at APLUS. Consequently, the expense-to-revenue ratio for the three months ended June 30, 2007, was 48.8% as compared to a ratio of 54.8% in the first quarter of fiscal year 2006.

The 5.7 billion yen increase in **net credit costs** to 9.5 billion yen for the first quarter of fiscal year 2007 is mainly due to higher credit provisions at APLUS compared to the first quarter of fiscal 2006 and lower net credit recoveries at Shinsei Bank (non-consolidated).

**Amortization of goodwill and intangible assets** associated with the acquisition of consumer and commercial finance companies was 3.0 billion yen for the three months ended June 30, 2007 as compared with 6.2 billion yen in the first quarter of the previous fiscal year. The decline largely relates to significant write-down of goodwill and intangible assets in fiscal year 2006.

**Consolidated net income** for the first three months of fiscal year 2007 was 31.2 billion yen, an increase of 12.0 billion yen, or 62.6%, as compared to the same period in the previous fiscal year.

## Business Line Results

### Institutional Banking: Rising loan demand and asset prices help drive strong performance

The Institutional Banking business continued to see an increase in demand for corporate and non-recourse loans, and ongoing increase in asset prices contributed to a strong performance in the credit trading business. Revenue was 33.6 billion yen for the first three months of the fiscal year, an increase of 37.4% over the same period in fiscal year 2006. Expenses were 12.5 billion yen, a 1.8 billion yen increase from the first quarter in the previous fiscal year, mainly due to new employees hired to support the expansion of the business. As a result, ordinary business profit for the first quarter of fiscal year 2007 was 21.1 billion yen, an increase of 7.3 billion yen, or 53.2%, as compared to the same period in the previous fiscal year.

### Consumer and Commercial Finance: Gaining momentum following decisive actions to address industry changes

In the three months ended June 30, 2007, the business generated revenue of 31.3 billion yen, a decline of 0.4 billion yen, or 1.3%, as compared to first quarter in fiscal year 2006, largely due to some slowdown in the momentum of the consumer finance business. The revenue shortfall was fully offset by lower expenses at APLUS. As a result, the business generated ordinary business profit of 16.0 billion yen in the first quarter of fiscal year 2007, an increase of 1.3 billion yen from the same period in the previous fiscal year. Credit costs were higher at APLUS compared to the first quarter of fiscal 2006 following the impact of legislative and market changes in the consumer finance industry introduced in December 2006. As a result, ordinary business profit after credit costs was 3.4 billion yen in the first three months ended June 30, 2007, a decline of 2.4 billion yen compared to the first

quarter of fiscal year 2006. Grey Zone related payments during the quarter amounted to 1.1 billion yen. The business maintained Grey Zone claim reserves of 9.7 billion yen as at June 30, 2007. Showa Leasing's business momentum remained steady, generating ordinary business profit after credit costs, net of consolidation adjustments, of 3.4 billion yen during the first three months of fiscal year 2007.

On a stand-alone basis, APLUS' business transformation initiatives resulted in net income of 1.5 billion yen, for the three months ended June 30, 2007. Shinsei's consumer finance affiliate Shinki Co., Ltd. also posted a small profit during the first quarter of fiscal 2007.

**Retail Banking: Continued growth in customer base and diversification of revenue mix**

The business generated an ordinary business loss of 0.5 billion yen for the three months of fiscal year 2007, as compared to an ordinary business profit of 0.5 billion yen during the first quarter of previous fiscal year due to lower revenue from structured deposits. However, the share of upfront option income from structured deposits to total revenue has reduced significantly from 39.5% the same period a year ago to just 15.7% during the first quarter of fiscal 2007 as the business continues to diversify its revenue mix and increase its customer base. In the three months ended June 30, 2007, the Retail Banking business added more than 59,000 new *PowerFlex* retail accounts and now has over two million retail accounts. On May 7, 2007 the Bank opened a new branch, "Kashiwa Financial Center", in Kashiwa-city, Chiba Prefecture.

**Balance Sheet: Continued growth while maintaining capital strength**

Shinsei Bank's **loan balance** was 5,278.5 billion yen at the end of June 2007 as compared to 5,146.3 billion yen as at March 31, 2007. Loan growth during the first quarter of fiscal year 2007 was largely achieved in corporate loans, non-recourse real estate finance and retail housing loans. Corporate loans increased 3.0% to 3,073.8 billion yen, non-recourse real estate finance balance increased 7.1% to 823.8 billion yen and loans to retail customers, including lending to high net worth individuals, grew 9.1% or 58.0 billion yen to 697.6 billion yen.

**Total deposits** increased 121.0 billion yen or 2.2% to 5,542.0 billion.yen in the first quarter ended June 30, 2007. Shinsei Bank has been diversifying its funding base through deposits from retail customers. The retail deposits balance, including high net worth customers, stood at 3,559.2 billion yen at June 30, 2007.

Shinsei's **capital ratios** during the first quarter of fiscal 2007 remained strong with a **Tier I ratio** of 7.9% and a **total capital adequacy ratio** of 13.0% as of June 30, 2007, on a Basel II basis.

**Forecast for Fiscal Year 2007: Financial performance remains on track to achieve forecast**

Excluding the one-time gains from the sale of LHL from both the first quarter results and full year consolidated net income forecast of 72.0 billion yen, net income for the first quarter of fiscal year 2007 represents 33.7% of the total net income forecast for this year. Though various risks, particularly those relating to our consumer finance business, may impact the Bank's results during the year, we consider that, based on the results of the first quarter, the Bank remains on track to meet its consolidated financial forecast for this fiscal year.

As a recipient of public funds, Shinsei Bank is required to update and report its non-consolidated performance in relation to targets set forth in the Revitalization Plan. Accordingly, the Bank is in the process of updating its biennial revitalization plan financial targets on a non-consolidated basis.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

# Financial Summary

**For the First Quarter ended June 30, 2007**

**Shinsei Bank, Limited**

(Code 8303, TSE First Section)

**Contents** **Page**



The following discussion should be read in conjunction with the consolidated and non-consolidated financial statements prepared in accordance with generally accepted accounting principles in Japan for banks. Except as otherwise indicated, the financial information in the following discussion is based on the consolidated financial statements. Financial and operational data that are stated in multiples of 0.1 billion yen have been truncated. All percentages have been rounded to the nearest 0.1%.

***Results of Operations*** (1)

*(billions of yen, except percentages)*

| | 1st Qtr FY2007 | 1st Qtr FY2006 | % Change | 4th Qtr FY2006 | % Change |
|---|---|---|---|---|---|
| Net interest income | **26.8** | 24.5 | 9.3 | 21.3 | 25.5 |
| Net fees and commissions | **12.8** | 11.2 | 14.4 | 10.9 | 17.2 |
| Net trading income | **5.2** | 7.0 | (25.9) | 3.1 | 65.6 |
| Net other business income | **31.6** | 25.3 | 24.9 | 17.1 | 84.8 |
| Non-interest income | **49.6** | 43.5 | 14.0 | 31.2 | 59.2 |
| **Total revenue** | **76.5** | 68.1 | 12.3 | 52.6 | 45.5 |
| General and administrative expenses | **37.3** | 37.3 | 0.2 | 37.4 | (0.3) |
| **Ordinary business profit** | **39.1** | 30.8 | 27.0 | 15.1 | 159.1 |
| Net credit costs | **9.5** | 3.7 | 153.3 | 32.2 | (70.5) |
| Amortization of goodwill and intangible assets(2) | **3.0** | 6.2 | (51.1) | 5.3 | (43.2) |
| Minority interests in net income of subsidiaries | **4.8** | 4.2 | 15.9 | 4.0 | 19.0 |
| Taxes and others | **9.5** | 2.5 | 272.6 | (81.5) (3) | (111.7) |
| **Net income (loss)** | **31.2** | 19.2 | 62.6 | (108.1) | (128.9) |
| **Cash basis net income (loss)** (4) | **33.9** | 24.5 | 38.5 | (24.8) (5) | (236.9) |

(1) Represents results based on management accounting basis.
(2) In our consolidated financial statements, amortization of goodwill and intangible assets is recorded in total general and administrative expenses from fiscal year 2006.
(3) Includes, in addition to amortization of goodwill and intangible assets, impairment of goodwill and intangible assets related to APLUS of 95.1 billion yen at March 31, 2007.
(4) Excludes amortization of goodwill and intangible assets, net of tax benefit, related to the acquisition of consumer and commercial finance companies.
(5) Excludes impairment of goodwill and intangible assets related to APLUS, net of tax benefit, of 78.8 billion yen.

Shinsei Bank reported consolidated net income of 31.2 billion yen for the first three months of fiscal year 2007, an increase of 12.0 billion yen, or 62.6%, as compared to the same period in the previous fiscal year. The consolidated net income reflects strong results in Institutional Banking businesses, good progress at APLUS Co., Ltd. (APLUS), steady results at Showa Leasing Co., Ltd. (Showa Leasing) and includes gains from the sale of Life Housing Loan Co., Ltd. (Life Housing Loan) of 10.4 billion yen, net of taxes.

Consolidated cash basis net income for the first three months of fiscal year 2007 was 33.9 billion yen, an increase of 9.4 billion yen as compared to the first quarter in the previous fiscal year. The cash basis net income is calculated by excluding amortization of goodwill and intangible assets, net of tax benefit, from net income under Japanese generally accepted accounting principles (JGAAP).

Total revenue for the three months of fiscal year 2007 was 76.5 billion yen or 12.3% higher than in the first quarter of the previous fiscal year largely due to the growth in Institutional Banking businesses.

General and administrative expenses during the first quarter of fiscal year 2007 were 37.3 billion yen, almost flat when compared to the first quarter in the prior fiscal year. Continual expense rationalization helped maintain expense levels and facilitated an expense-to-revenue ratio of 48.8% for the three months ended June 30, 2007, as compared to an expense-to-revenue ratio of 54.8% in the first quarter of fiscal year 2006.

Net credit costs of 9.5 billion yen for the first quarter of fiscal year 2007 largely included higher credit provisions in Consumer and Commercial Finance businesses amounting to 12.5 billion yen, an increase of 3.7 billion yen compared to the same period in the previous fiscal year. In addition, net credit recoveries in Shinsei Bank (non-consolidated) were lower than the same period last year as non-performing loans have been largely resolved. In the first quarter ended June 30, 2007, net credit recovery of 0.9 billion yen was recorded in Shinsei Bank (non-consolidated) as compared to the net credit recovery of 4.9 billion (non-consolidated) during the same period in the previous fiscal year.

Amortization of goodwill and intangible assets associated with the acquisition of consumer and commercial finance companies was 3.0 billion yen for the three months ended June 30, 2007 as compared with 6.2 billion yen in the first quarter of the previous fiscal year.

Minority interests in net income of subsidiaries for the first quarter of fiscal year 2007 amounting to 4.8 billion yen largely reflected dividends paid on perpetual preferred securities and minority interests relating to APLUS' preferred shareholders.

### *Interest-Earning Assets and Interest-Bearing Liabilities*

*(billions of yen, except percentages)*

| | 1st Qtr FY2007 | | | 1st Qtr FY2006 | | | FY2006 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average balance | Interest | Yield/rate (%) | Average balance | Interest | Yield/rate (%) | Average balance | Interest | Yield/rate (%) |
| **Interest-earning assets [1] :** | | | | | | | | | |
| Loans and bills discounted | **5,213.6** | **38.9** | **3.00** | 4,146.0 | 27.8 | 2.69 | 4,613.4 | 126.8 | 2.75 |
| Leased assets and installment receivables [1] | **785.0** | **12.9** | **6.60** | 843.4 | 12.8 | 6.10 | 831.3 | 51.1 | 6.15 |
| Securities | **1,947.4** | **11.1** | **2.30** | 1,532.3 | 6.8 | 1.78 | 1,750.6 | 32.3 | 1.85 |
| Other interest-earning assets [2][3] | **681.6** | **3.2** | **n.m.[5]** | 655.2 | 3.4 | n.m.[5] | 721.4 | 13.6 | n.m.[5] |
| **Total revenue on interest-earning assets [1]** | **8,627.8** | **66.2** | **3.08** | 7,177.1 | 50.9 | 2.85 | 7,916.8 | 223.9 | 2.83 |
| **Interest-bearing liabilities:** | | | | | | | | | |
| Deposits, including negotiable certificates of deposit | **5,528.4** | **10.8** | **0.79** | 4,233.7 | 5.4 | 0.52 | 4,834.0 | 34.3 | 0.71 |
| Debentures | **696.7** | **0.7** | **0.44** | 925.8 | 0.8 | 0.35 | 795.6 | 3.0 | 0.38 |
| Subordinated debt | **481.0** | **4.2** | **3.53** | 349.3 | 1.8 | 2.08 | 399.5 | 9.8 | 2.47 |
| Borrowed money and corporate bonds | **1,092.0** | **3.5** | **1.30** | 1,104.7 | 2.5 | 0.93 | 1,118.1 | 11.8 | 1.06 |
| Other interest-bearing liabilities [2] | **911.8** | **7.0** | **n.m.[5]** | 279.4 | 2.8 | n.m.[5] | 674.4 | 18.2 | n.m.[5] |
| **Total expense on interest-bearing liabilities** | **8,710.0** | **26.5** | **1.22** | 6,893.1 | 13.5 | 0.79 | 7,821.8 | 77.3 | 0.99 |
| **Non interest-bearing sources of funds:** | | | | | | | | | |
| Non interest-bearing (assets) liabilities, net | **(734.8)** | **-** | **-** | (823.9) | - | - | (654.3) | - | - |
| Total equity — Minority interests in subsidiaries [4] | **652.6** | **-** | **-** | 1,107.9 | - | - | 749.4 | - | - |
| **Total interest-bearing liabilities and non interest-bearing sources of funds** | **8,627.8** | **-** | **-** | 7,177.1 | - | - | 7,916.8 | - | - |
| Net interest margin [1] | **-** | **-** | **1.86** | - | - | 2.06 | - | - | 1.84 |
| Impact of non interest-bearing sources | **-** | **-** | **(0.01)** | - | - | 0.03 | - | - | 0.01 |
| **Net revenue/yield on interest-earning assets [1]** | **-** | **39.7** | **1.85** | - | 37.4 | 2.09 | - | 146.6 | 1.85 |
| Reconciliation of total revenue on interest-earning assets to total interest income | | | | | | | | | |
| Total revenue on interest-earning assets | **8,627.8** | **66.2** | **3.08** | 7,177.1 | 50.9 | 2.85 | 7,916.8 | 223.9 | 2.83 |
| Less: Income on leased assets and installment receivables | **785.0** | **12.9** | **6.60** | 843.4 | 12.8 | 6.10 | 831.3 | 51.1 | 6.15 |
| **Total interest income** | **7,842.7** | **53.3** | **2.73** | 6,333.6 | 38.1 | 2.41 | 7,085.5 | 172.8 | 2.44 |
| Total interest expense | **-** | **26.5** | **-** | - | 13.5 | - | - | 77.3 | - |
| **Net interest income** | **-** | **26.8** | **-** | - | 24.5 | - | - | 95.4 | - |

(1) Includes leased assets and installment receivables and related yields.
(2) Other interest-earning assets and other interest-bearing liabilities include interest swaps and funding swaps.
(3) Represents average balance of other interest-earning assets after deducting average balance of non interest-bearing deposits.
(4) Represents a simple average of the balance at the end of the current period and the balance at the end of the previous period.
(5) n.m. is not meaningful.

Net revenue on interest-earning assets includes net interest income as well as revenue earned on average balance of leased assets and installment receivables. The Bank considers income on leased assets and installment receivables to be a component of interest income, but JGAAP does not include income on leased assets and installment receivables in net interest income. Under JGAAP, therefore, income on leased assets and installment receivables is included in net other business income.

Net revenue on interest-earning assets for three months ended June 30, 2007 was 39.7 billion yen, an increase of 2.3 billion yen compared to the first quarter of the prior fiscal year. Total revenue on interest-earning assets increased by 15.3 billion yen and total interest expenses increased by 12.9 billion yen in the first three months of fiscal year 2007, respectively, from the first quarter of the previous fiscal year. The net yield on interest-earning assets was 1.85% in the first quarter of fiscal year 2007, compared with 2.09% for the same period in the prior fiscal year but remained constant with net yield on interest-earning assets for fiscal year 2006.

*Analysis of Changes in Net Revenue on Interest-Earning Assets*

| | | | *(billions of yen)* |
|---|---|---|---|
| | Due to change in[1] | | |
| From the first quarter fiscal year 2006 to the first quarter fiscal year 2007 | Volume | Rate | Net Change |
| **Increase (decrease) in interest revenue:** | | | |
| Loans and bills discounted | 7.1 | 3.9 | 11.0 |
| Leased assets and installment receivables | (0.8) | 0.9 | 0.0 |
| Securities | 1.8 | 2.5 | 4.3 |
| Other interest-earning assets | 0.1 | (0.3) | (0.1) |
| **Total revenue on interest-earning assets** | | | 15.3 |
| **Increase (decrease) in interest expenses:** | | | |
| Deposits, including negotiable certificates of deposit | 1.6 | 3.7 | 5.4 |
| Debentures | (0.1) | 0.1 | (0.0) |
| Subordinated debt | 0.6 | 1.7 | 2.4 |
| Borrowed money and corporate bonds | (0.0) | 1.0 | 0.9 |
| Other interest-bearing liabilities | 6.5 | (2.3) | 4.2 |
| **Total expense on interest-bearing liabilities** | | | 12.9 |
| **Net increase in net revenue on interest-earning assets** | | | 2.3 |

Reconciliation of total revenue on interest-earning assets to total interest income

| | |
|---|---|
| Total revenue on interest-earning assets | 15.3 |
| Less: Income on leased assets and installment receivables | 0.0 |
| Total interest income | 15.2 |
| Total interest expenses | 12.9 |
| **Net increase in net interest income** | 2.2 |

(1) The changes in interest income and expense for each category are divided into the portion of change attributable to the variance in volume or rate for that category. The attribution of the volume variance is calculated by multiplying the change in volume by the previous year's rate. The attribution of the rate variance is calculated by multiplying the change in rate by the current year's balance.

The 15.3 billion yen increase in total revenue on interest-earning assets in the first quarter of fiscal year 2007 is attributable primarily to higher volume of and yield on loans and bills discounted and securities portfolio. The increase in average balance of loans and bills discounted was primarily the result of an increase in demand for institutional loans and growth in retail housing loans.

The 12.9 billion yen increase in total interest expense was primarily due to the increased average rates on and increased average balances of deposits, negotiable certificates of deposit (NCD) and subordinated debt and an increase in other interest-bearing liabilities. The increase in deposits and NCD interest expense was primarily due to an increase in the average rates, which was at 0.79% for the first quarter of fiscal year 2007 that factored an interest rate increase in Japan, compared to 0.52% for the same period previous fiscal year and, to a lesser extent, an increase in the average balance to 5,528.4 billion yen from 4,233.7 billion yen. The increase in subordinated debt interest expense was due to an increase in the average rates which were at 3.53% for the three months ended June 30, 2007 compared to 2.08% for the same period in the previous fiscal year. In addition, to a lesser extent, increase in average balance outstanding to 481.0 billion yen for the three months ended June 30, 2007 compared to 349.3 billion yen for same period in the previous fiscal year partly due to increases in subordinated debt related to the issuance of Sterling 400 million (or approximately 98.9 billion yen) of Upper Tier 2 Perpetual Subordinated Notes in December 2006. The interest expense increase of 4.2 billion yen in other interest-bearing liabilities partly relates to funding through call money and interest and currency swap expenses associated with foreign currency-denominated and overseas transactions.

### *Interest-Earning Assets and Interest-Bearing Liabilities (Non-Consolidated)*

*(billions of yen, except percentages)*

| | 1st Qtr FY2007 | | | 1st Qtr FY2006 | | | FY2006 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average balance | Interest | Yield/rate (%) | Average balance | Interest | Yield/rate (%) | Average balance | Interest | Yield/rate (%) |
| **Interest-earning assets:** | | | | | | | | | |
| Cash and due from banks | 135.5 | 1.4 | 4.16 | 149.1 | 0.6 | 1.83 | 123.5 | 3.6 | 2.96 |
| Call loans | 48.3 | 0.0 | 0.54 | 113.7 | 0.0 | 0.05 | 70.8 | 0.2 | 0.29 |
| Receivables under resale agreements | - | - | - | - | - | - | - | - | - |
| Collateral related to securities borrowing transactions | 21.6 | 0.1 | 3.12 | 116.9 | 0.0 | 0.21 | 127.4 | 0.4 | 0.37 |
| Securities | 2,122.6 | 14.4 | 2.72 | 1,842.4 | 8.7 | 1.90 | 2,023.1 | 40.4 | 1.99 |
| Loans and bills discounted | 5,074.8 | 25.2 | 1.99 | 3,967.4 | 14.5 | 1.46 | 4,443.4 | 75.3 | 1.69 |
| Other interest-earning assets | 108.6 | 0.8 | 3.31 | 54.3 | 0.2 | 2.18 | 67.7 | 1.7 | 2.51 |
| Interest rate and funding swaps | - | 0.6 | - | - | 2.4 | - | - | 7.1 | - |
| **Total interest-earning assets** | 7,511.7 | 42.8 | 2.29 | 6,244.0 | 26.7 | 1.71 | 6,856.2 | 129.0 | 1.88 |
| **Interest-bearing liabilities:** | | | | | | | | | |
| Deposits | 5,017.2 | 10.1 | 0.80 | 4,099.7 | 5.4 | 0.53 | 4,561.5 | 33.2 | 0.72 |
| Negotiable certificates of deposit | 539.1 | 0.8 | 0.60 | 205.1 | 0.0 | 0.08 | 332.0 | 1.1 | 0.35 |
| Debentures | 696.8 | 0.7 | 0.43 | 927.8 | 0.8 | 0.34 | 797.0 | 3.0 | 0.37 |
| Call money | 690.5 | 4.0 | 2.35 | 67.9 | 0.1 | 0.80 | 403.5 | 5.6 | 1.40 |
| Payable under repurchase agreements | - | - | - | - | - | - | - | - | - |
| Collateral related to securities lending transactions | 18.1 | 0.0 | 1.87 | 58.4 | 0.0 | 0.09 | 84.0 | 0.2 | 0.29 |
| Borrowed money | 273.6 | 0.7 | 1.03 | 259.7 | 0.4 | 0.75 | 283.4 | 2.1 | 0.75 |
| Corporate bonds | 572.4 | 7.1 | 5.02 | 446.7 | 4.5 | 4.04 | 487.3 | 20.7 | 4.26 |
| Other interest-bearing liabilities | 0.3 | 2.5 | n.m.[1] | 0.3 | 2.5 | n.m.[1] | 0.3 | 11.2 | n.m.[1] |
| Interest rate and funding swaps | - | - | - | - | - | - | - | - | - |
| **Total interest-bearing liabilities** | 7,808.3 | 26.2 | 1.34 | 6,065.9 | 14.0 | 0.92 | 6,949.3 | 77.5 | 1.11 |
| **Net interest income/yield on interest-earning assets** | 7,511.7 | 16.6 | 0.88 | 6,244.0 | 12.6 | 0.81 | 6,856.2 | 51.5 | 0.75 |

(1) n.m. is not meaningful.

***Non-Interest Income***

| | (billions of yen, except percentages) | | |
|---|---|---|---|
| | **1st Qtr FY2007** | 1st Qtr FY2006 | % Change |
| Net fees and commissions | **12.8** | 11.2 | 14.4 |
| Net trading income | **5.2** | 7.0 | (25.9) |
| Net other business income | **31.6** | 25.3 | 24.9 |
| Total non-interest income | **49.6** | 43.5 | 14.0 |
| Net other business income | **31.6** | 25.3 | 24.9 |
| Less: Income on leased assets and installment receivables | **12.9** | 12.8 | 0.7 |
| Net other business income before income on leased assets and installment receivables, net | **18.7** | 12.4 | 24.3 |

Non-interest income for the three months ended June 30, 2007 amounted to 49.6 billion yen, an increase of 6.1 billion yen or 14.0% compared to the first quarter in the previous fiscal year. This included revenue from fees and commissions, trading and other non-interest sources, including revenue from leased assets and installment receivables. For purposes of analysis of results of operations, income on leased assets and installment receivables is included in the discussion of net revenue on interest-earning assets because such income is considered to be similar in character to interest income.

Net fees and commissions mainly includes fees on non-recourse real estate finance, consumer and commercial finance loans and other financing products and commissions on sales of asset management products. Net fees and commissions of 12.8 billion were earned in the three months ended June 30, 2007, an increase of 1.6 billion yen compared to same period the previous year. Retail Banking's asset management business continues to grow with total fees of 3.0 billion yen during the first quarter of fiscal year 2007, an increase of 0.8 billion yen from the first quarter in the previous fiscal year.

Net trading income reflects revenues from customer-driven transactions as well as transactions undertaken for trading purposes. During first quarter of fiscal year 2007, net trading income was 5.2 billion yen, a decline of 1.8 billion yen from the same period in the previous fiscal year. The decline in the net trading income resulted mainly from a decrease in option income from 2.5 billion yen to 0.6 billion yen generated in connection with interest-linked structured deposits provided mainly to retail customers due to lower demand for the product.

Net other business income for the first quarter ended June 30, 2007 was 31.6 billion yen. This included income of 12.9 billion yen from the leased assets and installment receivables businesses of APLUS and Showa Leasing. Excluding such income, net other business income for the first quarter of fiscal year 2007 was at 18.7 billion yen, an increase of 6.2 billion yen from the same period in the previous fiscal year. The increase is largely attributable to strong results in credit trading business and income from derivatives for banking purposes. During the quarter, credit trading business concluded 11 new transactions and generated total revenues of 4.7 billion yen, an increase of 0.6 billion compared to same period the previous year. This was partly offset by a decline in currency-linked structured deposits provided to retail customers from 1.6 billion yen to 0.7 billion yen.

***General and Administrative Expenses***

| | (billions of yen, except percentages) | | |
|---|---|---|---|
| | **1st Qtr FY2007** | 1st Qtr FY2006 | % Change |
| Personnel expenses | **16.1** | 15.6 | 3.3 |
| Premises expenses | **4.1** | 4.1 | (0.2) |
| Technology and data processing expenses | **4.9** | 5.0 | (2.4) |
| Advertising expenses | **2.3** | 2.8 | (18.2) |
| Consumption and property taxes | **2.0** | 1.9 | 0.9 |
| Deposit insurance premium | **0.8** | 0.7 | 21.0 |
| Other general and administrative expenses | **6.9** | 6.8 | 0.5 |
| General and administrative expenses | **37.3** | 37.3 | 0.2 |
| Amortization of goodwill and intangible assets | **3.0** | 6.2 | (51.1) |
| Total general and administrative expenses | **40.4** | 43.5 | (7.1) |

General and administrative expenses of 37.3 billion in the first three months of fiscal year 2007 were flat compared to same period in the previous fiscal year. Expenses required in the Institutional Banking business to support business growth were offset by continual expense rationalization across all businesses and restructuring activities in APLUS. As a result, for the three months ended June 30, 2007, expense-to-revenue ratio was 48.8% as compared to an expense-to-revenue ratio of 54.8% in the first quarter of fiscal year 2006.

Personnel expenses of 16.1 billion yen were 0.5 billion yen higher than in the first quarter of the previous fiscal year. The increase was largely due to new employees hired in the Institutional Banking business to support its business expansion. This was partly offset by lower personnel expense in APLUS reflecting expense savings realized through a voluntary retirement program initiated in fiscal year 2006.

Non-personnel expenses were largely flat to the same period last year except advertising expenses. The advertising expenses were 0.5 billion yen lower than the same period last fiscal year reflecting optimization of advertising activities in the Retail Banking business.

***Selected Balance Sheet Data***

*(billions of yen, except percentages)*

| | Jun 30 2007 | Mar 31 2007 | % Change | Jun 30 2006 | % Change |
|---|---|---|---|---|---|
| Monetary assets held in trust | **488.0** | 502.3 | (2.8) | 447.9 | 9.0 |
| Securities | **1,869.7** | 1,854.6 | 0.8 | 1,540.9 | 21.3 |
| Loans and bills discounted | **5,278.5** | 5,146.3 | 2.6 | 4,241.7 | 24.4 |
| Leased assets and installment receivables [1] | **784.0** | 777.2 | 0.9 | 829.9 | (5.5) |
| Intangible assets [2] | **19.1** | 19.8 | (3.5) | 66.0 | (71.1) |
| Goodwill, net | **156.4** | 158.0 | (1.0) | 221.4 | (29.4) |
| Customers' liabilities for acceptances and guarantees | **745.1** | 754.4 | (1.2) | 808.2 | (7.8) |
| **Total assets** | **11,145.3** | 10,837.6 | 2.8 | 9,696.6 | 14.9 |
| Deposits, including negotiable certificates of deposit | **5,542.0** | 5,420.9 | 2.2 | 4,455.9 | 24.4 |
| Debentures and corporate bonds | **1,137.7** | 1,103.7 | 3.1 | 1,146.0 | (0.7) |
| Borrowed money | **1,099.4** | 1,122.6 | (2.1) | 1,142.0 | (3.7) |
| Acceptances and guarantees | **745.1** | 754.4 | (1.2) | 808.2 | (7.8) |
| **Total liabilities** | **10,181.2** | 9,904.4 | 2.8 | 8,586.2 | 18.6 |
| **Total equity** | **964.0** | 933.2 | 3.3 | 1,110.4 | (13.2) |

(1) Leased assets are included in "premises and equipment" and "intangible assets", and installment receivables are a part of "other assets" in the consolidated balance sheets.

(2) Intangible assets recorded through APLUS and Showa Leasing acquisitions.

Shinsei Bank's loans and bills discounted balance was 5,278.5 billion yen at the end of June 2007 as compared to 5,146.3 billion yen as at March 31, 2007. Loan growth, in the first quarter of fiscal year 2007, was largely achieved in corporate loans, non-recourse real estate finance and retail housing loans. Corporate loans increased 3.0% to 3,073.8 billion yen, non-recourse real estate finance balance increased 7.1% to 823.8 billion yen and loans to retail customers, including lending to high net worth individuals, grew 9.1% or 58.0 billion yen to 697.6 billion yen. The loan growth was partly offset by the absence of lending to Life Housing Loan's customers, following the sale of this subsidiary in fiscal year 2007, which amounted to 99.9 billion yen at March 31, 2007.

Shinsei Bank has been diversifying its funding base through deposits from retail customers. Total deposits increased 121.0 billion yen or 2.2% to 5,542.0 billion yen in the first quarter ended June 30, 2007. The retail deposits balance, including high net worth customers, totaled 3,559.2 billion yen at June 30, 2007, a decline of 14.5 billion yen compared to March 31, 2007. During the quarter, 135.8 billion yen of yen-denominated fixed deposit matured which were issued 5 years ago. Retail Banking represents 63.1% of the Bank's total funding through customer deposits and debentures.

### *Financial Ratios*

| | 1st Qtr FY2007 | FY2006 | 1st Qtr FY2006 |
|---|---|---|---|
| Return on assets | **1.1%** (1) | (0.6)% | 0.8% (1) |
| Return on equity (fully diluted) | **19.3%** (1) | (8.1)% | 9.0% (1) |
| Cash basis return on assets | **1.3%** (1) | 0.4% | 1.1% (1) |
| Cash basis return on equity (fully diluted) | **21.0%** (1) | 4.7% | 11.6% (1) |
| Expense-to-revenue ratio (2) (3) | **48.8%** | 55.9% | 54.8% |

(1) Annualized basis.

(2) Management accounting basis.

(3) Expense denotes general and administrative expenses.

### *Capital Adequacy Data* (1)

*(billions of yen, except percentages)*

| | Consolidated | | Non-Consolidated | |
|---|---|---|---|---|
| | **Jun 30 2007** | Mar 31 2007 | **Jun 30 2007** | Mar 31 2007 |
| Basic items (Tier I) | **649.8** | 620.8 | **841.0** | 813.6 |
| Supplementary items (Tier II) | **547.4** | 522.0 | **482.3** | 466.8 |
| Deduction | **(124.5)** | (137.7) | **(70.6)** | (86.8) |
| Total capital | **1,072.7** | 1,005.0 | **1,252.7** | 1,193.7 |
| Risk assets | **8,230.3** | 7,652.0 | **7,083.6** | 6,351.0 |
| Capital adequacy ratio | **13.0%** | 13.1% | **17.7%** | 18.8% |
| Tier I capital ratio | **7.9%** | 8.1% | **11.9%** | 12.8% |

(1) Calculated by new standard (Basel II, F-IRB).

Note 1: Consolidated total required capital is 645.5 billion yen as at June 30, 2007, and 633.5 billion yen as at March 31, 2007.

Note 2: Non-Consolidated total required capital is 378.3 billion yen as at June 30, 2007, and 361.3 billion yen as at March 31, 2007.

A Tier I ratio of 7.9% and total capital adequacy ratio of 13.0% as of June 30, 2007, on a Basel II basis, exceeded Shinsei's corporate targets for maintaining strong capital ratios.

### *Per Share Data*

*(yen, except percentages)*

| | 1st Qtr FY2007 | FY2006 | % Change | 1st Qtr FY2006 | % Change |
|---|---|---|---|---|---|
| Common equity | **322.44** | 308.60 | 4.5 | 378.37 | (14.8) |
| Fully diluted equity | **365.25** | 355.09 | 2.9 | 434.81 | (16.0) |
| Basic net income (loss) | **22.68** | (45.92) | - | 14.15 | 60.2 |
| Diluted net income | **17.26** | Note(1) | - | 9.46 | 82.4 |
| Cash basis: | | | | | |
| Basic net income | **24.68** | 23.82 | - | 18.08 | 36.5 |
| Diluted net income | **18.78** | 18.41 | - | 12.09 | 55.4 |

For calculation of per share data:

| | | 1st Qtr FY2007 | FY2006 | 1st Qtr FY2006 |
|---|---|---|---|---|
| Equity: | Number of common shares (2) | 1,377,143,785 | 1,377,145,285 | 1,352,364,416 |
| | Fully diluted number of shares (2) | 1,809,537,979 | 1,811,061,968 | 1,951,572,269 |
| Net income: | Number of common shares (3) | 1,377,144,557 | 1,380,628,230 | 1,356,915,702 |
| | Fully diluted number of shares (3) | 1,809,538,751 | 1,917,803,242 | 2,029,659,620 |

(1) Reference information: Diluted net income (loss) for the fiscal year 2006 was (31.79) yen per share.

(2) Outstanding shares at the end of the respective periods.

(3) Weighted average number of outstanding shares during the respective period.

Diluted net income per share for the three-month ended June 30, 2006 was 17.26 yen. Cash basis diluted net income per share for the three-month period of fiscal year 2007 was 18.78 yen, an increase of 55.4%, as compared to the same period last year.

***Business Lines Results***

(billions of yen)

| For the three months ended June 30, 2007 | Institutional Banking | Consumer and Commercial Finance | Retail Banking | ALM/ Corporate/ Other[1] | Total |
|---|---|---|---|---|---|
| Net interest income | **9.8** | **11.0** | **4.7** | **1.1** | **26.8** |
| Non-interest income | **23.8** | **20.3** | **4.3** | **1.1** | **49.6** |
| Total revenue | **33.6** | **31.3** | **9.1** | **2.3** | **76.5** |
| General and administrative expenses | **12.5** | **15.3** | **9.6** | **(0.1)** | **37.3** |
| Ordinary business profit (loss) | **21.1** | **16.0** | **(0.5)** | **2.4** | **39.1** |
| Net credit (recoveries) costs | **(3.0)** | **12.5** | **0.0** | **(0.1)** | **9.5** |
| Ordinary business profit (loss) after net credit (recoveries) costs | **24.1** | **3.4** | **(0.5)** | **2.5** | **29.6** |

(billions of yen)

| For the three months ended June 30, 2006 | Institutional Banking | Consumer and Commercial Finance | Retail Banking | ALM/ Corporate/ Other[1] | Total |
|---|---|---|---|---|---|
| Net interest income | 8.3 | 10.9 | 4.3 | 0.9 | 24.5 |
| Non-interest income | 16.1 | 20.8 | 6.1 | 0.3 | 43.5 |
| Total revenue | 24.5 | 31.8 | 10.5 | 1.2 | 68.1 |
| General and administrative expenses | 10.7 | 17.0 | 9.9 | (0.4) | 37.3 |
| Ordinary business profit | 13.7 | 14.7 | 0.5 | 1.7 | 30.8 |
| Net credit (recoveries) costs | (5.1) | 8.8 | 0.0 | 0.0 | 3.7 |
| Ordinary business profit after net credit (recoveries) costs | 18.9 | 5.9 | 0.5 | 1.6 | 27.0 |

(1) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments, corporate level expenses and credit costs.

Shinsei Bank's business model is based on three strategic pillars: Institutional Banking, Consumer and Commercial Finance (CCF) and Retail Banking. These three pillars cover a broad range of businesses and customer segments which provide the Bank with diversified revenues.

In the first quarter ended June 30, 2007, ordinary business profit after net credit costs was 29.6 billion yen, 9.4% or 2.5 billion yen higher than the same period in the previous fiscal year. Institutional Banking business posted strong results and APLUS and Showa Leasing made good progress during the first quarter of fiscal year 2007. Retail Banking business experienced lower revenues mainly attributable to a decline in option income from structured deposits. Shinki's profitability continues to be weak due to the legislative and market changes in the consumer finance industry in the last fiscal year.

***Institutional Banking***

*(billions of yen, except percentages)*

| | 1st Qtr FY2007 | 1st Qtr FY2006 | % Change |
|---|---|---|---|
| Net interest income | **9.8** | 8.3 | 18.5 |
| Non-interest income | **23.8** | 16.1 | 47.1 |
| Total revenue | **33.6** | 24.5 | 37.4 |
| General and administrative expenses | **12.5** | 10.7 | 17.0 |
| Ordinary business profit | **21.1** | 13.7 | 53.2 |
| Net credit recoveries | **(3.0)** | (5.1) | (41.9) |
| Ordinary business profit after net credit recoveries | **24.1** | 18.9 | 27.3 |

The Institutional Banking business positions itself as a hybrid commercial and investment bank that provides innovative solutions to institutional customers through an integrated team of relationship managers and product specialists. Revenue diversification ensures earnings stability in this business line. The business generated revenue of 33.6 billion yen in the first three months of this fiscal year. This is, 37.4% or 9.1 billion yen higher than the same period last year due to strong revenues across most Institutional Banking products. The business continued to see an increase in demand for corporate and non-recourse loans and ongoing growth in asset prices contributed to strong performance in credit trading business. The non-recourse real estate finance balance, both loans and bond structures, grew 94.2 billion yen to 1,016.4 billion yen in the three month period ended June 30, 2007. As a result, the business generated revenue of 4.8 billion yen, an increase of 0.9 billion compared to same period last fiscal year. The business momentum in the credit trading business resulted in concluding 11 new transactions with aggregate investment amount of 33.8 billion yen and generating total revenues of 4.7 billion yen in the three months of fiscal year 2007, an increase of 0.6 billion compared to same period the previous year.

In the first quarter of this fiscal year, the general and administrative expenses were 12.5 billion yen, a 1.8 billion yen increase from the first quarter in the previous fiscal year. The increase was largely due to new employees hired in the business to support its business expansion. As a result, ordinary business profit for the first quarter of fiscal year 2007 was 21.1 billion yen, an increase of 7.3 billion yen, or 53.2%, as compared to the same period in the previous fiscal year. The expense-to-revenue ratio of this business was 37.2% for the three months ended June 30, 2007.

***Consumer and Commercial Finance*** (1)

(billions of yen)

| For the three months ended June 30, 2007 | APLUS | Showa Leasing | Other Subsidiaries(2) | Consumer and Commercial Finance |
|---|---|---|---|---|
| Total revenue | **22.5** | **7.2** | **1.5** | **31.3** |
| General and administrative expenses | **11.3** | **3.2** | **0.7** | **15.3** |
| Ordinary business profit | **11.2** | **4.0** | **0.7** | **16.0** |
| Net credit costs | **9.8** | **0.6** | **2.1** | **12.5** |
| Ordinary business profit (loss) after net credit costs | **1.3** | **3.4** | **(1.3)** | **3.4** |

(billions of yen)

| For the three months ended June 30, 2006 | APLUS | Showa Leasing | Other Subsidiaries(2) | Consumer and Commercial Finance |
|---|---|---|---|---|
| Total revenue | 23.6 | 5.7 | 2.4 | 31.8 |
| General and administrative expenses | 13.3 | 2.6 | 0.9 | 17.0 |
| Ordinary business profit | 10.2 | 3.0 | 1.4 | 14.7 |
| Net credit (recoveries) costs | 8.3 | (0.1) | 0.6 | 8.8 |
| Ordinary business profit after net credit (recoveries) costs | 1.9 | 3.2 | 0.7 | 5.9 |

(1) Net of consolidation adjustments, if applicable.

(2) Includes Shinki, an affiliate, and unallocated CCF sub-group financials.

APLUS' business transformation initiatives in fiscal year 2006 have allowed it to return to profitability in the first quarter of this fiscal year. The overall financial performance of Showa Leasing business remains strong while Shinki Co., Ltd.'s (Shinki) financial results, though positive, were subdued.

In the three months ended June 30, 2007, the CCF business contributed revenue of 31.3 billion yen, a decline of 0.4 billion yen, or 1.3%, as compared to first quarter in fiscal year 2006 and largely reflect a slow down in the momentum of consumer finance business due to the significant legislative and market changes in the industry in the last fiscal year. The revenue shortfall was fully offset by lower expenses in APLUS. As a result, the business generated ordinary business profit of 16.0 billion yen in the first quarter of fiscal year 2007, an increase of 1.3 billion yen from the same period in the previous fiscal year. In the first quarter of fiscal year 2007, higher credit costs were necessitated due to the impact of the legislative and market changes in the consumer finance industry in December 2006. As a result, ordinary business profit after credit costs was 3.4 billion yen in the first three months ended June 30, 2007, a decline of 2.4 billion yen compared to the first quarter of fiscal year 2006.

APLUS' business transformation initiatives which began in January 2007 facilitated strong financial results in the first quarter of fiscal year 2007. The business generated net income of 1.5 billion yen, on a standalone basis, including Zen-Nichi Shinpan Co., Ltd. (Zen-Nichi Shinpan) for the three months ended June 30, 2007. This represents 25% of the full fiscal year 2007 net income forecast of 6.0 billion yen.

Showa Leasing's business momentum remains steady. As a result, the business earned ordinary business profit after credit costs, net of consolidation adjustments, of 3.4 billion yen during the first three months of fiscal year 2007. This is 0.2 billion higher than the first quarter in the previous fiscal year.

Other subsidiaries revenue includes Shinsei's equity in net income of Shinsei Bank's affiliate, Shinki, net of consolidation adjustments and revenues of this commercial finance subsidiary, Shinsei Property Finance Co., Ltd.

During the quarter, grey zone related payments were made amounting to 1.1 billion yen. Total grey zone provisions declined to 9.7 billion yen as at June 30, 2007 as compared to 10.3 billion yen at March 31, 2007.

***Retail Banking***

(billions of yen, except percentages)

| | 1st Qtr FY2007 | 1st Qtr FY2006 | % Change |
|---|---|---|---|
| Net interest income | **4.7** | 4.3 | 10.2 |
| Non-interest income | **4.3** | 6.1 | (29.4) |
| Total revenue | **9.1** | 10.5 | (13.1) |
| General and administrative expenses | **9.6** | 9.9 | (2.8) |
| Ordinary business (loss) profit | **(0.5)** | 0.5 | (190.5) |
| Net credit costs | **0.0** | 0.0 | 126.3 |
| Ordinary business (loss) profit after net credit costs | **(0.5)** | 0.5 | (210.6) |

The Retail Banking business continues to diversify its revenue mix and increase its customer base. Reliance on upfront option income from structured deposits has reduced substantially and only 15.7% of total revenue is earned from structured deposits' upfront fees as compared to 39.5% during the same period a year ago. In the three months ended June 30, 2007, the Retail Banking business added more than 59,000 new *PowerFlex* retail accounts and now has over two million retail accounts. Shinsei Bank considerably improved its ranking and reached second overall in the Nihon Keizai Shimbun's third survey of "Bank's Retail Strength" in July 2007 from twentieth position in last year's survey.

During the first three months of this fiscal year, total revenue was 9.1 billion yen as compared to 10.5 billion yen during the first quarter of the previous fiscal year. The main sources of revenue were interest income from retail deposits, fees from asset management products, income from structured deposits and fees and net interest income from loan products. The ability to successfully sell an increasingly wide range of products such as mutual funds and variable annuities is contributing to more balanced and recurrent revenue growth. The decline in the revenue resulted mainly from a decrease in structured deposits related option income by 2.7 billion yen from 4.1 billion yen to 1.4 billion yen due to lower demand for structured deposits products.

Retail Banking incurred general and administrative expenses of 9.6 billion yen during the three month period, a decline of 0.2 billion yen, or 2.8% as compared to the first quarter in the previous fiscal year. Strict expense discipline in the business fully offset the expense increase incurred to expand distribution channels and due to the growth of customer driven transactions. The business generated ordinary business loss of 0.5 billion yen for the three months of fiscal year 2007, as compared to net business profit of 0.5 billion yen during the first quarter of the previous fiscal year.

***Results of Operations (Non-Consolidated)***

*(billions of yen, except percentages)*

| | 1st Qtr FY2007 | 1st Qtr FY2006 | % Change | 4th Qtr FY2006 | % Change |
|---|---|---|---|---|---|
| Gross business profit *(gyomu sorieki)*[1] : | | | | | |
| Net interest income | **19.0** | 13.6 | 39.3 | 14.6 | 30.6 |
| Net fees and commissions[1] | **15.6** | 9.1 | 71.2 | 10.3 | 50.8 |
| Net trading income | **3.0** | 5.1 | (40.1) | 2.7 | 6.9 |
| Net other business income | **4.4** | 3.1 | 39.8 | 3.4 | 28.9 |
| Total gross business profit[1] | **42.2** | 31.1 | 35.7 | 31.1 | 35.6 |
| Total expenses | **20.3** | 20.1 | 1.3 | 18.7 | 8.9 |
| Net business profit[1] *(jisshitsu gyomu jun-eki)* | **21.8** | 10.9 | 98.8 | 12.4 | 75.8 |
| Other operating expenses, net | **(1.1)** | (0.9) | 14.3 | (4.5) | (74.8) |
| Net operating income *(keijo rieki)* | **20.7** | 9.9 | 107.2 | 7.8 | 162.2 |
| Extraordinary income (loss)[2][3] | **1.1** | 4.8 | (77.1) | (123.3) | (100.9) |
| Income (loss) before income taxes | **21.8** | 14.8 | 46.5 | (115.4) | (118.9) |
| Current income taxes benefit | **(8.5)** | (1.2) | 587.0 | (0.5) | 1,468.1 |
| Deferred income tax expense (benefit) | **6.5** | — | — | (9.1) | (171.6) |
| Net income (loss)[3] | **23.8** | 16.1 | 47.7 | (105.8) | (122.5) |

(1) Includes income from monetary assets held in trust of 10.1 billion yen in the first quarter fiscal year 2007 and 5.9 billion yen in the first quarter fiscal year 2006.

(2) Reversals of general reserve for loan losses is included in extraordinary income (0.9 billion yen in the first quarter fiscal year 2007 and 4.9 billion yen in the first quarter fiscal year 2006).

(3) Preferred shares investment impairment of 98.0 billion yen and valuation allowances for APLUS' and Shinki's common shares of 9.2 billion yen and 6.6 billion yen, respectively, is included in fiscal year 2006.

The net income for the three months ended June 30, 2007 of 23.8 billion yen represented 34% of the fiscal year 2007 net income (non-consolidated) forecast of 70.0 billion yen. Shinsei Bank (non-consolidated) net income accounted for 76.2% of the consolidated net income. As a recipient of public funds, Shinsei Bank is required to update and report its achievement of non-consolidated performance targets set forth in its revitalization plan on a quarterly basis. Thus, Shinsei Bank is currently in the process of updating its biennial revitalization plan financial targets on a non-consolidated basis.

***Supplemental Financial Data and Reconciliation to Japanese GAAP Measures*** (1)

| *For the first quarter fiscal year 2007 ended June 30, 2007* | *(billions of yen, except per share data and percentages)* |
|---|---|
| **Amortization of goodwill and intangible assets** | |
| Amortization of intangible assets | **0.6** |
| Associated deferred tax liability | **(0.2)** |
| Amortization of goodwill | **2.3** |
| Total amortization of goodwill and intangible assets, net of tax benefit | **2.7** |
| **Reconciliation of net income to cash basis net income** | |
| Net income | **31.2** |
| Amortization of goodwill and intangible assets, net of tax benefit | **2.7** |
| Cash basis net income | **33.9** |
| **Reconciliation of basic net income per share to cash basis basic net income per share** | |
| Basic net income per share | **22.68** |
| Effect of amortization of goodwill and intangible assets, net of tax benefit | **2.00** |
| Cash basis basic net income per share | **24.68** |
| **Reconciliation of fully diluted net income per share to cash basis fully diluted net income per share** | |
| Fully diluted net income per share | **17.26** |
| Effect of amortization of goodwill and intangible assets, net of tax benefit | **1.52** |
| Cash basis fully diluted net income per share | **18.78** |
| **Reconciliation of return on assets to cash basis return on assets** | |
| Return on assets | **1.1** (3) |
| Effect of amortization of goodwill and intangible assets, net of tax benefit | **0.1** (3) |
| Cash basis return on assets | **1.3** (3) |
| **Reconciliation of return on equity to cash basis return on equity** | |
| Return on equity (fully diluted) | **19.3** (3) |
| Effect of amortization of goodwill and intangible assets, net of tax benefit | **1.7** (3) |
| Cash basis return on equity (fully diluted) | **21.0** (3) |
| **Reconciliation of return on equity to return on tangible equity** | |
| Return on equity (fully diluted) | **19.3** (3) |
| Effect of goodwill and intangible assets (2) | **9.0** (3) |
| Return on tangible equity (fully diluted) | **28.3** (3) |

(1) Reflects adjustments of goodwill and intangible assets associated with the acquisition of consumer and commercial finance companies.

(2) Net income excludes amortization of goodwill and intangible assets, net of tax benefit. Average shareholders' equity excludes goodwill and intangible assets, net of associated deferred tax liability.

(3) Annualized basis.

***Consolidated Statements of Operations (Unaudited)***

*(millions of yen, except percentages)*

| | 1st Qtr FY2007 | 1st Qtr FY2006 | Change Amount | Change % | FY2006 |
|---|---|---|---|---|---|
| Interest on loans and bills discounted | **38,931** | 27,845 | 11,086 | 39.8 | 126,815 |
| Interest and dividends on securities | **11,177** | 6,816 | 4,361 | 64.0 | 32,309 |
| Other interest income | **3,268** | 3,461 | (193) | (5.6) | 13,693 |
| Total interest income | **53,377** | 38,123 | 15,254 | 40.0 | 172,818 |
| Fees and commissions income | **18,129** | 16,354 | 1,775 | 10.9 | 70,858 |
| Trading profits | **5,232** | 7,082 | (1,850) | (26.1) | 18,128 |
| Other business income | **68,365** | 67,061 | 1,304 | 1.9 | 271,274 |
| Other ordinary income | **7,915** | 6,319 | 1,596 | 25.3 | 26,935 |
| **Ordinary income** | **153,019** | 134,941 | 18,078 | 13.4 | 560,016 |
| Interest on deposits | **10,078** | 5,453 | 4,625 | 84.8 | 33,164 |
| Interest on debentures | **763** | 806 | (43) | (5.3) | 3,006 |
| Interest on borrowings | **3,601** | 2,268 | 1,333 | 58.8 | 11,312 |
| Other interest expenses | **12,078** | 5,020 | 7,058 | 140.6 | 29,838 |
| Total interest expenses | **26,521** | 13,549 | 12,972 | 95.7 | 77,322 |
| Fees and commissions expenses | **5,311** | 5,152 | 159 | 3.1 | 24,409 |
| Trading losses | **28** | 57 | (29) | (50.9) | 319 |
| Other business expenses | **44,017** | 44,616 | (599) | (1.3) | 183,117 |
| General and administrative expenses | **37,422** | 37,336 | 86 | 0.2 | 150,233 |
| Amortization of goodwill | **2,355** | 4,061 | (1,706) | (42.0) | 12,507 |
| Amortization of intangible assets | **678** | 2,141 | (1,463) | (68.3) | 8,293 |
| Total general and administrative expenses | **40,456** | 43,539 | (3,083) | (7.1) | 171,034 |
| Other ordinary expenses | **11,409** | 7,382 | 4,027 | 54.6 | 80,641 |
| **Ordinary expenses** | **127,746** | 114,298 | 13,448 | 11.8 | 536,843 |
| **Net ordinary income** | **25,273** | 20,643 | 4,630 | 22.4 | 23,172 |
| Special gains | **20,599** | 2,647 | 17,952 | 678.2 | 15,278 |
| Special losses | **48** | 51 | (3) | (5.9) | 104,159 |
| Income (loss) before income taxes and minority interests | **45,823** | 23,238 | 22,585 | 97.2 | (65,708) |
| Income tax (benefit) | | | | | |
| Current | **3,530** | 960 | 2,570 | 267.7 | 3,249 |
| Deferred | **6,184** | (1,135) | 7,319 | (644.8) | (24,615) |
| Minority interests in net income of subsidiaries | **4,869** | 4,200 | 669 | 15.9 | 16,643 |
| **Net income (loss)** | **31,239** | 19,212 | 12,027 | 62.6 | (60,984) |

*(billions of yen)*

| | | | | | |
|---|---|---|---|---|---|
| (Ref.) Ordinary business profit (*jisshitsu gyomu jun-eki*) [1] | **39.1** | 30.8 | 8.3 | 27.0 | 118.3 |
| yen / US$ | **@123.43** | @115.24 | | | @117.78 |

(1) Management accounting basis

*Consolidated Balance Sheets (Unaudited)*

## Assets (Consolidated)

(millions of yen)

| | June 30 2007 a | June 30 2006 b | Change a-b Amount | Mar 31 2007 c | Change a-c Amount |
|---|---|---|---|---|---|
| <<Assets>> | | | | | |
| Cash and due from banks | 412,266 | 250,091 | 162,175 | 448,554 | (36,288) |
| Call loans | 67,140 | 175,762 | (108,622) | 43,100 | 24,040 |
| Collateral related to securities borrowing transactions | 47,690 | 80,261 | (32,571) | 11,050 | 36,640 |
| Other monetary claims purchased | 469,719 | 287,416 | 182,303 | 366,505 | 103,214 |
| Trading assets | 310,074 | 366,753 | (56,679) | 303,389 | 6,685 |
| Monetary assets held in trust | 488,026 | 447,944 | 40,082 | 502,332 | (14,306) |
| Securities | 1,869,706 | 1,540,990 | 328,716 | 1,854,682 | 15,024 |
| Loans and bills discounted | 5,278,505 | 4,241,744 | 1,036,761 | 5,146,306 | 132,199 |
| Foreign exchanges | 30,515 | 9,600 | 20,915 | 15,047 | 15,468 |
| Other assets | 914,062 | 848,133 | 65,929 | 870,375 | 43,687 |
| Premises and equipment | 382,420 | 396,049 | (13,629) | 382,460 | (40) |
| Intangible assets | 240,405 | 354,735 | (114,330) | 244,155 | (3,750) |
| Goodwill, net | 156,473 | 221,407 | (64,934) | 158,066 | (1,593) |
| Deferred issuance expenses for debentures | 107 | 124 | (17) | 103 | 4 |
| Deferred tax assets | 35,543 | 30,912 | 4,631 | 42,474 | (6,931) |
| Customers' liabilities for acceptances and guarantees | 745,190 | 808,256 | (63,066) | 754,420 | (9,230) |
| Reserve for credit losses | (146,048) | (142,137) | (3,911) | (147,275) | 1,227 |
| **Total assets** | 11,145,325 | 9,696,639 | 1,448,686 | 10,837,683 | 307,642 |
| yen / US$ | @123.43 | @115.24 | | @117.78 | |

**Liabilities and Equity (Consolidated)**

*(millions of yen)*

| | June 30 2007 a | June 30 2006 b | Change a-b Amount | Mar 31 2007 c | Change a-c Amount |
|---|---|---|---|---|---|
| **<<Liabilities>>** | | | | | |
| Deposits | **5,067,030** | 4,217,930 | 849,100 | 4,940,730 | 126,300 |
| Negotiable certificates of deposit | **474,998** | 237,982 | 237,016 | 480,199 | (5,201) |
| Debentures | **693,727** | 847,091 | (153,364) | 703,298 | (9,571) |
| Call money | **698,022** | 129,285 | 568,737 | 692,792 | 5,230 |
| Collateral related to securities lending transactions | **77,505** | 76,053 | 1,452 | 8,333 | 69,172 |
| Commercial paper | **—** | 165,000 | (165,000) | 171,300 | (171,300) |
| Trading liabilities | **127,898** | 150,511 | (22,613) | 99,255 | 28,643 |
| Borrowed money | **1,099,440** | 1,142,003 | (42,563) | 1,122,688 | (23,248) |
| Foreign exchanges | **14** | 7 | 7 | 118 | (104) |
| Short-term corporate bonds | **181,300** | / | / | / | / |
| Corporate bonds | **444,057** | 298,996 | 145,061 | 400,485 | 43,572 |
| Other liabilities | **548,533** | 493,112 | 55,421 | 498,358 | 50,175 |
| Accrued employees' bonuses | **5,055** | 5,017 | 38 | 13,134 | (8,079) |
| Accrued directors' bonuses | **247** | 62 | 185 | 359 | (112) |
| Reserve for retirement benefits | **3,356** | 3,090 | 266 | 3,521 | (165) |
| Reserve for losses on interest repayments | **9,719** | / | / | 10,353 | (634) |
| Reserve under special law | **3** | 2 | 1 | 3 | — |
| Deferred tax liabilities | **5,194** | 11,835 | (6,641) | 5,075 | 119 |
| Acceptances and guarantees | **745,190** | 808,256 | (63,066) | 754,420 | (9,230) |
| **Total liabilities** | **10,181,295** | 8,586,239 | 1,595,056 | 9,904,430 | 276,865 |
| **<<Equity>>** | | | | | |
| Shareholders' equity: | | | | | |
| Capital stock | **451,296** | 451,296 | — | 451,296 | — |
| Capital surplus | **18,558** | 18,558 | — | 18,558 | — |
| Retained earnings | **273,997** | 394,767 | (120,770) | 245,499 | 28,498 |
| Treasury stock, at cost | **(72,561)** | (4,557) | (68,004) | (72,560) | (1) |
| Total shareholders' equity | **671,290** | 860,065 | (188,775) | 642,794 | 28,496 |
| Unrealized gain (loss) and translation adjustments: | | | | | |
| Unrealized gain (loss) on available-for-sale securities | **6,098** | (288) | 6,386 | 5,091 | 1,007 |
| Deferred loss on derivatives under hedge accounting | **(20,303)** | (14,510) | (5,793) | (7,744) | (12,559) |
| Foreign currency translation adjustments | **3,860** | 3,315 | 545 | 2,952 | 908 |
| Total unrealized gain (loss) and translation adjustments | **(10,344)** | (11,483) | 1,139 | 299 | (10,643) |
| Stock acquisition rights | **674** | 55 | 619 | 517 | 157 |
| Minority interests in subsidiaries | **302,410** | 261,762 | 40,648 | 289,642 | 12,768 |
| **Total equity** | **964,030** | 1,110,400 | (146,370) | 933,253 | 30,777 |
| **Total liabilities and equity** | **11,145,325** | 9,696,639 | 1,448,686 | 10,837,683 | 307,642 |
| yen / US$ | **@123.43** | @115.24 | | @117.78 | |

***Non-Consolidated Statements of Operations (Unaudited)***

*(millions of yen, except percentages)*

| | 1st Qtr FY2007 | 1st Qtr FY2006 | Change | | FY2006 |
|---|---|---|---|---|---|
| | | | Amount | % | |
| Interest on loans and bills discounted | **25,280** | 14,531 | 10,749 | 74.0 | 75,357 |
| Interest and dividends on securities | **14,404** | 8,753 | 5,651 | 64.6 | 40,427 |
| Other interest income | **3,207** | 3,457 | (250) | (7.2) | 13,262 |
| Total interest income | **42,892** | 26,742 | 16,150 | 60.4 | 129,046 |
| Fees and commissions income | **8,265** | 5,487 | 2,778 | 50.6 | 28,198 |
| Trading profits | **3,089** | 5,191 | (2,102) | (40.5) | 15,339 |
| Other business income | **5,037** | 4,601 | 436 | 9.5 | 18,661 |
| Other ordinary income | **11,938** | 9,300 | 2,638 | 28.4 | 40,787 |
| **Ordinary income** | **71,223** | 51,323 | 19,900 | 38.8 | 232,034 |
| Interest on deposits | **10,103** | 5,466 | 4,637 | 84.8 | 33,276 |
| Interest on debentures | **763** | 807 | (44) | (5.5) | 3,009 |
| Other interest expenses | **15,399** | 7,769 | 7,630 | 98.2 | 41,247 |
| Total interest expenses | **26,266** | 14,044 | 12,222 | 87.0 | 77,534 |
| Fees and commissions expenses | **2,780** | 2,284 | 496 | 21.7 | 13,164 |
| Trading losses | **36** | 89 | (53) | (59.6) | 436 |
| Other business expenses | **598** | 1,425 | (827) | (58.0) | 6,561 |
| General and administrative expenses | **20,436** | 20,163 | 273 | 1.4 | 77,865 |
| Other ordinary expenses | **403** | 3,326 | (2,923) | (87.9) | 9,325 |
| **Ordinary expenses** | **50,522** | 41,332 | 9,190 | 22.2 | 184,888 |
| **Net ordinary income** | **20,701** | 9,991 | 10,710 | 107.2 | 47,146 |
| Special gains | **1,123** | 4,915 | (3,792) | (77.2) | 14,385 |
| Special losses | **21** | 24 | (3) | (12.5) | 116,546 |
| Income (loss) before income taxes | **21,803** | 14,882 | 6,921 | 46.5 | (55,015) |
| Income tax (benefit) | | | | | |
| Current | **(8,546)** | (1,244) | (7,302) | 587.0 | (2,779) |
| Deferred | **6,533** | — | 6,533 | n.m. | (10,276) |
| **Net income (loss)** | **23,817** | 16,127 | 7,690 | 47.7 | (41,960) |
| yen / US$ | **@123.43** | @115.24 | | | @117.78 |

*Non-Consolidated Balance Sheets (Unaudited)*

**Assets (Non-Consolidated)**

*(millions of yen)*

| | June 30 2007 a | June 30 2006 b | Change a-b Amount | Mar 31 2007 c | Change a-c Amount |
|---|---|---|---|---|---|
| **<<Assets>>** | | | | | |
| Cash and due from banks | **193,169** | 135,346 | 57,823 | 190,003 | 3,166 |
| Call loans | **67,140** | 175,762 | (108,622) | 43,100 | 24,040 |
| Collateral related to securities borrowing transactions | **47,690** | 80,261 | (32,571) | 11,050 | 36,640 |
| Other monetary claims purchased | **161,631** | 52,416 | 109,215 | 69,856 | 91,775 |
| Trading assets | **284,084** | 350,981 | (66,897) | 284,137 | (53) |
| Monetary assets held in trust | **674,693** | 547,142 | 127,551 | 687,346 | (12,653) |
| Securities | **2,063,219** | 1,849,671 | 213,548 | 2,062,064 | 1,155 |
| Valuation allowance for investments | **(15,908)** | — | (15,908) | (15,908) | — |
| Loans and bills discounted | **5,178,765** | 4,099,476 | 1,079,289 | 5,075,281 | 103,484 |
| Foreign exchanges | **30,515** | 9,600 | 20,915 | 15,047 | 15,468 |
| Other assets | **373,699** | 257,583 | 116,116 | 325,654 | 48,045 |
| Premises and equipment | **21,304** | 21,306 | (2) | 20,768 | 536 |
| Intangible assets | **13,552** | 14,440 | (888) | 13,475 | 77 |
| Deferred issuance expenses for debentures | **107** | 124 | (17) | 103 | 4 |
| Deferred tax assets | **28,812** | 29,040 | (228) | 35,559 | (6,747) |
| Customers' liabilities for acceptances and guarantees | **19,455** | 30,372 | (10,917) | 18,357 | 1,098 |
| Reserve for credit losses | **(105,995)** | (106,460) | 465 | (106,977) | 982 |
| **Total assets** | **9,035,938** | 7,547,065 | 1,488,873 | 8,728,921 | 307,017 |
| yen / US$ | **@123.43** | @115.24 | | @117.78 | |

**Liabilities and Equity (Non-Consolidated)**

*(millions of yen)*

| | June 30 2007 a | June 30 2006 b | Change a-b Amount | Mar 31 2007 c | Change a-c Amount |
|---|---|---|---|---|---|
| **<<Liabilities>>** | | | | | |
| Deposits | **5,101,596** | 4,283,403 | 818,193 | 4,991,263 | 110,333 |
| Negotiable certificates of deposit | **474,998** | 237,982 | 237,016 | 480,199 | (5,201) |
| Debentures | **694,337** | 848,401 | (154,064) | 703,908 | (9,571) |
| Call money | **698,022** | 79,285 | 618,737 | 692,792 | 5,230 |
| Collateral related to securities lending transactions | **78,425** | 76,053 | 2,372 | 8,333 | 70,092 |
| Bills sold | **–** | 50,000 | (50,000) | – | – |
| Trading liabilities | **117,568** | 144,202 | (26,634) | 87,361 | 30,207 |
| Borrowed money | **295,947** | 279,570 | 16,377 | 276,760 | 19,187 |
| Foreign exchanges | **303** | 281 | 22 | 397 | (94) |
| Corporate bonds | **589,038** | 451,685 | 137,353 | 562,457 | 26,581 |
| Other liabilities | **295,747** | 218,400 | 77,347 | 237,614 | 58,133 |
| Accrued employees' bonuses | **3,475** | 3,466 | 9 | 9,850 | (6,375) |
| Reserve for retirement benefits | **662** | 171 | 491 | 756 | (94) |
| Acceptances and guarantees | **19,455** | 30,372 | (10,917) | 18,357 | 1,098 |
| **Total liabilities** | **8,369,581** | 6,703,276 | 1,666,305 | 8,070,054 | 299,527 |
| **<<Equity>>** | | | | | |
| Shareholders' equity | | | | | |
| Capital stock | **451,296** | 451,296 | – | 451,296 | – |
| Capital surplus | **18,558** | 18,558 | – | 18,558 | – |
| Additional paid-in capital | **18,558** | 18,558 | – | 18,558 | – |
| Retained earnings | **288,374** | 392,707 | (104,333) | 267,144 | 21,230 |
| Legal reserve | **9,784** | 8,567 | 1,217 | 9,266 | 518 |
| Other retained earnings | **278,590** | 384,139 | (105,549) | 257,878 | 20,712 |
| Unappropriated retained earnings | **278,590** | 384,139 | (105,549) | 257,878 | 20,712 |
| Treasury stock, at cost | **(72,556)** | (4,552) | (68,004) | (72,555) | (1) |
| Total shareholders' equity | **685,672** | 858,010 | (172,338) | 664,444 | 21,228 |
| Unrealized gain (loss) and translation adjustments: | | | | | |
| Unrealized gain on available-for-sale securities | **5,058** | 1,104 | 3,954 | 4,181 | 877 |
| Deferred loss on derivatives under hedge accounting | **(25,048)** | (15,381) | (9,667) | (10,275) | (14,773) |
| Total unrealized gain (loss) and translation adjustments | **(19,989)** | (14,276) | (5,713) | (6,094) | (13,895) |
| Stock acquisition rights | **674** | 55 | 619 | 517 | 157 |
| **Total equity** | **666,356** | 843,789 | (177,433) | 658,866 | 7,490 |
| **Total liabilities and equity** | **9,035,938** | 7,547,065 | 1,488,873 | 8,728,921 | 307,017 |
| yen / US$ | **@123.43** | @115.24 | | @117.78 | |

## *Other Non-Consolidated Financial Data (Problem Claims, Securities, Deposits)*

### Problem Claims (Non-Consolidated)

( i ) Claims Classified Under the Financial Revitalization Law

*(billions of yen, except percentages)*

| | June 30 2007 (a) | Mar 31 2007 (b) | Change (a) - (b) | June 30 2006 (c) | Change (a) - (c) |
|---|---|---|---|---|---|
| Claims against bankrupt and quasi-bankrupt obligors | 0.6 | 0.9 | (0.4) | 0.5 | 0.1 |
| Doubtful claims | 10.7 | 10.8 | (0.0) | 20.2 | (9.5) |
| Substandard claims | 15.9 | 16.2 | (0.3) | 21.1 | (5.2) |
| Total (A) | 27.2 | 27.9 | (0.7) | 41.9 | (14.7) |
| Total claims (B) | 5,469.9 | 5,294.6 | 175.3 | 4,253.8 | 1,216.1 |
| (A) / (B) x 100 (%) | 0.50 | 0.53 | (0.03) | 0.98 | (0.48) |
| (ref.) Amount of partial write-off | 6.5 | 6.4 | | 2.4 | |

( ii ) Risk Monitored Loans (Non-Consolidated)

*(billions of yen, except percentages)*

| | June 30 2007 (a) | Mar 31 2007 (b) | Change (a) - (b) | June 30 2006 (c) | Change (a) - (c) |
|---|---|---|---|---|---|
| Loans to bankrupt obligors | 0.3 | 0.6 | (0.3) | 0.3 | 0.0 |
| Non-accrual delinquent loans | 10.5 | 10.6 | (0.1) | 20.0 | (9.5) |
| Loans past due three months or more | 0.0 | 0.0 | 0.0 | 0.0 | (0.0) |
| Restructured loans | 15.8 | 16.1 | (0.3) | 21.0 | (5.2) |
| Total (A) | 26.7 | 27.4 | (0.7) | 41.4 | (14.7) |
| Loans and bills discounted (B) | 5,178.7 | 5,075.2 | 103.5 | 4,099.4 | 1,079.3 |
| (A) / (B) x 100 (%) | 0.52 | 0.54 | (0.02) | 1.01 | (0.49) |
| Reserve for credit losses (C) | 105.9 | 106.9 | (1.0) | 106.4 | (0.5) |
| Reserve ratios (C) / (A) x 100 (%) | 395.97 | 389.21 | 6.76 | 256.74 | 139.23 |

### Securities (Non-Consolidated)

**As of June 30, 2007 (Unaudited)** *(billions of yen)*

| | Fair value | Net unrealized gain (loss) (a) - (b) | Gross unrealized gains (a) | Gross unrealized losses (b) |
|---|---|---|---|---|
| Equity securities (domestic) | 17.6 | 1.3 | 1.6 | 0.2 |
| Bonds (domestic) | 450.3 | (3.9) | 0.1 | 4.1 |
| Other [1] | 456.7 | 10.1 | 13.1 | 2.9 |
| Total | 924.7 | 7.5 | 14.9 | 7.3 |

As of March 31, 2007 *(billions of yen)*

| | Fair value | Net unrealized gain (loss) (a) - (b) | Gross unrealized gains (a) | Gross unrealized losses (b) |
|---|---|---|---|---|
| Equity securities (domestic) | 14.1 | (0.2) | 0.5 | 0.8 |
| Bonds (domestic) | 571.1 | (3.3) | 0.4 | 3.7 |
| Other [1] | 413.8 | 10.5 | 11.3 | 0.7 |
| Total | 999.1 | 6.9 | 12.3 | 5.4 |

As of June 30, 2006 *(billions of yen)*

| | Fair value | Net unrealized gain (loss) (a) - (b) | Gross unrealized gains (a) | Gross unrealized losses (b) |
|---|---|---|---|---|
| Equity securities (domestic) | 12.2 | 0.7 | 1.0 | 0.3 |
| Bonds (domestic) | 679.1 | (4.7) | 0.1 | 4.9 |
| Other [1] | 218.6 | 0.9 | 2.2 | 1.2 |
| Total | 910.0 | (3.1) | 3.3 | 6.5 |

(1) "Other" mainly consists of foreign securities.

### Balance of Deposits (Non-Consolidated)

*(billions of yen)*

| | June 30 2007 (a) | Mar 31 2007 (b) | Change (a) - (b) | June 30 2006 (c) | Change (a) - (c) |
|---|---|---|---|---|---|
| Balance of deposits (including NCDs) | 5,576.5 | 5,471.4 | 105.1 | 4,521.3 | 1,055.2 |
| Balance of deposits from individuals | 3,530.5 | 3,545.8 | (15.3) | 3,209.2 | 321.3 |

*APLUS Key Data*

(billions of yen)

| Summary of Income Statement (Consolidated) [1] | 1st Qtr FY2007 | 1st Qtr FY2006 | FY2006 |
|---|---|---|---|
| Credit card shopping (Sogo) | 2.3 | 2.0 | 8.9 |
| Installment shopping credit (Kohin) | 3.9 | 5.2 | 20.5 |
| Credit guarantee | 5.7 | 7.1 | 26.4 |
| Cashing by credit card | 5.5 | 4.6 | 20.3 |
| Loan card | 6.2 | 5.5 | 20.9 |
| Other consumer loan | 0.8 | 0.8 | 3.4 |
| Consumer loan | 12.6 | 11.0 | 44.6 |
| Other loan | 0.0 | 0.0 | 0.2 |
| Total Loan | 12.7 | 11.1 | 44.9 |
| Financial income | 0.6 | 0.5 | 2.3 |
| Others | 2.0 | 2.0 | 8.2 |
| **Operating Revenue** | 27.5 | 28.1 | 111.4 |
| Net provision of allowance for bad debts | 9.8 | 8.3 | 47.8 |
| Others | 14.4 | 16.2 | 72.8 |
| Total SG&A | 24.3 | 24.5 | 120.6 |
| Financial expenses | 1.7 | 1.2 | 5.6 |
| **Operating Expenses** | 26.0 | 25.7 | 126.3 |
| **Operating Income** | 1.4 | 2.3 | (14.9) |
| **Ordinary Income** | 1.5 | 2.2 | (14.9) |
| Net Extraordinary Profit (Loss) | 0.0 | 0.0 | (8.7) |
| **Net Income Before Tax** | 1.5 | 2.2 | (23.7) |
| **Net Income** | 1.5 | 2.2 | (29.3) |

| Summary of Financials and Other Major Business Information (Consolidated) [1] | June 30 2007 | June 30 2006 | Mar 31 2007 |
|---|---|---|---|
| **Total Assets** | 1,515.8 | 1,575.6 | 1,550.7 |
| **Total Liabilities** | 1,456.5 | 1,499.6 | 1,491.2 |
| **Total Net Assets** | 59.2 | 75.9 | 59.5 |
| Credit card shopping (Sogo) | 43.8 | 39.7 | 42.1 |
| Installment shopping credit (Kohin) | 228.4 | 299.3 | 233.8 |
| Cashing by credit card | 67.1 | 69.8 | 63.8 |
| Loan card | 114.4 | 128.6 | 123.1 |
| Other consumer loan | 54.7 | 47.6 | 54.8 |
| Consumer loan | 236.2 | 246.2 | 241.8 |
| Other loan | 12.1 | 15.1 | 12.1 |
| Total Loan | 248.3 | 261.4 | 253.9 |
| Others | 0.1 | 0.1 | 0.1 |
| Total installment receivables | 520.8 | 600.6 | 530.1 |
| Credit guarantee receivables | 687.2 | 738.4 | 694.2 |
| **Total Account Receivables** | 1,208.0 | 1,339.0 | 1,224.4 |
| Number of Merchants (thousands) | - | - | 832 |
| Total Available Cardholders (non-consolidated) (thousands) | 7,740 | 7,121 | 7,612 |
| Number of New Card Issuance (non-consolidated (thousands) | 383 | 464 | 1,624 |
| Loan Receivables Outstanding by Interest Rate Zone (non-consolidated) [2] | 190.3 | - | 191.1 |
| ~15.0% | 1.0 | - | 0.9 |
| ~18.0% | 30.5 | - | 30.6 |
| ~20.0% | 15.1 | - | 15.2 |
| ~25.0% | 51.1 | - | 50.6 |
| ~29.2% | 92.4 | - | 93.5 |
| Cashing by credit card | 71.8 | - | 71.2 |
| Loan card | 118.4 | - | 119.9 |
| Credit Outstanding Per Account (thousand yen) | 357 | - | 367 |
| Cashing by credit card | 227 | - | 233 |
| Loan card | 545 | - | 555 |

(1) All figures presented in the tables are based on APLUS' disclosed financials and before consolidation to Shinsei's financials.
(2) This is a total of cashing by credit card / loan card outstanding (156.4 billion yen, non-consolidated, as of the end of Jun. 2007) based on managed assets basis, which include securitized receivables and uncollectible estimated amounts, etc.

■ **Grey zone related:**

The amount of refund for grey zone claims, in the three months ended June 30, 2007, was 1.1 billion yen.
As of the end of June 2007, reserve for losses on interest repayments stood at 9.7 billion yen.
(as of the end of March 2007: 10.3 billion yen)
During the first three months of fiscal year 2007, APLUS recorded grey zone related costs of 0.5 billion yen.

***Shinki Key Data***

*(billions of yen)*

| Summary of Income Statement (non-consolidated) [1] | 1st Qtr FY2007 | 1st Qtr FY2006 | FY2006 |
|---|---|---|---|
| Interest income | 5.2 | 6.4 | 23.7 |
| Interest on subordinated investor certificate | 4.1 | 5.0 | 19.4 |
| Others | 0.3 | 0.4 | 1.3 |
| **Operating Income** | 9.6 | 11.8 | 44.4 |
| Financial expenses | 0.3 | 0.4 | 1.6 |
| Allowance for bad debts and write offs | 5.0 | 5.8 | 46.9 |
| Others | 3.6 | 4.6 | 17.5 |
| Other operating expenses | 8.6 | 10.4 | 64.5 |
| **Operating Expenses** | 9.0 | 10.9 | 66.1 |
| **Operating Profit** | 0.5 | 0.8 | (21.7) |
| **Ordinary Profit** | 0.6 | 0.9 | (21.5) |
| Net Extraordinary Profit (Loss) | 0.0 | 0.2 | (13.6) |
| **Net Income Before Tax** | 0.7 | 1.1 | (35.2) |
| **Net Income** | 0.0 | 0.6 | (39.9) |

| Summary of Financials and Other Major Business Information (non-consolidated) [1] | June 30 2007 | June 30 2006 | Mar 31 2007 |
|---|---|---|---|
| **Total Assets** | 154.7 | 181.4 | 151.9 |
| **Total Liabilities** | 127.5 | 113.3 | 124.9 |
| **Total Net Assets** | 27.1 | 68.1 | 27.0 |
| Unsecured loans | 117.3 | 132.8 | 125.0 |
| Secured loans | 0.6 | 0.4 | 0.7 |
| Total consumer loans | 117.9 | 133.2 | 125.7 |
| Loans on deeds | 0.3 | 0.5 | 0.3 |
| Noloan business | 46.0 | 59.3 | 50.1 |
| Secured loans | 0.0 | 0.0 | 0.0 |
| Total business loans | 46.3 | 59.8 | 50.4 |
| **Loan Receivables Outstanding** [2] | 164.2 | 193.0 | 176.1 |
| Number of Branch Offices | 539 | 580 | 544 |
| Weighted Average Rate of Loan Interest Rate (%) | 26.25 | 27.18 | 27.11 |
| Unsecured loans | 26.75 | 27.64 | 27.58 |
| Secured loans | 14.15 | 11.28 | 13.96 |
| Consumer loans | 26.68 | 27.58 | 27.50 |
| Loans on deeds | 21.87 | 21.22 | 21.66 |
| Noloan business | 25.21 | 26.36 | 26.19 |
| Secured loans | 11.29 | 11.54 | 11.32 |
| Business loans | 25.17 | 26.29 | 26.14 |
| Weighted Average Rate of Funding Rate (%) | | | |
| During the fiscal year | 1.68 | 1.62 | 1.66 |
| As of the end of the fiscal year | 1.70 | 1.64 | 1.69 |

(1) All figures presented in the tables are based on Shinki' disclosed financials.
(2) Includes off-balance sheet loans through securitization program.

■**Grey zone related:**

In the three months ended June 30, 2007, Shinki (non-consolidated basis) made no additional provisions for grey zone. As of the end of June 2007, the reserve amount stood at 33.1 billion yen.

(Reference)

In the three months ended June 30, 2007, there has been a decline in Shinki's common share price. If the share price does not improve significantly by September 30, 2007, a partial impairment of Shinsei's investment in Shinki's common shares is envisaged.

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

**Announcement of Mandatory Acquisition and Cancellation of Series 3 Class-B Preferred Shares and Change in Holdings of Shinsei Bank Shares by a Major Shareholder**

Tokyo (Wednesday, August 1, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that, pursuant to the provisions of Shinsei Bank Articles of Incorporation concerning the mandatory acquisition of Series 3 Class-B Preferred Shares issued by Shinsei Bank, owned entirely by the Resolution and Collection Corporation ("RCC"), the Bank today acquired all relevant preferred shares and issued the Bank's common shares in exchange for these preferred shares. Shinsei Bank subsequently cancelled all the relevant preferred shares immediately after it obtained these shares, pursuant to Article 178 of the Corporation Act.

*"We are pleased to have the RCC as a major holder of Shinsei common shares as we continue to focus on delivering returns to all our shareholders. We have been working and will continue to work closely with the Government to ensure an orderly and stable resolution of public funds to the benefit of all our stakeholders" said Thierry Porté, President and Chief Executive Officer of Shinsei Bank.*

1. Reason for the change in holdings of Shinsei Bank Shares

   Regarding Series 3 Class-B Preferred Shares for which no request for acquisition had been made by July 31, 2007 (300,000,000 shares), Shinsei Bank acquired all of the shares pursuant to the provisions of Shinsei Bank Articles of Incorporation concerning the mandatory acquisition of the relevant preferred shares. The Bank issued its common shares in exchange for the relevant preferred shares based on the exchange price of 600 yen as previously announced by the Bank in its press release of July 9, 2007.

2. Details of the change

   (1) Name of the Shareholder affected by the Change

   | | |
   |---|---|
   | (i) Name | The Resolution and Collection Corporation ("RCC") |
   | (ii) Address | 46-1, Honcho 2-chome, Nakano-ku, Tokyo |
   | (iii) Representative | Yoshihiko Okuno |
   | (iv) Major business | Servicing (debt collection) |

   (2) Number of Common Shares and Voting Rights and Ratios to total Common Shares and Voting Rights Before and After the Change

Name of the shareholder: The Resolution and Collection Corporation ("RCC")

| | Number of voting rights (Number of common shares) | Ratio of the voting rights to total voting rights[1,2] |
|---|---|---|

| | Number of voting rights (Number of common shares) | Ratio of the voting rights to total voting rights[1,2] |
|---|---|---|
| Before the change | - | - |
| After the change | 200,000 (200,000,000 shares) | 12.68% |

(1) Number of non-voting shares deducted from total outstanding common shares: 96,555,944 shares

(2) Number of total outstanding common shares as of August 1, 2007: 1,673,570,944 shares

(3) Date of Change
August 1, 2007

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

## Registration Error in Customer Information for the Federation of Credit Bureaus of Japan

Tokyo (Friday, August 3, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that based on investigations of customer information under the order of the Japanese Bankers Association and the Federation of Credit Bureaus of Japan, it was found that a section of customer information was registered incorrectly to the disadvantage of customers, and had for a certain period of time, been made available for other banks to view.

We would like to sincerely apologize for the problems caused and assure that maximum efforts to prevent the recurrence of such errors will be taken. Moreover, we will provide detailed explanations and express our apologies to the customers affected.

1. Customers whose data had been incorrectly registered

Data of a portion of Shinsei Bank housing loan borrowers (315 customers) has been incorrectly registered, and may have been used as reference by other banks for screening purposes. These customers might have been handled in a disadvantageous way in the process of credit inquiries by other banks.

2. Period and details of the incorrect registration

(1) Incorrect registrations involving Completion Category (*kanryou-kubun*) (Note 1)

- Incorrectly registered as "Outstanding" while in fact the loans had been "Fully Repaid": 47 customers (47 cases)

Incorrect registrations involving Completion Category which are disadvantageous to customers had been made available for inquiries by other banks during the period next month after the loans were fully repaid to July 19, 2007. All errors involving Completion Category have been rectified.

(2) Incorrect registrations involving Payment Category (*nykin-kubun*) (Note 2)

- Incorrectly registered as "No Payment" while in fact "Not Claimed": 166 customers (168 cases)
- Incorrectly registered as "No Payment" while in fact "Duly Paid": 91 customers (91 cases)
- Incorrectly registered as "Partially Paid" while in fact "Duly Paid": 11 customers (11 cases)

Incorrect registrations involving Payment Category which are disadvantageous to customers had been made available for inquiries by other banks during the period from November 9, 2006 to January 26, 2007. After January 27, 2007, registered information regarding Payment Category has not been disclosed to other banks.

(Note 1)Completion Category: Data showing whether the loan has been fully repaid or is still outstanding.

(Note 2) Payment Category: Data related to monthly repayment status.

3. Causes and measures taken

These incorrect registrations were caused by errors in a part of the program in the Bank's system used to finalize reporting information defined by the Federation of Credit Bureaus of Japan. A schedule to rectify the incorrect information and program errors relating to Payment Category has been reported to the Federation of Credit Bureaus of Japan. We are now working on the rectification and plan to complete this process by October 8, 2007. After January 27, 2007, registered information regarding Payment Category has not been disclosed to other banks.

Inquiries from customers shall be handled at Shinsei *PowerCall* 0120-456-366 (9:00-17:00, Monday to Friday)

****

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

**Media Reports Regarding Jih Sun Financial Holding in Taiwan**

Tokyo (Monday, August 6, 2007) – In response to reports by certain media in Taiwan that Shinsei Bank, Limited ("Shinsei Bank") may sell its stake in Jih Sun Financial Holding Co., Ltd. ("Jih Sun"), the Bank confirms that it has not had any discussions with any party in this regard. Shinsei Bank would like to reiterate its commitment to the partnership with Jih Sun and its strategic positioning in Taiwan.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## UTI And Shinsei Bank join hands to set up regional asset management JV

UTI International Ltd. (British crown dependency Guernsey based ) a 100% subsidiary of UTI Asset Management Company Pvt. Ltd. ("UTI AMC") of India and Shinsei Bank Limited ("Shinsei Bank") of Japan have signed a joint venture agreement today to set up UTI International (Singapore) Pte Limited ("The Company").

The agreement was signed by Mr. U K Sinha, Chairman and Managing Director of UTI AMC and Mr. Thierry Porté, President and Chief Executive Officer of Shinsei Bank who were in Singapore for the occasion.

The Company shall be engaged in investment management and distribution of financial products in the South East Asian region. Besides structuring investment products for customers in the region, the Company will also manage funds investing in other jurisdictions. The company will also launch and manage structured investment products to cater to the Japan – South-East Asia corridor.

The Company will be applying to the regulators in Singapore to obtain the necessary licenses and in due course will also approach the other regulators in other jurisdictions.

On the occasion Mr. Sinha said, "We are very eager to expand the UTI business beyond the geographical boundaries of India. We want to leverage our experience and knowledge to help people across the region to build wealth. We are happy with our association with Shinsei Bank for this venture. We have successfully worked with Shinsei in Japan and keen to take this relationship forward."

Mr. Porté commented, "We have had a very successful relationship with UTI in Japan through the Shinsei UTI India fund, which is now over USD 400 Million in size. We are confident of extending our successful relationship across various geographies and in many dimensions."

Mr. A K Sridhar, who was the CIO of UTI AMC, has been identified as the Chief Executive Officer for the Joint Venture Company and he will be based in Singapore.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

**Notes to Editors:**

**About UTI AMC:**

With more than a 40-year history, UTIAMC is one of the large and the oldest mutual fund managers in India. Unit Trust of India, its predecessor, was established in 1963 as the first mutual fund manager in India. UTI has an established reputation in full-scale research and asset management.

UTI AMC, manager of the funds of UTI Mutual Fund has a track record of managing a variety of schemes catering to the needs of every class of citizenry. It has well-qualified, professional fund management teams supported with a strong in-house equity research department. To ensure better management of funds, a risk management department is also in operation. It has reset and upgraded transparency standards for the mutual funds industry.

**General Information (as of July 31, 2007):**

| | |
|---|---|
| Total Assets: | USD 10506 Million |
| Branches: | Domestic– 72 UTI Financial Centers, Corporate Office at Mumbai; |
| | Overseas – 3 branches (London, Dubai and Bahrain) |
| Employees: | 1300 approx. |
| Headquarters: | Mumbai, India |
| Website: | www.utimf.com |

**About Shinsei Bank:**

Shinsei Bank (Code:8303 TSE First Section) is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.

**General Information (as of March 31, 2007):**

| | |
|---|---|
| Total Assets: | ¥10.8 trillion |
| Total Net Assets: | ¥933.2 billion |
| Branches*: | Domestic - 30 branches, including Head Office; 9 Annexes |
| | Overseas - 1 branch; 1 Representative Office (as of July 31, 2007) |
| Employees*: | 2,248 |
| Headquarters: | Tokyo, Japan |
| Website: | www.shinseibank.com |

* Shinsei Bank

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Shinsei Bank Exposure to the U.S. Residential Mortgage Market

Tokyo (Wednesday, August 8, 2007) --- In view of the increasing concern about the potential impact on financial institutions around the world arising from their exposure to the sub-prime segment of the U.S. residential mortgage market, Shinsei Bank is providing today a breakdown of its entire exposure to the U.S. residential mortgage market.

Shinsei Bank's exposure to the U.S. residential mortgage market aggregates to less than US$500 million. Major components are as follows:

• US$154 million relates to corporate obligations of U.S. entities whose primary business relates to residential mortgage finance and related services.

• US$52 million relates to a holding in a fund investment whose underlying assets are predominantly composed of U.S. residential mortgage-backed securities. We recorded a US$29 million mark-down relating to this investment during the six months ended June 30, 2007.

A minority portion of the two items above, totaling US$206 million, could be considered to be sub-prime.

• In addition, US$248 million relates to investment grade U.S. residential mortgage-backed securities. Over half of this amount is rated AAA. None of these investments have been downgraded or been put on watch for downgrade by the major credit rating agencies. The sub-prime component of these assets is negligible.

"Shinsei Bank's exposure to the U.S. residential mortgage market is limited relative to the size of our balance sheet and strong capital levels. Our total exposure to this market is less than 0.5% of the Bank's total assets as at March 31, 2007 of US$92 billion. We have been and continue to closely monitor this exposure and have taken prudent actions in response to market volatility and liquidity" said Thierry Porté, President and CEO of Shinsei Bank.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Shinsei Bank Announces Forecast of Common Dividends for Fiscal Year 2007

### Total Common Dividends Forecast for Fiscal Year 2007 to Increase 0.66 yen to 3.32 yen per share

Tokyo (Friday, August 10, 2007) --- Shinsei Bank, Limited ("Shinsei Bank") today announced the forecast of common dividend amounts for fiscal year 2007.

Shinsei Bank forecasts to pay a dividend to common shareholders of 1.66 yen per share for the first half of fiscal year 2007, an increase of 0.66 yen from the dividend paid in May 2007 for the end of period of fiscal year 2006. The Bank forecasts to pay a total dividend for fiscal year 2007 of 3.32 yen per share compared to 2.66 yen per share for fiscal year 2006.

**Common Dividends Per Share Forecast for Fiscal Year 2007**

| | |
|---|---|
| Interim period: | 1.66 yen |
| End of period: | 1.66 yen |
| Total dividend for fiscal year 2007: | 3.32 yen |

(Reference)

| | |
|---|---|
| Fiscal year 2006 | |
| Interim period: | 1.66 yen |
| End of period: | 1.00 yen |
| Total dividends for fiscal year 2006: | 2.66 yen |
| Fiscal year 2005 | |
| Interim period: | 1.48 yen |
| End of period: | 1.48 yen |
| Total dividends for fiscal year 2005: | 2.96 yen |

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

## Submission of Revised Revitalization Plan

Tokyo (August 10, 2007) -- Shinsei Bank, Limited ("Shinsei Bank") today submitted to the Financial Services Agency ("FSA") a "Current Status of the Implementation of the 'Plan for Restoring Sound Management'" ("Follow-up Report") and a newly revised "Plan for Restoring Sound Management" ("Revitalization Plan"). Both the Follow-up Report and the revised Revitalization Plan have been posted on the websites of the FSA and Shinsei Bank.

As a consequence of the measures that Shinsei Bank took to address legislative and market changes in the Japanese consumer finance industry, the Bank's non-consolidated net income for Fiscal Year 2006 did not meet the Revitalization Plan target agreed with the Government. Consequently, on June 28th, 2007, a Business Improvement Order was issued. The revised Revitalization Plan reflects the Business Improvement Plan that we submitted to the FSA as required by the Business Improvement Order. The revised Revitalization Plan takes into account the changes affecting the consumer finance industry and focuses on improving further our profitability as well as operational efficiency.

*"Management and employees of Shinsei Bank will work together to implement the measures and achieve the targets set forth in the revised Revitalization Plan, as doing so will help lead us to deliver greater value to our shareholders and achieve an orderly and stable resolution of public funds" said Thierry Porté, President and Chief Executive Officer of Shinsei Bank.*

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

**Shinsei Bank to Launch "Kurashi-no-Yell"**
Amortized Time deposit in yen / foreign currency with
annuity-like payment of its principal and interest

Tokyo (Monday, August 13, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will start offering "Kurashi-no-Yell (Amortized time deposit in yen or foreign currency) at Shinsei branches from Monday, August 13, 2007.

These time deposits of "Kurashi-no-Yell" regularly pay off its interest and a portion of the principal which is divided by the customer's choice of a deposit term and a frequency of receipt. Customers can receive the interest and the allotted amount of principal on a regular basis like annuity payment. The deposit terms offered are 3 years, 4 years, 5 years, 6 years, 7 years, or 10 years, and the frequency of receipt is once, twice, 4 times, 6 times, or 12 times a year.

"Kurashi-no-Yell" is also available in the four currencies of U.S. dollar (USD), Euro (EUR), Australian dollar (AUD), and New Zealand dollar (NZD).

Customers can pair up a deposit term with a frequency of receipt at their own choice, and can take a series of annuity-like payment of both the principal and the interest soon after their deposit, which enables customers to estimate their financial plan that considers their life style.

Shinsei Bank will satisfy the increasing needs of customers who wish to ensure cash flow over retirement life by offering a unique and comprehensive financial advice through the combination of these products with other existing individual annuity insurances.

■ **Outline of "Kurashi-no-Yell" (Amortized time deposit in yen / foreign currency)**

| | Amortized yen time deposit | Amortized foreign currency time deposit |
|---|---|---|
| Deposit term | 6 options: 3, 4, 5, 6, 7, or 10 years | |
| Frequency of receipt (Frequency of payout) | 6 types of payout: Annually (once every year), Semi-annually (every 6 months), Quarterly (every 3 months), 6 times a year (every 2 months), and 12 times a year (every month) | |
| Deposit currency | Japanese yen | 4 currencies of USD, EUR, AUD and NZD |
| Applicable interest rate | For a term of 5 years: 0.75% p.a. (0.6% p.a. after tax) | For a term of 5 years in USD: 3.5% p.a. (2.8% p.a. after tax) |
| Available at | Shinsei branches (excludes Shinsei *BankSpots*) | |
| Minimum deposit amount | 5 million yen or more | 10,000 units of the base currency or more |

* The interest rates stated above are as of Monday, August 13, 2007 before 20% separate withholding tax.
* Depending on market conditions, etc., Shinsei Bank may change the applicable interest rate or stop offering these products.
* Cancellation before maturity is forbidden in principle. If Shinsei Bank finds it appropriate and necessary to accept cancellation, "Kurashi-no-Yell" can be cancelled before maturity, and the principal will be guaranteed even in the cancellation before maturity as the product is a time deposit,.
* If principal of "Kurashi-no-Yell (Amortized foreign currency time deposit)" is exchanged to yen, it may fall below the original deposit amount depending on exchange rates.
* "Kurashi-no-Yell (Amortized yen time deposit)" is covered by deposit insurance, while "Kurashi-no-Yell (Amortized foreign currency time deposit)" is not covered by deposit insurance.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

* For details on applicable interest rates, please refer to the attachment.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

**Attachment**

■**Applicable interest rates on "Kurashi-no-Yell" (before tax)**

**<Deposit term, Available currency, and Applicable interest rate (before tax)>**

| | 3 years | 4 years | 5 years | 6 years | 7 years | 10 years |
|---|---|---|---|---|---|---|
| JPY | 0.50% p.a. | 0.60% p.a. | 0.75% p.a. | 0.75% p.a. | 0.80% p.a. | 1.00% p.a. |
| USD | 3.50% p.a. | 3.50% p.a. | 3.50% p.a. | 3.50% p.a. | 3.50% p.a. | 3.50% p.a. |
| EUR | 3.00% p.a. | 3.00% p.a. | 3.00% p.a. | 3.00% p.a. | 3.00% p.a. | 3.00% p.a. |
| AUD | 5.00% p.a. | 5.00% p.a. | 5.00% p.a. | 5.00% p.a. | 5.00% p.a. | 5.00% p.a. |
| NZD | 6.50% p.a. | 6.50% p.a. | 6.50% p.a. | 6.50% p.a. | 6.50% p.a. | 6.50% p.a. |

* The interest rates stated above are as of Monday, August 13, 2007, before 20% separate withholding tax.

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
wwwshinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303, TSE First Section)

## Shinsei Bank to Commence ATM Tie-up with Miura Fujisawa Shinkin Bank

Enables Shinsei *Powerflex* cash card holders to use Miura Fujisawa Shinkin ATMs free of charge

Tokyo (Thursday, August 23, 2007) – Shinsei Bank, Limited ("Shinsei Bank") today announced that effective Monday September 3, 2007 it will commence ATM tie-up operations with Miura Fujisawa Shinkin Bank ("Miura Fujisawa Shinkin") (Head office: Yokosuka-city, Kanagawa Prefecture; Chairman: Yoshihisa Ogawa). The new partnership enables Shinsei *PowerFlex* cash card holders to make free of charge transactions of cash withdrawals and account balance inquiries[1] at ATMs operated by Miura Fujisawa Shinkin (151 ATMs at 82 places, as of August 23, 2007).

In Kanagawa Prefecture, Shinsei Bank offers its services including asset management consulting at the *Shinsei Financial Centers* located in Yokohama-city and Fujisawa-city. The business hours of these Financial Centers are from 9 a.m. to 7 p.m. weekdays, and Yokohama Financial Center opens from 10 a.m. to 5 p.m. on Saturdays[2]. Furthermore 46 ATMs installed at 29 Keihin Electric Express Railway stations (36 places) are available free of charge from 6 a.m. to midnight (as of August 23, 2007).
The tie-up with Miura Fujisawa Shinkin for ATM services will further enhance customers' convenience around major commercial and residential areas in Kanagawa Prefecture such as Yokosuka-city, Miura-city, Fujisawa-city, and Yokohama-city which are business hubs of Miura Fujisawa Shinkin.

Shinsei Bank is aiming to bring the reality of a lifestyle abundant with color to our customers, through the branding concept "Color your life" and will continue to strive at developing products and services which offer value and convenience to our customers.

1. Account balance inquiries are free of charge.
   Withdrawal fees for a month are charged at the time of each withdrawal and reimbursed in bulk to customer's yen savings account at the beginning of the following month. Thus withdrawal service is virtually offered free of charge.
2. Some of the over-the-counter transactions such as cash withdrawal and deposit, fund transfer etc. are not available on Saturdays.

* Please refer to the attachment for additional information.

******

*Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar strategic business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of US$ 92 billion on a consolidated basis (as of March 2007) and a network of 30Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.*

*News and other information about Shinsei Bank are available at http://www.shinseibank.com/english/index.html.*

**Attachment**

## ■ Shinsei Bank ATM services (effective September 3, 2007) for customers using Shinsei *PowerFlex* cash card

<table>
<tr><th></th><th colspan="2">ATMs</th><th colspan="2">Operating hours[1]</th><th>Fees & Charges</th></tr>
<tr><td rowspan="3">Shinsei Bank ATMs</td><td>Shinsei Bank ATMs at Head Office and other Branches<br>Other Shinsei Bank ATMs</td><td rowspan="4">Account balance inquiries, Deposits, and Withdrawals</td><td rowspan="4">365 days</td><td>24 hours</td><td rowspan="5">Free of charge</td></tr>
<tr><td>Shinsei Bank ATMs installed at stations of Tokyo Metro and Kintetsu Railway</td><td>5:00 – 24:00</td></tr>
<tr><td>Keikyu Station Bank ATMs<br>(ATMs installed at Keihin Electric Express Railway stations, etc.)</td><td>6:00 – 24:00</td></tr>
<tr><td rowspan="6">Partner network ATMs</td><td>Seven Bank ATMs<br>(ATMs installed at Seven-Eleven convenience stores, etc.)</td><td>24 hours</td></tr>
<tr><td rowspan="2">Japan Post Office ATMs</td><td>Deposits</td><td colspan="2">Weekdays<br>7:00 – 21:00<br>Sat. & Sun. and Holidays<br>9:00 – 17:00</td></tr>
<tr><td rowspan="4">Account balance inquiries and Withdrawals</td><td colspan="2">Weekdays & Sat. 0:05 – 23:55<br>Sun. & Holidays 0:05 – 20:00<br>(From 7:00 on the following day of Sundays or holidays)</td><td rowspan="4">Fee is reimbursed later[4]<br>(virtually free of charge)</td></tr>
<tr><td>All City Banks[2] ATMs<br>Four Trust Banks[3] ATMs</td><td colspan="2">Weekdays<br>8:00 – 21:00<br>Sat. & Sun. and Holidays<br>9:00 – 17:00</td></tr>
<tr><td>Aozora Bank ATMs<br>Shokochukin Bank ATMs</td><td colspan="2">Weekdays 8:45 – 19:00<br>Sat. & Sun. 9:00 – 17:00</td></tr>
<tr><td>Miura Fujisawa Shinkin Bank ATMs</td><td colspan="2">Weekdays<br>8:00 – 21:00<br>Sat. & Sun. and Holidays<br>9:00 – 17:00</td></tr>
</table>

1. ATM operating hours may differ depending on business hours of the building at which ATMs are installed.
2. Tokyo-Mitsubishi UFJ, Mizuho, Sumitomo Mitsui, Resona, and Saitama Resona
3. Chuo Mitsui Trust, Mitsubishi UFJ Trust, Sumitomo Trust, and Mizuho Trust
4. Account balance inquiries are free of charge.
   Withdrawal fees for a month are charged at the time of each withdrawal and reimbursed in bulk to customer's yen savings account at the beginning of the following month.

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Report on Purchase of Common Shares dated April 2, 2007
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in March 2007.

Amendment Report on Securities Report dated April 3, 2007
An amendment report on securities report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report on Securities Report thereto was filed in connection with Shinsei's holdings of interest of e-Revolution Co., Ltd.

Status Exchange Report on Securities Report dated April 13, 2007
A status exchange report on securities report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report on Securities Report thereto was filed in connection with Shinsei's holdings of interest of e-Revolution Co., Ltd.

Status Exchange Report on Securities Report dated April 26, 2007
A status exchange report on securities report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report on Securities Report thereto was filed in connection with Shinsei's holdings of interest of The Daito Bank, Ltd.

Status Exchange Report on Securities Report dated May 1, 2007
An amendment report on securities report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report on Securities Report thereto was filed in connection with Shinsei's holdings of interest of e-Revolution Co., Ltd.

Report on Purchase of Common Shares dated May 1, 2007
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in April 2007.

Extraordinary Report dated May 9, 2007
An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with the approval of stock acquisition rights issuance as stock options.

Status Exchange Report dated May 16, 2007
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of The Daito Bank, Ltd.

Status Exchange Report dated May 16, 2007
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of e-Revolution Co., Ltd.

Amendment Report on Extraordinary Report dated May 25, 2007
An amendment report on extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report on Securities Report thereto was filed in connection with the amendment in condition of the approval of stock acquisition rights issuance as stock options dated May 9, 2007.

Amendment Report on Securities Report dated May 28, 2007
An amendment report on securities report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report on Securities Report thereto was filed in connection with the amendment in related party transaction.

Report on Purchase of Common Shares dated June 1, 2007
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in May 2007.

Status Exchange Report dated June 19, 2007
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of The Daito Bank, Ltd.

Securities Registration Statement dated June 20, 2007
A securities registration statement is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The securities registration statement thereto was filed in connection with the issuance of stock acquisition rights as stock options.

Amendment Report for Shelf-Registration dated June 20, 2007
An amendment report for shelf-registration is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report for shelf-registration thereto was filed in connection with the submission of the securities registration statement dated June 20, 2007.

Report on Purchase of Common Shares dated July 2, 2007
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in June 2007.

Withdrawal request of securities registration statement dated July 2, 2007
A withdrawal request of securities registration statement is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The withdrawal request of securities registration statement thereto was filed in connection with the issuance of stock acquisition rights as stock options dated June 20, 2007.

Status Exchange Report dated July 2, 2007
A status change report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report thereto was filed in connection with Shinsei's holdings of interest of e-Revolution Co., Ltd.

Extraordinary Report dated August 1, 2007
An extraordinary report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The extraordinary report thereto was filed in connection with the mandatory acquisition and cancellation of Series 3 Class-B Preferred Shares and change in Holdings of Shinsei Bank shares by a major shareholder.

[Annex A]

Amendment Report on Securities Report dated August 14, 2007
An amendment report on securities report is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The amendment report on Securities Report thereto was filed in connection with the amendment in the description about corporate governance.

END